Filed Pursuant to Rule 424(b)(5)

Registration No. 333-145138

Subject to completion, dated November 5, 2007

The information in this preliminary prospectus supplement is not complete and may be changed. The preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

Prospectus Supplement
(To Prospectus dated November 2, 2007)

5,455,000 shares

Class A Common Stock

This is a public offering of 5,455,000 shares of our Class A Common Stock. We are selling 3,636,000 shares, MatlinPatterson Global Opportunities Partners L.P. and certain of its affiliates are selling 1,801,003 shares and the other selling stockholders are selling 17,997 shares of our Class A Common Stock. MatlinPatterson Global Opportunities Partners L.P. and its affiliates collectively own approximately 71% of our Class A Common Stock and are “affiliates” of ours, as such term is defined in the Securities Act of 1933, as amended. We will not receive any proceeds from the sale of shares of our Class A Common Stock by the selling stockholders.

The initial public offering price is expected to be between $26.00 and $29.00 per share. After pricing the offering, we expect that our Class A Common Stock will be traded on the New York Stock Exchange under the symbol “PGO.” Our Class A Common Stock is currently traded on the Over-the-Counter Bulletin Board under the symbol “POLGA.” On November 1, 2007, the last reported sale price of our Class A Common Stock on the Over-the-Counter Bulletin Board was $26.55 per share.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Polymer Group, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to an aggregate of 818,250 shares of our Class A Common Stock on the same terms and conditions set forth above to cover over-allotments, if any.

Investing in our Class A Common Stock involves risks. See “Risk factors” on page S-14.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

JPMorgan	Citi

Deutsche Bank Securities

Robert W. Baird & Co.

KeyBanc Capital Markets

             , 2007

Manufacturing process

End use applications

Hygiene applications

Diapers

Adult Incontinence

Feminine care

Medical applications

Surgical gowns and drapes

Wound care

Wiping applications

Household wipes

Imaged dry-dusting wipes

Chix® branded wipes

Industrial and specialty applications

Housewrap

Wheel well liners

Filtration

Oriented Polymers end uses

Value-added polyolefin products

High performance fire retardant fabrics

Value-added material for agriculture & construction

PGI

Polymer Group, Inc.®

Table of Contents

Prospectus Supplement

Prospectus

About this prospectus supplement

You should rely only upon the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different or additional information. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or any sale of securities. This prospectus supplement is not an offer to sell or solicitation of an offer to buy these shares in any circumstances under which the offer or solicitation is unlawful. The terms “Polymer Group,” “we,” “us,” and “our” as used in this prospectus supplement and the accompanying prospectus refer to Polymer Group, Inc. and its subsidiaries. The phrase “this prospectus” refers to this prospectus supplement and the accompanying prospectus, unless the context otherwise requires.

i

Presentation of information

These offering materials consist of two documents: (1) this prospectus supplement, which describes the terms of the current offering by us and the selling stockholders, and (2) the accompanying prospectus, which provides general information about the disposition of our Class A Common Stock by us and the selling stockholders, some of which may not apply to the shares being currently offered or sold by us and the selling stockholders. The information in this prospectus supplement replaces any inconsistent information included in the accompanying prospectus.

At varying places in this prospectus supplement and the accompanying prospectus, we refer you to other sections of the documents for additional information by indicating the caption heading of the other sections. The page on which each principal caption included in this prospectus supplement and the accompanying prospectus can be found is listed in the Table of Contents on the preceding page. All cross references in this prospectus supplement are to captions contained in this prospectus supplement and not in the accompanying prospectus, unless otherwise stated.

All trademarks, tradenames and service names referred to in this prospectus supplement or incorporated by reference into this prospectus supplement are property of their respective owners.

Industry and market data

The market data and certain other statistical information used throughout this prospectus supplement are based on independent industry publications, government publications or other published independent sources. Some data are also based upon our good faith estimates. Although we believe these third-party sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

ii

Prospectus summary

This summary may not contain all of the information that may be important to you. Please review this prospectus supplement and the accompanying prospectus in their entirety, including the risk factors and our financial statements and the related notes included elsewhere herein, before you decide to invest in our Class A Common Stock. Unless otherwise stated, all figures assume no exercise of the underwriters’ over-allotment option.

Overview

We are a leading global innovator, manufacturer and marketer of engineered materials, focused primarily on the production of nonwovens. Nonwovens are high value-added, high performance and low-cost alternative materials developed as an outgrowth of paper, textile and chemical technologies, with critical characteristics including absorbency, tensile strength, softness and barrier properties. Our products, which typically comprise only a small percentage of the final product’s total cost, are the critical substrates and components for disposable consumer applications such as baby diapers, feminine hygiene products, household and personal wipes, disposable medical applications, such as surgical gowns and drapes, and for various durable industrial applications including furniture and bedding, filtration and protective apparel.

We have one of the largest global platforms in our industry, with 19 manufacturing and converting facilities throughout the world, and a presence in nine countries. We are strategically located near many of our key customers in order to increase our effectiveness in addressing local and regional demand as many of our products do not ship economically over long distances. We work closely with our customers, which include well-established multi-national and regional consumer and industrial product manufacturers, and use innovative technologies to provide engineered solutions to meet increasing consumer demand for more sophisticated products. We are the #1 or #2 participant in the majority of the markets in which we compete with, we believe, the broadest and most advanced technology portfolio in the industry. According to certain industry sources, the global market for nonwovens is approximately $17.0 billion, with an expected 7-8% compound annual growth rate (CAGR) between 2006 and 2011. Demand in developing regions is forecasted to grow at a 13-14% CAGR over the same time period, driven primarily by increased penetration of disposable products as per capita income rises. Demand in developed regions (North America, Western Europe and Japan) over this period is expected to increase at a 3-4% CAGR due to the development of new applications for nonwovens and underlying market growth. We believe our unique global platform and technological leadership, with an increasing presence in these high growth developing regions, will allow us to achieve high growth and increased profitability.

Our products and technologies are organized into two primary segments—Nonwovens (83% of fiscal 2006 sales) and Oriented Polymers (17% of fiscal 2006 sales). In fiscal 2006, we generated total sales of $1,021.6 million and a net loss of $34.5 million. Additionally, in fiscal 2006, we generated Adjusted EBITDA of $110.0 million. See “Summary financial and other data” in this section for a definition of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA.

Nonwovens segment

The Nonwovens segment develops and sells products in various consumer and industrial markets, including hygiene, industrial, medical and wiping. Nonwovens are categorized as either disposable (estimated to be approximately 58.5% of worldwide industry sales) or durable (estimated to be approximately 41.5% of worldwide industry sales). We primarily compete in disposable products, which account for approximately 70% of our total nonwoven sales. We believe that disposable products are non-cyclical and will grow rapidly in the future, driven primarily by the increasing adoption of these materials in developing economies due to rising per capita income and population growth. We sell a diverse array of durable products to a variety of niche industrial end markets. Our products are a mix of roll goods and downstream and integrated finished products. We endeavor to add value to our products through our printing, laminating and small roll converting capabilities and, in some instances, convert product ourselves and sell directly to the end consumer. With this downstream presence we are a more valuable supplier to our customers with a more efficient distribution chain and knowledge of the ultimate end product consumer.

Hygiene applications.   In the hygiene market, our substrates are the critical components providing superior absorbency, barrier strength, fit and softness in diapers, training pants, feminine sanitary protection and adult incontinence products. Our broad product offerings provide customers with a full range of these specialized and highly engineered components, including top sheet, transfer layer, backsheet fabric, leg cuff fabric, sanitary protective facings, absorbent pads for incontinence guard, panty shield, and absorbent core applications. In developing regions, such as certain parts of Latin America and Asia, where penetration rates for nonwoven hygiene products such as disposable diapers are low (35% and 5%, respectively), growth is expected to be driven by increased disposable product penetration resulting from growth of per capita income and increasing standards of living. We believe that we are well-positioned to participate in this growth through our global presence in these markets and as a result of our recent expansions in Cali, Colombia, Buenos Aires, Argentina and our recently announced expansion in San Luis Potosi, Mexico (addressing growth in the U.S. and Mexican markets).

In developed regions, growth is expected to be driven by our customers’ continued demand for enhanced functionality and greater sophistication in their end-products. We frequently partner with select, industry-leading manufacturers to jointly develop leading-edge products to meet changing consumer demands. Examples of recent innovation in the hygiene market are our new cost effective and lighter weight core materials supplied to private label diaper producers.

Medical applications.   Our medical products are the principal, high-performance materials that are used in disposable surgical packs, apparel such as operating room gowns and drapes, face masks, shoe covers and wound care sponges and dressings. Nonwovens feature characteristics specifically addressing properties around barrier performance, breathability, strength and softness. Recently, we launched our innovative Medisoft® Ultra™ line, which delivers enhanced softness and comfort, as well as drapability and breathability, combined with higher protection and superior cost effectiveness than traditional medical nonwovens. Our well-respected position in the industry is rooted in our acquisition of Johnson & Johnson’s medical nonwovens business in 1995. We maintain the second largest global market position in nonwoven-based medical fabrics. Growth in the United States is expected to be driven by demand for improved barrier properties and enhanced protection due to new regulations, such as those imposed by the Association for the Advancement of Medical Instrumentation. In Europe, where the nonwoven medical penetration rate of 35% is significantly lower than that of North America, growth is expected to be driven by increased use of disposable products as end-use customers switch to nonwovens from less breathable and poorer barrier materials. Medical products, whose final production steps are labor intensive, are increasingly being converted and manufactured in low labor cost regions such as China. We are uniquely positioned to participate in the growth from this trend through our proximity to regional medical converters and the finishing capabilities of our new plant in Suzhou, China.

Wiping applications.   We produce nonwoven products for the consumer wipes market, which includes personal care and facial wipes (in-market examples, including those that we do not supply, consist of wipes from Olay® and Neutrogena®), baby wipes and household wipes (in-market examples, including those that we do not supply, consist of Clorox® and Lysol® disinfectant wipes and Swiffer® and Pledge® dry dusting wipes). We also market a converted line of wipes under our own industry-leading Chix® brand directly to industrial, foodservice, and janitorial markets. Wipes producers rely on nonwovens to provide features that enable product performance demanded by consumers such as abrasiveness and liquid dispensability. For example, our proprietary APEX™ technology enables us to impart three-dimensional images, which enhance performance by creating ridges for dust collection and increase abrasiveness, as well as improve branding and customer appeal. The consumer wipes market is expected to grow significantly as a result of increased sales of these value-added consumer products and continued innovations such as the additions of lotions, exfoliates, and skin cleansing delivery systems to the wipes. Recently, we introduced a new family of products based upon our unique Spinlace™ technology that meet customers’ demand for products that are a better value and offer improved functionality, such as improved strength and absorbency at lower weights.

Industrial applications.   Our industrial business serves a diverse collection of niche end markets that includes cable wrap, furniture and bedding, home furnishings, filtration, automotive components and landscape and agricultural applications. We compete in applications where there is a demand for highly engineered and tailored materials which can be addressed by our technological capabilities and where our customers place significant value. Growth in industrial products is driven by category-specific demand dynamics, such as increased nonwovens consumption as a result of applicable EPA regulations for filtration applications and the United States’ more stringent standards for flame-retardant fabrics in mattresses, for which we have been able to utilize our proprietary APEX™ technology. Additionally, we are taking advantage of numerous opportunities to utilize nonwovens in new applications wherein they have never before been utilized, such as in the roofing, packaging, and acoustical insulation markets. One example of such a new application, which we recently introduced for the automotive market, is a moldable substrate for use as wheel well liners and trunk liners, which provides superior acoustic properties versus comparative products while providing savings to automakers.

Oriented Polymers segment

The Oriented Polymers segment utilizes extruded polyolefin processes and woven technologies to produce a wide array of products for industrial packaging, building products, agriculture and protective apparel markets. These include concrete fiber, housewrap, lumberwrap, fiberglass packaging tubes, balewrap, steel wrap, coated bags for specialty chemicals and mineral fibers, performance fabrics for firemen turnout gear and other performance fabrics. Our woven slit film component of the business primarily competes in niche markets, delivering more complex products versus supplying uncoated markets such as carpet backing fabric, geotextiles and bags. The industrial packaging markets in which we compete include applications such as lumberwrap, steel wrap and fiberglass packaging. The building products applications encompass structural concrete reinforcement fiber, as well as high-strength protective coverings and specialized components that are integrated into a variety of industrial products (e.g., roofing substrates and flame-retardant fabric). We maintain leading market positions in this segment, as evidenced by our #2 position in North America in concrete fiber and flame-retardant performance fabrics. We are focusing efforts on diversifying away from large volume, commodity products within this division through the continued innovation of building and construction products to meet evolving customer requirements and the replacement of steel reinforcement with the less costly concrete fiber.

Competitive strengths

Our competitive strengths are a function of our global footprint and leading technology platform that enable us to participate most effectively in the growth of the nonwovens market.

Leading market positions

We believe that we are the #1 or #2 market share leader in products comprising approximately 68% of our fiscal 2006 nonwovens segment revenue. We currently hold #1 or #2 positions in markets across the globe for nonwovens used in consumer and industrial/specialty applications. More specifically, in the hygiene market we hold a #1 position in North America and Latin America as well as a #2 position in China. In consumer wipes, we have a #2 position in North America. In medical, we have a #1 position in China. In the industrial and specialty market, we hold a #1 position in cable wrap in Europe and selected agriculture applications in North America and Latin America.

World class facilities

We believe we have state-of-the-art manufacturing facilities and capabilities. Approximately two-thirds of our installed capacity has been built in the last 15 years. We continue to evaluate ways of addressing growing demand, by investing in expanding our global capacity and developing more efficient manufacturing techniques and processes. Additionally, we recently optimized the footprint and cost structure of our global manufacturing capabilities by implementing a series of process improvements to minimize manufacturing waste, improve asset utilization, and convert existing facilities to satisfy changing demand patterns. We have also performed modifications to existing lines without significant new investment, demonstrating the versatility of our assets to adapt to regional and technological demands. Of our 19 global manufacturing and converting facilities, 14 are ISO certified. In addition, many of our customers have their own stringent certification processes with which we are compliant. We believe that our level of productivity, quality control and the quality of our customer service provide us with a unique competitive advantage.

Global footprint with access to growing end markets

We are differentiated from our competition through having developed a global footprint, which enables us to broadly serve both global consumer and industrial leaders and local and regional players, in both developed and high-growth developing regions. With manufacturing and converting operations in 19 locations around the globe and a presence in nine countries on four continents, we have built the broadest global asset base of any of our competitors providing us with a leading market position. We believe that we will participate in the significant growth of the nonwovens market as a result of our global footprint, which gives us superior access to growing regions. Our global presence also allows us to provide consistent product from similar manufacturing equipment across the world to large, global consumer and industrial leaders. We have completed three expansions in the past four years in high growth regions such as Latin America, South America and Asia. Two additional international expansions are the new line in Argentina, which is expected to be fully installed by the end of 2007, and the new line in San Luis Potosi, Mexico, which is expected to be fully installed by the end of 2008. Our Asian headquarters are located at our new facility in Suzhou, China, which is strategically located to satisfy the increasing demand from local converters of medical products such as gowns and drapes destined for North American and European markets. Future expansion will focus on high growth regions and potentially new markets for us, such as Eastern Europe and India, where there is needed capacity given low nonwoven penetration rates.

Technology innovation platform

We believe that we are the industry leading, technology-driven developer and innovator of nonwovens and engineered materials. We have the broadest nonwovens technology base of any of our competitors, underscored by an array of proprietary technologies. We also maintain a comprehensive R&D program, which gives us a significant competitive advantage and ability to grow. Our R&D efforts have yielded such product innovations as flame retardant materials, moldable substrates, and the MediSoft® UltraTM and Spinlace® families of products. We hold over 418 trademarks and pending trademark registrations worldwide and over 993 patents and pending patent applications worldwide.

We expect to continue with our technology initiatives through further investment in existing assets to upgrade their capabilities to produce innovative and technologically superior products. Recent investments into existing hydroentanglement infrastructure have resulted in the introduction of a new Spinlace® material, an entirely new category of high-performance, cost-effective engineered materials for wipes and other uses that we expect will be the cornerstone of future product development. We are also constantly developing innovative next-generation products throughout our portfolio, such as our past work with The Procter & Gamble Company on the development of their Swiffer® product and the subsequent innovative next-generations. Additional examples of successful development initiatives include our ability to generate next-generation substrates for diapers, for which we have been able to develop products that offer customers cost-effective, lighter-weight core materials.

Strong customer relationships with leading manufacturers

We have cultivated strong, collaborative relationships with a diverse set of global, regional and local customers worldwide who are among the technology and market leaders in the hygiene, medical, and industrial markets. We frequently work on leading-edge products as a development partner with our customers to ensure that we are providing the best level of service to meet their standards of global scale, consistency and highly technical product specifications. Our customers typically have stringent qualifications and process standards that create significant barriers to entry. Through our relationships, we have become integral to the product development cycles of our customers, which gives us insight into end market trends. Our marketing and research and development teams work closely with these customers in the development of next generation products. This technical support helps to ensure that our products will continue to be incorporated into our customers’ future product designs.

Strong and experienced management team

We employ experienced, industry leading managers who possess an average of 22 years of relevant industry experience. This management team has been responsible for the recent operational improvements and restructuring that has positioned the company for growth with a competitive cost base and global platform. This team also successfully scoped and installed four capacity expansions across the world in the last four years, strengthening our global platform. They have also led the development of next generation applications and technologies in our core nonwovens markets. In April 2007, Veronica Hagen joined the Company as Chief Executive Officer. Ms. Hagen was formerly President and Chief Executive Officer of Sappi Fine Paper North America, a $1.4 billion division of the South African-based global leader in the pulp and paper industry, Sappi Limited. Prior to her work at Sappi, she held various executive level positions at Alcoa Inc. with responsibilities ranging from full profit and loss accountability for a $2 billion division with 21 plants, to chief customer officer charged with furthering a customer-centric culture.

Business strategy

Our business strategy is to deliver to our customers the right product, at the right price, at the right time and in the right location in order to be the leading manufacturer, innovator, and marketer of engineered materials. To execute our strategy and drive continued success, we are focused on the following:

Delivering innovation.   We expect to continue to work with industry leading customers to develop new and innovative products. We intend to leverage our culture of innovation, our global organization and the efficiency of our research and development investments to deliver both innovative products that are category game changers as well as next generation products tailored to meet demanding and evolving specifications and address consumer preferences.

Grow with customers.   We expect to continue to partner with our global customer base of leading consumer and industrial players to grow in the regions and markets where they are growing. We intend to continue to collaborate with our customers and strategically align our business focus to best address customer demands. We intend to work closely with our customers to develop next-generation products and provide innovative solutions to satisfy end user requirements.

Targeted global expansion.   We expect to continue our successful strategy of adding capacity in both developed and developing regions to follow and grow with global, regional and local customers. We intend to utilize our proven strategy of expanding in markets with attractive supply and demand characteristics through a detailed market assessment. Typically, through this assessment we endeavor to pre-sell our capacity before launching a project. Our strategic expansion projects target a return on our investment over a 3 to 4 year period following the start up of the project. Additionally, we will selectively continue to evaluate strategic consolidation opportunities, focusing on companies, technologies and products that complement our business, competitive position and product offerings.

Operational excellence.   We expect to continue to operate our facilities with manufacturing excellence characterized by best-in-class reliability performance, yield, and product quality and consistency. We plan to continue to organize for success by leveraging our global platform through an interconnected global and regional functional management structure in areas such as manufacturing, sales, marketing, procurement, finance and human resources. In addition, we will look for opportunities to reduce costs and streamline manufacturing operations and corporate functions.

Corporate information

Polymer Group, Inc. is a Delaware corporation. Our principal executive offices are located at 9335 Harris Corners Parkway, Suite 300, Charlotte, NC 28269 and our telephone number is (704) 697-5100. Our website address is www.polymergroupinc.com. Information on our website is not a part of this prospectus supplement or the accompanying prospectus.

The offering

Securities offered:
by Polymer Group	3,636,000 shares of Class A Common Stock
by the selling stockholders	1,819,000 shares of Class A Common Stock (2,637,250 shares if the underwriters exercise their over-allotment option in full)
Class A Common Stock estimated to be outstanding immediately after the offering	22,905,302 shares
Over-allotment option	818,250 shares
Ownership by MatlinPatterson Global Opportunities Partners, L.P. and certain of its affiliates immediately after the offering	11,795,918 shares (or 10,985,764 shares if the underwriters’ over-allotment option is exercised in full)
Use of proceeds

We intend to use all of the net proceeds that we receive from this offering to repay outstanding debt under the first-lien term loan of our credit facility. See “Use of proceeds” for more information regarding our use of the proceeds from this offering.

We will not receive any proceeds from the sale of shares of our Class A Common Stock by the selling stockholders.

Dividends

We did not pay any dividends on our Class A Common Stock during the first nine months of 2007 or during fiscal years 2006, 2005 or 2004. We currently intend to retain our future earnings, if any, to finance the further expansion and continued growth of our business. In addition, our credit facility limits restricted payments, which includes dividends payable in cash, to $5.0 million in the aggregate since the effective date of the credit facility.

Risk factors

See “Risk factors” and other information included in this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A Common Stock.

Proposed New York Stock Exchange Symbol	PGO

Unless otherwise noted, the information in this prospectus supplement assumes that the underwriters’ over-allotment option has not been exercised. The number of shares of Class A Common Stock to be outstanding immediately after the offering excludes:

•       112,918 shares of our Class B Common Stock and 24,319 shares of our Class C Common Stock that are convertible on a one-for-one basis into our Class A Common Stock as of October 25, 2007. See “Description of Capital Stock” in the accompanying prospectus;

•       our Series A Warrants and Series B Warrants outstanding to purchase at $0.01 per share 498,688 shares of our Class D Common Stock and 523,557 shares of our Class E Common Stock, respectively. The warrants expire on the earlier of (i) March 4, 2010 or (ii) the business day immediately preceding the consummation of a change of control of the company, and are only exercisable upon notice from us that we are making a distribution with respect to our common stock above the thresholds set forth in our amended and restated certificate of incorporation. Pursuant to the adjustment provisions of the warrant certificates, we may be required, immediately prior to exercise of the warrants, to increase the number of authorized shares of our Class D Common Stock and Class E Common Stock by 1,564 shares and 1,642 shares relating to the Series A Warrants and the Series B Warrants, respectively, if the authorized shares are insufficient for the number of warrants to be exercised. Each outstanding share of our Class D Common Stock and our Class E Common Stock is convertible at any time into an equal number of shares of our Class A Common Stock. See “Description of Capital Stock” in the accompanying prospectus;

•       400,000 shares of Class A Common Stock reserved for issuance under our 2003 Stock Option Plan, of which 380,675 shares were subject to outstanding options at a weighted average exercise price of $6.00 per share as of October 25, 2007;

•       74,387 shares of Class A Common Stock reserved for issuance under our 2004 Restricted Stock Plan for Directors as of October 25, 2007; and

•       208,481 shares of Class A Common Stock reserved for issuance under our 2005 Employee Restricted Stock Plan as of October 25, 2007.

Summary financial and other data

The following table presents summary financial data as of the dates and for the periods indicated in such tables. The data as of and for the fiscal years ended January 1, 2005, December 31, 2005 and December 30, 2006 (herein referred to as fiscal year 2004, 2005, and 2006, respectively) have been derived from the audited consolidated financial statements included elsewhere in this prospectus supplement. The data as of and for the nine months ended September 30, 2006 and September 29, 2007 have been derived from the unaudited interim consolidated financial statements included elsewhere in this prospectus supplement. The summary unaudited pro forma financial data have been derived by the application of adjustments to our historical financial statements to give effect to this offering and the use of the proceeds of this offering as if the offering had occurred as of January 1, 2006, in the case of the statements of operations and as of September 29, 2007, in the case of balance sheet. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows. The results for the nine months ended September 29, 2007 are not necessarily indicative of the results that may be expected for the entire year.

You should read the summary financial data set forth below along with the sections in this prospectus supplement titled “Management’s discussion and analysis of financial condition and results of operations,” “Selected financial data” and the consolidated financial statements and the notes to those statements included elsewhere in this prospectus supplement.

						Pro forma
	Fiscal year ended			Nine months ended		Fiscal year ended	Nine months ended
(Dollars in thousands, except per share data)	2004	2005	2006	September 30, 2006	September 29, 2007	2006	September 30, 2006	September 29, 2007
Statement of Operations:
Net sales	$844,734	$948,848	$1,021,608	$757,733	$794,238	$1,021,608	$757,733	$794,238
Cost of goods sold	691,272	787,369	865,405	642,946	664,241	865,405	642,946	664,241
Gross profit	153,462	161,479	156,203	114,787	129,997	156,203	114,787	129,997
Selling, general and administrative expenses	99,163	104,545	110,406	83,264	82,807	110,406	83,264	82,807
Special charges (credits), net:
Asset impairment charges	2,253	—	26,434	7,856	12,491	26,434	7,856	12,491
Other	(11,245)	9	12,249	8,896	17,756	12,249	8,896	17,756
Foreign currency (gain) loss, net	2,027	671	1,229	1,820	(436)	1,229	1,820	(436)
Operating income	61,264	56,254	5,885	12,951	17,379	5,885	12,951	17,379
Other expense (income):
Interest expense, net(1)	40,252	32,617	29,248	21,076	24,887	21,863	15,548	19,108
Write-off of loan acquisition costs	5,022	4,008	—	—	—	—	—	—
Foreign currency and other (gain) loss, net	667	(948)	517	1,110	(2,014)	517	1,110	(2,014)
Income (loss) before income tax expense and minority interests	15,323	20,577	(23,880)	(9,235)	(5,494)	(16,495)	(3,707)	285
Income tax expense	8,816	10,885	8,457	4,558	12,328	8,457	4,558	12,328
Minority interests, net of tax	1,775	2,695	2,195	1,879	1,555	2,195	1,879	1,555
Net income (loss)(1)	4,732	6,997	(34,532)	(15,672)	(19,377)	(27,147)	(10,144)	(13,598)
Accrued and paid-in-kind dividends on PIK Preferred Shares	5,566	27,998	—	—	—	—	—	—
Loss applicable to common shareholders(1)	$(834)	$(21,001)	$(34,532)	$(15,672)	$(19,377)	$(27,147)	$(10,144)	$(13,598)
Per Share Data(1):
Loss per share applicable to common shareholders—basic	$(0.09)	$(1.60)	$(1.79)	$(0.81)	$(1.00)	$(1.19)	$(0.44)	$(0.59)
Loss per share applicable to common shareholders—diluted	$(0.09)	$(1.60)	$(1.79)	$(0.81)	$(1.00)	$(1.19)	$(0.44)	$(0.59)
Operating and Other Data:
Capital expenditures	$24,791	$78,902	$68,167	$63,288	$46,373
Non-GAAP Measures:
Adjusted EBITDA(2)	$103,178	$114,750	$110,038	$80,506	$92,596

					Pro forma
	Fiscal year ended			At September 29,	At September 29,
	2004	2005	2006	2007	2007(3)
Balance sheet data (at end of period):
Cash and cash equivalents	$41,296	$30,963	$32,104	$36,015	$36,015
Working capital(4)	187,338	173,447	159,447	157,883	157,883
Total assets	754,558	765,001	742,097	780,008	778,639
Total debt	413,954	415,198	411,156	435,427	342,601
Minority interests	14,912	16,611	16,654	19,112	19,112
Total shareholders’ equity	73,849	131,482	109,096	112,869	204,326

(1)    Assuming that the offering occurred on January 1, 2006 and the $92.8 million of net proceeds was applied to the repayment of our first lien term loan, interest expense would have been reduced by $7.4 million, $5.5 million and $5.8 million for the fiscal year ended December 30, 2006, nine months ended September 30, 2006 and nine months ended September 29, 2007, respectively. Such interest savings would result in a corresponding improvement in net income (loss) per share of $0.60, $0.37 and $0.41 for the fiscal year ended December 30, 2006, nine months ended September 30, 2006 and nine months ended September 29, 2007, respectively.

(2)    We define Adjusted EBITDA, a non-GAAP measure, as net income (loss) before income tax expense (benefit), interest expense net, depreciation and amortization included in operating income, minority interests, write-off of loan acquisition costs, non-cash compensation, foreign currency and other (gain) loss, net, and special charges (including: asset impairment charges, restructuring and plant realignment costs, abandoned acquisition costs, investigation and executive termination costs and arbitration settlements). We present Adjusted EBITDA because it is generally consistent with the metric used by management as a performance measurement for certain performance-based incentive compensation plans and it is generally consistent with the definition in our credit facility that is used as a basis for determining our compliance with several covenants thereunder. In addition, we consider Adjusted EBITDA an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is a “non-GAAP financial measure,” which is a measure of the company’s financial performance that is different from measures calculated and presented in accordance with generally accepted accounting principles, or GAAP, within the meaning of applicable SEC rules. A non-GAAP financial measure should not be viewed as an alternative to GAAP measures of financial performance such as (1) net income determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Our calculation of Adjusted EBITDA may not be comparable to the calculation of similarly titled measures reported by other companies.

The following table reconciles net income (loss) to Adjusted EBITDA for the periods presented:

	Fiscal year ended			Nine months ended September 30,	Nine months ended September 29,
(Dollars in thousands)	2004	2005	2006	2006	2007
Net income (loss)	$4,732	$6,997	$(34,532)	$(15,672)	$(19,377)
Income tax expense	8,816	10,885	8,457	4,558	12,328
Interest expense, net	40,252	32,617	29,248	21,076	24,887
Depreciation and amortization included in operating income	51,260	55,573	59,324	43,731	42,751
Minority interests, net of tax	1,775	2,695	2,195	1,879	1,555
Write-off of loan acquisition costs	5,022	4,008	—	—	—
Non-cash compensation(a)	1,177	2,243	4,917	5,252	2,655
Foreign currency and other (gain) loss, net(b)	(864)	(277)	1,746	2,930	(2,450)
Asset impairment charges(c)	2,253	—	26,434	7,856	12,491
Restructuring and plant realignment costs(d)	1,867	9	7,135	5,065	17,450
Abandoned acquisition costs(e)	—	—	3,971	3,831	—
Investigation and executive termination costs(f)	—	—	1,143	—	306
Arbitration settlement, net(g)	(13,112)	—	—	—	—
Adjusted EBITDA	$103,178	$114,750	$110,038	$80,506	$92,596

(a)    Reflects compensation expense recognized on share-based awards.

(b)    Includes foreign currency gains and foreign currency losses on intercompany loans and other debt and receivables, payables and other operating transactions, as well as gains and losses on benefit plans and on the sale of property, plant and equipment.

See notes 11 and 17 to our audited consolidated financial statements and note 14 to our unaudited interim financial statements included herein.

(c)     During the third quarter of fiscal 2007, we re-evaluated certain assets of our Canadian operations for impairment, consistent with the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS No. 144”) and recorded a non-cash charge of approximately $9.5 million associated with the write-down of such assets to estimated fair value. During the second quarter of fiscal 2006, we evaluated such Canadian assets for impairment and recorded a non-cash charge of approximately $5.6 million, consistent with the provisions of SFAS No. 144.

During the second quarter of fiscal 2007, we announced further plans to reorganize and consolidate certain of our operations in Europe. Such plans called for the closure of our Neunkirchen, Germany plant, and the subsequent transfer of the business and certain equipment to our plant in Cuijk, The Netherlands, with the building and the remainder of the equipment being offered for sale. As a result, during the third quarter of fiscal 2007 we completed our evaluation of the Neunkirchen real property for impairment, consistent with the provisions of SFAS No. 144 and based on third-party appraisal of such assets, we recorded a non-cash charge of approximately $2.7 million associated with the write-down of such assets, included in the nonwovens segment, to estimated fair value less costs to sell. During the second quarter of fiscal 2007, we evaluated the Neunkirchen machinery and equipment for impairment and recorded a non-cash charge of approximately $0.3 million.

During the second quarter of fiscal 2006, we also recorded a non-cash charge in the amount of approximately $2.3 million associated with the write-down of assets located in Sweden to estimated fair value less costs to sell. In the fourth quarter of fiscal 2006, we recorded an impairment charge of $18.6 million, including $7.2 million related to the expected shutdown of a manufacturing line located in The Netherlands and $11.4 million related to the write-down of assets in the Unites States due to facility consolidation efforts.

In fiscal 2004, we recorded an asset impairment charge of $2.3 million, primarily related to the write-down of machinery and equipment to net realizable value, for production assets in Canada removed from service and held for sale, and the write-off of certain foreign investments.

See also note 3 to our audited consolidated financial statements and our unaudited interim consolidated financial statements, included herein.

(d)    In fiscal 2007, restructuring and plant realignment activities, and related costs, included:

(i)               closure of two nonwovens plants in North America. In January 2007, we communicated a plan to affected employees that we planned to close two of our plants in the United States, for which manufacturing ceased effective July 31, 2007, with the planned transfer of certain of the business and equipment to our other facilities in North America and Asia. As a result of the restructuring, we recognized employee severance, equipment relocation and other associated costs of approximately $7.0 million during the nine months ended September 29, 2007;

(ii)            initiation of certain restructuring activities pertaining to oriented polymers operations located in the United States, for which we have incurred restructuring costs of approximately $0.3 million, primarily comprised of severance and outplacement costs;

(iii)         costs related to the relocation of our corporate headquarters to Charlotte, North Carolina, originally undertaken in fiscal 2006, in the amount of $0.7 million;

(iv)          continued reorganization and consolidation of certain of our operations in Europe. In late June 2007, we announced a plan to close our Neunkirchen, Germany plant, which was communicated to affected employees in July 2007. During the third quarter of fiscal 2007, approximately $5.0 million of employee severance costs were recognized related to this plant closure, for which production activities ceased as of September 28, 2007. We expect to recognize an additional $0.5 million of severance costs primarily during the fourth quarter of fiscal 2007, as such severance benefits are generally contingent on the continuation of employment. We also expect to incur approximately $2.0 million of equipment removal and relocation and related costs associated with the transfer of the equipment to our plant in Cuijk, The Netherlands. Approximately $0.6 million of such costs were recognized in the third quarter of fiscal 2007, with the remainder expected to be incurred and recognized during the fourth quarter of fiscal 2007; and

(v)             a loss in the amount of $3.8 million incurred as a result of the partial settlement of a defined benefit pension plan. During the first quarter of fiscal 2006, as part of our restructuring and related cost reduction measures, we negotiated certain changes with the union representing the employees of one of our Canadian operations, including a partial curtailment of a defined benefit pension plan. No gain or loss was incurred as a result of the partial curtailment in fiscal 2006. However, based on elections made by plan participants during the second quarter of fiscal 2006, and as approved by Canadian regulatory authorities on January 16, 2007, we have incurred a settlement loss associated with employees who have exited the plan. The loss was recognized in the first quarter of fiscal 2007 commensurate with governmental approval of the terms of the settlement and upon fulfillment by us of our funding requirements.

The fiscal 2006 restructuring and plant realignment costs are principally associated with (1) our restructuring and consolidation plan for Europe, which included termination benefits provided to one of our executive officers, pursuant to Dutch law in the amount of $2.1 million and costs associated with the closure of the Sweden plant of $1.1 million; (2) costs related to the relocation of the corporate headquarters to Charlotte, North Carolina in the amount of $3.0 million; (3) downsizing certain Canadian operations resulting in severance cost of $0.6 million; and (4) costs in the amount of $0.3 million related to exiting the leased facilities at Gainesville, Georgia.

In fiscal 2004, our restructuring initiatives included curtailing production of certain of our European assets and eliminating several production lines in the Canadian operations of our Oriented Polymers segment. The European and Canadian restructuring efforts resulted in a charge of approximately $1.9 million for severance and other plant realignment costs.

See also note 3 to our audited consolidated financial statements and our unaudited interim consolidated financial statements included herein.

(e)    During the first five months of fiscal 2006, we actively pursued a potential acquisition. In conjunction with this effort, we incurred approximately $4.0 million of costs, which are primarily comprised of third-party professional fees. During the second quarter of fiscal 2006, the negotiations with respect to the potential acquisition reached an impasse and we abandoned our efforts to consummate the acquisition.

See also note 3 to our audited consolidated financial statements and our unaudited interim consolidated financial statements included herein.

(f)     During the first nine months of fiscal 2007, we incurred approximately $0.3 million of additional third-party costs associated with the investigation initiated by the Board of Directors in fiscal 2006 that led to the departure of our then Chief Executive Officer and our Vice President, Global Purchasing, and the resulting hiring of our current Chief Executive Officer.

In the second and third quarters of 2006, an investigation by the Board of Directors resulted in the Board asking the Chief Executive Officer and the Vice President, Global Purchasing to resign. Pending receipt of their resignations, we relieved them of their duties as our officers. Shortly thereafter, we entered into termination agreements with both executives. As a result of these events, we incurred costs with respect to the investigation, termination benefits and ancillary costs in the amount of $1.1 million.

See also note 3 to our audited consolidated financial statements and our unaudited interim consolidated financial statements included herein.

(g)    During fiscal 2004, we settled an issue with a major customer through arbitration and received approximately $17.0 million as settlement of the arbitration issues, resulting in net settlement proceeds of $13.1 million, after providing for $3.9 million of costs and expenses associated with the arbitration.

See also note 3 to our audited consolidated financial statements and our unaudited interim consolidated financial statements included herein.

(3)    Pro forma adjustments reflect the issuance of the shares offered hereby and application of $92.8 million of net proceeds from this offering to repay debt, as well as the write-off of $1.4 million of previously unamortized loan acquisition costs.

(4)    Working Capital is defined as current assets less current liabilities.

Risk factors

An investment in our Class A Common Stock offered by this prospectus supplement and the accompanying prospectus involves a substantial risk of loss. You should carefully consider the risks described below, together with all of the other information contained in this prospectus supplement and the accompanying prospectus, before you decide to purchase shares of our Class A Common Stock. If any of the following risks, as well as other risks or uncertainties that are not yet identified or that we currently believe are immaterial, actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that event, the value of our Class A Common Stock could decline and you may lose all or part of your investment.

Risks related to our business

Because the specialized markets in which we sell our products are highly competitive, we may have difficulty growing our business year after year.

The markets for our products are highly competitive. The primary competitive factors include technical support, product innovation and performance, quality, service, distribution and cost. In addition, we compete against a small number of competitors in each of our markets. Some of these competitors are much larger companies that have greater financial, technological, manufacturing and marketing resources than us. A reduction in overall demand, a significant increase in market capacity or increased costs to design and produce our products would likely further increase competition and that increased competition could cause us to reduce our prices, which could lower our profit margins and impair our ability to grow from year to year.

We must continue to invest significant resources in developing innovative products in order to maintain a competitive edge in the highly specialized markets in which we operate.

Our continued success depends, in part, upon our ability to maintain our technological capabilities and to continue to identify, develop and commercialize innovative products for the nonwoven and oriented polyolefin industries. We must also protect the intellectual property rights underlying our new products to realize the full benefits of our efforts. If we fail to continue to develop products for our markets or to keep pace with technological developments by our competitors, we may lose market share, which could reduce product sales, lower our profits and impair our financial condition.

The loss of only a few of our large volume customers could reduce our revenues and profits.

A significant amount of our products are sold to a relatively small number of large volume customers. For example, sales to The Procter & Gamble Company represented approximately 12% and 13% of our net sales in the first nine months of fiscal 2007 and in fiscal 2006, respectively. Sales to our top 20 customers represented approximately 51% of our net sales in fiscal 2006. As a result, a decrease in business from, or the loss of, any large volume customer such as The Procter & Gamble Company could materially reduce our product sales, lower our profits and impair our financial condition.

Increases in prices for raw materials or the unavailability of raw materials could reduce our profit margins.

The primary raw materials used to manufacture most of our products are polypropylene resins, polyester fiber, polyethylene resin and, to a lesser extent, rayon, tissue paper and cotton. The prices of polypropylene, polyethylene and polyester are a function of, among other things, manufacturing capacity, demand and the price of crude oil and natural gas liquids. To the extent that we are able to pass at least a portion of raw material price increases to some of our customers, there is often a delay between the time we are required to pay the increased raw material price and the time we are able to pass the increase on to our customers. To the extent we are not able to pass along all or a portion of such increased prices of raw materials, our cost of goods sold would increase and our operating income would correspondingly decrease. By way of example, as of September 29, 2007, if the price of polypropylene were to rise $0.01 per pound and we were not able to pass along any of such increase to our customers, we would realize a decrease of approximately $4.0 million on an annualized basis in our reported pre-tax operating income. There can be no assurance that the prices of polypropylene, polyethylene and polyester will not increase in the future or that we will be able to pass on any increases to our customers. Material increases in raw material prices that cannot be passed on to customers could have a material adverse effect on our profit margins, results of operations and financial condition. In addition, the loss of any of our key suppliers in the short-term could disrupt our business until we secure alternative supply arrangements or alternative suppliers were qualified with customers.

Reductions in our selling prices to customers, pursuant to contractual requirements, could reduce our profit margins.

In cases where changes in our selling prices to customers are determined via contract based on changes in an underlying index, such as the index for polypropylene, and the index decreases, sales would decrease and our operating income would correspondingly decrease if we are not able to obtain corresponding reductions in our raw material costs, which decreases in operating income could be material. There can be no assurance that the index used in such contracts will not decrease in the future or that we will be able to obtain corresponding reductions in our raw material costs.

In response to changing market conditions, we may decide to restructure certain of our operations resulting in additional cash restructuring charges and asset impairment charges.

We review our business on an ongoing basis relative to current and expected market conditions, attempting to match our production capacity and cost structure to the demands of the markets in which we participate, and strive to continuously streamline our manufacturing operations consistent with world-class standards. Accordingly, in the future we may or may not decide to undertake certain restructuring efforts to improve our competitive position, especially in the more mature markets of the U.S., Europe and Canada. In such mature markets, the prices for commodity roll goods continue to fluctuate based upon supply and demand dynamics relative to the assets employed in that geographic region. We actively and continuously pursue initiatives to prolong the useful life of our long-lived assets through product and process innovation. To the extent further decisions are made to improve our long-term performance, such actions could result in the incurrence of cash restructuring charges and asset impairment charges associated with the consolidation, and such charges could be material.

Our substantial indebtedness could harm our ability to react to changes in business or market developments and prevent us from fulfilling our obligations under our indebtedness.

As of September 29, 2007, our consolidated indebtedness outstanding was approximately $435.4 million and for fiscal 2006, our interest expense, net plus the interest costs capitalized amounted to $32.3 million. Our substantial level of indebtedness, as well as any additional indebtedness we may draw under the unused portions of our credit facility, combined with a potential downturn in business due to economic or other factors beyond our control, increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial debt could increase our vulnerability to general economic downturns and adverse competitive and industry conditions by limiting our flexibility to plan for, or to react to, changes in our business and in the industry in which we operate. This limitation could place us at a competitive disadvantage compared to competitors that have less debt and more cash to insulate their operations from market downturns and to finance new business opportunities.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

In accordance with the terms of our credit facility, we have maintained a cash flow hedge to lessen our exposure to interest rate fluctuations. However, approximately 41% of our exposure to variable interest rates under our credit facility is not hedged and bears interest at floating rates. As a result, a modest interest rate increase could result in a substantial increase in interest expense.

To service our indebtedness and fund our capital expenditures we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on our indebtedness and to fund our operations and capital expenditures will depend on our ability to generate cash in the future. However, our business may not generate sufficient cash flow from operations for a variety of reasons, including general downturns in the economy, delays in the start-up of expansion projects, changes in the currency exchange rates in countries in which we operate, local laws restricting the movement of cash between our subsidiaries and the parent and many other potential reasons. If we cannot generate sufficient cash to service our debt, we will have to take such actions as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital. Any of these actions may not be affected on commercially reasonable terms, or at all. In addition, the credit agreement with respect to the credit facility may restrict us from adopting any of these alternatives.

Non-compliance with covenants contained in the credit facility, without waiver or amendment from the lenders of the credit facility, could adversely affect our ability to borrow under the credit facility.

Our credit facility contains certain financial covenants, including a leverage ratio and an interest expense coverage ratio. We may not be able to satisfy these ratios, especially if operating results fall below management’s expectations, which expectations are that the covenants would be met. A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under the credit facility, unless we are able to remedy any default within the allotted cure period or obtain the necessary waivers or amendments to the credit facility. In the event that a default is not waived, and subject to appropriate cure periods as provided for in the credit facility, the lenders under the credit facility could elect to not lend any additional amounts to us and could elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. If we are unable to repay the borrowings with respect to the credit facility when due, the lenders could proceed against their collateral, which consists of (i) a lien on substantially all of our assets and the assets of our domestic subsidiaries and certain of our non-domestic subsidiaries, (ii) a pledge of all or a portion of the stock of our domestic subsidiaries and certain of our non-domestic subsidiaries and (iii) a pledge of certain secured intercompany notes.

Because a significant number of our employees are represented by labor unions or trade councils and work under collective bargaining agreements, any employee slowdown or strikes or the failure to renew our collective bargaining agreements could disrupt our business.

As of September 29, 2007, approximately 36% of our employees are represented by labor unions or trade councils and work under collective bargaining agreements. Approximately 15% of our labor force is covered by collective bargaining agreements that expire within one year. We may not be able to maintain constructive relationships with these labor unions or trade councils. We may not be able to successfully negotiate new collective bargaining agreements on satisfactory terms in the future. The loss of a substantial number of these employees or a prolonged labor dispute could disrupt our business. Any such disruption could in turn reduce our revenues from sales, increase our costs to bring products to market and result in significant losses.

We generate most of our revenue from the sale of manufactured products that are used in a wide variety of consumer and industrial applications and the potential for product liability exposure could be significant.

We manufacture a wide variety of products that are used in consumer and industrial applications, such as disposable diapers, baby wipes, surgical gowns, wound dressings, carpet backing and industrial packaging. As a result, we may face exposure to product liability claims in the event that the failure of our products results, or is alleged to result, in bodily injury and/or death. In addition, if any of our products are, or are alleged to be, defective, we may be required to make warranty payments or to participate in a recall involving those products.

The future costs associated with defending product liability claims or responding to product warranties could be material and we may experience significant losses in the future as a result. A successful product liability claim brought against us in excess of available insurance coverage or a requirement to participate in any product recall could substantially reduce our profitability and cash generated from operations.

We rely on a limited number of suppliers to provide significant machinery and components used in our production facilities. A material interruption in supply could prevent or limit our ability to accept and fill orders for our products.

We currently depend upon a limited number of outside unaffiliated suppliers for key machinery and components used in our manufacturing and converting facilities. We cannot produce most of our nonwoven and oriented polyolefin products within the specifications required by our customers without such key machinery and components. If any of our suppliers cease to provide new machinery and components or replacement parts for existing machinery and components in sufficient quantity to meet our needs, there may not be adequate alternative sources of supply. To date, we have been able to obtain the required machinery and components to allow us to expand our business and supply products to our customers within their required specifications without any significant delays or interruptions. Obtaining alternative sources of such machinery and components could involve significant delays and other costs and these supply sources may not be available to us on reasonable terms or at all. In some cases, we expect that it would take several months, or longer, for a new supplier to begin providing machinery and components to specification. Any disruption of machinery and component supplies could result in lost or deferred sales which could adversely affect our business and financial results.

Our international operations pose risks to our business that are not present with our domestic operations.

Our manufacturing facilities in the United States accounted for 44% of net sales for the first nine months of fiscal 2007, with facilities in Europe, Latin America, Canada and Asia accounting for 56%. As part of our growth strategy, we may expand operations in existing or other foreign countries. Our foreign operations are, and any future foreign operations will be, subject to certain risks that are unique to doing business in foreign countries. These risks include fluctuations in foreign currency exchange rates, inflation, economic or political instability, shipping delays, changes in applicable laws, reduced protection of intellectual property in some countries outside of the United States and regulatory policies and various trade restrictions. All of these risks could have a negative impact on our ability to deliver products to customers on a competitive and timely basis. This could reduce or impair our net sales, profits, cash flows and financial position. We have not historically hedged our exposure to foreign currency risk.

We could incur substantial costs to comply with environmental laws, and violations of such laws may increase costs or require us to change certain business practices.

We use and generate a variety of chemicals in our manufacturing operations. As a result, we are subject to a broad range of federal, state, local and foreign environmental laws and regulations. These environmental laws govern, among other things, air emissions, wastewater discharges, the handling, storage and release of wastes and hazardous substances and cleanup of contaminated sites. We regularly incur costs to comply with environmental requirements, and such costs could increase significantly with changes in legal requirements or their interpretation or enforcement. For example, certain local governments have adopted ordinances prohibiting or restricting the use or disposal of certain plastic products, such as certain of the plastic wrapping materials, which are produced by us. Widespread adoption of such prohibitions or restrictions could adversely affect demand for our products and thereby have a material effect upon us. In addition, a decline in consumer preference for plastic products due to environmental considerations could have a material adverse effect upon us. We could incur substantial costs, including clean-up costs, fines and sanctions and third-party property damage or personal injury claims, as a result of violations of environmental laws. Failure to comply with environmental requirements could also result in enforcement actions that materially limit or otherwise affect our operations at our manufacturing facilities involved. We are also subject to laws, such as CERCLA, that may impose liability retroactively and without fault for releases or threatened releases of hazardous substances at on-site or off-site locations.

If we are unable to adequately protect our intellectual property, we could lose a significant competitive advantage.

Our success depends, in part, on our ability to protect our unique technologies and products against competitive pressure and to defend our intellectual property rights. If we fail to adequately protect our intellectual property rights, competitors may manufacture and market similar products, which could adversely affect our market share and results of operations. We consider our patents and trademarks, in the aggregate, to be important to our business and seek to protect our proprietary know-how in part through United States and foreign patent and trademark registrations. We have over 418 trademarks and pending trademark registrations worldwide and over 993 patents and pending patent applications worldwide, and maintain certain trade secrets for which, in order to maintain the confidentiality of such trade secrets, we have not sought patent protection. We may not receive patents for all our pending patent applications, and existing or future patents or licenses may not provide competitive advantages for our products. Our competitors may challenge, invalidate or avoid the application of any existing or future patents, trademarks, or other intellectual property rights that we receive or license. In addition, patent rights may not prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our products. The loss of protection for our intellectual property could reduce the market value of our products, reduce product sales, lower our profits, and impair our financial condition.

Due to the particular industry in which we operate, the loss of our senior management could disrupt our business.

Our senior management is important to the success of our business because there is significant competition for executive personnel with experience in the nonwoven and oriented polyolefin industries. As a result of this need and the competition for a limited pool of industry-based executive experience, we may not be able to retain our existing senior management. In addition, we may not be able to fill new positions or vacancies created by expansion or turnover or attract additional senior management personnel. The loss of any member of our senior management team without retaining a suitable replacement (either from inside or outside our existing management team) could restrict our ability to enhance existing products in a timely manner, sell products to our customers or manage the business effectively.

The success of our business depends, in part, on achieving our objectives for strategic acquisitions and dispositions.

We may pursue acquisitions or joint ventures as part of our long-term business strategy. These transactions may involve significant challenges and risks including that the transaction does not advance our business strategy, that we do not realize a satisfactory return on the investment made, or that we experience difficulty in the integration of new operations, employees, business systems, and technology, or diversion of management’s attention from our other businesses. These factors could adversely affect our operating results or financial condition.

We may, as part of our long-term business strategy, evaluate the potential disposition of assets and businesses that may no longer be in alignment with our strategic direction. When we decide to sell assets or a business, we may encounter difficulty finding buyers or alternative exit strategies on acceptable terms in a timely manner, which could delay the accomplishment of strategic objectives, or we may dispose of a business at a price or on terms, which are less than optimal. In addition, there is a risk that we sell a business whose subsequent performance exceeds expectations, in which case the decision would have potentially sacrificed enterprise value. Correspondingly, we may be too optimistic about a particular business’s prospects, in which case we may be unable to find a buyer at an acceptable price and, therefore, may have potentially sacrificed enterprise value.

Risks related to this offering and ownership of our Class A Common Stock

Shares of our Class A Common Stock have been thinly traded in the past and may not actively trade in the future.

As of October 25, 2007, there were 19,406,539 shares of our Class A, Class B and Class C Common Stock issued and outstanding. Although our Class A Common Stock is traded on the Over-the-Counter Bulletin Board and a trading market exists, the trading volume has not been significant and an active trading market for our Class A Common Stock may not develop or be sustained in the future. Our average daily trading volume during the first nine months of 2007 was approximately 8,336 shares. If you purchase shares of our Class A Common Stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations between us, the underwriters and the selling stockholders. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

The market price of our Class A Common Stock may from time to time be significantly affected by numerous factors beyond our control.

The market price of our Class A Common Stock following this offering could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors, among others, include:

•       quarterly variations in our results of operations or those of our competitors;

•       fluctuations in the valuation of companies perceived by investors to be comparable to us;

•       economic developments in the industrial product manufacturing industry as a whole;

•       general economic conditions and slow or negative growth of related markets;

•       changes in financial estimates including our ability to meet our future revenue and operating profit or loss projections;

•       changes in earnings estimates or recommendations by securities analysts;

•       announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships or capital commitments;

•       our ability to develop and market new and enhanced products on a timely basis;

•       commencement of, or our involvement in, litigation;

•       disruption to our operations;

•       any major change in our board of directors or management; and

•       changes in governmental regulations.

In addition, the stock market in general, and the market for industrial product manufacturing companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Such fluctuations may be even more pronounced in the trading market shortly following this offering. These broad market and industry factors may adversely affect the market price of our Class A Common Stock, regardless of our actual operating performance. These trading price fluctuations may also make it more difficult for us to use our Class A Common Stock as a means to make acquisitions or to use our equity-based incentive plans to attract and retain employees. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources. Because we have no plans to pay any dividends for the foreseeable future, investors must look solely to stock appreciation for a return on their investment in us.

We have not paid any dividends on our Class A Common Stock since the adoption of our amended and restated certificate of incorporation in 2003. We currently intend to retain future earnings and other cash resources, if any, for the operation and development of our business and do not anticipate paying any cash dividends on our Class A Common Stock in the foreseeable future.

We have not paid any dividends on our Class A Common Stock since the adoption of our amended and restated certificate of incorporation in 2003. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. We currently intend to retain future earnings and other cash resources, if any, for the operation and development of our business and do not anticipate paying any cash dividends on our Class A Common Stock in the foreseeable future. In addition, our senior secured credit facility limits dividends and certain other restricted payments to $5.0 million in the aggregate during the term of the credit facility. Any future dividends may also be restricted by any loan agreements that we may enter into from time to time. Accordingly, investors must rely on sales of their Class A Common Stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

If securities analysts or industry analysts downgrade our stock, publish negative research or reports, or do not publish reports about our business, our stock price and trading volume could decline.

The trading market for our Class A Common Stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our market. If one or more analysts adversely change their recommendation regarding our stock or our competitors’ stock, our stock price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our amended and restated certificate of incorporation and amended and restated by-laws contain provisions that could delay or discourage takeover attempts that stockholders may consider favorable and adversely affect the trading price of our Class A Common Stock.

Provisions in our amended and restated certificate of incorporation and amended and restated by-laws may have the effect of delaying or preventing a change in control or changes in our management. These provisions include the following:

•       in the event another person acquires all or substantially all of our assets or more than 51% of our voting capital stock, our various classes of common stock may be subject to certain distribution privileges;

•       the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or due to the resignation or departure of an existing board member;

•       the prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•       the requirement for the advance notice of nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•       the ability of our board of directors to alter our by-laws without obtaining stockholder approval; and

•       the ability of the board of directors to issue, without stockholder approval, shares of preferred stock with terms set by the board of directors, which rights could be senior to those of our Class A Common Stock.

Future issuances of our Class A Common Stock may adversely affect the price of our Class A Common Stock.

The future issuance of a substantial number of shares of our Class A Common Stock into the public market, or the perception that such issuance could occur, could adversely affect the prevailing market price of our Class A Common Stock.  A decline in the price of our Class A Common Stock could make it more difficult to raise funds through future offerings of our Class A Common Stock or securities convertible into our Class A Common Stock.

New investors in our Class A Common Stock will experience immediate and substantial dilution.

The initial public offering price of our Class A Common Stock will be substantially higher than the tangible book value per share of our outstanding Class A Common Stock. If you purchase our Class A Common Stock in this offering, you will incur dilution of $18.14 per share in net tangible book value per share of Class A Common Stock, based on an assumed offering price of $27.50 per share, the midpoint of the price range on the cover of this prospectus supplement. The shares of our Class A Common Stock owned by existing stockholders will receive a material increase in the net tangible book value per share. You may experience additional dilution if we issue common stock in the future. As a result of this dilution, you may receive significantly less that the full purchase price you paid for the shares in the event of a liquidation.

A significant stockholder has the ability to substantially influence us and its interests may conflict with or differ from your interests as a stockholder.

Upon completion of this offering, MatlinPatterson Global Opportunities Partners, L.P. and certain of its affiliates, which we refer to collectively as the GOF Parties, will beneficially own approximately 51% of our outstanding Class A Common Stock. If the underwriters exercise their over-allotment option in full, the GOF Parties will beneficially own approximately 48% of our outstanding Class A Common Stock. Pursuant to the Shareholders’ Agreement, the GOF Parties have the ability to affect the composition of our Board of Directors and the voting of the shares held thereby with respect to the nomination, election and removal of directors. In addition, the GOF Parties have the ability to, subject to applicable law, substantially influence actions to be taken by us and our board of directors, including amendments to our amended and restated certificate of incorporation and amended and restated by-laws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. The interests of the GOF Parties could conflict with or differ from your interests as a holder of our Class A Common Stock. For example, the concentration of ownership held by the GOF Parties could delay, defer or prevent a change of control of our company or impede a merger, takeover or other business combination which you may otherwise view favorably. A sale of a substantial number of shares of stock in the future by funds affiliated with the GOF Parties could cause our stock price to decline in the future.

Our amended and restated certificate of incorporation includes a provision stating that we have elected not to be governed by Section 203 of the Delaware General Corporation Law, which would have imposed additional requirements regarding mergers and other business combinations with significant stockholders. Section 203 would have offered stockholder protection by requiring prior board or stockholder approval for mergers and other business combinations with significant stockholders, but because we have opted out of Section 203, this pre-approval protection is not available, including with respect to future acquisitions of our Class A Common Stock by the GOF Parties.

Forward-looking statements

From time to time, we may publish forward-looking statements relative to matters such as, including, without limitation, anticipated financial performance, business prospects, technological developments, new product introductions, cost savings, research and development activities and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “target” or other words that convey the uncertainty of future events or outcomes.

Various statements contained in this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements made in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein relate only to events as of the date on which the statements were made. Unless required by law, we do not undertake any obligation to update these statements and caution against any undue reliance on them. These forward-looking statements are based on current expectations and assumptions about future events. While management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. See “Risk factors” included in this prospectus supplement. There can be no assurance that these events will occur or that our results will be as estimated.

Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include:

•       general economic factors including, but not limited to, changes in interest rates, foreign currency translation rates, consumer confidence, trends in disposable income, changes in consumer demand for goods produced, and cyclical or other downturns;

•       substantial debt levels and potential inability to maintain sufficient liquidity to finance our operations and make necessary capital expenditures;

•       inability to meet existing debt covenants;

•       information and technological advances;

•       changes in environmental laws and regulations;

•       achievement of objectives for strategic acquisitions and dispositions;

•       cost and availability of raw materials, labor and natural and other resources and the inability to pass raw material cost increases along to customers;

•       changes in selling prices to customers which are based, by contract, on an underlying index;

•       inability to achieve successful or timely start-up on new or modified production lines;

•       domestic and foreign competition;

•       reliance on major customers and suppliers; and

•       risks related to operations in foreign jurisdictions.

Use of proceeds

We estimate that our net proceeds from the sale of our Class A Common Stock in this offering will be approximately $92.8 million, based upon an assumed public offering price of $27.50 per share, the midpoint of the range set forth on the cover of this prospectus supplement, after deducting the estimated underwriting discount and our estimated offering expenses.

A $1.00 increase (decrease) in the assumed initial public offering price of $27.50 per share, the midpoint of the range set forth on the cover of this prospectus supplement, would increase (decrease) the net proceeds to us from this offering by approximately $3.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of 1,819,000 shares of our Class A Common Stock by the selling stockholders, or from the sale of up to 818,250 shares of our Class A Common Stock upon exercise by the underwriters of the over-allotment option granted by the selling stockholders.

We expect to use all of the net proceeds from this offering to repay outstanding debt under our first-lien term loan.

As of September 29, 2007, we had no borrowings under our revolving credit facility and approximately $402.8 million of principal outstanding on our first-lien term loan. The credit facility was entered into on November 22, 2005, amended as of December 8, 2006, and consists of a $45.0 million secured revolving credit facility and a $410.0 million first-lien term loan. During fiscal 2007, we entered into a new cash flow hedge agreement, effective May 8, 2007 and maturing on June 29, 2009, which effectively converted $240.0 million of notional principal amount of debt from a variable LIBOR rate to a fixed LIBOR rate of 5.085%. As of September 29, 2007, the interest rate was 7.42% for the first-lien term loan.

The interest rate applicable to borrowings under the credit facility is based on three-month London Interbank Offered Rate (“LIBOR”) plus a specified margin. The applicable margin for borrowings under both the first-lien term loan and the revolving credit facility is 225 basis points. As a result of the reduction in debt and the reduction in total leverage ratio, as defined in our credit agreement, our applicable interest rate on the first-lien term loan will decrease from LIBOR plus 225 basis points to LIBOR plus 200 basis points. To the extent our total leverage ratio drops below 2.5 to 1.0x the applicable interest rate would be LIBOR plus 175 basis points.

Assuming we had applied $92.8 million of the net proceeds from this offering on January 1, 2006, our net interest expense for fiscal year 2006 would have been $21.9 million instead of $29.2 million and our net interest expense for the nine months ended September 29, 2007 would have been $19.1 million instead of $24.9 million. An affiliate of Citigroup Global Markets Inc. is the administrative agent under our credit facility and affiliates of J.P. Morgan Securities Inc., one of the underwriters for this offering, are lenders under our credit facility and will receive a portion of the net proceeds used to repay debt under our credit facility.

We will bear all costs, fees and expenses incurred in effecting the registration of the shares of Class A Common Stock covered by this prospectus supplement and the accompanying prospectus, including all registration and filing fees, and fees and expenses of our counsel and our accountants, other than any underwriting discounts and commissions and brokerage expenses and fees and expenses of counsel incurred by the selling stockholders in connection with their sales of shares.

Capitalization

The following table sets forth our cash and cash equivalents, short-term debt and our capitalization as of September 29, 2007:

•       on an actual basis

•       on a pro forma as adjusted basis to give effect to (1) the sale by us of 3,636,000 shares at an assumed initial public offering price of $27.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses, and (2) the use of $92.8 million of the estimated net proceeds to repay a portion of our outstanding indebtedness. See “Use of proceeds” for more information regarding our use of the net proceeds of this offering to repay outstanding debt.

This table contains unaudited information and should be read in conjunction with “Selected financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the accompanying notes that appear elsewhere in this prospectus supplement.

	September 29, 2007
(in thousands, except per share data)	Actual	Pro forma adjustments	Pro forma as adjusted
Cash and cash equivalents	$36,015	$—	$36,015
Short-term debt	$4,094	—	$4,094
Long-term debt, including current maturities:
First-lien term loan	$402,825	$(92,826)	$309,999
Argentine facility	27,657	—	27,657
Other long-term debt	851	—	851
Total long-term debt	$431,333	$(92,826)	$338,507
Minority interests	$19,112	—	$19,112
Shareholders’ equity:
Preferred stock, par value $0.01 per share, 173,000 shares authorized, no shares issued and outstanding	$—	$—	$—
Class A common stock, par value $0.01 per share, 39,200,000 shares authorized, 19,255,594 shares issued and outstanding	193	36	229
Class B convertible common stock, par value $0.01 per share, 800,000 shares authorized and 120,048 shares issued and outstanding	1	—	1
Class C convertible common stock, par value $0.01 per share, 118,453 shares authorized and 24,319 shares issued and outstanding	—	—	—
Class D convertible common stock, par value $0.01 per share, 498,688 shares authorized and no shares issued and outstanding	—	—	—
Class E convertible common stock, par value $0.01 per share, 523,557 shares authorized and no shares issued and outstanding	—	—	—
Additional paid-in-capital	188,290	93,175	281,465
Retained earnings (deficit)	(114,673)	(1,754)	(116,427)
Accumulated other comprehensive income	39,058	—	39,058
Total shareholders’ equity	$112,869	$91,457	$204,326
Total capitalization	$567,408	$(1,369)	$566,039

Dilution

If you invest in our Class A Common Stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our Class A Common Stock and the pro forma net tangible book value per share of our Class A Common Stock after this offering. As of September 29, 2007, our pro forma net tangible book value is approximately $122.9 million, or $6.33 per share of Class A Common Stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by shares of Class A Common Stock outstanding after giving effect to the conversion of all outstanding shares of our Class B Common Stock and Class C Common Stock, which would result in an aggregate of 19,406,539 shares of our Class A common stock.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by buyers of shares of our Class A Common Stock in this offering and the pro forma net tangible book value per share of our Class A Common Stock immediately following this offering.

After giving effect to the receipt of the net proceeds from our sale of shares of Class A Common Stock in this offering at an assumed public offering price of $27.50 per share, the midpoint of the price range set forth on the cover of this prospectus supplement, and after expenses, our pro forma net tangible book value as of September 29, 2007, would have been approximately $215.7 million, or $9.36 per share of Class A Common Stock. This represents an immediate increase in pro forma net tangible book value of $3.03 per share to existing stockholders and an immediate dilution of $18.14 per share to new investors purchasing shares at the public offering price. The following table illustrates the per share dilution:

Assume public offering price		$27.50
Pro forma net tangible book value as of September 29, 2007	$6.33
Increase in pro forma net tangible book value attributable to new investors as of September 29, 2007	3.03
Pro forma net tangible book value as of September 29, 2007, as adjusted to give effect to this offering		9.36
Dilution to new investors		$18.14

The following table shows, on the pro forma basis described above, the difference between existing stockholders and new investors in this offering with respect to the number of shares of Class A Common Stock purchased from us, the total consideration paid and the average price paid per share, before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares purchased		Total consideration		Average price
(Dollars in thousands)	Number	Percent	Amount	Percent	per share
Existing stockholders	19,406,539	84.2%	$141,473,669	58.6%	$7.29
New investors	3,636,000	15.8	99,990,000	41.4	27.50
Total	23,042,539	100.0%	$241,463,669	100.0%	$10.48

The outstanding share information set forth above is as of October 25, 2007, and excludes:

•       our Series A Warrants and Series B Warrants outstanding to purchase at $0.01 per share 498,688 shares of our Class D Common Stock and 523,557 shares of our Class E Common Stock, respectively. The warrants expire on the earlier of (i) March 4, 2010 or (ii) the business day immediately preceding the consummation of a change of control of the company, and are only exercisable upon notice from us that we are making a distribution with respect to our common stock above the thresholds set forth in our amended and restated certificate of incorporation. Pursuant to the adjustment provisions of the warrant certificates, we may be required, immediately prior to exercise of the warrants, to increase the number of authorized shares of our Class D Common Stock and Class E Common Stock by 1,564 shares and 1,642 shares relating to the Series A Warrants and the Series B Warrants, respectively, if the authorized shares are insufficient for the number of warrants to be exercised. Each outstanding share of our Class D Common Stock and our Class E Common Stock is convertible at any time into an equal number of shares of our Class A Common Stock. See “Description of Capital Stock” in the accompanying prospectus;

•       400,000 shares of Class A Common Stock reserved for issuance under our 2003 Stock Option Plan, of which 380,675 shares were subject to outstanding options at a weighted average exercise price of $6.00 per share;

•       74,387 shares of Class A Common Stock reserved for issuance under our 2004 Restricted Stock Plan for Directors; and

•       208,481 shares of Class A Common Stock reserved for issuance under our 2005 Employee Restricted Stock Plan.

Dividend policy

We did not pay any dividends on our Class A Common Stock during the first nine months of 2007 or during fiscal years 2006, 2005 or 2004. We currently intend to retain our future earnings, if any, to finance the further expansion and continued growth of our business. In addition, our credit facility limits restricted payments, which includes dividends payable in cash, to $5.0 million in the aggregate since the effective date of the credit facility.

Market price of our common stock

Since March 5, 2003, our Class A and Class B Common Stock have been trading on the Over-the-Counter Bulletin Board (the “OTCBB”) under the symbols “POLGA” and “POLGB,” respectively. Our common stock is divided into five classes: Class A, Class B, Class C, Class D and Class E. The Class A and Class B Common Stock trade on the OTCBB. No shares of Class D or Class E Common Stock are outstanding. There is no established trading market for the Class C Common Stock and, as such, no ticker symbol has been assigned to the Class C Common Stock. The Class B Common Stock is convertible to Class A Common Stock and, accordingly, the Class B Common Stock trades on a comparable basis to the Class A Common Stock. The following table sets forth the high and low bids for our Class A Common Stock as reported on the OTCBB for the periods indicated:

	2007
	High	Low
First Quarter	$26.10	$22.50
Second Quarter	31.00	26.00
Third Quarter	30.00	23.25
Fourth Quarter (through November 1, 2007)	28.00	24.00

	2006
	High	Low
First Quarter	$27.30	$22.25
Second Quarter	28.50	24.95
Third Quarter	26.00	21.06
Fourth Quarter	26.50	25.30

	2005
	High	Low
First Quarter	$24.00	$17.20
Second Quarter	25.65	21.00
Third Quarter	29.40	22.35
Fourth Quarter	25.50	23.25

The closing sales price of our Class A Common Stock on November 1, 2007 was $26.55.

As of November 1, 2007, there were 64 registered holders of record of our Class A Common Stock, 332 registered holders of record of our Class B Common Stock and one registered holder of record of our Class C Common Stock.

Selected financial data

The following table sets forth certain selected historical consolidated financial information for periods both before and after emerging from the Chapter 11 process on March 5, 2003. For accounting purposes, the financial statements reflect the reorganization as if it was consummated on March 1, 2003. Therefore, the Consolidated Balance Sheets and related information as of January 3, 2004, January 1, 2005, December 31, 2005, December 30, 2006, September 30, 2006 and September 29, 2007 and the Consolidated Statement of Operations and related information for the ten months ended January 3, 2004, the fiscal years ended January 1, 2005, December 31, 2005, and December 30, 2006 and the nine months ended September 30, 2006 and September 29, 2007 are referred to as “Successor” and reflect the effects of the reorganization and the principles of fresh start accounting. Periods presented as of and prior to March 1, 2003 have been referred to as “Predecessor.”  The statement of operations data for each of the fiscal year periods presented in the five years ended December 30, 2006 and the balance sheet data as of December 28, 2002, January 3, 2004, January 1, 2005, December 31, 2005 and December 30, 2006 have been derived from audited consolidated financial statements, except for the balance sheet data as of March 1, 2003, which is unaudited. The statement of operations data and the balance sheet data for the nine months ended September 30, 2006 and September 29, 2007 is also unaudited. The table should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” section and our consolidated financial statements and related notes thereto included herein.

	Predecessor		Successor
(In thousands, except per share data)	Fiscal year ended December 28, 2002	Two months ended March 1, 2003	Ten months ended January 3, 2004	Fiscal year ended			Nine months ended

				January 1, 2005	December 31, 2005	December 30, 2006	September 30, 2006	September 29, 2007
Statement of Operations:
Net sales	$754,437	$132,895	$644,893	$844,734	$948,848	$1,021,608	$757,733	$794,238
Cost of goods sold	635,639	111,110	531,390	691,272	787,369	865,405	642,946	664,241
Gross profit	118,798	21,785	113,503	153,462	161,479	156,203	114,787	129,997
Selling, general and administrative expenses	100,215	15,955	78,682	99,163	104,545	110,406	83,264	82,807
Special charges (credits), net:
Asset impairment charges	317,898	—	1,207	2,253	—	26,434	7,856	12,491
Other	7,296	4	6,802	(11,245)	9	12,249	8,896	17,756
Foreign currency (gain) loss, net	(1,059)	1,343	2,773	2,027	671	1,229	1,820	(436)
Operating income (loss)	(305,552)	4,483	24,039	61,264	56,254	5,885	12,951	17,379
Other expense (income):
Interest expense, net	71,478	10,665	49,036	40,252	32,617	29,248	21,076	24,887
Investment (gain) loss, net	1,806	(291)	(3)	—	—	—	—	—
Write-off of loan acquisition costs	—	—	—	5,022	4,008	—	—	—
Foreign currency and other (gain) loss, net	15,078	91	3,035	667	(948)	517	1,110	(2,014)
Reorganization items, (gain) loss	14,873	(540,479)	—	—	—	—	—	—
Income (loss) before income tax expense (benefit) and minority interests	(408,787)	534,497	(28,029)	15,323	20,577	(23,880)	(9,235)	(5,494)
Income tax expense (benefit)	(3,290)	1,692	2,928	8,816	10,885	8,457	4,558	12,328
Minority interests, net of tax	1,366	441	2,028	1,775	2,695	2,195	1,879	1,555
Income (loss) before cumulative effect of change in accounting principle	(406,863)	532,364	(32,985)	4,732	6,997	(34,532)	(15,672)	(19,377)

	Predecessor						Successor
				Fiscal year ended			Nine months ended
(In thousands, except per share data)	Fiscal year ended December 28, 2002	Two months ended March 1, 2003	Ten months ended January 3, 2004	January 1, 2005	December 31, 2005	December 30, 2006	September 30, 2006	September 29, 2007
Cumulative effect of change in accounting principle, net of tax	12,774	—	—	—	—	—	—	—
Net income (loss)	$(419,637)	$532,364	$(32,985)	$4,732	$6,997	$(34,532)	$(15,672)	$(19,377)
Accrued and paid-in-kind dividends on PIK Preferred Shares	—	—	—	5,566	27,998	—	—	—
Income (loss) applicable to common shareholders	$(419,637)	$532,364	$(32,985)	$(834)	$(21,001)	$(34,532)	$(15,672)	$(19,377)
Per Share Data:
Income (loss) before cumulative effect of change in accounting principle per common share—basic	$(12.71)	$16.63	$(3.81)	$(0.09)	$(1.60)	$(1.79)	$(0.81)	$(1.00)
Income (loss) per share applicable to common shareholders—basic	$(13.11)	$16.63	$(3.81)	$(0.09)	$(1.60)	$(1.79)	$(0.81)	$(1.00)
Income (loss) before cumulative effect of change in accounting principle per common share—diluted	$(12.71)	$16.63	$(3.81)	$(0.09)	$(1.60)	$(1.79)	$(0.81)	$(1.00)
Income (loss) per share applicable to common shareholders—diluted	$(13.11)	$16.63	$(3.81)	$(0.09)	$(1.60)	$(1.79)	$(0.81)	$(1.00)
Cash dividends	$—	$—	$—	$—	$—	$—	$—	$—
Operating and other data:
Cash provided by (used in) operating activities	$35,343	$(12,901)	$33,213	$69,896	$70,932	$66,760	$36,526	$27,067
Cash provided by (used in) investing activities	(10,554)	8,820	(33,909)	(23,144)	(77,604)	(64,268)	(61,010)	(45,768)
Cash provided by (used in) financing activities	(15,367)	(14,669)	(10,887)	(28,133)	(2,488)	(1,934)	9,689	21,456
Gross margin(a)	15.7%	16.4%	17.6%	18.2%	17.0%	15.3%	15.1%	16.4%
Depreciation and amortization	71,556	8,812	42,620	53,230	57,550	60,663	44,733	43,785
Capital expenditures	15,379	3,062	36,675	24,791	78,902	68,167	63,288	46,373
Balance sheet data (at end of period):
Cash and cash equivalents and short-term investments	$58,147	$31,783	$21,336	$41,296	$30,963	$32,104	$16,457	$36,015
Working capital(b)	219,905	172,501	119,106	187,338	173,447	159,447	162,350	157,883
Total assets	811,319	745,221	719,062	754,558	765,001	742,097	788,332	780,008
Long-term debt, less
current portion	478,224	480,050	440,992	403,560	405,955	402,416	409,996	400,749
Total debt	503,374	489,822	483,447	413,954	415,198	411,156	421,439	435,427
Minority interests	11,682	12,123	14,151	14,912	16,611	16,654	17,304	19,112
16% Series A convertible pay-in-kind preferred shares	—	—	—	58,286	—	—	—	—
Total shareholders’ equity (deficit)	(465,914)	73,390	59,200	73,849	131,482	109,096	128,148	112,869

(a)    Gross margin represents gross profit as a percentage of net sales.

(b)    Working capital is defined as current assets less current liabilities.

Management’s discussion and analysis of financial
condition and results of operations

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion should be read in conjunction with our consolidated financial statements and related notes thereto contained herein. In addition, it should be noted that our gross profit margins may not be comparable to other companies because some entities classify shipping and handling costs in cost of goods sold and others, including us, include such costs in selling, general and administrative expenses. Similarly, some entities, including us, include foreign currency gains and losses resulting from operating activities as a component of operating income, and some entities classify all foreign currency gains and losses outside of operating income.

Overview

We are a leading global innovator, manufacturer and marketer of engineered materials, focused primarily on the production of nonwovens. Nonwovens are high value-added, high performance and low-cost alternative materials developed as an outgrowth of paper, textile and chemical technologies, with critical characteristics including absorbency, tensile strength, softness and barrier properties. Our products, which typically comprise only a small percentage of the final product’s total cost, are the critical substrates and components for disposable consumer applications such as baby diapers, feminine hygiene products, household and personal wipes, disposable medical applications, such as surgical gowns and drapes, and for various durable industrial applications including furniture and bedding, filtration and protective apparel.

We have one of the largest global platforms in our industry, with 19 manufacturing and converting facilities throughout the world, and a presence in nine countries. We are strategically located near many of our key customers in order to increase our effectiveness in addressing local and regional demand as many of our products do not ship economically over long distances. We work closely with our customers, which include well-established multi-national and regional consumer and industrial product manufacturers, and use innovative technologies to provide engineered solutions to meet increasing consumer demand for more sophisticated products. We are the #1 or #2 participant in the majority of the markets in which we compete with, we believe, the broadest and most advanced technology portfolio in the industry.

According to certain industry sources, the global market for nonwovens is approximately $17.0 billion, with an expected 7-8% compound annual growth rate (CAGR) between 2006 and 2011. Demand in developing regions is forecasted to grow at a 13-14% CAGR over the same time period, driven primarily by increased penetration of disposable products as per capita income rises. Demand in developed regions (North America, Western Europe and Japan) over this period is expected to increase at a 3-4% CAGR due to the development of new applications for nonwovens and underlying market growth. We believe our unique global platform and technological leadership, with an increasing presence in these high growth developing regions, will allow us to achieve high growth and increased profitability. Additionally, our growth rate may differ from the industry averages depending upon the regions we choose to operate in and the technology available to us.

Nonwovens are categorized as either disposable (estimated to be approximately 58.5% of worldwide industry sales) or durable (estimated to be approximately 41.5% of worldwide industry sales). We primarily compete in disposable products, which account for approximately 70% of our total nonwoven sales. We believe that disposable products are non-cyclical and will grow rapidly in the future, driven primarily by the increasing adoption of these materials in developing economies due to rising per capita income and population growth. We sell a diverse array of durable products to a variety of niche industrial end markets. Our products are a mix of roll goods and downstream and integrated finished products. We endeavor to add value to our products through our printing, laminating and small roll converting capabilities and, in some instances, convert product ourselves and sell directly to the end consumer. With this downstream presence we are a more valuable supplier to our customers with a more efficient distribution chain and knowledge of the ultimate end product consumer.

The Nonwovens segment develops and sells products in various consumer and industrial markets, including hygiene, industrial, medical and wiping. Nonwovens division sales were approximately $848.3 million, $763.7 million and $672.6 million, of our consolidated net sales for fiscal 2006, 2005 and 2004, respectively, and represented approximately 83%, 80% and 80% of our total net sales in each of those years. In the hygiene market, our substrates are the critical components providing superior absorbency, barrier strength, fit and softness in diapers, training pants, feminine sanitary protection and adult incontinence products. Our broad product offerings provide customers with a full range of these specialized and highly engineered components, including top sheet, transfer layer, backsheet fabric, leg cuff fabric, sanitary protective facings, absorbent pads for incontinence guard, panty shield, and absorbent core applications. In addition, our medical products are the principal, high-performance materials that are used in disposable surgical packs, apparel such as operating room gowns and drapes, face masks, shoe covers and wound care sponges and dressings. We produce nonwoven products for the consumer wipes market, which includes personal care and facial wipes, baby wipes and household wipes. We also market a converted line of wipes under our own industry-leading Chix®  brand directly to industrial, foodservice, and janitorial markets. The industrial segment serves a diverse collection of niche end markets that includes cable wrap, furniture and bedding, home furnishings, filtration, automotive interiors and landscape and agricultural applications.

The Oriented Polymers segment utilizes extruded polyolefin processes and woven technologies to produce a wide array of products for industrial packaging, building products, agriculture and protective apparel markets. The industrial packaging markets in which we compete include applications such as lumberwrap, steel wrap and fiberglass packaging. The building products applications encompass structural concrete reinforcement fiber, as well as high-strength protective coverings and specialized components that are integrated into a variety of industrial products (e.g., roofing substrates and flame-retardant fabric). We maintain leading market positions in this segment, as evidenced by our #2 position in North America in concrete fiber and flame-retardant performance fabrics. We are focusing efforts on diversifying away from large volume, commodity products within this division through the continued innovation of building and construction products to meet evolving customer requirements and the replacement of steel reinforcement with the less costly concrete fiber. Oriented Polymers segment sales were approximately $173.3 million, $185.1 million and $172.5 million for fiscal 2006, 2005 and 2004, respectively, and represented approximately 17%, 20% and 20% of our total net sales in each of those years.

Raw materials

The primary raw materials used in the manufacture of most of our products are polypropylene resin, polyester fiber, polyethylene resin, and, to a lesser extent, rayon, tissue paper and cotton. The prices of polypropylene, polyethylene and polyester are a function of, among other things, manufacturing capacity, demand and the price of crude oil and natural gas liquids. We have not historically hedged our exposure to raw material increases, but we have attempted to move more customer programs to contracts with price escalation provisions which would allow us to pass-through any cost increases in raw materials, although there is often a one-quarter lag between the time the we are required to pay the increased raw material price and the time that we are able to pass the increase on to our customers.

During the first nine months of fiscal 2007, the North American costs have trended higher. We currently expect raw material costs, especially polypropylene, to increase in the fourth quarter of fiscal 2007 over costs experienced in the quarter ended September 29, 2007. Additionally, on a global basis, raw material costs continue to fluctuate in response to certain global economic factors, including regional supply versus demand dynamics for the raw materials and the volatile price of oil. To the extent we are not able to pass along price increases of raw materials, or to the extent any such price increases are delayed, our cost of goods sold would increase and our operating profit would correspondingly decrease. Material increases in raw material prices that cannot be passed on to customers could have a material adverse effect on our results of operations and financial condition. See "—Quantitative and qualitative disclosures about market risk" below.

Recent expansion initiatives

We have completed four expansions in the past four years including three in high growth regions such as Mexico, Colombia and China to address growing demand for regional hygiene and global medical products. Capital expenditures during this four year and nine month period ended September 29, 2007 totaled $258.0 million and consisted of four newly installed spunmelt facilities and another spunmelt facility that should be completed by the end of fiscal 2007, maintenance capital spending and certain other smaller projects. The new capacity installations have resulted in improvements in both sales and profitability.

The Cali, Colombia line, which was installed in the latter part of fiscal 2005, has performed at expected levels since the second quarter of fiscal 2006 following a brief period during which the line operated below targeted operating rates due to certain equipment-related issues that have since been resolved.

The Mooresville, North Carolina line, which began production in the latter part of the second quarter of fiscal 2006, has performed at expected levels since its start up. The Suzhou, China line began operations in the latter part of the third quarter of fiscal 2006. Despite the fact that the qualification process with customers for high grade finished medical fabric took longer than anticipated, the process was substantially completed by the end of the third quarter of fiscal 2007, allowing for the transition from hygiene and lower grades of medical fabrics to a more profitable mix of finished medical fabric sales.

Additionally, in fiscal 2007, we have initiated two major capital projects, including: (i) the retrofit of an existing hydroentanglement line at our Benson, North Carolina facility to produce

Spinlace® products, which started up early in the fourth quarter of fiscal 2007; and (ii) construction of a new spunmelt line at our facility near Buenos Aires, Argentina, which is expected to begin production late in the fourth quarter of fiscal 2007. The Spinlace® project is expected to only marginally contribute to sales and profitability during fiscal 2007 and the spunmelt line in Argentina is not expected to contribute to sales and profitability during fiscal 2007; however, both are expected to make significant contributions in fiscal 2008.

We have also recently announced plans to install a state-of-the-art spunmelt line in San Luis Potosi, Mexico to serve hygiene and other customers in the U.S. and Mexico, which is expected to commence commercial production in late 2008.

Plant consolidation and re-alignment

We review our business on an ongoing basis relative to current and expected market conditions, attempting to match our production capacity and cost structure to the demands of the markets in which we participate, and strive to continuously streamline our manufacturing operations consistent with world-class standards. We have announced three plant consolidation plans in the U.S. and Europe that are being implemented in 2007 and 2008, to better align our cost structure. Our strategy with respect to the consolidation efforts in the U.S. and Europe is focused on the elimination of cash fixed costs at the closed plant sites, and the transfer of business and equipment to sites in regions with lower variable costs and which are closer to our customers, as necessary and practical, to retain the existing business with the potential to expand sales volumes.

In the future we may or may not decide to undertake certain restructuring efforts to improve our competitive position, especially in the more mature markets of the U.S., Europe and Canada. In such mature markets, the prices for commodity roll goods continue to fluctuate based on supply and demand dynamics relative to the assets employed in that geographic region. We actively and continuously pursue initiatives to prolong the useful life of our long-lived assets through product and process innovation. In some instances we may decide, as was the case with our current plans to consolidate operations in the U.S., as further described in Note 3 to our unaudited interim consolidated financial statements included herein, that our fixed cost structure will be enhanced through consolidation. To the extent further decisions are made to improve our long-term performance, such actions could result in the incurrence of cash restructuring charges and asset impairment charges associated with the consolidation, and such charges could be material.

Results of operations

The following table sets forth the percentage relationships to net sales of certain Consolidated Statement of Operations items for the nine months ended September 29, 2007 in comparison with such items for the nine months ended September 30, 2006 and for fiscal 2006 in comparison with such items for the 2005 and 2004 fiscal years:

				Nine months ended
	Fiscal year ended			September 30,	September 29,
	2004	2005	2006	2006	2007
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold:
Materials	48.6	51.2	53.9	53.6	53.7
Labor	9.6	8.5	8.1	8.2	7.6
Overhead	23.6	23.3	22.7	23.1	22.3
	81.8	83.0	84.7	84.9	83.6
Gross profit	18.2	17.0	15.3	15.1	16.4
Selling, general and administrative expenses	11.7	11.0	10.8	11.0	10.4
Special charges (credits), net	(1.0)	—	3.8	2.2	3.8
Foreign currency (gain) loss, net	0.2	0.1	0.1	0.2	(0.0)
Operating income (loss)	7.3	5.9	0.6	1.7	2.2
Other expense (income):
Interest expense, net	4.8	3.4	2.9	2.8	3.1
Write-off of loan acquisition costs	0.6	0.4	—	—	—
Foreign currency and other (gain) loss, net	0.1	(0.1)	0.1	0.1	(0.2)
Income (loss) before income tax expense and minority interests	1.8	2.2	(2.4)	(1.2)	(0.7)
Income tax expense	1.0	1.2	0.8	0.6	1.5
Minority interests, net of tax	0.2	0.3	0.2	0.3	0.2
Net income (loss)	0.6	0.7	(3.4)	(2.1)	(2.4)
Accrued and paid-in-kind dividends on PIK preferred shares	0.7	2.9	—	—	—
Loss applicable to common shareholders	(0.1)%	(2.2)%	(3.4)%	(2.1)%	(2.4)%

Comparison of nine months ended September 29, 2007 and September 30, 2006

Our reportable segments consist of our two operating divisions, Nonwovens and Oriented Polymers. For additional information regarding segment data, see Note 13 to the unaudited interim consolidated financial statements included herein. The following table sets forth components of our net sales and operating income by operating division for the nine months ended September 29, 2007, the nine months ended September 30, 2006 and the corresponding change (in millions):

	Nine months ended September 30, 2006	Nine months ended September 29, 2007	Change
Net sales
Nonwovens	$624.4	$665.5	$41.1
Oriented Polymers	133.3	128.7	(4.6)
	$757.7	$794.2	$36.5
Operating income (loss)
Nonwovens	$44.9	$61.2	$16.3
Oriented Polymers	4.0	0.9	(3.1)
Unallocated Corporate, net of eliminations	(19.2)	(14.5)	4.7
	29.7	47.6	17.9
Special charges, net	(16.7)	(30.2)	(13.5)
	$13.0	$17.4	$4.4

The amounts for special charges, net have not been allocated to our reportable business divisions because our management does not evaluate such charges on a division-by-division basis. Division operating performance is measured and evaluated before such items.

Net sales

Net sales were $794.2 million for the nine months ended September 29, 2007, an increase of $36.5 million, or 4.8%, over the first nine months of fiscal 2006 net sales of $757.7 million. Net sales for fiscal 2007 improved in the Nonwovens segment over comparable 2006 results by 6.6%, and net sales in fiscal 2007 in the Oriented Polymers segment decreased 3.5% from 2006 results. A reconciliation of the change in net sales between the nine months ended September 30, 2006 and the nine months ended September 29, 2007 is presented in the following table (in millions):

	Nonwovens	Oriented Polymers	Total
Net sales—nine months ended September 30, 2006	$624.4	$133.3	$757.7
Change in sales due to:
Volume	28.2	(4.3)	23.9
Price/mix	0.9	(1.5)	(0.6)
Foreign currency translation	12.0	1.2	13.2
Net sales—nine months ended September 29, 2007	$665.5	$128.7	$794.2

As raw material costs have increased, we have attempted to pass raw material costs along to our customers, where allowable by contract terms and where acceptable based on market conditions.

In general, with respect to contracted business, there is usually a one-quarter lag between the change in raw material cost and the change in sales price. We currently expect raw material costs, especially polypropylene, to increase in the fourth quarter of fiscal 2007 over costs experienced in the quarter ended September 29, 2007.

A significant component of the $41.1 million increase in Nonwovens sales was due to volume growth, primarily generated in Asia and the U.S. The increases are attributable to sales from our new spunmelt facility in Suzhou, China, which commenced production in the fourth quarter of fiscal 2006, and from the new spunmelt line at Mooresville, North Carolina, which initiated operations in the latter part of the second quarter of fiscal 2006. The Latin America region also experienced improvement in sales volume, which was paced by year-over-year growth in hygiene sales. Oriented Polymers' net sales for 2007 decreased $4.6 million from the first nine months of fiscal 2006. Oriented Polymers' sales volumes and selling prices have been negatively impacted by reduced housing starts affecting their industrial business and imported commodity products affecting lumberwrap volumes, as well as raw material supply interruptions that negatively affected the protective apparel markets.

Both the Canadian dollar and the Euro were stronger against the U.S. dollar during 2007 compared to 2006. As a result, net sales increased $13.2 million due to the favorable foreign currency translation. Further discussion of foreign currency exchange rate risk is contained in   "—Quantitative and qualitative disclosures about market risk" below.

Gross margin

Gross margin in the first nine months of fiscal 2007 improved to 16.4% from 15.1% in the first nine months of fiscal 2006, driven by improved sales volumes, price/mix of sales and lower manufacturing costs, which offset the impact of higher raw material costs during fiscal 2007. The raw material component of the cost of goods sold as a percentage of net sales increased from 53.6% in 2006 to 53.7% in 2007. On the strength of improved sales and the initial benefits from certain of the consolidation and restructuring initiatives as well as the generation of sales from the new spunmelt lines, our labor and overhead components of the cost of goods sold decreased as a percentage of net sales from the first nine month of fiscal 2006 to the comparable period of 2007. As a percentage of sales, labor decreased from 8.2% to 7.6%, or 0.6%, and overhead decreased from 23.1% to 22.3%, or 0.8%.

Operating income

A reconciliation of the change in operating income between the nine months ended September 30, 2006 and the nine months ended September 29, 2007 is presented in the following table (in millions):

Operating income—nine months ended September 30, 2006	$13.0
Change in operating income due to:
Price/mix	3.0
Higher raw material costs	(7.2)
Volume	8.3
Lower manufacturing costs	6.9
Foreign currency	2.9
Lower depreciation and amortization expense	0.9
Higher special charges, net	(13.5)
Decreased share-based compensation costs	2.6
All other	0.5
Operating income—nine months ended September 29, 2007	$17.4

Consolidated operating income was $17.4 million in the nine months ended September 29, 2007 as compared to $13.0 million in the comparative period in 2006, which comparison was significantly affected by $13.5 million of increased special charges, net during the 2007 period. Operating income was positively impacted by the volume gains in the nonwovens markets, partially offset by volume declines in the oriented polymers markets as noted above in the net sales discussion. The net improvement in operating income was also positively impacted by lower noncash compensation costs related to share-based awards made under our stock option and restricted stock plans and lower manufacturing costs, which were primarily attributable to the improvement in manufacturing efficiencies and absorption of costs associated with the spunmelt lines operating closer to full manufacturing capacity. Favorable foreign currency movement during the nine months of fiscal 2007 contributed $2.9 million to the year-over-year improvement.

We experienced price/mix improvements for the nine months of fiscal 2007 compared to fiscal 2006 levels primarily related to certain of our nonwovens businesses in the U.S. and Europe. The improvements in the price/mix of sales were positively impacted by our decision to exit certain marginally profitable business, primarily in U.S. nonwovens. The Oriented Polymers segment experienced price/mix declines in the first nine months of fiscal 2007 compared to the comparable fiscal 2006 period. We also experienced higher raw material prices in certain of our nonwovens businesses, primarily attributable to polypropylene, rayon and polyester fiber increases in fiscal 2007 compared to fiscal 2006.

Special charges, net in the first nine months of fiscal 2007 were $30.2 million, representing an increase of $13.5 million over the comparable period of fiscal 2006. In the first nine months of fiscal 2007, restructuring costs were incurred related to (i) a settlement loss of $3.8 million associated with a partial curtailment of a defined benefit pension plan at one of our Canadian operations, (ii) severance and equipment relocation costs associated with the U.S. and European plant closures of $12.6 million, (iii) a noncash charge of $12.5 million associated with the writedown of assets, primarily in one of our Canadian and European operations, and (iv) other costs of $1.3 million. Further discussion of special charges, net is contained in Note 3 to the unaudited interim consolidated financial statements included herein.

Selling, general and administrative expenses decreased $0.5 million, from $83.3 million in 2006 to $82.8 million in 2007, primarily due to lower noncash stock-based compensation costs described earlier, partially offset by higher incentive compensation costs and costs associated with increased sales volumes during 2007. Selling, general and administrative costs as a percent of net sales improved from 11.0% in 2006 to 10.4% in 2007.

Interest and other expense

Net interest expense increased $3.8 million, from $21.1 million during the nine months ended September 30, 2006 to $24.9 million during the nine months ended September 29, 2007. The increase in net interest expense was largely due to the lower interest capitalization of approximately $2.1 million, with respect to major capital expenditure projects, in the first nine months of fiscal 2007 compared to the first nine months of fiscal 2006 and higher interest costs on our long-term debt, impacted by the effects of the interest rate swap agreements, discussed below, partially offset by reduced levels of borrowings under the revolving credit facility.

During fiscal 2007, we entered into a new cash flow hedge agreement, effective May 8, 2007 and maturing on June 29, 2009, which effectively converted $240.0 million of notional principal amount of debt from a variable LIBOR rate to a fixed LIBOR rate of 5.085%. This new agreement replaced the cash flow hedge agreement originally entered into in fiscal 2004, which agreement terminated on May 8, 2007 and effectively converted $212.5 million of notional principal amount of debt from a variable LIBOR rate to a fixed LIBOR rate of 3.383%.

Foreign currency and other (gain) loss, net improved by $3.1 million, from a loss of $1.1 million in the nine months ended September 30, 2006 to a gain of $2.0 million in the first nine months of fiscal 2007. Included as a gain in Foreign currency and other (gain) loss, net for the nine months ended September 29, 2007 is the cash recovery of approximately $1.8 million from a minority shareholder of our Argentine subsidiary of legal and other costs associated with a prior period legal action.

Income tax expense

We recognized income tax expense of $12.3 million for the nine months ended September 29, 2007 on a consolidated loss before income taxes of $5.5 million for such period. The tax expense is significantly different than such expense determined at the U.S. federal statutory tax rate primarily due to losses in the U.S. and certain foreign jurisdictions for which no income tax benefits were recognized or where recognition was limited to the extent of existing deferred tax liabilities. Additionally, the income tax expense was impacted by foreign withholding taxes, for which tax credits are not anticipated, U.S. state income taxes and foreign taxes calculated at statutory rates less than the U.S. federal statutory rate. During the nine months ended September 30, 2006, we recognized an income tax expense of $4.6 million on a consolidated pre-tax loss of $9.2 million. This income tax expense is significantly different than the U.S. federal statutory rate primarily due to losses in the U.S. and certain foreign jurisdictions for which no income tax benefits were recognized or where recognition was limited to the extent of existing deferred tax liabilities. Additionally, the income tax expense was impacted by foreign withholding taxes, for which tax credits are not anticipated, U.S. state income taxes, and foreign taxes calculated at statutory rates less than the U.S. federal statutory rate.

Net loss

As a result of the above, we recognized a net loss of $19.4 million, or $1.00 per share, for the nine months ended September 29, 2007 compared to a net loss of $15.7 million, or $0.81 per share, for the nine months ended September 30, 2006.

Comparison of fiscal years ended December 30, 2006 and December 31, 2005

Our reportable segments consist of our two operating divisions, Nonwovens and Oriented Polymers. For additional information regarding segment data, see Note 16 “Segment Information” to our audited consolidated financial statements included herein. The following table sets forth components of our net sales and operating income (loss) by operating division for the fiscal year ended December 30, 2006, the fiscal year ended December 31, 2005 and the corresponding change from 2005 to 2006 (in millions):

	2005	2006	Change
Net sales
Nonwovens	$763.7	$848.3	$84.6
Oriented Polymers	185.1	173.3	(11.8)
	$948.8	$1,021.6	$72.8
Operating income (loss)
Nonwovens	$66.2	$66.6	$0.4
Oriented Polymers	10.6	4.3	(6.3)
Unallocated Corporate, net of eliminations	(20.5)	(26.3)	(5.8)
	56.3	44.6	(11.7)
Special (charges) credits, net	—	(38.7)	(38.7)
	$56.3	$5.9	$(50.4)

The amounts for special charges (credits), net have not been allocated to our reportable business divisions because our management does not evaluate such special charges, net on a division-by-division basis. Division operating performance is measured and evaluated before such items.

Net sales

Net sales were $1,021.6 million in 2006, an increase of $72.8 million, or 7.7%, over net sales for 2005 of $948.8 million. Net sales for 2006 improved in the Nonwovens segment over comparable 2005 results by 11.1%, and net sales in 2006 in the Oriented Polymers segment decreased 6.4% versus 2005 results. A reconciliation of the change in net sales between 2005 and 2006 is presented in the following table (in millions):

Net sales—2005	$948.8
Change in sales due to:
Volume	40.5
Price/mix	26.6
Foreign currency translation	5.7
Net sales—2006	$1,021.6

The increase in net sales during 2006 was due primarily to volume gains and price/mix improvements. Substantially all of the volume gains occurred in the United States, Latin American and Asian nonwovens markets. The price/mix improvement primarily reflects increases in sales price in an effort to pass along raw material cost increases to customers. As raw material costs increased, we attempted to pass raw material costs along to our customers where allowable by contract terms and where acceptable based on market conditions.

A significant component of the $40.5 million increase in sales in 2006 due to volume growth was generated in the Latin American region with the addition of the spunmelt line at the Cali, Colombia facility, which initiated operations in the fourth quarter of fiscal 2005. The Latin America region’s improvement in sales was paced by significant year-over-year increases in hygiene and industrial sales. Our U.S. nonwovens business was also a contributor to the growth in sales, partially attributable to the start-up of the new spunmelt facility at Mooresville, North Carolina in the latter part of the second quarter of fiscal 2006 and general improvements in the U.S. hygiene and consumer markets. Nonwoven sales volumes also increased marginally in Asia, with most of the increase due to the initial shipments from our new spunmelt facility in Suzhou, China, which commenced production in the latter part of the third quarter of fiscal 2006 as well as productivity improvements experienced in our operations in Nanhai, China. Oriented Polymers’ net sales for 2006 decreased $11.8 million from the 2005 amount, as improvements in price/mix of sales and a favorable foreign currency translation impact were more than offset by sales volume declines affecting net sales by $24.3 million. Oriented Polymers’ sales volumes were negatively impacted in fiscal 2006 by reduced housing starts affecting their industrial business, imported commodity products affecting lumberwrap volumes and reduced agricultural sales.

Both the Canadian dollar and the Euro were stronger against the U.S. dollar during 2006 compared to 2005. As a result, net sales increased $5.7 million due to the favorable foreign currency translation. Further discussion of foreign currency exchange rate risk is contained in “—Quantitative and qualitative disclosures about market risk” below.

Gross margin

Gross margin in 2006 declined to 15.3% from 17.0% in 2005, despite improved sales volumes and product mix, primarily due to the impact of the higher raw materials as a percentage of net sales, the effect of raw material cost increases which were not able to be passed along to the customer and other increased manufacturing costs including depreciation, during 2006. The raw material component of the cost of goods sold as a percentage of net sales increased from 51.2% in 2005 to 53.9% in 2006. Additionally, depreciation expense in 2006 was $3.8 million higher than such costs in 2005.

Operating income

A reconciliation of the change in operating income between 2005 and 2006 is presented in the following table (in millions):

Operating income—2005	$56.3
Change in operating income due to:
Price/mix	26.6
Higher raw material costs	(28.5)
Volume	15.4
Increased manufacturing costs	(14.4)
Foreign currency	(0.7)
Higher depreciation and amortization expense	(3.8)
Special charges—asset impairment charges	(26.4)
Special charges—restructuring and plant realignment costs	(7.1)
Special charges—abandoned acquisition costs	(4.0)
Special charges—other	(1.1)
Increased share-based compensation costs	(2.7)
All other, primarily higher SG&A costs	(3.7)
Operating income—2006	$5.9

Consolidated operating income was $5.9 million in 2006 as compared to $56.3 million in 2005. We experienced higher raw material costs that were substantially offset by price/mix improvements. Operating income was positively impacted by the volume gains in the nonwovens markets, partially offset by volume declines in the oriented polymers markets, as noted above in the discussion of net sales. The net decline in operating income was significantly impacted by higher special charges of $38.7 million primarily consisting of asset impairment charges, restructuring and plant realignment costs and abandoned acquisition costs. Summary explanations for such items are included in the five paragraphs following this paragraph. For further details on such charges, see Note 3 to our audited consolidated financial statements included herein. Other items contributing to the decline in operating income were increased manufacturing costs of $14.4 million, affecting both the Nonwoven and Oriented Polymer operating results as well as increased non-cash compensation costs of $2.7 million attributable to share-based awards made primarily under our restricted stock plans and higher depreciation and amortization charges of $3.8 million. The increased manufacturing costs are primarily attributable to higher energy costs and start-up costs for certain new lines in the Nonwovens segment, coupled with increased variances in the Oriented Polymers segment resulting from volume declines. The increase in depreciation and amortization charges during fiscal 2006 is primarily related to the new spunmelt production facilities in Latin America and the United States.

We experienced a continued weakening of earnings and cash flows in certain of our Canadian operations, components of the Oriented Polymers segment. As a result, during the second quarter of fiscal 2006, we evaluated such assets for impairment, consistent with the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and recorded a non-cash impairment charge associated with the write-down of such assets to estimated fair value in the amount of approximately $5.5 million.

Additionally, during the second quarter of fiscal 2006, we initiated the restructuring and consolidation strategy for our European operations, which included the closure of the facilities in Sweden. Accordingly, we recognized an impairment charge with respect to such assets in the amount of $2.3 million, resulting in a total asset impairment charge in the second quarter of fiscal 2006 of $7.8 million.

During the fourth quarter of fiscal 2006, we recorded an impairment charge in the amount of approximately $18.6 million associated with the write-down of assets located in certain facilities in the United States and Europe to estimated fair values. Of that total, $7.2 million related to a manufacturing line located in The Netherlands, which write-down was attributed to the expected shutdown of the line in fiscal 2007 due to the loss of certain low-margin business platforms which were produced on the asset during fiscal 2006 as the market price for the products moved to a level resulting in unacceptable margins. The remaining $11.4 million related to the write-down of the assets in the United States, including facilities for which we announced closure plans, as further discussed in Note 3 to our audited consolidated financial statements included herein, as well as an impairment charge taken with respect to another facility, for which projected future cash flows have been negatively impacted by the loss of a major automotive platform and the anticipated loss of certain business for which the market prices have recently declined to a level resulting in such unacceptable returns that we elected not to participate in such business going forward.

The 2006 restructuring and plant realignment costs of $7.1 million are principally associated with (a) our restructuring and consolidation plan for Europe, which included termination benefits provided to an executive officer, pursuant to Dutch law, in the amount of $2.1 million and costs associated with the closure of the Sweden plant, which resulted in the reduction of 19 employees and a charge of $1.1 million; (b) costs related to the relocation of the corporate headquarters to Charlotte, North Carolina in the amount of $3.0 million; (c) downsizing certain Canadian operations resulting in severance costs of $0.6 million associated with the reduction of 26 employees; and (d) costs in the amount of $0.3 million related to exiting the leased facilities at Gainesville, Georgia for which a planned closure had been announced.

During the first five months of fiscal 2006, we actively pursued a potential acquisition. In conjunction with this effort, we incurred approximately $4.0 million of costs, primarily comprised of third-party professional fees. During the second quarter of fiscal 2006, the negotiations with respect to the potential acquisition reached an impasse and we abandoned efforts to consummate the acquisition, with such costs charged to operating income in that period.

During June 2006, we and an equipment supplier negotiated the resolution of a dispute and entered into two settlement agreements, which documented the terms of the resolution. During the second and third quarters of fiscal 2006, we and the Audit Committee of the Board of Directors, with assistance from special counsel, conducted an investigation which focused on a review of the settlement agreements and the relationship of these agreements with certain equipment purchase contracts and service agreements, which were negotiated between us and the equipment supplier in or about the same time frame. As a result of these actions, we concluded that the economic substance of the settlement agreements and the equipment purchase contracts and service agreements were substantially interdependent. On September 21, 2006, our Board of Directors asked the Chief Executive Officer and the Vice President, Global Purchasing to resign and, pending receipt of their resignations, relieved them of their duties as officers of the Company. Shortly thereafter, we entered into termination agreements with both executives. As a result of these events, we incurred costs with respect to the investigation, termination benefits and ancillary costs in the amount of $1.1 million.

Selling, general and administrative expenses increased $5.9 million, from $104.5 million in 2005 to $110.4 million in 2006, primarily due to the non-cash compensation costs related to the share-based awards made under our restricted stock plans, as well as increased costs due to higher sales volumes, with such increased costs partially offset by reduced incentive compensation.

Interest and other expense

Net interest expense decreased $3.4 million, from $32.6 million during 2005 to $29.2 million during 2006. The decrease in net interest expense was primarily due to the lower interest rates obtained by refinancing our long-term debt in November 2005. Additionally, during 2006, we capitalized, with respect to our major capital expenditure projects, interest in the amount of $3.1 million, compared to $2.2 million in 2005.

The Consolidated Statement of Operations for 2005 included a charge of $4.0 million, with respect to loan acquisition cost write-offs related to the refinancing of our debt in November 2005.

Foreign currency and other (gain) loss, net changed by $1.4 million, from a gain of $0.9 million in 2005 to a loss of $0.5 million in 2006. The change was primarily due to foreign currency movements on intercompany loan balances, at certain of our international operations, denominated in currencies other than their functional currency, generally the U.S. dollar.

Income tax expense

During 2006, we recognized an income tax expense of $8.5 million on a consolidated pre-tax loss of $23.9 million. The income tax expense is significantly different than such expense determined at the U.S. federal statutory rate primarily due to losses in the U.S. and certain foreign jurisdictions for which no income tax benefits were recognized. Additionally, the income tax expense was impacted by foreign withholding taxes, for which tax credits are not anticipated, U.S. state income taxes, and foreign taxes calculated at statutory rates less than the U.S. federal statutory rate. We recognized income tax expense of $10.9 million on consolidated pre-tax income of $20.6 million in 2005. The income tax expense is significantly higher than such expense determined at the U.S. federal statutory tax rate primarily due to losses in the U.S. and certain foreign tax jurisdictions for which no tax benefits were recognized. Additionally, the income tax expense is impacted by foreign withholding taxes, for which tax credits are not anticipated, U.S. state income taxes and foreign taxes calculated at statutory rates less than the U.S. federal statutory rate.

Net income (loss)

As a result of the above, we recognized a net loss of $34.5 million during 2006 compared to net income of $7.0 million in 2005.

Accrued and paid-in-kind dividends on PIK preferred shares

Dividends on the PIK Preferred Shares accrued at an annual rate of 16.0% and were payable semi-annually in arrears on each January 1 and July 1, commencing with July 1, 2004. Such dividends were payable at our option; (i) through the issuance of additional shares of PIK Preferred Stock; (ii) in cash; or (iii) in a combination thereof. Accordingly, we accrued dividends at the stated rate of 16.0% until such time as the form of the dividend was declared by our Board of Directors. If the dividend was paid-in-kind through the issuance of additional shares of PIK Preferred Stock, we recognized the dividend at the estimated fair value of the shares issued in excess of the amounts previously accrued.

We accrued dividends at 16% on our PIK Preferred Shares during the quarter ended April 2, 2005 in the amount of $2.4 million. Additionally, on January 14, 2005, our Board of Directors declared that dividends accrued on the PIK Preferred Shares from the date of issuance through December 31, 2004, in the amount of $5.6 million, would be paid in the form of PIK Preferred Shares. We recorded the value of the additional PIK Preferred Shares declared as a dividend on January 14, 2005, the date the Board of Directors declared that the accrued dividends were to be paid in the form of additional PIK Preferred Shares, rather than cash, reduced by the amount of dividends previously recorded at the stated 16.0% rate. Using the estimated market value of our Class A Common Stock of $18.50 per share, the fair value of the 5,540 additional PIK Preferred Shares issued in lieu of cash payment was approximately $14.1 million, which exceeded the amount previously accrued by us of $5.6 million, based on the stated rate of 16.0%, by approximately $8.5 million. We accrued dividends at 16% on our PIK Preferred Shares during the quarter ended July 2, 2005 in the amount of $2.4 million. On August 3, 2005, our Board of Directors declared that dividends accrued on the PIK Preferred Shares from January 1, 2005 through June 30, 2005, in the amount of $4.7 million, would be paid in the form of PIK Preferred Shares. We recorded the value of the additional PIK Preferred Shares declared as a dividend on August 3, 2005, the date the Board of Directors declared that the accrued dividends were to be paid in the form of additional PIK Preferred Shares, rather than cash, reduced by the amount of dividends previously recorded at the stated 16.0% rate. Using the estimated market value of our Class A Common Stock of $27.70 per share, the fair value of the 4,660 additional PIK Preferred Shares issued in lieu of cash payment was approximately $17.7 million, which exceeded the amount previously accrued by us of $4.7 million, based on the stated rate of 16.0%, by approximately $13.0 million. In addition, we accrued a charge for dividends of $1.8 million for the period from July 2, 2005 through the date that the PIK Preferred Shares were redeemed for, or converted to, shares of our Class A Common Stock. Accordingly, total accrued and paid-in-kind dividends amounted to $28.0 million in 2005. As a result of all of the PIK Preferred Shares being redeemed for or converted to shares of our Class A Common Stock by September 15, 2005, no such dividends were recorded in 2006.

Loss applicable to common shareholders

As a result of the above, we recognized a loss applicable to common shareholders of $34.5 million, or $1.79 per share, for 2006 compared to a loss applicable to common shareholders of $21.0 million, or $1.60 per share, for 2005.

Comparison of fiscal years ended December 31, 2005 and January 1, 2005

Our reportable segments consist of our two operating divisions, Nonwovens and Oriented Polymers. For additional information regarding segment data, see Note 16 “Segment Information” to our audited consolidated financial statements included herein. The following table sets forth components of our net sales and operating income (loss) by operating division for the fiscal year ended December 31, 2005, the fiscal year ended January 1, 2005 and the corresponding change from 2004 to 2005 (in millions):

	2004	2005	Change
Net sales
Nonwovens	$672.6	$763.7	$91.1
Oriented Polymers	172.5	185.1	12.6
Eliminations	(0.4)	—	0.4
	$844.7	$948.8	$104.1
Operating income (loss)
Nonwovens	$59.2	$66.2	$7.0
Oriented Polymers	12.1	10.6	(1.5)
Unallocated Corporate, net of eliminations	(19.0)	(20.5)	(1.5)
	52.3	56.3	4.0
Special (charges) credits, net	9.0	—	(9.0)
	$61.3	$56.3	$(5.0)

The amounts for special charges (credits), net have not been allocated to our reportable business divisions because our management does not evaluate such special charges, net on a division-by-division basis. Division operating performance is measured and evaluated before such items.

Net sales

Consolidated net sales were $948.8 million in 2005, an increase of $104.1 million or 12.3% over 2004 consolidated net sales of $844.7 million. Net sales for 2005 in the Nonwovens and Oriented Polymers segments improved over comparable 2004 fiscal year results by 13.5% and 7.3%, respectively. Fiscal 2005 and 2004 each consisted of 52 weeks. A reconciliation of the change in net sales between 2004 and 2005 is presented in the following table (in millions):

Net sales—2004	$844.7
Change in sales due to:
Price/mix	72.4
Volume	24.2
Foreign currency translation	7.5
Net sales—2005	$948.8

The increase in net sales during 2005 was due primarily to price/mix improvements and volume gains. The price/mix increase reflects continued success in our ability to improve pricing and profit composition of our sales. The improvement in the price/mix of sales in 2005 over the prior year period was driven primarily by higher prices implemented to mitigate raw material costs in all divisions, increased value-added business in Latin America and product shifts in Asia from commodity to specialty applications.

The primary contributors to the $24.2 million increase in sales due to volume growth in 2005 were the U.S. and Latin American regions. In our U.S. nonwovens business, the consumer and hygiene markets contributed double-digit increases over 2004 as new products were introduced into the markets and new customer relationships generated substantial sales increases. Although the San Luis Potosi, Mexico capacity expansion was completed in late 2003, it did not reach full productive capacity until the second quarter of 2004. Accordingly, fiscal 2005 reflected the first full-year’s benefit of the additional capacity. The Latin America region’s sales improvement was driven by significant year-over-year increases in hygiene and industrial sales. Nonwoven sales volumes decreased slightly in Europe. Oriented Polymers’ increase in sales was due primarily to price/mix improvement, partially offset by lower sales volumes of certain commodity-based products.

Foreign currencies, predominantly the Euro and the Canadian dollar, were stronger against the U.S. dollar during 2005 compared to 2004, resulting in an increase in net sales of $7.5 million due to the favorable foreign currency translation. Further discussion of foreign currency exchange rate risk is contained in “—Quantitative and qualitative disclosures about market risk” below.

Gross margin

Gross margin in 2005 declined to 17.0% from 18.2% in 2004, despite improved sales volumes and product mix, due to the impact of the raw material increases during 2005. The raw material component of the cost of goods sold as a percentage of net sales increased from 48.6% in 2004 to 51.2% in 2005.

Operating income

A reconciliation of the change in operating income between 2004 and 2005 is presented in the following table (in millions):

Operating income—2004	$61.3
Change in operating income due to:
Arbitration settlement, net	(13.1)
Price/mix	72.4
Higher raw material costs	(60.5)
Volume	6.9
Higher depreciation and amortization expense	(4.3)
Lower postretirement plan curtailment gains	(3.6)
Lower asset impairment charges	2.2
Lower plant realignment costs, net	1.9
Higher manufacturing costs	(2.6)
Foreign currency translation	0.5
All other, primarily higher SG&A costs	(4.8)
Operating income—2005	$56.3

Consolidated operating income was $56.3 million in 2005 as compared to $61.3 million in 2004. Operating income in 2004 benefited from the $13.1 million arbitration settlement, net of expenses. The financial effect of price/mix improvements more than offset the higher raw material costs, reflecting the benefits of our new product introductions and ongoing efforts to manage the impact of higher raw material costs. Operating income was positively impacted by the volume gains noted in the net sales discussion above and the absence of asset impairment charges and lower plant realignment costs in 2005. Offsetting these favorable impacts were higher depreciation and amortization charges, lower postretirement plan curtailment gains, higher manufacturing costs and higher selling, general and administrative expenses. The increase in depreciation and amortization charges was primarily related to the reduction in the estimated useful lives of certain machinery and equipment utilized in our operations to reflect the technological status and market conditions of certain aspects of our business. Selling, general and administrative expenses were higher primarily due to increased sales volume, increased non-cash compensation costs related to our stock option plan and costs related to the new Sarbanes-Oxley compliance requirements, partially offset by $1.9 million received as our portion of class-action settlement agreements with various suppliers of raw materials.

Hurricanes Katrina and Rita hit the Gulf Coast in the third quarter of 2005, temporarily shutting down a number of refineries and chemical processing sites of certain raw material suppliers for our North and South American operations. As a result, raw materials continued to be available to us, but at significantly higher prices. We, where allowable based on contract terms, attempted to raise our selling prices to mitigate the sharp increases in raw materials. The prices of raw materials in the North American markets decreased slightly since late December 2005 as the refineries returned to normalized production levels, although there are no assurances that the prices will return to pre-hurricane levels due to other global economic factors.

Interest and other expense

Net interest expense decreased $7.7 million, from $40.3 million in 2004 to $32.6 million in 2005. The decrease in net interest expense was primarily due to the lower interest rates obtained by refinancing our long-term bank debt in April 2004 and November 2005 and the elimination of interest expense in mid-2004 on the Junior Notes, as approximately $52.7 million in aggregate principal amount of the Junior Notes was converted into 52,716 shares of PIK Preferred Shares and 6,719 shares of Class A Common Stock. The 2004 interest expense includes $1.8 million of payment-in-kind in lieu of cash interest on the Junior Notes. Additionally, during 2005 we capitalized, with respect to our major capital expenditure projects, interest in the amount of $2.2 million, compared to $0.4 million in 2004.

The Consolidated Statements of Operations for 2004 and 2005 included a charge of $5.0 million and $4.0 million, respectively, with respect to loan acquisition cost write-offs related to the refinanced debt. Foreign currency and other, net improved by $1.6 million, from an expense of $0.7 million in 2004 to income of $0.9 million in 2005. The improvement in foreign currency and other, net was primarily due to the foreign currency gains recognized by foreign subsidiaries on intercompany loan balances denominated in currencies other than their functional currency, generally the U.S. dollar, as well as gains of $1.3 million recognized on the sale of certain assets.

Income tax expense

We recognized income tax expense of $10.9 million in 2005 on consolidated income before income taxes of $20.6 million. This income tax expense is significantly higher than the U.S. federal statutory rate primarily due to losses in the U.S. and certain foreign jurisdictions for which no tax benefits were recognized. Additionally, the income tax expense is impacted by foreign withholding taxes, for which we are not anticipating the benefit of the foreign tax credits, U.S. state income taxes and foreign taxes calculated at statutory rates less than the U.S. federal statutory rate. We recorded a net income tax expense of $8.8 million in 2004 on consolidated income before income taxes of $15.3 million for such period. The effective income tax rate was in excess of the statutory rate primarily due to withholding taxes, for which tax credits are not anticipated, U.S. state income taxes, and no significant income tax benefit recognized for the losses incurred in the U.S. and certain foreign jurisdictions.

Net income

As a result of the above, we recognized net income of $7.0 million in fiscal 2005 compared to net income of $4.7 million in 2004.

Accrued and paid-in-kind dividends on PIK preferred shares

Dividends on the PIK Preferred Shares accrued at an annual rate of 16.0% and were payable semi-annually in arrears on each January 1 and July 1, commencing with July 1, 2004. Such dividends were payable at the option of us; (i) through the issuance of additional shares of PIK Preferred Stock; (ii) in cash; or (iii) in a combination thereof. Accordingly, we accrued dividends at the stated rate of 16.0% until such time as the form of the dividend was declared by our Board of Directors. If the dividend was paid-in-kind through the issuance of additional shares of PIK Preferred Stock, we recognized the dividend at the estimated fair value of the shares issued in excess of the amounts previously accrued.

On January 14, 2005, our Board of Directors declared that dividends accrued on the PIK Preferred Shares from the date of issuance through December 31, 2004, in the amount of $5.6 million, would be paid in the form of PIK Preferred Shares. We recorded the value of the additional PIK Preferred Shares declared as a dividend on January 14, 2005, the date the Board of Directors declared that the accrued dividends were to be paid in the form of additional PIK Preferred Shares, rather than cash, reduced by the amount of dividends previously recorded at the stated 16.0% rate. Using the estimated market value of our Class A Common Stock of $18.50 per share, the fair value of the 5,540 additional PIK Preferred Shares issued in lieu of cash payment was approximately $14.1 million, which exceeded the amount previously accrued by us of $5.6 million, based on the stated rate of 16.0%, by approximately $8.5 million. On August 3, 2005, our Board of Directors declared that dividends accrued on the PIK Preferred Shares from January 1, 2005 through June 30, 2005, in the amount of $4.7 million, would be paid in the form of PIK Preferred Shares. We recorded the value of the additional PIK Preferred Shares declared as a dividend on August 3, 2005, the date the Board of Directors declared that the accrued dividends were to be paid in the form of additional PIK Preferred Shares, rather than cash, reduced by the amount of dividends previously recorded at the stated 16.0% rate. Using the estimated market value of our Class A Common Stock of $27.70 per share, the fair value of the 4,660 additional PIK Preferred Shares issued in lieu of cash payment was approximately $17.7 million, which exceeded the amount previously accrued by us of $4.7 million, based on the stated rate of 16.0%, by approximately $13.0 million. In addition, we accrued a charge for dividends of $1.8 million for the period from July 2, 2005 through the date that the PIK Preferred Shares were redeemed for, or converted to, shares of our Class A Common Stock. Accordingly, total accrued and paid-in-kind dividends amounted to $28.0 million and $5.6 million in fiscal years 2005 and 2004, respectively.

Loss applicable to common shareholders

As a result of the above, we recognized a loss applicable to common shareholders of $21.0 million, or $(1.60) per share on a basic and diluted basis, in fiscal 2005 compared to a loss applicable to common shareholders of $0.8 million, or $(0.09) per share on a basic and diluted basis, in fiscal 2004.

Liquidity and capital resources

Our principal sources of liquidity for operations and expansions are currently funds generated from operations and borrowing availabilities under the credit facility, consisting of a revolving credit facility of $45.0 million and a first-lien term loan of $410.0 million. The revolving credit portion of the credit facility terminates on November 22, 2010 and the remaining balance (after mandatory annual payments of $4.1 million and additional payments, if any, under the excess cash flow provision of the credit facility) of the first-lien term loan is due November 22, 2012. The credit facility, as amended, contains covenants and events of default customary for financings of this type, including leverage and interest expense coverage covenants. At September 29, 2007, we were in compliance with all such covenants. Additionally, as of September 29, 2007, we had no outstanding borrowings under the revolving credit facility and capacity under the revolving credit facility had been reserved for outstanding letters of credit in the amount of $11.5 million. Additionally, we may incur local borrowings for capital expansion, in whole or in part, in foreign locations. See Note 7 to the unaudited interim consolidated financial statements included herein.

(In millions)	December 31, 2005	December 30, 2006	September 29, 2007
Balance sheet data:
Cash and cash equivalents	$31.0	$32.1	$36.0
Working capital	173.4	159.4	157.9
Total assets	765.0	742.1	780.0
Total debt	415.2	411.2	435.4
Total shareholders’ equity	131.5	109.1	112.9

	Fiscal year ended		Nine months ended
(In millions)	December 31, 2005	December 30, 2006	September 30, 2006	September 29, 2007
Cash flow data:
Net cash provided by operating activities	$70.9	$66.8	$36.5	$27.1
Net cash used in investing activities	(77.6)	(64.3)	(61.0)	(45.8)
Net cash provided by (used in) financing activities	(2.5)	(1.9)	9.7	21.5

Operating activities

Net cash provided by operating activities was $27.1 million during the first nine months of fiscal 2007, a $9.4 million decrease from the net cash of $36.5 million provided by operating activities during the first nine months of fiscal 2006.

Net cash provided by operating activities was $66.8 million during 2006, a $4.1 million decrease from the $70.9 million provided by operating activities during 2005. The net decrease from 2005 to 2006 in cash flows from operating activities was impacted by approximately $10.4 million of cash expenditures related to special charges that reduced operating income during 2006.

We had working capital of approximately $157.9 million at September 29, 2007 compared with $159.4 million at December 30, 2006 and $173.4 million at December 31, 2005. Accounts receivable at September 29, 2007 was $133.8 million as compared to $129.3 million at December 30, 2006, an increase of $4.5 million, and $120.7 million on December 31, 2005, an increase of $13.1 million. Accounts receivable represented approximately 48 days of sales outstanding at September 29, 2007 compared to 45 days of sales outstanding at December 30, 2006 and 46 days of sales outstanding at December 31, 2005.

Inventories at September 29, 2007 were $145.7 million, an increase of $13.2 million from inventories at December 30, 2006 of $132.5 million, with component increases in finished goods and work-in-process of $11.5 million and $4.0 million, respectively, and with a decrease in raw materials of $2.3 million. Inventories at December 30, 2006 were $132.5 million, an increase of $12.8 million from inventories at December 31, 2005 of $119.7 million. We had inventory representing approximately 61 days of cost of sales on hand at September 29, 2007 compared to 54 days of cost of sales on hand at both December 30, 2006 and December 31, 2005. Accounts payable and accrued liabilities at September 29, 2007 were $148.1 million as compared to $144.3 million at December 30, 2006, an increase of $3.8 million, and $114.6 million at December 31, 2005, an increase of $33.5 million. Accounts payable and accrued liabilities represented approximately 62 days of cost of sales outstanding at September 29, 2007 compared to 59 days of cost of sales outstanding at December 30, 2006 and 51 days of cost of sales outstanding at December 31, 2005. The absolute dollar increases in accounts receivable and inventories and their effects on days sales and cost of sales outstanding at September 29, 2007 versus December 30, 2006 were largely related to sales dollar increases, sales increases in regions with longer payment cycles, and inventory builds to transition the medical fabric finishing from our operations in the United States to China and to facilitate our plant consolidation efforts. The increase in accounts payable and accrued liabilities from December 30, 2006 to September 29, 2007 was impacted by the effects of construction in progress, accruals with respect to incentive compensation plans and the ramp-up of our new line in Suzhou, China, partially offset by the closure of three of our plants in fiscal 2007, faster payment of trade payables, including acceptance of vendor discounts, and changes in terms regarding purchases of raw materials from certain vendors, as well as the movement of certain purchases of raw materials, for which there is limited availability, to vendors that have required us to pay cash prior to delivery. The absolute dollar increases in accounts receivable, inventories and accounts payable and accrued liabilities at December 30, 2006 versus December 31, 2005 were primarily related to sales volume increases, increases in raw material prices and improved vendor terms. The dollar increase in accounts payable and accrued liabilities was primarily impacted by (i) an increase in raw material purchases, including the ramp-up of new spun melt lines in China, Latin America and the United States, (ii) increases in raw material prices, (iii) changes in terms regarding purchases of raw materials from certain vendors, and (iv) increases in other accrued liabilities.

Our restructuring and plant realignment activities in fiscal 2007 and 2006 are discussed in Note 3 to our unaudited interim consolidated financial statements included herein and in Note 3 to our audited consolidated financial statements included herein.

In fiscal 2006 we recognized restructuring and plant realignment costs principally associated with (a) our restructuring and consolidation plan for Europe, which included termination benefits provided to one of our executive officers, pursuant to Dutch law, in the amount of $2.1 million and costs associated with the closure of the Sweden plant, which resulted in the reduction of 19 employees and a charge of $1.1 million; (b) costs related to the relocation of the corporate headquarters to Charlotte, North Carolina in the amount of $3.0 million; (c) downsizing certain Canadian operations resulting in severance costs of $0.6 million associated with the reduction of 26 employees; and (d) costs in the amount of $0.3 million related to exiting the leased facilities at Gainesville, Georgia.

In fiscal 2007, restructuring and plant realignment activities, and related costs, include:

(i)            closure of two nonwovens plants in North America. In January 2007, we communicated a plan to affected employees that we planned to close two of our plants in the United States, with the planned transfer of certain of the business and equipment to our other facilities in North America and Asia. With respect to the plant closures, for which manufacturing ceased effective July 31, 2007, approximately 170 production and administrative staff positions are expected to be eliminated. As a result of the restructuring, we recognized employee severance, equipment relocation and other associated costs of approximately $7.0 million during the nine months ended September 29, 2007;

(ii)        initiation of certain restructuring activities pertaining to oriented polymers operations located in the United States, for which we have incurred restructuring costs of approximately $0.3 million, primarily comprised of severance and outplacement costs;

(iii)    costs related to the relocation of our corporate headquarters to Charlotte, North Carolina, originally undertaken in fiscal 2006, in the amount of $0.7 million;

(iv)     continued reorganization and consolidation of certain of our operations in Europe. In late June 2007, we announced a plan to close our Neunkirchen, Germany plant, which was communicated to affected employees in July 2007. The plant closure will include the reduction of approximately 72 positions when such consolidation efforts are completed in early fiscal 2008. During the third quarter of fiscal 2007, approximately $5.0 million of employee severance costs were recognized related to this plant closure, for which production activities ceased as of September 28, 2007. We expect to recognize an additional $0.5 million of severance costs primarily during the fourth quarter of fiscal 2007, as such severance benefits are generally contingent on the continuation of employment. We also expect to incur approximately $2.0 million of equipment removal and relocation and related costs associated with the transfer of the equipment to our plant in Cuijk, The Netherlands. Approximately $0.6 million of such costs were recognized in the third quarter of fiscal 2007, with the remainder expected to be incurred and recognized during the fourth quarter of fiscal 2007; and

(v)         a loss in the amount of $3.8 million incurred as a result of the partial settlement of a defined benefit pension plan. During the first quarter of fiscal 2006, as part of our restructuring and related cost reduction measures, we negotiated certain changes with the union representing the employees of one of our Canadian operations, including a partial curtailment of a defined benefit pension plan. No gain or loss was incurred as a result of the partial curtailment in fiscal 2006. However, based on elections made by plan participants during the second quarter of fiscal 2006, and as approved by Canadian regulatory authorities on January 16, 2007, we have incurred a settlement loss associated with employees who have exited the plan. The loss was recognized in the first quarter of fiscal 2007 commensurate with governmental approval of the terms of the settlement and upon fulfillment by us of our funding requirements.

We expect to make future cash payments of approximately $8.5 million to $9.0 million associated with current restructuring and relocation initiatives, of which $6.7 million has been accrued as of September 29, 2007. Additionally, we currently anticipate future proceeds of approximately $8.0 million to $9.0 million from the expected sale of idled facilities and equipment.

Our strategy with respect to the consolidation efforts in the U.S. and Europe is focused on the elimination of cash fixed costs at the closed plant sites, and the transfer of business and equipment to sites in regions with lower variable costs and which are closer to our customers, as necessary and practical, to retain the existing business with the potential to expand sales volumes. The cash fixed costs of the three facilities in the U.S. and Europe previously discussed approximated $8.0 million annually.

Additionally, during the first nine months of fiscal 2007, we incurred noncash impairment charges of (i) $9.5 million relating to certain Oriented Polymers assets of one of our Canadian operations, primarily as a result of a continued weakening of sales, earnings and cash flows generated by those operations, and (ii) $3.0 million associated with the write-down of Nonwovens plant assets located in Neunkirchen, Germany, to estimated net realizable value, which plant is in the process of being closed and the real estate marketed for sale.

We review our business on an ongoing basis relative to current and expected market conditions, attempting to match our production capacity and cost structure to the demands of the markets in which we participate, and strive to continuously streamline our manufacturing operations consistent with world-class standards. Accordingly, in the future we may or may not decide to undertake certain restructuring efforts to improve our competitive position, especially in the more mature markets of the U.S., Europe and Canada. In such mature markets, the prices for commodity roll goods continue to fluctuate based on supply and demand dynamics relative to the assets employed in that geographic region. We actively and continuously pursue initiatives to prolong the useful life of our long-lived assets through product and process innovation. In some instances we may decide, as was the case with our current plans to consolidate operations in the U.S., as further described in Note 3 to our unaudited interim consolidated financial statements included herein, that our fixed cost structure will be enhanced through consolidation. To the extent further decisions are made to improve our long-term performance, such actions could result in the incurrence of cash restructuring charges and asset impairment charges associated with the consolidation, and such charges could be material.

Cash outlays associated with our business restructuring and reorganization approximated $8.9 million, $5.3 million, $0.4 million and $5.9 million in the nine months ended September 29, 2007 and in fiscal years 2006, 2005 and 2004, respectively.

Investing and financing activities

Net cash used for investing activities amounted to $45.8 million and $61.0 million in the first nine months of fiscal 2007 and fiscal 2006, respectively. Capital expenditures during the first nine months of 2007 totaled $46.4 million, a decrease of $16.9 million from capital spending of $63.3 million in the comparable period of fiscal 2006. A significant portion of the capital expenditures in 2007 related to the construction of a new spunmelt line at our facility near Buenos Aires, Argentina and the retrofit of an existing hydroentanglement line at our Benson, North Carolina facility to produce Spinlace® products. Also, investing activities during the first nine months of 2007 and fiscal year 2006 included proceeds from the sale of assets of $0.6 million and $2.7 million, respectively. We estimate our annual minimum sustaining capital expenditure to be $10 million to $15 million.

Net cash used for investing activities amounted to $64.3 million and $77.6 million in fiscal 2006 and 2005, respectively. Capital expenditures during 2006 totaled $68.2 million, a decrease of $10.7 million from capital spending of $78.9 million in 2005. A significant portion of the capital expenditures in 2006 related to the construction of new spunmelt manufacturing facilities in Suzhou, China and Mooresville, North Carolina, as well as the installation of additional capacity in Nanhai, China. Investing activities during 2006 and 2005 included proceeds from the sale of assets of $4.3 million and $1.3 million, respectively.

Net cash provided by financing activities amounted to $21.5 million and $9.7 million in the first nine months of fiscal 2007 and fiscal 2006, respectively. In 2007, we borrowed, on a net basis, $24.2 million of debt whereas we borrowed, on a net basis, $6.2 million of debt during 2006. Additionally, in 2007, we repaid the remaining balance of $2.8 million related to an advance received in 2006 from an equipment supplier.

Net cash used in financing activities amounted to $1.9 million and $2.5 million in fiscal 2006 and 2005, respectively. In 2006, we repaid, on a net basis, $4.1 million of our debt whereas we borrowed, on a net basis, $1.2 million of debt during 2005. Additionally in 2006, we received a net advance of $2.8 million from an equipment supplier, which advance was repaid in fiscal 2007. Also, we paid loan acquisition and other financing costs of $0.6 million and $3.7 million during 2006 and 2005, respectively.

Dividends

Our Board of Directors has not declared a dividend on our common stock since we emerged from Chapter 11 bankruptcy proceedings on March 5, 2003. Pursuant to our amended and restated certificate of incorporation, the Class C Common Stock would have been entitled to a dividend in certain circumstances which have not been met. As a result, no such dividends have been paid or will be paid.

The credit facility limits restricted payments to $5.0 million, including cash dividends, in the aggregate since the effective date of the credit facility. We do not currently have any plans to pay dividends on our common stock.

On January 14, 2005, our Board of Directors declared that dividends accrued on the PIK Preferred Shares from the date of issuance through December 31, 2004, in the amount of $5.6 million, would be paid in the form of PIK Preferred Shares. We recorded the value of the additional PIK Preferred Shares declared as a dividend on January 14, 2005, the date the Board of Directors declared that the accrued dividends were to be paid in the form of additional PIK Preferred Shares, rather than cash, reduced by the amount of dividends previously recorded at the stated 16.0% rate. Using the estimated market value of our Class A Common Stock of $18.50 per share, the fair value of the 5,540 additional PIK Preferred Shares issued in lieu of cash payment was approximately $14.1 million, which exceeded the amount previously accrued by us of $5.6 million, based on the stated rate of 16.0%, by approximately $8.5 million. On August 3, 2005, our Board of Directors declared that dividends accrued on the PIK Preferred Shares from January 1, 2005 through June 30, 2005, in the amount of $4.7 million, would be paid in the form of PIK Preferred Shares. We recorded the value of the additional PIK Preferred Shares declared as a dividend on August 3, 2005, the date the Board of Directors declared that the accrued dividends were to be paid in the form of additional PIK Preferred Shares, rather than cash, reduced by the amount of dividends previously recorded at the stated 16.0% rate. Using the estimated market value of our Class A Common Stock of $27.70 per share, the fair value of the 4,660 additional PIK Preferred Shares issued in lieu of cash payment was approximately $17.7 million, which exceeded the amount previously accrued by us of $4.7 million, based on the stated rate of 16.0%, by approximately $13.0 million. In addition, we accrued a charge for dividends of $1.8 million for the period from July 2, 2005 through the date that the PIK Preferred Shares were redeemed for, or converted to, shares of our Class A Common Stock. Accordingly, total accrued and paid-in-kind dividends amounted to $28.0 million and $5.6 million in fiscal years 2005 and 2004, respectively.

Contractual obligations as of December 30, 2006

A schedule of the required payments under existing debt agreements, the amounts due under operating leases that have initial or non-cancellable lease terms in excess of one year as of December 30, 2006 and purchase commitments as of December 30, 2006, are presented in tabular form below (in millions):

	Payments due by period
Contractual obligations	Total	2007	2008	2009	2010	2011	Thereafter
Debt, including short-term borrowings	$411.2	$8.8	$4.7	$4.1	$4.1	$4.1	$385.4
Obligations under third party/nonaffiliate operating lease agreements	$11.4	$3.3	$2.7	$1.9	$1.4	$0.7	$1.4
Purchase commitments (see below)	$87.3	$87.3	—	—	—	—	—

Additionally, we expect to contribute approximately $6.0 million to our pension plans in 2007. Contributions in subsequent years will be dependent upon various factors, including actual return on plan assets, regulatory requirements and changes in actuarial assumptions such as the discount rate on projected benefit obligations.

As noted in the table above, we have approximately $411.2 million of debt outstanding as of December 30, 2006. We have fixed the interest rate on $212.5 million of the credit facility debt through May 2007 and have fixed the interest rate on $240.0 million from May 2007 through June 2009 through the use of cash flow hedges. Assuming the rate of interest remains unchanged from December 30, 2006, cash interest payments would be approximately $29.8 million, $30.6 million, $30.3 million, $30.0 million and $29.6 million for 2007, 2008, 2009, 2010 and 2011, respectively.

The first-lien term loan requires us to apply a percentage of proceeds from excess cash flows, as defined by the credit facility and determined based on year-end results, to reduce our then outstanding balances under the credit facility. Excess cash flows required to be applied to the repayment of the credit facility are generally calculated as 50.0% of the net amount of our available cash generated from operations adjusted for the cash effects of interest, taxes, capital expenditures, changes in working capital and certain other items. Since the amounts of excess cash flows for future periods are based on year-end data and not determinable, only the mandatory payments of approximately $4.1 million (“mandatory payments”) per year have been classified, in the table above, as annual debt payments under the credit facility. Additionally, no excess cash flow payment was required to be made with respect to fiscal 2006 due to the magnitude of the major capital expenditures. We currently estimate that the excess cash flow payment with respect to fiscal 2007, which would be payable in March 2008, is expected to be approximately $15.0 million.

We lease certain manufacturing, warehousing and other facilities and equipment under operating leases. The leases on most of the properties contain renewal provisions. Rent expense (net of sub-lease income), including incidental leases, approximated $3.7 million, $3.3 million and $4.0 million in 2006, 2005 and 2004, respectively. Rental income approximated $0.2 million and $0.6 million in 2005 and 2004, respectively. There was no rental income in fiscal 2006. The expenses are recognized on a straight-line basis over the life of the lease.

At December 30, 2006, we had commitments of approximately $87.3 million related to the purchase of raw materials, maintenance, converting services and capital projects which are expected to result in cash payments during 2007.

Liquidity summary

As discussed more fully in Note 7 to our unaudited interim consolidated financial statements and Note 9 to our audited consolidated financial statements and included herein, we have a credit facility, which we entered into on November 22, 2005 and amended as of December 8, 2006, which consists of a $45.0 million secured revolving credit facility maturing November 22, 2010 and a $410.0 million first-lien term loan that matures November 22, 2012.

All borrowings under the credit facility are U.S. dollar denominated and are guaranteed, on a joint and several basis, by each and all of our direct and indirect domestic subsidiaries. The credit facility and the related guarantees are secured by (i) a lien on substantially all of our assets, and the assets of our domestic subsidiaries and certain of our non-domestic subsidiaries, (ii) a pledge of all or a portion of the stock of our domestic subsidiaries and of certain of our non-domestic subsidiaries, and (iii) a pledge of certain secured intercompany notes. Commitment fees under the credit facility are equal to 0.50% of the daily unused amount of the revolving credit commitment. The credit facility limits restricted payments to $5.0 million, including cash dividends, in the aggregate since the effective date of the credit facility. The credit facility contains covenants and events of default customary for financings of this type, including leverage and interest expense coverage covenants. We were in compliance with the debt covenants under the credit facility at December 30, 2006 and September 29, 2007.

The first-lien term loan requires mandatory payments of approximately $1.0 million per quarter and requires us to use a percentage of proceeds from excess cash flows, as defined by the credit facility, and determined based on year-end results, to reduce our then outstanding balances under the credit facility. Excess cash flows required to be applied to the repayment of the credit facility are generally calculated as 50.0% of the net amount of our available cash generated from operations adjusted for the cash effects of interest, taxes, capital expenditures, changes in working capital and certain other items. We currently estimate that the excess cash flow payment with respect to fiscal 2007, which would be payable in March 2008, will be approximately $15.0 million and we have included such amount, in addition to the mandatory payments of approximately $1.0 million per quarter and the expected repayment of debt with the application of proceeds in the amount of approximately $9.0 million expected to be received from the sale of certain property and equipment in Current portion of long-term debt line item in our Consolidated Balance Sheet as of September 29, 2007 included herein. We may, in our discretion and based on projected operating cash flows and anticipated cash requirements pertaining to capital expansion, elect to make additional repayments of debt under the credit facility in excess of the required excess cash flow payments. No excess cash flow payment was required to be made with respect to fiscal 2006.

The interest rate applicable to borrowings under the credit facility is based on three-month London Interbank Offered Rate (“LIBOR”) plus a specified margin. The applicable margin for borrowings under both the first-lien term loan and the revolving credit facility is 225 basis points. We may, from time to time, elect to use an alternate base rate for our borrowings under the revolving credit facility based on the bank’s base rate plus a margin of 75 to 125 basis points based on our total leverage ratio. We had no outstanding borrowings at September 29, 2007 under the revolving credit facility. As of September 29, 2007, capacity under the revolving credit facility had been reserved for outstanding letters of credit in the amount of $11.5 million. None of these letters of credit have been drawn on at September 29, 2007. Average borrowings under the revolving credit facility, which were largely ABR-based borrowings, for the period from December 31, 2006 to September 29, 2007 were $2.8 million at an average rate of 9.50%. The revolving credit portion of the credit facility matures on November 22, 2010.

Additionally, in accordance with the terms of the credit facility, we maintained our position in a cash flow hedge agreement, effectively converting $240.0 million of notional principal amount of debt from a variable LIBOR rate to a fixed LIBOR rate of 5.085%. The cash flow hedge agreement, which became effective May 8, 2007, terminates on June 29, 2009. Previously, we maintained a position in a cash flow hedge agreement, which matured on May 8, 2007, to effectively convert $212.5 million of notional principal amount of debt from a variable LIBOR rate to a fixed LIBOR rate of 3.383%. Solely as a result of the change in the LIBOR rates fixed pursuant to the interest rate swaps, we estimate that interest costs will increase by approximately $2.4 million in fiscal 2007 versus fiscal 2006.

Also, we have incurred additional debt in fiscal 2007 to finance the ongoing installation of a new spunmelt line in Argentina. As of September 29, 2007, this debt amounted to $27.7 million and we expect principal payments to begin in June 2008 with the loans maturing in March 2018.

We have entered into factoring agreements to sell without recourse, certain U.S. and non-U.S. company-based receivables to unrelated third party financial institutions. Under the terms of the factoring agreement related to the sale of U.S. company-based receivables, the maximum amount of outstanding advances at any one time is $20.0 million, which limitation is subject to change based on the level of eligible receivables, restrictions on concentrations of receivables and the historical performance of the receivables sold. Under the terms of the factoring agreement related to the sale of non-U.S. company-based receivables, the maximum amount of outstanding advances at any one time is $10.0 million, which limitation is subject to change based on the level of eligible receivables, restrictions on concentrations of receivables and the historical performance of the receivables sold. The sale of these receivables accelerated the collection of our cash, reduced credit exposure and lowered our net borrowing costs. The credit facility provides us the availability to increase the sale of non-U.S. based receivables, under factoring agreements, to $20.0 million.

With respect to the restructuring and plant realignment activities discussed in Note 3 to our unaudited interim consolidated financial statements included herein, we expect to make future cash payments of approximately $8.5 million to $9.0 million, of which $6.7 million has been accrued as of September 29, 2007. Additionally, we currently anticipate future proceeds of approximately $8.0 million to $9.0 million from the sale of idled facilities and equipment.

As discussed in Note 15 to our unaudited interim consolidated financial statements included herein, we have several major committed capital projects, including the installation of a new spunmelt line at our facility near Buenos Aires, Argentina, the retrofit of an existing hydroentanglement line at our Benson, North Carolina plant to produce Spinlace® products and the installation of a new spunmelt line in San Luis Potosi, Mexico. Total expected costs of these two capital projects amount to $106.5 million and remaining payments due related to these planned expansions as of September 29, 2007 totaled approximately $63.0 million, which is expected to be substantially expended over the remainder of fiscal 2007 and through fiscal 2008. As discussed more fully in Note 7 to our unaudited interim consolidated financial statements included herein, we have obtained local financing to fund a substantial portion of the capital expansion in Argentina.

Based on the ability to generate positive cash flows from our operations and the financial flexibility provided by the credit facility, as amended, we believe that we have the financial resources necessary to meet our operating needs, fund our capital expenditures and make all necessary contributions to our retirement plans in the foreseeable future.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

Effect of inflation

Inflation generally affects us by increasing the costs of labor, overhead, and equipment. The impact of inflation on our financial position and results of operations was minimal during the first nine months of both 2007 and 2006. The impact of inflation on our financial position and results of operations was also minimal during fiscal 2006, 2005 and 2004. However, we continue to be impacted by rising raw material costs. See “—Quantitative and qualitative disclosures about market risk” below.

New accounting standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This standard establishes a framework for measuring fair value and also provides guidance for an expanded set of disclosure requirements related to fair value. We expect to adopt SFAS No. 157 effective in the first quarter of fiscal 2008 and are continuing to evaluate the impact of SFAS No. 157 on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and other items at fair value, with unrealized gains and losses on items for which the fair value option has been elected reported in earnings at each subsequent reporting date. We are continuing to review the provisions of SFAS No. 159, which is effective in the first quarter of fiscal 2008, and we do not currently expect SFAS No. 159 to have a significant impact on our consolidated financial statements.

Reclassifications

Certain reclassifications of prior years’ amounts have been made in our consolidated financial statements to conform to the current year presentation.

Critical accounting policies and other matters

The analysis and discussion of our financial position and results of operations is based upon our consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires the appropriate application of certain accounting policies, many of which require management to make estimates and assumptions about future events that may affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from the estimates. We evaluate these estimates and assumptions on an ongoing basis, including but not limited to those related to fresh start accounting, revenue recognition, including the effects of sales returns and allowances and credit risks, convertible securities, inventories, income taxes, impairment of long-lived assets and stock-based compensation. Estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. The impact and any associated risks related to estimates, assumptions, and accounting policies are discussed within “Management’s discussion and analysis of operations and financial condition,” as well as in the notes to the consolidated financial statements, if applicable, where such estimates, assumptions, and accounting policies affect our reported and expected results.

We believe the following accounting policies are critical to our business operations and the understanding of results of operations and affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Fresh start accounting:   In connection with our Chapter 11 reorganization, we have applied fresh start accounting to our Consolidated Balance Sheet as of March 1, 2003 in accordance with SOP 90-7. Under fresh start accounting, a new reporting entity is considered to be created and the recorded amounts of assets and liabilities are adjusted to reflect their estimated fair values at the date fresh start accounting is applied. On March 5, 2003, we emerged from bankruptcy. For financial reporting purposes, March 1, 2003 is considered the emergence date and the effects of the reorganization have been reflected in the accompanying financial statements as if the emergence occurred on that date.

Fresh-start accounting requires that our reorganization value be allocated to our assets and liabilities in conformity with SFAS No. 141, “Business Combinations”. Based on the consideration of many factors and various valuation methods, we and our financial advisors determined our reorganization value to be approximately $73.4 million, as described in the Modified Plan. The factors and valuation methodologies included the review of comparable company market valuations and the recent acquisition values of comparable company transactions as well as discounted cash flow models. The discounted cash flow models utilized projected free cash flows for four future years, with such projected free cash flows discounted at rates approximating the expected weighted average cost of capital (11.0% to 13.0%) plus the present value of our terminal value computed using comparable company exit multiples. Projected free cash flows were estimated based on projected cash flows from operations, adjusted for the effects of income taxes at an effective rate of 39.0%, estimated capital expenditures and estimated changes in working capital. The calculation of our reorganization value was based on a variety of estimates and assumptions about future circumstances and events. Such estimates and assumptions are inherently subject to significant economic uncertainties. While we believe our judgments, estimates and valuation methodologies were reasonable, different assumptions could have materially changed our estimated reorganization value as of March 1, 2003.

Revenue recognition:   Revenue from product sales is recognized when title and risks of ownership pass to the customer. This is generally on the date of shipment to the customer, or upon delivery to a place named by the customer, dependent upon contract terms and when collectibility is reasonably assured and pricing is fixed or determinable. Revenue includes amounts billed to customers for shipping and handling. Provision for rebates, promotions, product returns and discounts to customers is recorded as a reduction in determining revenue in the same period that the revenue is recognized. We base our estimate of the expense to be recorded each period on historical returns and allowance levels. We do not believe the likelihood is significant that materially higher deduction levels will result based on prior experience.

Accounts receivable and concentration of credit risks:   Accounts receivable potentially expose us to a concentration of credit risk, as defined by Statement of Financial Accounting Standards No. 105, “Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk.” We provide credit in the normal course of business and perform ongoing credit evaluations on our customers’ financial condition as deemed necessary, but generally does not require collateral to support such receivables. We also establish an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Also, in an effort to reduce our credit exposure to certain customers, as well as accelerate our cash flows, we sell, on a non-recourse basis, certain of our receivables pursuant to factoring agreements. At September 29, 2007, a reserve of $5.7 million has been recorded as an allowance against trade accounts receivable. We believe that the allowance is adequate to cover potential losses resulting from uncollectible accounts receivable and deductions resulting from sales returns and allowances. While our credit losses have historically been within our calculated estimates, it is possible that future losses could differ significantly from these estimates.

Convertible Securities:   We recorded the accretion of dividends on the PIK Preferred Shares based on the stated rate of 16.0%. If our Board of Directors, at the date of any dividend declaration, elected to satisfy the dividend obligation by payment-in-kind, we recognized an additional dividend charge for the excess, if any, of the fair value of the additional PIK Preferred

Shares issued, at the dividend declaration date, over the amounts previously accrued at the stated rate. As our PIK Preferred Shares were not traded on an active market, determination of the fair value of the securities, at the date of dividend declaration, required estimates and judgments, which may have impacted the valuation of the dividend paid-in-kind. Based on the fact that the PIK Preferred Shares were deep-in-the money, we estimated the fair value of the PIK Preferred Shares using the number of shares of our Class A Common Stock into which the PIK Preferred Shares were convertible at the then-current share price of our Class A Common Stock. While we believe our estimate of the fair value of the PIK Preferred Shares is reasonable, the utilization of different assumptions could produce materially different fair value estimates.

Inventory reserves:   We maintain reserves for inventories valued using the first in, first out (FIFO) method. Such reserves for inventories can be specific to certain inventory or general based on judgments about the overall condition of the inventory. General reserves are established based on percentage write-downs applied to inventories aged for certain time periods, or for inventories that are slow-moving. Specific reserves are established based on a determination of the obsolescence of the inventory and whether the inventory value exceeds amounts to be recovered through the expected sales price of such inventories, less selling costs. Estimating sales prices, establishing markdown percentages and evaluating the condition of the inventories require judgments and estimates, which may impact the inventory valuation and gross profits. The actual amount of obsolete or unmarketable inventory has been materially consistent with previously established reserves. We believe, based on our prior experience of managing and evaluating the recoverability of our slow moving or obsolete inventory, that such established reserves are materially adequate. If actual market conditions and product sales were less favorable than we have projected, additional inventory writedowns may be necessary.

Income taxes:   We record an income tax valuation allowance when, based on the weight of the evidence, it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. The ultimate realization of the deferred tax asset depends on our ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. In assessing the realization of the deferred tax assets, consideration is given to, among other factors, the trend of historical and projected future taxable income, the scheduled reversal of deferred tax liabilities, the carryforward period for net operating losses and tax credits, as well as tax planning strategies available to us. Additionally, we have not provided U.S. income taxes for undistributed earnings of certain foreign subsidiaries that are considered to be retained indefinitely for reinvestment. Certain judgments, assumptions and estimates are required in assessing such factors and significant changes in such judgments and estimates may materially affect the carrying value of the valuation allowance and deferred income tax expense or benefit recognized in our consolidated financial statements.

We adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”) effective December 31, 2006, the first day of fiscal 2007. In accordance with FIN 48, we recognize a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management.

A number of years may elapse before a particular matter for which a liability related to an unrecognized tax benefit is audited and finally resolved. The number of years with open tax audits varies by jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe our liability for unrecognized tax benefits is adequate. Favorable resolution of an unrecognized tax benefit could be recognized as a reduction in the effective tax rate in the period of resolution. Unfavorable settlement of an unrecognized tax benefit could increase the effective tax rate and may require the use of cash in the period of resolution. The liability for unrecognized tax benefits is generally presented as noncurrent. However, if we anticipate paying cash within one year to settle an uncertain tax position, the liability is presented as current.

Additionally, consistent with the provisions of SOP 90-7, recognition of tax benefits from preconfirmation net operating loss carryforwards and other deductible temporary differences not previously recognized will be applied to reduce goodwill to zero, then to reduce intangible assets that existed at the date of emergence from bankruptcy with any excess tax benefits credited directly to Additional Paid-in Capital.

Impairment of long-lived assets:   Long-lived assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Goodwill is reviewed annually. For assets held and used, an impairment may occur if projected undiscounted cash flows are not adequate to cover the carrying value of the assets. In such cases, additional analysis is conducted to determine the amount of the loss to be recognized. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value measured by future discounted cash flows. The analysis, when conducted, requires estimates of the amount and timing of projected cash flows and, where applicable, judgments associated with, among other factors, the appropriate discount rate. Such estimates are critical in determining whether any impairment charge should be recorded and the amount of such charge if an impairment loss is deemed to be necessary. In addition, future events impacting cash flows for existing assets could render a writedown necessary that previously required no writedown.

For assets held for disposal, an impairment charge is recognized if the carrying value of the assets exceeds the fair value less costs to sell. Estimates are required of fair value, disposal costs and the time period to dispose of the assets. Such estimates are critical in determining whether any impairment charge should be recorded and the amount of such charge if an impairment loss is deemed to be necessary. Actual cash flows received or paid could differ from those used in estimating the impairment loss, which would impact the impairment charge ultimately recognized. As of September 29, 2007, based on our current operating performance, as well as future expectations for the business, we do not anticipate any material writedowns for long-lived asset impairments. However, conditions could deteriorate, which could impact our future cash flow estimates, and there exists the potential for further consolidation and restructuring in the more mature markets of the U.S. and Europe, either of which could result in an impairment charge that could have a material effect on our consolidated financial statements.

Stock-based compensation:   We account for stock-based compensation related to our employee share-based plans in accordance with the methodology defined in Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”). The compensation costs recognized subsequent to the adoption of SFAS No. 123(R) related to all new grants and any unvested portion of prior awards have been measured based on the grant-date fair value of the award. Consistent with the provisions of SFAS No. 123(R), awards are considered granted when all required approvals are obtained and when the participant begins to benefit from, or be adversely affected by, subsequent changes in the price of the underlying shares and, regarding awards containing performance conditions, when we and the participant reach a mutual understanding of the key terms of the performance conditions. Additionally, accruals for compensation costs for share-based awards with performance conditions are based on the probable outcome of such performance conditions.

We have estimated the fair value of each stock option grant by using the Black-Scholes option-pricing model. Under SFAS No. 123(R) and the option pricing model, the estimate of fair value is based on the share price and other pertinent factors at the grant date (as defined pursuant to SFAS No. 123(R)), such as expected volatility, expected dividend yield, risk-free interest rate, forfeitures and expected lives. Assumptions are evaluated and revised, as necessary, to reflect market conditions and experience. Although we believe the assumptions are appropriate, differing assumptions would affect compensation costs.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks for changes in foreign currency rates and interest rates and we have exposure to commodity price risks, including prices of our primary raw materials. The overall objective of our financial risk management program is to seek a reduction in the potential negative earnings impact of changes in interest rates, foreign exchange rates and raw material pricing arising in our business activities. We manage these financial exposures, where possible, through operational means and by using various financial instruments. Our practices may change as economic conditions change.

Long-term debt and interest rate market risk

Our long-term borrowings under our credit facility are variable interest rate debt. As such, to the extent not protected by interest rate hedge agreements, our interest expense will increase as interest rates rise and decrease as interest rates fall. It is our policy to enter into interest rate derivative transactions only to meet our stated overall objective. We do not enter into these transactions for speculative purposes. To that end, as further described in Notes 7 and 11 to our unaudited interim consolidated financial statements included herein, we have entered into an interest rate swap contract which effectively converts $240.0 million of our variable-rate debt to fixed-rate debt. The interest rate swap contract matures on June 29, 2009. Hypothetically, a 1% change in the interest rate affecting all of our financial instruments not protected by the interest rate swap contract would change interest expense by approximately $1.9 million.

Foreign currency exchange rate risk

We manufacture, market and distribute certain of our products in Europe, Canada, Latin America and Asia. As a result, our results of operations could be significantly affected by factors such as changes in foreign currency rates in the foreign markets in which we maintain a manufacturing or distribution presence. However, such currency fluctuations have much less effect on local operating results because we, to a significant extent, sell our products within the countries in which they are manufactured. During the first nine months of both 2007 and 2006, certain currencies of countries in which we conduct foreign currency denominated business moved against the U.S. dollar and had a significant impact on our sales and operating income. See “Management’s discussion and analysis of financial condition and results of operations” included herein.

We have not historically hedged our exposure to foreign currency risk. However, in most foreign operations, there is a partial natural currency hedge due to similar amounts of costs of materials and production as revenues in such local currencies. Also, we periodically review our hedge strategy with respect to our U.S. dollar exposure on certain foreign currency-based obligations such as firm commitments related to certain capital expenditure projects. We are also subject to political risk in certain of our foreign operations and we have utilized insurance programs in certain circumstances to mitigate our political risk.

Raw material and commodity risks

The primary raw materials used in the manufacture of most of our products are polypropylene resin, polyester fiber, polyethylene resin, and, to a lesser extent, rayon, tissue paper and cotton. The prices of polypropylene, polyethylene and polyester are a function of, among other things, manufacturing capacity, demand and the price of crude oil and natural gas liquids. We have not historically hedged our exposure to raw material increases, but we have attempted to move more customer programs to contracts with price escalation provisions which would allow us to pass-through any cost increases in raw materials, although there is often a one-quarter lag between the time the we are required to pay the increased raw material price and the time that we are able to pass the increase on to our customers. Raw material prices as a percentage of sales have increased from 53.6% in the nine months ended September 30, 2006 to 53.7% in the nine months ended September 29, 2007. We currently expect raw material costs, especially polypropylene, to increase in the fourth quarter of fiscal 2007 over costs experienced in the quarter ended September 29, 2007.

The prices of raw materials in the North American market rose substantially in the fourth quarter of 2005 as a direct result of the hurricanes that impacted the Gulf Coast. The raw material prices in the North American markets decreased slightly during fiscal 2006 as the refineries and chemical processing sites returned to more normal production levels, but have not returned to their pre-fourth quarter of fiscal 2005 levels. During the first nine months of fiscal 2007, the North American costs have trended higher. Additionally, on a global basis, raw material costs continue to fluctuate in response to certain global economic factors, including regional supply versus demand dynamics for the raw materials and the volatile price of oil.

To the extent we are not able to pass along price increases of raw materials, or to the extent any such price increases are delayed, our cost of goods sold would increase and our operating profit would correspondingly decrease. By way of example, if the price of polypropylene were to rise $0.01 per pound, and we were not able to pass along any of such increase to our customers, we would realize a decrease of approximately $4.0 million, on an annualized basis, in our reported pre-tax operating income. Material increases in raw material prices that cannot be passed on to customers could have a material adverse effect on our results of operations and financial condition. See “Management’s discussion and analysis of financial condition and results of operations” included herein.

Business

Overview

We are a leading global innovator, manufacturer and marketer of engineered materials, focused primarily on the production of nonwovens. Nonwovens are high value-added, high performance and low-cost alternative materials developed as an outgrowth of paper, textile and chemical technologies, with critical characteristics including absorbency, tensile strength, softness and barrier properties. Our products, which typically comprise only a small percentage of the final product’s total cost, are the critical substrates and components for disposable consumer applications such as baby diapers, feminine hygiene products, household and personal wipes, disposable medical applications, such as surgical gowns and drapes, and for various durable industrial applications including furniture and bedding, filtration and protective apparel.

We have one of the largest global platforms in our industry, with 19 manufacturing and converting facilities throughout the world, and a presence in nine countries. We are strategically located near many of our key customers in order to increase our effectiveness in addressing local and regional demand as many of our products do not ship economically over long distances. We work closely with our customers, which include well-established multi-national and regional consumer and industrial product manufacturers, and use innovative technologies to provide engineered solutions to meet increasing consumer demand for more sophisticated products. We are the #1 or #2 participant in the majority of the markets in which we compete with, we believe, the broadest and most advanced technology portfolio in the industry. According to certain industry sources, the global market for nonwovens is approximately $17.0 billion, with an expected 7-8% compound annual growth rate (CAGR) between 2006 and 2011. Demand in developing regions is forecasted to grow at a 13-14% CAGR over the same time period, driven primarily by increased penetration of disposable products as per capita income rises. Demand in developed regions (North America, Western Europe and Japan) over this period is expected to increase at a 3-4% CAGR due to the development of new applications for nonwovens and underlying market growth. We believe our unique global platform and technological leadership, with an increasing presence in these high growth developing regions, will allow us to achieve high growth and increased profitability.

Our products and technologies are organized into two primary segments—Nonwovens (83% of fiscal 2006 sales) and Oriented Polymers (17% of fiscal 2006 sales). In fiscal 2006, we generated total sales of $1,021.6 million and a net loss of $34.5 million. Additionally, in fiscal 2006, we generated Adjusted EBITDA of $110.0 million. See “Prospectus summary—Summary financial and other data” for a definition of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA.

Nonwovens segment

The Nonwovens segment develops and sells products in various consumer and industrial markets, including hygiene, industrial, medical and wiping. Nonwovens are categorized as either disposable (estimated to be approximately 58.5% of worldwide industry sales) or durable (estimated to be approximately 41.5% of worldwide industry sales). We primarily compete in disposable products, which account for approximately 70% of our total nonwovens sales. We believe that disposable products are non-cyclical and will grow rapidly in the future, driven primarily by the increasing adoption of these materials in developing economies due to rising per capita income and population growth. We sell a diverse array of durable products to a variety of niche industrial end markets. Our products are a mix of roll goods and downstream and integrated finished products. We endeavor to add value to our products through our printing, laminating and small roll converting capabilities and, in some instances, convert product ourselves and sell directly to the end consumer. With this downstream presence we are a more valuable supplier to our customers with a more efficient distribution chain and knowledge of the ultimate end product consumer.

Hygiene applications.   In the hygiene market, our substrates are the critical components providing superior absorbency, barrier strength, fit and softness in diapers, training pants, feminine sanitary protection and adult incontinence products. Our broad product offerings provide customers with a full range of these specialized and highly engineered components, including top sheet, transfer layer, backsheet fabric, leg cuff fabric, sanitary protective facings, absorbent pads for incontinence guard, panty shield, and absorbent core applications. In developing regions, such as certain parts of Latin America and Asia, where penetration rates for nonwoven hygiene products such as disposable diapers are low (35% and 5%, respectively), growth is expected to be driven by increased disposable product penetration resulting from growth of per capita income and increasing standards of living. We believe that we are well-positioned to participate in this growth through our global presence in these markets and as a result of our recent expansions in Cali, Colombia, Buenos Aires, Argentina and our recently announced expansion in San Luis Potosi, Mexico (addressing growth in the U.S. and Mexican markets).

In developed regions, growth is expected to be driven by our customers’ continued demand for enhanced functionality and greater sophistication in their end-products. We frequently partner with select, industry-leading manufacturers to jointly develop leading-edge products to meet changing consumer demands. Examples of recent innovation in the hygiene market are our new cost effective and lighter weight core materials supplied to private label diaper producers.

Medical applications.   Our medical products are the principal, high-performance materials that are used in disposable surgical packs, apparel such as operating room gowns and drapes, face masks, shoe covers and wound care sponges and dressings. Nonwovens feature characteristics specifically addressing properties around barrier performance, breathability, strength and softness. Recently, we launched our innovative Medisoft® Ultra™ line, which delivers enhanced softness and comfort, as well as drapability and breathability, combined with higher protection and superior cost effectiveness than traditional medical nonwovens. Our well-respected position in the industry is rooted in our acquisition of Johnson & Johnson’s medical nonwovens business in 1995. We maintain the second largest global market position in nonwoven-based medical fabrics. Growth in the United States is expected to be driven by demand for improved barrier properties and enhanced protection due to new regulations, such as those imposed by the Association for the Advancement of Medical Instrumentation. In Europe, where the nonwoven medical penetration rate of 35% is significantly lower than that of North America, growth is expected to be driven by increased use of disposable products as end-use customers switch to nonwovens from less breathable and poorer barrier materials. Medical products, whose final production steps are labor intensive, are increasingly being converted and manufactured in low labor cost regions such as China. We are uniquely positioned to participate in the growth from this trend through our proximity to regional medical converters and the finishing capabilities of our new plant in Suzhou, China.

Wiping applications.   We produce nonwoven products for the consumer wipes market, which includes personal care and facial wipes (in-market examples, including those that we do not supply, consist of wipes from Olay® and Neutrogena®), baby wipes and household wipes (in-market examples, including those that we do not supply, consist of Clorox® and Lysol® disinfectant wipes and Swiffer®  and Pledge® dry dusting wipes). We also market a converted line of wipes under our own industry-leading Chix® brand directly to industrial, foodservice, and janitorial markets. Wipes producers rely on nonwovens to provide features that enable product performance demanded by consumers such as abrasiveness and liquid dispensability. For example, our proprietary APEX™ technology enables us to impart three-dimensional images, which enhance performance by creating ridges for dust collection and increase abrasiveness, as well as improve branding and customer appeal. The consumer wipes market is expected to grow significantly as a result of increased sales of these value-added consumer products and continued innovations such as the additions of lotions, exfoliates, and skin cleansing delivery systems to the wipes. Recently, we introduced a new family of products based upon our unique Spinlace™ technology that meet customers’ demand for products that are a better value and offer improved functionality, such as improved strength and absorbency at lower weights.

Industrial applications.   Our industrial business serves a diverse collection of niche end markets that includes cable wrap, furniture and bedding, home furnishings, filtration, automotive components and landscape and agricultural applications. We compete in applications where there is a demand for highly engineered and tailored materials which can be addressed by our technological capabilities and where our customers place significant value. Growth in industrial products is driven by category-specific demand dynamics, such as increased nonwovens consumption as a result of applicable EPA regulations for filtration applications and the United States’ more stringent standards for flame-retardant fabrics in mattresses, for which we have been able to utilize our proprietary APEX™ technology. Additionally, we are taking advantage of numerous opportunities to utilize nonwovens in new applications wherein they have never before been utilized, such as in the roofing, packaging, and acoustical insulation markets. One example of such a new application, which we recently introduced for the automotive market, is a moldable substrate for use as wheel well liners and trunk liners, which provides superior acoustic properties versus comparative products while providing savings to automakers.

Oriented Polymers segment

The Oriented Polymers segment utilizes extruded polyolefin processes and woven technologies to produce a wide array of products for industrial packaging, building products, agriculture and protective apparel markets. These include concrete fiber, housewrap, lumberwrap, fiberglass packaging tubes, balewrap, steel wrap, coated bags for specialty chemicals and mineral fibers, performance fabrics for firemen turnout gear and other performance fabrics. Our woven slit film component of the business primarily competes in niche markets, delivering more complex products versus supplying uncoated markets such as carpet backing fabric, geotextiles and bags. The industrial packaging markets in which we compete include applications such as lumberwrap, steel wrap and fiberglass packaging. The building products applications encompass structural concrete reinforcement fiber, as well as high-strength protective coverings and specialized components that are integrated into a variety of industrial products (e.g., roofing substrates and flame-retardant fabric). We maintain leading market positions in this segment, as evidenced by our #2 position in North America in concrete fiber and flame-retardant performance fabrics. We are focusing efforts on diversifying away from large volume, commodity products within this division through the continued innovation of building and construction products to meet evolving customer requirements and the replacement of steel reinforcement with the less costly concrete fiber.

Competitive strengths

Our competitive strengths are a function of our global footprint and leading technology platform that enable us to participate most effectively in the growth of the nonwovens market.

Leading market positions

We believe that we are the #1 or #2 market share leader in products comprising approximately 68% of our fiscal 2006 nonwovens segment revenue. We currently hold #1 or #2 positions in markets across the globe for nonwovens used in consumer and industrial/specialty applications. More specifically, in the hygiene market we hold a #1 position in North America and Latin America as well as a #2 position in China. In consumer wipes, we have a #2 position in North America. In medical, we have a #1 position in China. In the industrial and specialty market, we hold a #1 position in cable wrap in Europe and selected agriculture applications in North America and Latin America.

World class facilities

We believe we have state-of-the-art manufacturing facilities and capabilities. Approximately two-thirds of our installed capacity has been built in the last 15 years. We continue to evaluate ways of addressing growing demand, by investing in expanding our global capacity and developing more efficient manufacturing techniques and processes. Additionally, we recently optimized the footprint and cost structure of our global manufacturing capabilities by implementing a series of process improvements to minimize manufacturing waste, improve asset utilization, and convert existing facilities to satisfy changing demand patterns. We have also performed modifications to existing lines without significant new investment, demonstrating the versatility of our assets to adapt to regional and technological demands. Of our 19 global manufacturing and converting facilities, 14 are ISO certified. In addition, many of our customers have their own stringent certification processes with which we are compliant. We believe that our level of productivity, quality control and the quality of our customer service provide us with a unique competitive advantage.

Global footprint with access to growing end markets

We are differentiated from our competition through having developed a global footprint, which enables us to broadly serve both global consumer and industrial leaders and local and regional players, in both developed and high-growth developing regions. With manufacturing and converting operations in 19 locations around the globe and a presence in nine countries on four continents, we have built the broadest global asset base of any of our competitors providing us with a leading market position. We believe that we will participate in the significant growth of the nonwovens market as a result of our global footprint, which gives us superior access to growing regions. Our global presence also allows us to provide consistent product from similar manufacturing equipment across the world to large, global consumer and industrial leaders. We have completed three expansions in the past four years in high growth regions such as Latin America, South America and Asia. Two additional international expansions are the new line in Argentina, which is expected to be fully installed by the end of 2007, and the new line in San Luis Potosi, Mexico, which is expected to be fully installed by the end of 2008. Our Asian headquarters are located at our new facility in Suzhou, China, which is strategically located to satisfy the increasing demand from local converters of medical products such as gowns and drapes destined for North American and European markets. Future expansion will focus on high growth regions and potentially new markets for us, such as Eastern Europe and India, where there is needed capacity given low nonwoven penetration rates.

Technology innovation platform

We believe that we are the industry leading, technology-driven developer and innovator of nonwovens and engineered materials. We have the broadest nonwovens technology base of any of our competitors, underscored by an array of proprietary technologies. We also maintain a comprehensive R&D program, which gives us a significant competitive advantage and ability to grow. Our R&D efforts have yielded such product innovations as flame retardant materials, moldable substrates, and the MediSoft® Ultra™ and Spinlace® families of products. We hold over 418 trademarks and pending trademark registrations worldwide and over 993 patents and pending patent applications worldwide.

We expect to continue with our technology initiatives through further investment in existing assets to upgrade their capabilities to produce innovative and technologically superior products. Recent investments into existing hydroentanglement infrastructure have resulted in the introduction of a new Spinlace® material, an entirely new category of high-performance, cost-effective engineered materials for wipes and other uses that we expect will be the cornerstone of future product development. We are also constantly developing innovative next-generation products throughout our portfolio, such as our past work with The Procter & Gamble Company on the development of their Swiffer® product and the subsequent innovative next-generation. Additional examples of successful development initiatives include our ability to generate next-generation substrates for diapers, for which we have been able to develop products that offer customers cost-effective, lighter-weight core materials.

Strong customer relationships with leading manufacturers

We have cultivated strong, collaborative relationships with a diverse set of global, regional and local customers worldwide who are among the technology and market leaders in the hygiene, medical, and industrial markets. We frequently work on leading-edge products as a development partner with our customers to ensure that we are providing the best level of service to meet their standards of global scale, consistency and highly technical product specifications. Our customers typically have stringent qualifications and process standards that create significant barriers to entry. Through our relationships, we have become integral to the product development cycles of our customers, which gives us insight into end market trends. Our marketing and research and development teams work closely with these customers in the development of next generation products. This technical support helps to ensure that our products will continue to be incorporated into our customers’ future product designs.

Strong and experienced management team

We employ experienced, industry leading managers who possess an average of 22 years of relevant industry experience. This management team has been responsible for the recent operational improvements and restructuring that has positioned the company for growth with a competitive cost base and global platform. This team also successfully scoped and installed four capacity expansions across the world in the last four years, strengthening our global platform. They have also led the development of next generation applications and technologies in our core nonwovens markets. In April 2007, Veronica Hagen joined the Company as Chief Executive Officer. Ms. Hagen was formerly President and Chief Executive Officer of Sappi Fine Paper North America, a $1.4 billion division of the South African-based global leader in the pulp and paper industry, Sappi Limited. Prior to her work at Sappi, she held various executive level positions at Alcoa Inc. with responsibilities ranging from full profit and loss accountability for a $2 billion division with 21 plants, to chief customer officer charged with furthering a customer-centric culture.

Business strategy

Our business strategy is to deliver to our customers the right product, at the right price, at the right time and in the right location in order to be the leading manufacturer, innovator, and marketer of engineered materials. To execute our strategy and drive continued success, we are focused on the following:

Delivering innovation.   We expect to continue to work with industry leading customers to develop new and innovative products. We intend to leverage our culture of innovation, our global organization and the efficiency of our research and development investments to deliver both innovative products that are category game changers as well as next generation products tailored to meet demanding and evolving specifications and address consumer preferences.

Grow with customers.   We expect to continue to partner with our global customer base of leading consumer and industrial players to grow in the regions and markets where they are growing. We intend to continue to collaborate with our customers and strategically align our business focus to best address customer demands. We intend to work closely with our customers to develop next-generation products and provide innovative solutions to satisfy end user requirements.

Targeted global expansion.   We expect to continue our successful strategy of adding capacity in both developed and developing regions to follow and grow with global, regional and local customers. We intend to utilize our proven strategy of expanding in markets with attractive supply and demand characteristics through a detailed market assessment. Typically, through this assessment we endeavor to pre-sell our capacity before launching a project. Our strategic expansion projects target a return on our investment over a 3 to 4 year period following the start up of the project. Additionally, we will selectively continue to evaluate strategic consolidation opportunities, focusing on companies, technologies and products that complement our business, competitive position and product offerings.

Operational excellence.   We expect to continue to operate our facilities with manufacturing excellence characterized by best-in-class reliability performance, yield, and product quality and consistency. We plan to continue to organize for success by leveraging our global platform through an interconnected global and regional functional management structure in areas such as manufacturing, sales, marketing, procurement, finance and human resources. In addition, we will look for opportunities to reduce costs and streamline manufacturing operations and corporate functions.

Marketing and sales

We sell to customers in the domestic and international marketplace. Approximately 46%, 20%, 18%, 11% and 5% of our 2006 net sales were from manufacturing facilities in the United States, Latin America, Europe, Canada and Asia, respectively. Sales to The Procter & Gamble Company, which is our largest customer, represented approximately 12% of our net sales in the first nine months of fiscal 2007. The Procter & Gamble Company accounted for 13%, 14% and 12% of our net sales in 2006, 2005 and 2004, respectively. Sales to our top 20 customers represented approximately 51%, 51% and 45% of our net sales in 2006, 2005 and 2004, respectively.

We generally employ direct sales representatives who are active in our new product development efforts and are strategically located in the major geographic regions in which our products are utilized. The oriented polyolefin products are sold primarily through a well-established network of converters and distributors. Converters add incremental value to our products and distributors service the small order size requirements typical of many end users.

Manufacturing processes

General.   Our competitive strengths include high-quality manufacturing processes and a broad range of process technologies, which allow us to offer our customers the best-suited product for each respective application. Additionally, we have made significant capital investments in modern technology and have developed proprietary processes and manufacturing techniques. We believe that we exceed industry standards in productivity, reduction of variability and delivery lead-time. We have a wide range of manufacturing capabilities that allow us to produce specialized products that, in certain cases, cannot be reproduced in the market. Substantially all of our manufacturing sites have plant-wide real time control and monitoring systems that constantly monitor key process variables using a sophisticated closed loop system of computers, sensors and custom software.

Nonwovens.   We have a comprehensive array of nonwoven manufacturing technologies that encompass capabilities spanning the entire spectrum of nonwoven technologies. Nonwoven rollgoods typically have three process steps: web formation, web consolidation or bonding, and finishing. Web formation is the process by which previously prepared fibers, filaments or films are arranged into loosely held networks called webs, batts or sheets. In each process, the fiber material is laid onto a forming or conveying surface, which may be dry or molten. The dry-laid process utilizes fiber processing equipment, called “cards,” that have been specifically designed for high-capacity nonwoven production. The carding process converts bales of entangled fibers into uniform oriented webs that then feed into the bonding process. In a molten polymer-laid process, extrusion technology is used to transform polymer pellets into filaments, which are laid on a conveying screen and interlocked by thermal fusion. In this process, the fiber formation, web formation and web consolidation are generally performed as a continuous simultaneous operation, making this method very efficient from a manufacturing and cost perspective.

Web consolidation is the process by which fiber or film are bonded together using mechanical, thermal, chemical or solvent means. The bonding method greatly influences the end products’

strength, softness, loft and utility. The principal bonding processes are thermal bond, resin or adhesive bond, hydroentanglement or spunlace, binder fiber or through-air bond, calender, spunbond, meltblown, SMS (spunbond-meltblown-spunbond), ultrasonic bond and needlepunch. Thermal bond utilizes heated calender rolls with embossed patterns to point bond or fuse the fibers together. In the resin bond process, an adhesive, typically latex, is pad rolled onto the web to achieve a bond. Spunlace, or hydroentanglement, uses high pressure water jets to mechanically entangle the fibers. Through-air bonding takes place through the fusion of bi-component fibers in a blown hot air drum. Spunbond and meltblown take advantage of the melt properties of the resins and may use thermal fusion with the aid of calender rolls. SMS and SMMS (spunbond-meltblown-meltblown-spunbond) are integrated processes of combining spunbond and meltblown sheets in a laminated structure, creating very strong, lightweight and uniform fabrics. Ultrasonic bonding utilizes high-frequency sound waves that heat the bonding sites. Needlepunch is a mechanical process in which beds of needles are punched through the web, entangling the fibers.

We recently developed a Spinlace® fabric, which is targeted as a high-performance, cost-effective engineered material for the wipes and other markets. The fabric is made through an internally developed process that combines spunbonding, airlaid and hydroentanglement techniques without the use of cards. This nonwoven material is stronger, more absorbent and can incorporate three-dimensional images at lower weights and with a better value proposition than traditional manufacturing methods.

Special films and composite structures.   We have a proprietary continuous process for manufacturing unique reticulated films. These highly engineered films have unique capabilities due to the way precision holes are imparted during the process of forming the film. Since these films can be composed of two or more layers of different polymers, the functionality can be different on one side versus the other. These films are typically customized for each customer and are especially popular in Asia as a component for premium feminine hygiene products. We also manufacture composites which are combinations of different nonwoven and /or film structures where each structure lends its properties or attributes to the end product. An example is house wrap. House wrap is the result of mating an especially strong spunbond fabric with a highly engineered film. The resulting fabric is very strong, economical, and has excellent wind barrier properties while allowing humidity to pass through the fabric.

Finishing, or post-treatment, adds value and functionality to the product and typically includes surface treatments for fluid repellency, aperturing, embossing, laminating, printing and slitting. Hydroentanglement and resin bond systems also have a post-treatment drying or curing step. Certain products also go through an aperturing process in which holes are opened in the fabric, improving absorbency.

Oriented polyolefins.   The oriented/film process begins with plastic resin, which is extruded into a thin plastic film or into monofilament strands. The film is slit into narrow tapes. The slit tapes or monofilament strands are then stretched or “oriented,” the process through which it derives its high strength. The tapes are wound onto spools that feed weaving machines or twisters. In the finishing process, the product is coated for water or chemical resistance, ultraviolet stabilization and protection, flame retardancy, color and other specialized characteristics. In the twisting process, either oriented slit tapes or monofilament strands are twisted and packaged on tightly spooled balls for distribution as agricultural and commercial twine. We operate coating lines that have been equipped with the latest technology for gauge control, print treating, lamination, anti-slip finishes and perforation. We also laminate oriented products to paper and has the additional capability of printing multiple colors on a wide-width printing press located in North America.

Competition

Our primary competitors in the nonwoven product markets are E.I. du Pont de Nemours & Co., Fiberweb plc, Avgol LTD., First Quality Enterprises, Inc., Grupo Providencia and Mitsui Chemicals, Inc. Japan. Our primary competitors in the oriented polymers products markets are Intertape Polymer Group Inc. and Propex Fabrics, Inc. Generally, product innovation and performance, quality, service, distribution and cost are the primary competitive factors, with technical support being highly valued by the largest customers.

Raw materials

The primary raw materials used to manufacture most of our products are polypropylene resin, polyester fiber, polyethylene resin and, to a lesser extent, rayon, tissue paper and cotton. These primary raw materials are available from multiple sources and we purchase such materials from a variety of global suppliers. The prices of polypropylene, polyethylene and polyester are a function of, among other things, manufacturing capacity, demand and the price of crude oil and natural gas liquids. Historically, the prices of polypropylene and polyethylene resins and polyester fibers have fluctuated. We have not historically hedged our exposure to raw material increases, but have attempted to move more customer programs to contracts containing price escalation clauses which would allow us to pass-through any cost increases in raw materials, although there is often a delay between the time we are required to pay the increased raw material cost and the time we are able to pass the increase on to our customers. During the first nine months of fiscal 2007, the North American costs have trended higher. We currently expect raw material costs, especially polypropylene, to increase in the fourth quarter of fiscal 2007 over costs experienced in the quarter ended September 29, 2007. To the extent we are not able to pass along all or a portion of such increased prices of raw materials, our cost of goods sold would increase and our operating income would correspondingly decrease. By way of example, if the price of polypropylene were to rise $0.01 per pound and we were not able to pass along any of such increase to our customers, we would realize a decrease of approximately $4.0 million on an annualized basis in our reported pre-tax operating income.

The prices of raw materials in the North American market rose substantially in the fourth quarter of 2005 as a direct result of the hurricanes that impacted the Gulf Coast. The raw material prices in the North American markets have decreased slightly since late December 2005 through the end of fiscal 2006 as the refineries and chemical processing sites returned to more normal production levels. However, raw material costs in North America have not returned to their pre-fourth quarter of fiscal 2005 levels. Additionally, on a global basis, raw material costs continue to fluctuate in response to certain global economic factors, including the regional supply versus demand dynamics for the raw materials and the volatile price of oil. Nonetheless, there can be no assurance that the prices of polypropylene, polyethylene and polyester will not substantially increase in the future, or that we will be able to pass on any increases to our customers. Material increases in raw material costs that cannot be passed on to customers could have a material adverse effect on our result of operations and financial condition. See “Management’s discussion and analysis of financial condition and results of operations” and “Quantitative and qualitative disclosure about market risk—Raw material and commodity risks” included herein, for additional discussion of the impact of raw material costs on our operations.

We believe that the loss of any one or more of our suppliers would not have a long-term material adverse effect on us because other manufacturers with whom we conducts business would be able to fulfill our requirements. However, the loss of certain of our suppliers could, in the short-term, adversely affect our business until alternative supply arrangements were secured or alternative suppliers were qualified with customers. We have not experienced, and do not expect, any significant disruptions in supply as a result of shortages in raw materials.

Environmental

We are subject to a broad range of federal, foreign, state and local laws and regulations relating to the pollution and protection of the environment. Among the many environmental requirements applicable to us are laws relating to air emissions, wastewater discharges, the handling, storage, disposal and release of solid and hazardous substances and wastes and remediation of soil, surface and groundwater contaminations. We believe our operations are currently in substantial compliance with applicable environmental requirements; however, there can be no assurance that newly-discovered information or changes in existing requirements or their enforcement will not result in material environmental liabilities in the future.

We are also subject to laws, such as the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”), that may impose liability retroactively and without regard to fault for releases or threatened releases of hazardous substances at on-site or off-site locations.

Patents and trademarks

We consider our patents and trademarks, in the aggregate, to be important to our business and seek to protect this proprietary know-how in part through United States and foreign patent and trademark registrations. We have over 418 trademarks and pending trademark registrations worldwide, over 993 patents and pending patent applications worldwide and maintain certain trade secrets for which, in order to maintain the confidentiality of such trade secrets, we have not sought patent protection.

Inventory and backlogs

Inventories at September 29, 2007 were $145.7 million, an increase of $13.2 million from inventories at December 30, 2006. We had inventory representing approximately 57 days of cost of sales on hand at September 29, 2007 compared to 54 days cost of sales on hand at December 30, 2006. Inventories at December 30, 2006 were $132.5 million, an increase of $12.8 million from inventories of $119.7 million at December 31, 2005. The increase in total inventory during the first nine months of fiscal 2007 versus fiscal year 2006 primarily relates to sales volume increases, the increases in inventories to effectively service the growth in sales attributable to the addition of new facilities and inventory builds to transition the medical fabric finishing from the U.S. to China and to facilitate other plant consolidation efforts. The increase in total inventory during 2006 versus 2005 primarily relates to the increases in raw material costs, and the growth in sales attributable to the addition of new facilities, during the current year. We had approximately 54 days of inventory on hand at both December 30, 2006, and at December 31, 2005. Unfilled orders as of December 30, 2006 and December 31, 2005 amounted to approximately $80.5 million and $65.4 million, respectively. The level of unfilled orders is affected by many factors, including the timing of orders and the delivery time for the specific products. Consequently, we do not consider the amount of unfilled orders a meaningful indicator of levels of future sales.

Research and development

Our investment in research and development approximated $12.5 million, $11.5 million and $11.2 million during 2006, 2005 and 2004, respectively.

Seasonality

Use and consumption of our products do not fluctuate significantly due to seasonality.

Employees

As of September 6, 2007, we had approximately 3,398 employees. Of this total, approximately 36% of our employees are represented by labor unions or trade councils that have entered into separate collective bargaining agreements with us. Approximately 15% of our labor force is covered by collective bargaining agreements that will expire within one year. There were no known unionizing attempts during the first nine months of fiscal 2007 or fiscal 2006. We believe that we generally have good relationships with both our union and non-union employees.

Business restructuring

In fiscal 2006, we initiated business restructuring and reorganization efforts in the United States, Europe and Canada, involving corporate consolidations, manufacturing initiatives and workforce reductions.

In fiscal 2006, the restructuring efforts were principally associated with (a) our initial steps in the restructuring and consolidation plan for Europe, which included termination benefits provided to our executive officer, pursuant to Dutch law, in the amount of $2.1 million and costs associated with the closure of the Sweden plant, which resulted in the reduction of 19 employees and a charge of $1.1 million; (b) costs related to the relocation of the corporate headquarters to Charlotte, North Carolina in the amount of $3.0 million; (c) downsizing certain Canadian operations resulting in severance costs of $0.6 million associated with the reduction of 26 employees and (d) costs in the amount of $0.3 million related to exiting the leased facilities at Gainesville, Georgia.

In fiscal 2007, restructuring and plant realignment activities, and related costs, include:

(i)   closure of two nonwovens plants in North America. In January 2007, we communicated a plan to affected employees that we planned to close two of our plants in the United States, with the planned transfer of certain of the business and equipment to our other facilities in North America and Asia. With respect to the plant closures, for which manufacturing ceased effective July 31, 2007, approximately 170 production and administrative staff positions are expected to be eliminated. As a result of the restructuring, we recognized employee severance, equipment relocation and other associated costs of approximately $7.0 million during the nine months ended September 29, 2007;

(ii)  initiation of certain restructuring activities pertaining to oriented polymers operations located in the United States, for which we have incurred restructuring costs of approximately $0.3 million, primarily comprised of severance and outplacement costs;

(iii) costs related to the relocation of our corporate headquarters to Charlotte, North Carolina, originally undertaken in fiscal 2006, in the amount of $0.7 million;

(iv) continued reorganization and consolidation of certain of our operations in Europe. In late June 2007, we announced a plan to close our Neunkirchen, Germany plant, which was communicated to affected employees in July 2007. The plant closure will include the reduction of approximately 72 positions when such consolidation efforts are completed in early fiscal 2008. During the third quarter of fiscal 2007, approximately $5.0 million of employee severance costs were recognized related to this plant closure, for which production activities ceased as of September 28, 2007. We expect to recognize an additional $0.5 million of severance costs primarily during the fourth quarter of fiscal 2007, as such severance benefits are generally contingent on the continuation of employment. We also expect to incur approximately $2.0 million of equipment removal and relocation and related costs associated with the transfer of the equipment to our plant in Cuijk, The Netherlands. Approximately $0.6 million of such costs were recognized in the third quarter of fiscal 2007, with the remainder expected to be incurred and recognized during the fourth quarter of fiscal 2007; and

(v)  a loss in the amount of $3.8 million incurred as a result of the partial settlement of a defined benefit pension plan. During the first quarter of fiscal 2006, as part of our restructuring and related cost reduction measures, we negotiated certain changes with the union representing the employees of one of our Canadian operations, including a partial curtailment of a defined benefit pension plan. No gain or loss was incurred as a result of the partial curtailment in fiscal 2006. However, based on elections made by plan participants during the second quarter of fiscal 2006, and as approved by Canadian regulatory authorities on January 16, 2007, we have incurred a settlement loss associated with employees who have exited the plan. The loss was recognized in the first quarter of fiscal 2007 commensurate with governmental approval of the terms of the settlement and upon fulfillment by us of our funding requirements.

We expect to make future cash payments of approximately $8.5 million to $9.0 million associated with current restructuring and relocation initiatives, of which $6.7 million has been accrued as of September 29, 2007. Additionally, we currently anticipate future proceeds of approximately $8.0 million to $9.0 million from the expected sale of idled facilities and equipment.

Our strategy with respect to the consolidation efforts in the U.S. and Europe is focused on the elimination of cash fixed costs at the closed plant sites, and the transfer of business and equipment to sites regions with lower variable costs and which are closer to our customers, as necessary and practical, to retain the existing business with the potential to expand sales volumes. The cash fixed costs of the three facilities in the U.S. and Europe previously discussed approximated $8.0 million annually.

Additionally, during the first nine months of fiscal 2007, we incurred noncash impairment charges of (i) $9.5 million relating to certain Oriented Polymers assets of one of our Canadian operations, primarily as a result of a continued weakening of sales, earnings and cash flows generated by those operations, and (ii) $3.0 million associated with the write-down of Nonwovens plant assets located in Neunkirchen, Germany, to estimated net realizable value, which plant is in the process of being closed and the real estate marketed for sale.

We review our business on an ongoing basis relative to current and expected market conditions, attempting to match our production capacity and cost structure to the demands of the markets in which we participate, and strive to continuously streamline our manufacturing operations consistent with world-class standards. Accordingly, in the future we may or may not decide to undertake certain restructuring efforts to improve our competitive position, especially in the more mature markets of the U.S., Europe and Canada. In such mature markets, the prices for commodity roll goods continue to fluctuate based on supply and demand dynamics relative to the assets employed in that geographic region. We actively and continuously pursue initiatives to prolong the useful life of our long-lived assets through product and process innovation. In some instances we may decide, as was the case with our current plans to consolidate operations in the U.S., as further described in Note 3 to our unaudited interim consolidated financial statements included herein, that our fixed cost structure will be enhanced through consolidation. To the extent further decisions are made to improve our long-term performance, such actions could result in the incurrence of cash restructuring charges and asset impairment charges associated with the consolidation, and such charges could be material.

Cash outlays associated with our business restructuring and reorganization approximated $8.9 million, $5.3 million, $0.4 million and $5.9 million in the nine months ended September 29, 2007 and in fiscal years 2006, 2005 and 2004, respectively.

Properties

We operate the following principal manufacturing plants and other facilities, all of which are owned, except as noted. All of our owned properties in the United States are subject to liens in favor of the lenders under our credit facility. We believe that our facilities are generally well-maintained, in good condition and adequate for our current needs.

Location	Principal function
Nonwovens U.S.
North Little Rock, Arkansas	Manufacturing and Warehousing
Rogers, Arkansas(2)	Warehousing
Gainesville, Georgia(1)(2)	Warehousing
Landisville, New Jersey	Manufacturing and Warehousing
Benson, North Carolina	Manufacturing, Sales, Marketing, Warehousing and Research and Development
Mooresville, North Carolina	Manufacturing and Research and Development
Waynesboro, Virginia	Manufacturing, Warehousing and Research and Development
Waynesboro, Virginia(1)	Warehousing
Nonwovens Europe
Bailleul, France	Manufacturing, Marketing, Warehousing, Research and Development and Administration
Neunkirchen, Germany(2)	Warehousing
Cuijk, The Netherlands	Manufacturing, Sales, Marketing, Warehousing and Research and Development
Nonwovens Latin America
Buenos Aires, Argentina(3)	Manufacturing, Sales, Marketing, Warehousing and Administration
Cali, Colombia	Manufacturing, Sales, Marketing, Warehousing and Administration
San Luis Potosi, Mexico	Manufacturing, Sales, Warehousing, Marketing and Administration
Nonwovens Asia
Nanhai, China(4)	Manufacturing, Sales, Marketing, Warehousing and Administration
Suzhou, China	Manufacturing, Sales, Marketing, Warehousing and Administration
Oriented Polymers Segment
Kingman, Kansas	Manufacturing, Marketing, Warehousing and Administration
Guntown, Mississippi(1)	Converting and Warehousing
Portland (Clackamas), Oregon	Manufacturing
Clearfield, Utah(1)	Manufacturing, Marketing and Warehousing
North Bay, Ontario	Manufacturing, Marketing, Warehousing and Administration
Magog, Quebec	Manufacturing, Marketing, Warehousing and Administration
Montreal, Quebec(1)	Sales, Marketing and Administration
Corporate Offices
Charlotte, North Carolina(1)	Sales, Marketing and Administration

(1)    Leased.

(2)    We have ceased manufacturing at these facilities and have transferred portions of the business to other locations in our global operations.

(3)    60% interest in a joint venture/partnership-type arrangement (Dominion Nonwovens Sudamerica S.A.) with Guillermo Enrique Kraves.

(4)    Primarily an 80% interest in a joint venture/partnership-type arrangement (Nanhai Nanxin Non-Woven Co. Ltd.) with Nanhai Chemical Fiber Enterprises Co.

Capacity utilization during the first nine months of 2007 and fiscal year 2006 varied by geographic location and manufacturing capabilities.

Legal proceedings

We are not currently a party to any material pending legal proceedings. During 2005, we were served with a lawsuit by a customer alleging breach of contract and other charges. The Company is in the process of finalizing settlement of this matter with the customer, and such settlement, which estimated amount has been accrued at September 29, 2007, is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

We are subject to a broad range of federal, foreign, state and local laws and regulations relating to pollution and protection of the environment. We believe that we are currently in substantial compliance with applicable environmental requirements and do not currently anticipate any material adverse effect on our operations, financial or competitive position as a result of our efforts to comply with environmental requirements. Some risk of environmental liability is inherent, however, in the nature of our business and, accordingly, there can be no assurance that material environmental liabilities will not arise.

On July 5, 2007, we received a call from the Division of Enforcement of the United States Securities and Exchange Commission (the “SEC”) regarding last year’s investigation by our Audit Committee into certain transactions between us and an equipment supplier and related matters. The SEC requested documents related to the Audit Committee’s investigation. We have furnished documents to the SEC in response to this request. In addition, we offered to meet with the SEC to explain the Audit Committee’s process and to otherwise respond to any questions. That meeting took place on July 19, 2007. We held follow up meetings with the SEC in September and October of 2007. We intend to comply with any additional requests from the SEC.

Management

The following sets forth information as to each of our directors and each executive officers, as of October 5, 2007, including age, principal occupation and employment during the past five years, directorships in other publicly held companies, membership on committees of the Board of Directors and period of service as a director. Messrs. Arias, Betolaza, Chan and Hewitt have been designated by MatlinPatterson Global Opportunities Partners L.P. pursuant to the Shareholders Agreement currently in effect. See “Description of Capital Stock” in the accompanying prospectus and “Principal and selling stockholders” in this prospectus supplement for more information regarding the Shareholders Agreement.

Name	Age	Position
Veronica Hagen	61	Chief Executive Officer
Willis C. Moore III	55	Chief Financial Officer
Michael W. Hale	57	Chief Operating Officer
Pedro Arias	65	Director
Ramon Betolaza	37	Director
Lap Wai Chan	41	Director
William B. Hewitt	69	Director
Eugene Linden	60	Director
Wade D. Nesmith	55	Director
James A. Ovenden	44	Director
Charles E. Volpe	70	Director

Veronica Hagen has served as a director and our Chief Executive Officer since April 23, 2007. Prior to joining us, Ms. Hagen served as the president and chief executive officer of Sappi Fine Paper North America, a $1.4 billion division of the South African-based Sappi Limited, from November 2004 through April 2007. Prior to working for Sappi, Ms. Hagen served in various executive roles with Alcoa Inc. since 1998, including Chief Customer Officer from 2003 to 2004 and President, Alcoa Engineered Products from 2001 to 2003. Ms. Hagen also serves as a director of Newmont Mining Corporation.

Willis C. Moore III has served as our Chief Financial Officer since 2003. Prior to joining us, Mr. Moore served as Executive Vice President and Chief Financial Officer of Unifi, Inc. from 1994 to 2003.

Michael W. Hale has served as our Chief Operating Officer since July 10, 2007. Prior to that, Mr. Hale served as our Vice President & General Manager, U.S. Nonwovens from 2003 through July 2007 and as our Vice President, Product Supply from 2001 through 2003.

Pedro A. Arias has served as a director since March 5, 2003. Mr. Arias has served as polymers strategy and planning manager for Occidental Petroleum. He has also been active in researching related polymer fields and been published in publications of universities and industrial organizations. Mr. Arias presently is an independent polymers consultant member of Interconsul and adviser to the OECD Chemical Division, IPCS (WHO) and EU—RTD Directorate.

Ramon Betolaza has served as a director since March 5, 2003. Mr. Betolaza presently is a Partner in MatlinPatterson Global Advisers LLC and has served in that capacity since its inception in July 2002. Prior to that, Mr. Betolaza was a Director at Credit Suisse, which he joined in 1997. Mr. Betolaza previously served as a director of NRG Energy, Inc. and is a member of the

International Advisory Board for the Instituto de Empresa Business School and serves as an independent director of KGen Power Inc.

Lap Wai Chan has served as a director since March 5, 2003. Mr. Chan presently is a Managing Partner of MatlinPatterson Global Advisers LLC and has served in that capacity since its inception in July 2002. Prior to that, Mr. Chan was a Managing Director at Credit Suisse First Boston H.K. Ltd. Mr. Chan has extensive investment experience in Asia, Latin America, North America and Oceana.

William B. Hewitt has served as a director since March 5, 2003 and as Chairman of the Board of Directors since April 2, 2003. Mr. Hewitt also served as our Interim Chief Executive Officer from September 21, 2006 through April 22, 2007. Mr. Hewitt previously served as Chairman of the Board of Global Vantedge, a credit and receivables management firm, and was associated with Global Vantedge since November 2002 until its sale in 2007. We entered into an agreement with Mr. Hewitt for consulting services effective December 9, 2004, which was terminated by mutual agreement effective December 31, 2005. See “Certain relationships and related transactions” for further information with respect to the consulting agreement.

Eugene Linden has served as a director since March 5, 2003. Since March 15, 2005, Mr. Linden has served as a vice president and chief investment strategist for Bennett Management Corp. Mr. Linden is also an author and social critic who has written widely on a number of subjects including finance and markets.

Wade D. Nesmith has served as a director since September 12, 2007. Since January 2004, Mr. Nesmith has been associate counsel with the law firm Lang Michener LLP, where he specializes in corporate governance and regulatory matters. From September 2000 to December 2003, Mr. Nesmith was vice president, strategic development and president, Westport Europe, with Westport Innovations, Inc., a high performance, low emissions engines and fuel systems company. Mr. Nesmith also serves as a director of Geovic Mining Corp., Silver Wheaton Corp., Selwyn Resources, Ltd. and Parran Capital, Inc.

James A. Ovenden has served as a director since March 5, 2003. Mr. Ovenden is presently the Chief Financial Officer of OTO Development, Inc. Prior to that, he served as the Chief Financial Officer, Secretary and Treasurer of Extended Stay America, Inc. from January 2004 until May 2004, when the company was sold. Since 2002, Mr. Ovenden has also served as the principal consultant with CFO Solutions of SC, LLC, a consulting business providing financial and board services to various organizations. Prior to CFO Solutions, Mr. Ovenden was employed by CMI Industries, a manufacturer of textile products, from 1987 until 2002 and served on the board as well as in the role of Chief Financial Officer and Executive Vice President of that company from 1993 to 2002. Mr. Ovenden currently serves as a director and chairman of the audit committee of Insight Health Services Corp.

Charles E. Volpe has served as a director since May 23, 2006. Mr. Volpe is the retired President and Chief Operating Officer of KEMET Corporation. He served as a director of KEMET Corporation until 2006.

Information about the board of directors

The Board of Directors has established a Compensation Committee, an Audit Committee, a Nominating and Corporate Governance Committee, a Purchasing Committee, and a Restricted Stock Committee, the functions and current members of which are noted below.

Compensation committee.   The Compensation Committee of the Board of Directors currently consists of Messrs. Linden (Chairman), Volpe and Hewitt. The Compensation Committee, among other duties, establishes, approves, and reviews our executive compensation strategy and the individual elements of total compensation for our executive officers. The Board has adopted a Compensation Committee Charter that can be found on the Investors’ page of our publicly-available website (www.polymergroupinc.com). Pursuant to its charter, the Compensation Committee may delegate its authority and responsibilities to such of its members or subcommittees as the Compensation Committee deems appropriate.

Our Chief Executive Officer provides the Compensation Committee with recommendations of compensation for each of the other executive officers. Those recommendations are then considered by the Compensation Committee. The Chief Executive Officer and other members of management may attend Compensation Committee meetings from time to time at the request of the Compensation Committee but are generally not present for any discussion of the individual components of their own compensation. Approval of the individual elements of total compensation for executive officers rests with the Compensation Committee, not management. Executive officers do not determine, nor make recommendations for, the amount of director compensation.

Neither the Compensation Committee nor the Company has engaged compensation consultants to make compensation recommendations or to assist in the determination of executive or director compensation. We obtain salary surveys provided by Watson-Wyatt and market information to gain an understanding of trends in executive compensation; however, Watson-Wyatt is not engaged to provide any compensation consulting services.

Audit committee.   The Audit Committee of the Board of Directors currently consists of Messrs. Ovenden (Chairman), Linden and Nesmith. The Audit Committee, among other duties, employs the independent auditors, pre-approves all services performed by the independent auditors, reviews internal and external financial reporting, reviews the scope of the independent audit, considers comments by the auditors regarding internal controls and accounting procedures and management’s response to those comments, reviews services provided by the independent auditors and other disclosed relationships as they bear on the independence of the independent auditors, and reviews reports and disclosures of insider and affiliated party transactions. The Board has adopted an Audit Committee Charter that can be found on the Investors’ page of our publicly-available website (www.polymergroupinc.com). The Board has determined that Mr. Ovenden is the “audit committee financial expert” serving on the Audit Committee within the meaning of the applicable SEC rules and regulations. All members of the Audit Committee are independent within the meaning of the New York Stock Exchange (“NYSE”) listing standards.

Nominating and corporate governance committee.   The Nominating and Corporate Governance Committee (the “Nominating Committee”) currently consists of Messrs. Volpe (Chairman), Chan and Hewitt. The Nominating Committee, among other duties, assists the Board by identifying individuals qualified to become Board members, recommends individuals to the Board for nomination as members of the Board and its committees, leads the Board in its annual review of the Board’s performance, and develops and recommends to the Board a set of corporate governance guidelines applicable to us.

A stockholder who wishes to recommend a prospective nominee for the Board should notify the Company’s Corporate Secretary in writing and include such supporting material the stockholder considers appropriate in compliance with our Amended and Restated By-Laws. The Nominating

Committee will review the stockholder’s submission and, pursuant to the provisions of our Amended and Restated By-Laws relating to stockholder nominations and consistent with the restrictions of the Shareholders Agreement, will make a recommendation to the Board as to whether the Board should consider nominating any person nominated by a stockholder.

Once the Nominating Committee has identified a prospective nominee, it makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on whatever information is provided to the Nominating Committee with the recommendation of the prospective candidate, as well as the Nominating Committee’s own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the prospective nominee can satisfy the evaluation factors described below. If the Nominating Committee determines that additional consideration is warranted, it may engage a third-party search firm to gather additional information about the prospective nominee’s background and experience and to report its findings to the Nominating Committee. The Nominating Committee evaluates the prospective nominee against certain standards and qualifications, including, the qualifications for directors set forth in the Nominating and Corporate Governance Guidelines and such other factors as it deems appropriate. These factors may include judgment, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate’s experience with the experience of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board.

The Nominating Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the balance of management and independent directors, the need for Audit Committee expertise and the evaluations of other prospective nominees. In connection with this evaluation, the Nominating Committee determines whether to interview the prospective nominee, and if warranted, one or more members of the Board, and others as appropriate, interview prospective nominees in person or by telephone. After completing this evaluation and interview, the Nominating Committee makes its recommendation to the full Board which is responsible for making the final determination as to nominees.

Purchasing committee.   Mr. Arias is currently the chairman and sole member of the Purchasing Committee. The Purchasing Committee was established to assist and advise management regarding purchases of raw materials with our suppliers, in light of the critical importance to our profitability resulting from raw material pricing and availability.

Restricted stock committee.   The Restricted Stock Committee currently consists of Messrs. Betolaza and Chan. The Restricted Stock Committee was established to make decisions under our 2004 Restricted Stock Plan, which allows for grants of restricted stock to our directors.

Director independence.   The Nominating Committee reviewed director independence in April 2007. During this review, the committee relied on the Nominating and Corporate Governance Guidelines and considered, among other things, transactions and relationships between each director or any member of his or her immediate family and us and our subsidiaries and affiliates. The committee also considered transactions and relationships between directors or their affiliates and members of our senior management or their affiliates. The purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent.

As a result of this review and the recent review undertaken in connection with the election of Mr. Nesmith to the Board, the Board affirmatively determined that Messrs. Arias, Linden, Nesmith, Ovenden and Volpe are independent of the Company and our management within the meaning of the applicable rules and regulations of the SEC and NYSE. Messrs. Betolaza and Chan are considered non-independent outside directors because of their affiliation with MatlinPatterson Global Advisers LLC, an affiliate of our controlling stockholder. Mr. Hewitt became non-independent in 2004 due to his consulting agreement with us, which was terminated effective December 31, 2005, and due to his service as interim Chief Executive Officer from September 21, 2006 through April 22, 2007. Ms. Hagen is not considered independent because she is an executive officer.

Stockholder communication with the board of directors

Stockholders and other parties interested in communicating directly with the chairman or with the directors as a group may do so by writing to Chairman, Polymer Group, Inc., 9335 Harris Corners Parkway, Suite 300, Charlotte, North Carolina 28269. Our Corporate Secretary will review all such correspondence and regularly forward to the Board a summary of all such correspondence and copies of all correspondence that, in the opinion of the Corporate Secretary, deals with the functions of the Board or committees thereof or that he otherwise determines requires their attention. Directors may at any time review a log of all correspondence received by us that is addressed to members of the Board and request copies of any such correspondence. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of the Audit Committee and handled in accordance with procedures established by the Audit Committee with respect to such matters.

Compensation committee interlocks and insider participation

The members of our Compensation Committee are Messrs. Hewitt, Linden and Volpe. We executed an agreement for consulting services effective December 9, 2004 with William B. Hewitt. Mr. Hewitt has served as a director since March 5, 2003 and as Chairman of the Board of Directors since April 2, 2003. Mr. Hewitt also served as our Interim Chief Executive Officer from September 21, 2006 through April 22, 2007. Pursuant to the consulting agreement, Mr. Hewitt provided us with a minimum of 104 days of consulting services a year. In consideration of Mr. Hewitt’s consulting services, we paid the following compensation: (i) $15,000 per month to a charity designated by Mr. Hewitt and (ii) $5,000 per month directly to Mr. Hewitt. In addition, we made a one-time issuance of 25,000 shares of common stock to Mr. Hewitt as of October 26, 2004, pursuant to our 2004 Restricted Stock Plan, which Mr. Hewitt donated to a charitable organization of his choice, as expressly permitted by the consulting agreement. We and Mr. Hewitt mutually agreed to terminate the consulting agreement effective December 31, 2005.

Certain relationships and related transactions

Shareholders agreement

In connection with our emergence from bankruptcy on March 5, 2003, we entered into a Shareholders Agreement, dated as of March 5, 2003 as amended on December 20, 2004, with MatlinPatterson Global Opportunities Partners, L.P. and certain other stockholders (the “Shareholders Agreement”). The terms of the Shareholders Agreement are described in the section entitled “Principal and selling stockholders—Material relationships” in this prospectus supplement.

Other transactions

On December 15, 2004, we executed an agreement for consulting services effective December 9, 2004 with William B. Hewitt. Mr. Hewitt has served as a director since March 5, 2003 and as Chairman of the Board of Directors since April 2, 2003. Mr. Hewitt also served as Interim Chief Executive Officer from September 21, 2006 through April 22, 2007. Pursuant to the consulting agreement, Mr. Hewitt provided us with a minimum of 104 days of consulting services a year. In consideration of Mr. Hewitt’s consulting services, we paid the following compensation: (i) $15,000 per month to a charity designated by Mr. Hewitt and (ii) $5,000 per month directly to Mr. Hewitt. In addition, we made a one-time issuance of 25,000 shares of common stock to Mr. Hewitt as of October 26, 2004, pursuant to our 2004 Restricted Stock Plan, which Mr. Hewitt donated to a charitable organization of his choice, as expressly permitted by the consulting agreement. We and Mr. Hewitt mutually agreed to terminate the consulting agreement effective December 31, 2005.

Review, approval or ratification of transactions with related persons

Transactions with related persons are required to be disclosed under our Code of Ethics for Directors (the “Code of Ethics”) and our Code of Conduct and Business Principles (the “Code of Conduct”), which policies include disclosure of items covered by Item 404(a) of Regulation S-K. Depending on the source and type of related person transaction, review, approval or ratification of it may occur by the Audit Committee, who is charged with reviewing reports and disclosures of insider and affiliated party transactions, or by the full Board, each in accordance with the standards set forth in the Code of Conduct or Code of Ethics.

Principal and selling stockholders

All of the shares of our Class A Common Stock covered by this prospectus supplement that may be sold by the selling stockholders were originally issued by us to the selling stockholders, including those listed in the table below, in connection with our emergence from bankruptcy in March 2003 either directly, upon conversion of securities that were issued in our bankruptcy or upon the subsequent exchange for securities issued in our bankruptcy.

In connection with our emergence from bankruptcy in March 2003, we issued $50.0 million of our 10% Convertible Subordinated Notes due 2007, or the Notes, pursuant to an indenture among us and certain selling stockholders. In conjunction with our refinancing in April 2004 of our restructured credit facility, MatlinPatterson Global Opportunities Partners L.P. and certain of its affiliates listed in the table below exchanged approximately $42.6 million in aggregate principal amount of the Notes for shares of our PIK preferred stock. On or before September 30, 2005, the holders of substantially all of the PIK preferred stock converted all of their outstanding PIK preferred stock into shares of our Class A Common Stock. Any PIK preferred stock not converted into shares of our Class A Common Stock was redeemed by us with the redemption price paid by the issuance of our Class A Common Stock. As a result of these transactions, no PIK preferred stock is currently issued or outstanding.

Based upon information obtained from the selling stockholders listed below and upon information in our possession regarding the issuance of securities to the selling stockholders listed below, 7,014,034 shares were acquired upon conversion of our PIK preferred stock, 6,397,080 shares were acquired in consideration of the cancellation of certain indebtedness acquired through a series of trades in connection with our emergence from bankruptcy and 185,807 shares were acquired in open market transactions.

In addition to the entities named below, the selling stockholders include certain unnamed non-affiliates, which hold in the aggregate less than one percent of our outstanding shares of Class A Common Stock.

The following table sets forth certain information regarding the beneficial ownership of our Class A Common Stock prior to and as of the closing of this offering by:

•       the selling stockholders (other than those which hold in the aggregate less than one percent of our outstanding shares of Class A Common Stock) and each other person who will beneficially own more than 5% of our Class A Common Stock then outstanding;

•       each of our named executive officers;

•       each of our directors; and

•       all of our directors and executive officers as a group.

This table was prepared solely based on information supplied to us, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the selling stockholders named in this table has sole voting and investment power with respect to the shares of our Class A Common Stock indicated as beneficially owned. Unless otherwise indicated in the footnotes to this table, all ownership information assumes no exercise by the underwriters of the over-allotment option.

The percentages of shares owned before the offering are based on 19,269,302 shares of our Class A Common Stock outstanding as of October 25, 2007, including the shares of Class A Common Stock covered hereby.

	Shares of Class A common stock beneficially owned prior to the offering		Number of shares	Shares of Class A common stock beneficially owned after the offering
Name	Number	Percentage	offered	Number	Percentage
Selling Stockholders and 5% Owners
MatlinPatterson Global Opportunities Partners L.P(1)	9,968,811	51.7	1,320,436	8,648,375	37.8
MatlinPatterson Global Opportunities Partners (Bermuda) L.P(1)	3,473,703	18.0	460,115	3,013,588	13.2
MatlinPatterson Global Opportunities Partners B, L.P(1)	154,407	*	20,452	133,955	*
Directors and officers:
Pedro Arias	7,040	*	—	7,040	*
Ramon Betolaza	—	*	—	—	*
Lap Wai Chan	—	*	—	—	*
Veronica Hagen	100,000	*	—	100,000	*
Michael W. Hale	15,751	*	—	15,751	*
William B. Hewitt	9,272	*	—	9,272	*
Eugene Linden	7,040	*	—	7,040	*
Willis C. Moore III	26,128	*	—	26,128	*
Wade D. Nesmith	109	*	—	109	*
James A. Ovenden	11,411	*	—	11,411	*
Charles E. Volpe	4,241	*	—	4,241	*
All directors and executive officers as a group (11 persons)	180,992	*	—	180,992	*

*      Denotes less than 1%.

(1)    MatlinPatterson Global Opportunities Partners, L.P. is a party to a Shareholders’ Agreement, dated as of March 5, 2003 (as amended, the “Shareholders’ Agreement”), providing for certain voting agreements regarding election of directors. MatlinPatterson Global Opportunities Partners, L.P. disclaims beneficial ownership of shares of Class A Common Stock owned by the other parties to the Shareholders’ Agreement. MatlinPatterson LLC is the holder of all of the membership interests in MatlinPatterson Asset Management LLC. MatlinPatterson Asset Management LLC is the holder of all of the membership interests in MatlinPatterson Global Partners LLC and MatlinPatterson Global Advisers LLC. MatlinPatterson Global Partners LLC is the general partner of each of the selling stockholders listed in the table. MatlinPatterson Global Advisers LLC has investment authority over securities held by each of these selling stockholders. Mark R. Patterson and David J. Matlin are each an indirect beneficial owner of the shares of Class A Common Stock held by each of these selling stockholders. Mr. Chan is a Managing Partner and Mr. Betolaza is a Partner of MatlinPatterson Global Advisers LLC. Messrs. Chan and Betolaza are directors of Polymer Group, Inc.

An affiliate of MatlinPatterson Global Opportunities Partners L.P. recently acquired a controlling interest in Broadpoint Securities Group, Inc. (formerly known as First Albany Companies Inc.). Broadpoint Securities Group, Inc. is a holding company that controls two registered broker-dealers: Broadpoint Securities, Inc. and Broadpoint Capital, Inc. Accordingly, each of the selling stockholders listed in the table may be deemed to be an affiliate of the two registered broker-dealers. Each of these selling stockholders acquired our shares for the sole benefit of each fund’s limited partners, and with no pre-existing, current or future intent to distribute the shares through Broadpoint Securities Group, Inc. or its affiliated broker-dealers. Each of these selling stockholders acquired the securities in the ordinary course of business and, at the time of acquisition, had no agreements, understanding or arrangements with any other persons, directly or indirectly, to distribute the securities.

Material relationships.   In connection with our emergence from bankruptcy on March 5, 2003, we entered into a Shareholders’ Agreement with MatlinPatterson Global Opportunities Partners L.P., a Delaware limited partnership, Northeast Investors Trust, a Massachusetts business trust, One Group Income Bond Fund, a Massachusetts mutual fund, One Group High Yield Bond Fund, a Massachusetts mutual fund, Southern Ute Growth Fund, an Indian Tribal Fund, Southern Ute Permanent Fund, an Indian Tribal Fund, Atlantic Global Funding Ltd., a Cayman Islands company, CHYPS 1997-1 Ltd., a Cayman Islands company, CHYPS 1999-1 Ltd., a Cayman Islands company, James G. Boyd, in his individual capacity, and Jerry Zucker, in his individual capacity. The Shareholders’ Agreement was subsequently amended on December 20, 2004. Set forth below is a summary of the material terms of the Shareholders’ Agreement, as amended, which was filed as an exhibit to our Form 10-Q for the fiscal quarter ended March 29, 2003, and Amendment No. 1 to Shareholder’s Agreement, which was filed as an exhibit to our Form 10-K for the fiscal year ended January 1, 2005, and are incorporated herein by reference.

Contractual Preemptive Rights.   The Shareholders’ Agreement grants contractual preemptive rights to each holder of the common stock issued: (a) pursuant to our plan of reorganization from our emergence from bankruptcy in 2003; (b) upon the conversion of our formerly outstanding convertible notes or exercise of our warrants, (c) upon antidilution adjustments, or (d) upon stock splits, stock dividends or otherwise, in each case, in respect of the securities set forth in clauses (a), (b) and (c) above, which we collectively refer to as the Initial Common Stock. Such contractual preemptive rights give each holder of Initial Common Stock the right to purchase up to its pro rata share of any shares of capital stock or options, warrants, conversion rights or other rights to acquire shares of capital stock proposed to be issued by us, subject to certain excluded issuances set forth in the Shareholders’ Agreement which include issuances of up to 4 million shares of common stock (and related options) pursuant to compensatory plans and an unlimited number of shares of common stock issued in acquisitions. The contractual preemptive rights may be waived with the prior consent of both (i) our Board of Directors, including at least one board member that was not designated by MatlinPatterson Global Opportunities Partners L.P., and (ii) MatlinPatterson Global Opportunities Partners L.P. The contractual preemptive rights terminate if we experience a change of control or with the consent of both (i) our Board of Directors, including at least one board member that was not designated by MatlinPatterson Global Opportunities Partners L.P., and (ii) MatlinPatterson Global Opportunities Partners L.P.

Tag-Along Rights.   MatlinPatterson Global Opportunities Partners L.P. and its affiliates, have agreed that prior to the sale of any shares of common stock to a third party after giving effect to which MatlinPatterson Global Opportunities Partners L.P. and its affiliates would own less than 54.9% of our common stock, MatlinPatterson Global Opportunities Partners L.P. and its affiliates will mail a written notice of the proposed sale to us. We have agreed that within three business days, we will send a notice to holders of our Initial Common Stock identifying the shares proposed to be sold and the terms upon which they are to be sold informing them of their right to participate in such proposed sale on a pro rata basis along with MatlinPatterson Global Opportunities Partners L.P. and its affiliates. In order to participate in the sale, the holder must deliver its shares it requests to be sold to MatlinPatterson Global Opportunities Partners L.P. and its affiliates. MatlinPatterson Global Opportunities Partners L.P. and its affiliates may then sell their shares (less the number of shares delivered upon exercise of the tag-along rights) for a period of up to 180 days after the deadline set forth in our notice. The tag-along provisions may be waived with the prior consent of both (i) our Board of Directors, including at least one board member that was not designated by MatlinPatterson Global Opportunities Partners L.P., and (ii) MatlinPatterson Global Opportunities Partners L.P. The tag-along provisions terminate if we experience a change of control or with the consent of both (i) our Board of Directors, including at least one board member that was not designated by MatlinPatterson Global Opportunities Partners L.P., and (ii) MatlinPatterson Global Opportunities Partners L.P.

Provisions Regarding Our Board of Directors.   The Shareholders’ Agreement sets forth certain covenants of the parties thereto with respect to the composition of our Board of Directors and the voting of the shares held thereby with respect to the nomination, election and removal of directors. Our Board of Directors is fixed at nine members, each with one year terms, subject to the removal provisions of our Amended and Restated By-Laws. Of the nine members, four directors have been designated by the MatlinPatterson Global Opportunities Partners L.P. and its affiliates, two directors have been designated by the other stockholders (together with any direct or indirect successors ) party to the Shareholders’ Agreement who are not affiliated with MatlinPatterson Global Opportunities Partners L.P., and three directors have been designated by our Board of Directors. The voting and appointing of members of the Board of Directors are subject to certain provisions of the Shareholders’ Agreement. In addition, the parties to the Shareholders’ Agreement have agreed to each vote or cause to be voted all of their shares of our common stock and other voting equity owned by them, or over which they have voting control, so as to nominate, include on our slate of directors and elect each of their respective designees that served on the Board of Directors immediately prior to such election and/or each other shareholder nominee; provided that, any such nominee has been properly nominated by a shareholder and such nominee has the support of the affirmative vote of at least 12.5% of the outstanding shares of our common stock. The Shareholders’ Agreement further provides that in no event will the size of the Board of Directors be increased by operation of this provision.

The Shareholders’ Agreement contains other provisions regarding, among other things, reporting obligations, registration rights, transferring rights granted by the Shareholders’ Agreement, third party beneficiaries and enforcement of certain provisions of the Shareholders’ Agreement, specific performance, amendments, granting of equivalent rights to our additional stockholder, and termination of the requirements for approval of actions by the board members who are not affiliated with MatlinPatterson Global Opportunities Partners L.P. once they are no longer required to have a seat on the board.

Underwriting

We and the selling stockholders are offering the shares of our Class A Common Stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. are acting as joint book-running managers and as representatives of the underwriters for this offering.

We, the selling stockholders and the underwriters have entered into an underwriting agreement covering the Class A Common Stock to be sold in this offering. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of Class A Common Stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Robert W. Baird & Co. Incorporated
KeyBanc Capital Markets Inc.
Total

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of the shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions, and letters from us, our counsel and our independent registered public accounting firm.

The underwriters are offering the shares of our Class A Common Stock, subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the public offering price set forth on the cover page of this prospectus supplement. The underwriters may sell shares to securities dealers at a discount of up to $              per share from the public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $              per share from the public offering price. After the public offering, the underwriters may vary the public offering price and selling terms.

If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy from the selling stockholders up to 818,250 additional shares of our Class A Common Stock. The underwriters may exercise the option to purchase this over allotment option at any time in whole, or from time to time in part, but not more than twice, on or before the 30th day following the date of this prospectus supplement. If any shares are purchased under this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of our Class A Common Stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The following table shows the per share and total underwriting discounts and commissions to be paid by us and the selling stockholders to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting discounts and commissions

	Paid by Polymer Group		Paid by selling stockholders
	Without over-allotment exercise	With full over-allotment exercise	Without over-allotment exercise	With full over-allotment exercise
Per share	$	$	$	$
Total	$	$	$	$

The underwriters have advised us that they may make short sales of our Class A Common Stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares of our Class A Common Stock than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed to be a “covered” short to the extent the short position does not exceed the shares subject to the underwriters’ over allotment option referred to above, and will be deemed be a “naked” short to the extent it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A Common Stock in the open market that could adversely affect investors who purchase in this offering. The underwriters may close out any covered short position either by exercising their over allotment option, in whole or in part (but not more than twice), or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over allotment option. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our Class A Common Stock following this offering. As a result, our Class A Common Stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of our Class A Common Stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A “penalty bid” is an arrangement permitting the underwriters to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the underwriters in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The underwriters have advised us that stabilizing bids and open market purchases may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisor.

We estimate that our total expenses for this offering will be approximately $1.2 million.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We, our executive officers and directors and the selling stockholders have agreed that for a period ending 120 days after the date of this prospectus supplement, none of us or them will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our Class A Common Stock without the prior written consent of the joint book-running managers, except in limited circumstance. In particular, we are permitted to issue shares of our Class A Common Stock as consideration in connection with acquisitions not to exceed 17.5% of our aggregate outstanding Class A Common Stock after giving effect to this offering.

We may issue shares of our Class A Common Stock or securities convertible into or exchangeable or exercisable for shares of our Class A Common Stock for the benefit of our employees, directors and officers pursuant to the exercise of options issued under benefit plans described in this prospectus supplement.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of our Class A Common Stock offered by them and that no sales to discretionary accounts may be made without prior written approval of the customer.

We have applied to list our Class A Common Stock on the New York Stock Exchange under the symbol “PGO.” The underwriters intend to sell shares of our Class A Common Stock so as to meet the distribution requirements of this listing.

Although our Class A Common Stock is currently traded on the Over-the-Counter Bulletin Board, trading is currently limited. Daily trading volume in shares of our Class A Common Stock averaged approximately 8,336 shares during the first nine months of 2007. The public offering price will be determined through negotiations among us, the selling stockholders and the underwriters. In determining the public offering price, the selling stockholders and the underwriters expect to consider a number of factors in addition to prevailing market conditions, including:

•       the history of and prospects for our industry;

•       an assessment of our management; and

•       our earnings prospects.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the public offering price.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates. For example, an affiliate of Citigroup Global Markets Inc. is the administrative agent under our senior secured credit facility and affiliates of J.P. Morgan Securities Inc. are lenders under our senior secured credit facility and will receive a portion of the proceeds received by us in this offering.

Legal matters

The validity of the shares of Class A Common Stock offered pursuant to this prospectus supplement will be passed upon by Kirkland & Ellis LLP. Certain legal matters will be passed upon for the underwriters by Cahill Gordon & Reindel LLP.

Index to consolidated financial statements

Page
ANNUAL FINANCIAL STATEMENTS:
Report of Grant Thornton LLP, Independent Registered Public Accounting Firm	F-2
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-4
Consolidated Balance Sheets as of December 30, 2006 and December 31, 2005	F-5
Consolidated Statements of Operations for the fiscal years ended December 30, 2006, December 31, 2005 and January 1, 2005	F-6
Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income (Loss) for the fiscal years ended December 30, 2006, December 31, 2005 and January 1, 2005	F-7
Consolidated Statements of Cash Flows for the fiscal years ended December 30, 2006, December 31, 2005 and January 1, 2005	F-8
Notes to Consolidated Financial Statements for the fiscal years ended December 30, 2006, December 31, 2005 and January 1, 2005	F-9
Schedule II—Valuation and Qualifying Accounts	F-51
INTERIM FINANCIAL STATEMENTS:
Consolidated Balance Sheets as of December 30, 2006 and September 29, 2007 (Unaudited)	F-52
Consolidated Statements of Operations for the three and nine months ended September 30, 2006 and September 29, 2007 (Unaudited)	F-53
Consolidated Statements of Cash Flows for the nine months ended September 30, 2006 and September 29, 2007 (Unaudited)	F-55
Notes to Consolidated Interim Financial Statements	F-56

Report of Grant Thornton llp, independent registered public accounting firm

To the Board of Directors and Shareholders of
Polymer Group, Inc.

We have audited the accompanying consolidated balance sheets of Polymer Group, Inc. (a Delaware corporation) and subsidiaries (the Company) as of December 30, 2006, and December 31, 2005, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income (loss) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Polymer Group, Inc. and subsidiaries as of December 30, 2006 and December 31, 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule titled Schedule II—Valuation and Qualifying Accounts is presented for purposes of additional analysis and is not a required part of the basic financial statements. The amounts on this schedule for the years ended December 30, 2006, and December 31, 2005, have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2 of the notes to consolidated financial statements, effective January 1, 2006, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement No. 123 (revised 2004), “Share-Based Payment” and, effective December 30, 2006, the Company adopted the provisions of FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Retirement Plans: an amendment of FASB Statements No. 87, 88, 106, and 132(R).”

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Polymer Group, Inc. and subsidiaries’ internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2007, expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ GRANT THORNTON LLP
Columbia, South Carolina
March 13, 2007

Report of Ernst & Young LLP, independent registered public accounting firm

The Board of Directors and Shareholders
Polymer Group, Inc.

We have audited the accompanying consolidated statement of operations, changes in shareholders’ equity and comprehensive income (loss), and cash flows for the year ended January 1, 2005. Our audit also included the data related to the year ended January 1, 2005 of Polymer Group, Inc. included in the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Polymer Group, Inc. for the year ended January 1, 2005 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the fiscal 2004 data in the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Greenville, South Carolina
March 23, 2005

Polymer Group, Inc.

Consolidated balance sheets
(In thousands, except share data)

	December 30, 2006	December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$32,104	$30,963
Accounts receivable, net	129,287	120,668
Inventories	132,530	119,663
Deferred income taxes	2,787	4,364
Other current assets	19,531	23,094
Total current assets	316,239	298,752
Property, plant and equipment, net	411,054	421,997
Intangibles and loan acquisition costs, net	10,206	37,329
Deferred income taxes	555	433
Other assets	4,043	6,490
Total assets	$742,097	$765,001
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$4,570	$5,101
Accounts payable	102,675	82,371
Accrued liabilities	41,638	32,235
Income taxes payable	3,445	1,456
Deferred income taxes	294	—
Current portion of long-term debt	4,170	4,142
Total current liabilities	156,792	125,305
Long-term debt	402,416	405,955
Deferred income taxes	34,616	64,692
Other noncurrent liabilities	22,523	20,956
Total liabilities	616,347	616,908
Minority interests	16,654	16,611
Shareholders’ equity:
Preferred stock—0 shares issued and outstanding	—	—
Class A common stock—19,133,728 and 18,868,607 shares issued and outstanding at December 30, 2006 and December 31, 2005, respectively	191	188
Class B convertible common stock—135,721 and 153,549 shares issued and outstanding at December 30, 2006 and December 31, 2005, respectively	2	2
Class C convertible common stock—24,319 and 31,131 shares issued and outstanding at December 30, 2006 and December 31, 2005, respectively	—	—
Class D convertible common stock—0 shares issued and outstanding	—	—
Class E convertible common stock—0 shares issued and outstanding	—	—
Additional paid-in capital	173,368	165,652
Retained earnings (deficit)	(89,352)	(54,820)
Accumulated other comprehensive income	24,887	20,460
Total shareholders’ equity	109,096	131,482
Total liabilities and shareholders’ equity	$742,097	$765,001

See accompanying notes to Consolidated Financial Statements.

Polymer Group, Inc.
Consolidated statements of operations
(In thousands, except per share data)

	Fiscal year ended
	December 30, 2006	December 31, 2005	January 1, 2005
Net sales	$1,021,608	$948,848	$844,734
Cost of goods sold	865,405	787,369	691,272
Gross profit	156,203	161,479	153,462
Selling, general and administrative expenses	110,406	104,545	99,163
Special charges (credits), net	38,683	9	(8,992)
Foreign currency loss, net	1,229	671	2,027
Operating income	5,885	56,254	61,264
Other expense (income):
Interest expense, net	29,248	32,617	40,252
Minority interests	3,377	3,784	2,597
Write-off of loan acquisition costs	—	4,008	5,022
Foreign currency and other (gain) loss, net	517	(948)	667
Income (loss) before income tax expense	(27,257)	16,793	12,726
Income tax expense	7,275	9,796	7,994
Net income (loss)	(34,532)	6,997	4,732
Accrued and paid-in-kind dividends on PIK preferred shares	—	27,998	5,566
Loss applicable to common shareholders	$(34,532)	$(21,001)	$(834)
Loss per common share—Basic:
Average common shares outstanding	19,295	13,098	9,840
Loss per common share	$(1.79)	$(1.60)	$(0.09)
Loss per common share—Diluted:
Average common shares outstanding	19,295	13,098	9,840
Loss per common share	$(1.79)	$(1.60)	$(0.09)

See accompanying notes to Consolidated Financial Statements.

Polymer Group, Inc.
Consolidated statements of changes in shareholders’ equity
and comprehensive income (loss)
For the fiscal years ended December 30, 2006, December 31, 2005 and January 1, 2005
(In thousands)

					Accumulated
					other
			Additional	Retained	comprehensive
	Common stock		paid-in	earnings	income		Comprehensive
	Shares	Amount	capital	(deficit)	(loss)	Total	income (loss)
Balance—January 3, 2004	8,653	$86	$73,304	$(32,985)	$18,795	$59,200
Net income		—	—	4,732	—	4,732	$4,732
Accrued dividends on PIK preferred shares		—	—	(5,566)	—	(5,566)	—
Cash flow hedge adjustment, net of reclassification adjustment		—	—	—	320	320	320
Compensation recognized on share-based awards		—	1,177	—	—	1,177	—
Class A and Class C common stock issued under order of United States Bankruptcy Court	1,347	14	(14)	—	—	—	—
Conversion of junior notes to Class A common stock	378	4	2,752	—	—	2,756	—
Currency translation adjustments, net of tax		—	—	—	11,230	11,230	11,230
Balance—January 1, 2005	10,378	104	77,219	(33,819)	30,345	73,849	$16,282
Net income		—	—	6,997	—	6,997	$6,997
Accrued dividends on PIK preferred shares		—	23,349	(27,998)	—	(4,649)	—
Cash flow hedge adjustment, net of reclassification adjustment		—	—	—	3,545	3,545	3,545
Compensation recognized on share-based awards	46	—	2,243	—	—	2,243	—
Conversion and redemption of PIK preferred shares to Class A common stock	8,629	86	62,841	—	—	62,927	—
Minimum pension liability, net of tax		—	—	—	(1,592)	(1,592)	(1,592)
Currency translation adjustments, net of tax		—	—	—	(11,838)	(11,838)	(11,838)
Balance—December 31, 2005	19,053	190	165,652	(54,820)	20,460	131,482	$(2,888)
Net loss		—	—	(34,532)	—	(34,532)	$(34,532)
Cash flow hedge adjustment, net of reclassification adjustment		—	—	—	(2,370)	(2,370)	(2,370)
Compensation recognized on share-based awards	289	3	4,914	—	—	4,917	—
Surrender of shares to satisfy employee withholding tax obligations	(48)	—	(1,266)	—	—	(1,266)	—
Adjustment to initially apply FASB Statement No. 158, net of tax		—	—	—	2,724	2,724	—
Minimum pension liability, net of tax		—	—	—	(9,093)	(9,093)	(9,093)
Recognition of tax benefits from utilization of preconfirmation net operating loss carryforwards and other tax attributes		—	4,068	—	—	4,068	—
Currency translation adjustments, net of tax		—	—	—	13,166	13,166	13,166
Balance—December 30, 2006	19,294	$193	$173,368	$(89,352)	$24,887	$109,096	$(32,829)

See accompanying notes to Consolidated Financial Statements.

Polymer Group, Inc.
Consolidated statements of cash flows
(In thousands)

	Fiscal year ended
	December 30, 2006	December 31, 2005	January 1, 2005
Operating activities:
Net income (loss)	$(34,532)	$6,997	$4,732
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Asset impairment charges	26,434	—	2,253
Investment and other gains	(734)	(1,298)	(50)
Postretirement benefit curtailments and other, net	—	—	(3,558)
Deferred income taxes	(1,728)	7,228	2,397
Write-off of loan acquisition costs	—	4,008	5,022
Depreciation and amortization	60,663	57,550	53,230
Noncash interest and compensation	4,917	2,243	2,936
Changes in operating assets and liabilities:
Accounts receivable, net	(5,942)	(11,632)	5,136
Inventories	(10,043)	(16,413)	(6,954)
Other current assets	3,170	15,383	4,155
Accounts payable and accrued liabilities	24,918	16,767	440
Other, net	(363)	(9,901)	157
Net cash provided by operating activities	66,760	70,932	69,896
Investing activities:
Purchases of property, plant and equipment	(68,167)	(78,902)	(24,791)
Proceeds from sale of assets	4,306	1,298	1,660
Acquisition of intangibles and other	(407)	—	(13)
Net cash used in investing activities	(64,268)	(77,604)	(23,144)
Financing activities:
Proceeds from borrowings	67,827	471,824	486,396
Repayment of borrowings	(71,952)	(470,575)	(502,158)
Advances from equipment supplier, net	2,792	—	—
Other, net	(601)	(3,737)	(12,371)
Net cash used in financing activities	(1,934)	(2,488)	(28,133)
Effect of exchange rate changes on cash	583	(1,173)	1,341
Net increase (decrease) in cash and cash equivalents	1,141	(10,333)	19,960
Cash and cash equivalents at beginning of period	30,963	41,296	21,336
Cash and cash equivalents at end of period	$32,104	$30,963	$41,296

See accompanying notes to Consolidated Financial Statements.

Polymer Group, Inc.

Notes to consolidated financial statements

Note 1. Background and basis of consolidation

Background

Polymer Group, Inc. (the “Company”) is a publicly-traded, multinational manufacturer, marketer and seller of nonwoven and oriented polyolefin products. The Company is one of the world’s leading producers of nonwovens, and is a global, technology-driven developer, producer and marketer of engineered materials. With the broadest range of process technologies in the nonwovens industry, the Company is a global supplier to leading consumer and industrial product manufacturers. The Company operates 21 manufacturing facilities in nine countries throughout the world. The Company’s main sources of revenue are the sales of primary and intermediate products to the medical, hygiene, wipes, industrial and specialty markets.

The Company, upon having its Modified Plan, as defined (the “Modified Plan”), approved by the Bankruptcy Court on January 16, 2003, emerged from Chapter 11 bankruptcy proceedings effective March 5, 2003 (the “Effective Date”). For accounting purposes the Company recognized the emergence on March 1, 2003, which was the end of the February 2003 accounting period. In accordance with AICPA Statement of Position 90-7, “Financial Reporting of Entities in Reorganization under the Bankruptcy Code (“SOP 90-7”), the Company adopted fresh-start accounting as of March 1, 2003, and the Company’s emergence from Chapter 11 resulted in a new reporting entity. The reorganization value of the Company has been allocated to the underlying assets and liabilities based on their respective fair values at the date of emergence.

Basis of consolidation

The accompanying Consolidated Financial Statements include the accounts of Polymer Group, Inc. and all majority-owned subsidiaries after elimination of all significant intercompany accounts and transactions. The accounts of all foreign subsidiaries have been included on the basis of fiscal periods ended on the same dates as the accompanying Consolidated Financial Statements. All amounts are presented in U.S. dollars, unless otherwise noted.

Note 2. Accounting policies and financial statement information

Fiscal year

The Company’s fiscal year ends on the Saturday nearest to December 31. Fiscal 2006 ended December 30, 2006 and included the results of operations for a fifty-two week period. Fiscal 2005 ended December 31, 2005 and included the results of operations for a fifty-two week period. Fiscal 2004 ended January 1, 2005 and included the results of operations for a fifty-two week period.

Reclassifications

Certain amounts previously presented in the Consolidated Financial Statements for prior periods have been reclassified to conform with the current year classification.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The reorganization value of the Company’s common equity of approximately $73.4 million at March 1, 2003 was determined based on an independent valuation by financial specialists after consideration of multiple factors and by using various valuation methodologies and evaluating other relevant industry information. The reorganization value of the Company was allocated to the various assets and liabilities based on their respective fair values pursuant to fresh start accounting principles. The calculated reorganization value of the Company was based on a variety of estimates and assumptions about future circumstances and events. Such estimates and assumptions are inherently subject to significant economic uncertainties.

An allowance for doubtful accounts is established by the Company based upon factors surrounding the credit risk of specific customers, historical trends and other information. Management believes that the allowance is adequate to cover potential losses resulting from uncollectible accounts. Additionally, sales returns and allowances, a component of net sales, are recorded in the period in which the related sales are recorded. Management bases its estimate of the expense to be recorded each period on historical return and allowance levels.

The Company maintains reserves for inventories valued primarily using the first in, first out (“FIFO”) method. Such reserves for inventories can be specific to certain inventory or general based on judgments about the overall condition of the inventory. General reserves are established based on percentage write-downs applied to inventories aged for certain time periods or for inventories which are considered slow-moving. Specific reserves are established based on a determination of the obsolescence of the inventory and whether the inventory value exceeds amounts to be recovered through expected sales price, less selling costs. Estimating sales prices, establishing write-down percentages and evaluating the condition of the inventories require judgments and estimates, which may impact the inventory valuation and gross profits.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. For assets held and used, an impairment may occur if projected undiscounted cash flows are not adequate to cover the carrying value of the assets. In such cases, additional analysis is conducted to determine the amount of the loss to be recognized. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value primarily measured by future discounted cash flows. The analysis, when conducted, requires estimates of the amount and timing of projected cash flows and, where applicable, judgments associated with, among other factors, the appropriate discount rate. Such estimates are critical in determining whether any impairment charge should be recorded and the amount of such charge if an impairment loss is deemed to be necessary. In addition, future events impacting cash flows for existing assets could render a write-down necessary that previously required no write-down.

For assets held for disposal, an impairment charge is recognized if the carrying value of the assets exceeds the fair value less costs to sell. Estimates are required of fair value, disposal costs and the time period to dispose of the assets. Such estimates are critical in determining whether any impairment charge should be recorded and the amount of such charge if an impairment loss is deemed to be necessary. Actual cash flows received could differ from those used in estimating the impairment loss, which would impact the impairment charge ultimately recognized.

The Company recorded the accretion of dividends on the 16% Series A Convertible Pay-in-kind Preferred Shares (the “PIK Preferred Shares”) based on the stated rate of 16.0% in the PIK Preferred Shares. If the Company’s Board of Directors, at the date of any dividend declaration, elected to satisfy the dividend obligation by payment-in-kind, the Company recognized an additional dividend charge for the excess, if any, of the fair value of the additional PIK Preferred Shares issued, at the dividend declaration date, over the amounts previously accrued at the stated rate. As the Company’s PIK Preferred Shares were not traded on an active market, determination of the fair value of the securities, at the date of dividend declaration, required estimates and judgments, which may have impacted the valuation of the dividends paid-in-kind. Based on the fact that the PIK Preferred Shares were deep-in-the money, the Company estimated the fair value of the PIK Preferred Shares using the number of shares of the Company’s Class A Common Stock into which the PIK Preferred Shares were convertible at the then-current share price of the Company’s Class A Common Stock. While the Company believes its estimates of the fair value of the PIK Preferred Shares are reasonable, the utilization of different assumptions could produce materially different fair value estimates.

The Company has pension and postretirement plans with costs and obligations which are dependent on assumptions used by actuaries in calculating such amounts. These assumptions include discount rates, inflation rates, salary growth percentages, long-term return on plan assets, retirement rates, mortality rates and other factors. While the Company believes that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect its pension and postretirement costs and obligations.

The Company estimates the fair value of stock option grants for measuring compensation costs using the Black-Scholes option-pricing model, which model is dependent on certain assumptions. These assumptions include expected dividend yield, expected volatility, risk-free interest rate, forfeitures and expected lives. Although the Company believes the assumptions utilized are appropriate, differing assumptions would affect compensation costs.

The Company has estimated the fair values of financial instruments as required by Statement of Financial Accounting Standards (“SFAS”) No. 107, “Disclosures about Fair Value of Financial Instruments,” using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value for non-traded financial instruments. Accordingly, such estimates are not necessarily indicative of the amounts that the Company would realize in a current market exchange. The carrying amount of cash and cash equivalents, accounts receivable, inventories, other current assets and accounts payable and accrued liabilities are reasonable estimates of their fair values. Fair value of the Company’s debt was estimated using interest rates at those dates for issuance of such financial instruments with similar terms, credit ratings and remaining maturities and other independent valuation methodologies. The estimated fair value of debt, based on such valuation methodologies, at December 30, 2006 and December 31, 2005 was $411.2 million and $415.2 million, respectively.

During fiscal 2005, the estimated useful lives of certain machinery and equipment utilized in the Company’s operations were reduced to reflect the technological status and market conditions of certain aspects of the Company’s business. These changes in estimates resulted in increased depreciation charges of approximately $3.4 million in each of the fiscal years 2006 and 2005.

Revenue recognition

Revenue from product sales is recognized when title and risks of ownership pass to the customer. This is generally on the date of shipment to the customer, or upon delivery to a place named by the customer, dependent upon contract terms and when collectibility is reasonably assured and pricing is fixed or determinable. Revenue includes amounts billed to customers for shipping and handling. Provision for rebates, promotions, product returns and discounts to customers is recorded as a reduction in determining revenue in the same period that the revenue is recognized.

Cash equivalents

Cash equivalents are defined as short-term investments having an original maturity of three months or less. Interest income is presented as a reduction of Interest expense, net in the accompanying Consolidated Statements of Operations and consists primarily of income from highly liquid investment sources. Interest income approximated $0.5 million, $1.0 million and $0.2 million during fiscal years 2006, 2005 and 2004, respectively.

Accounts receivable and concentration of credit risks

Accounts receivable potentially expose the Company to a concentration of credit risk, as defined by SFAS No. 105, “Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk.” The Company provides credit in the normal course of business and performs ongoing credit evaluations on its customers’ financial condition, as deemed necessary, but generally does not require collateral to support such receivables. Customer balances are considered past due based on contractual terms and the Company does not accrue interest on the past due balances. Also, in an effort to reduce its credit exposure to certain customers, as well as accelerate its cash flows, the Company has sold on a non-recourse basis, certain of its receivables pursuant to factoring agreements. The provision for losses on uncollectible accounts is determined principally on the basis of past collection experience applied to ongoing evaluations of the Company’s receivables and evaluations of the risk of repayment. The allowance for doubtful accounts was approximately $7.6 million and $9.6 million at December 30, 2006 and December 31, 2005, respectively, which management believes is adequate to provide for credit losses in the normal course of business, as well as losses for customers who have filed for protection under bankruptcy laws. Once management determines that the receivables are not recoverable, the amounts are removed from the financial records along with the corresponding reserve balance. Of the $2.0 million decrease in the allowance for doubtful accounts from December 31, 2005 to December 30, 2006, $1.5 million related to the write-off of specifically identified uncollectible accounts receivable and the corresponding reserve balance. In fiscal years 2006, 2005 and 2004, The Procter & Gamble Company (“P&G”) accounted for 13%, 14% and 12%, respectively, of the Company’s net sales.

Inventories

Inventories are stated at the lower of cost or market primarily using the FIFO method of accounting.

Long-lived assets

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed for financial reporting purposes on the straight-line method over the estimated useful lives of the related assets. The estimated useful lives established for building and improvements range from 18 to 31 years, and the estimated useful lives established for machinery, equipment and other fixed assets range from 2 to 15 years. Costs of repairs and maintenance are charged to expense as incurred. Costs of the construction of certain long-lived assets include capitalized interest that is amortized over the estimated useful life of the related asset. The Company capitalized approximately $3.1 million, $2.2 million and $0.4 million of interest costs during fiscal years 2006, 2005 and 2004, respectively.

Derivatives

The Company records all derivative instruments as either assets or liabilities on the balance sheet at their fair value in accordance with SFAS No. 133, “Accounting for Derivative Financial Instruments and Hedging Activities”, as amended (“SFAS No. 133”). Changes in the fair value of a derivative are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. Ineffective portions, if any, of all hedges are recognized in current period earnings.

As more fully described in Note 14 to the Consolidated Financial Statements, the Company, in the normal course of business, periodically enters into derivative financial instruments, principally swaps and forward contracts, with high-quality counterparties as part of its risk management strategy. These financial instruments are limited to non-trading purposes and are used principally to manage market risks and reduce the Company’s exposure to fluctuations in foreign currency and interest rates. Most interest rate swaps and foreign exchange forward contracts are designated as cash flow hedges of variable rate debt obligations or fair value hedges of foreign currency-denominated transactions.

The Company documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions and the methodologies that will be used for measuring effectiveness and ineffectiveness. This process includes linking all derivatives that are designated as cash flow or fair value hedges to specific assets and liabilities on the balance sheet or to specific firm commitments. The Company then assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are expected to be highly effective in offsetting changes in fair values or cash flows of hedged items. Such assessments are conducted in accordance with the originally documented risk management strategy and methodology for that particular hedging relationship.

For cash flow hedges, the effective portion of recognized derivative gains and losses reclassified from other comprehensive income is classified consistent with the classification of the hedged item. For example, derivative gains and losses associated with hedges of interest rate payments are recognized in Interest expense, net in the Consolidated Statements of Operations.

For fair value hedges, changes in the value of the derivatives, along with the offsetting changes in the fair value of the underlying hedged exposure are recorded in earnings each period in Foreign currency and other (gain) loss, net in the Consolidated Statements of Operations.

Income taxes

The provision for income taxes and corresponding balance sheet accounts are determined in accordance with the liability method. Tax provisions and credits are recorded at statutory rates for taxable items included in the Consolidated Statements of Operations regardless of the period for which such items are reported for tax purposes. Additionally, federal income taxes are provided on that portion of the income of foreign subsidiaries that is expected to be remitted to the United States (“U.S.”) and be taxable. Deferred tax liabilities and assets are determined based upon temporary differences between the basis of certain assets and liabilities for income tax and financial reporting purposes. A valuation allowance is established when it is more likely than not that some portion of a deferred tax asset will not be realized in the future. Valuation allowances are reviewed each period on a tax jurisdiction by jurisdiction basis to analyze whether a change in circumstances has occurred to provide enough evidence to support a change in the judgment about the realization of the related deferred tax asset in future years. Consistent with the provisions of SOP 90-7, recognition of tax benefits from preconfirmation net operating loss carryforwards and deductible temporary differences and other tax attributes not recognized at the Effective Date will be applied to reduce goodwill to zero, then reduce intangible assets that existed at the Effective Date with any excess tax benefits credited directly to Additional Paid-in Capital.

Stock-based compensation

Effective January 1, 2006, the Company has elected to account for stock-based compensation related to its employee share-based plans in accordance with the methodology defined in Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”), using the modified prospective transition method. Under the modified prospective transition method, the compensation costs related to all new grants and any unvested portion of prior awards are measured based on the grant-date fair value of the award. Additionally, accruals for compensation costs for share-based awards with performance conditions are based on the probable outcome of such performance conditions. Prior to fiscal 2006, the Company elected to account for the share-based plans in accordance with the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), which generally measured compensation cost as the excess, if any, of the quoted market price of the stock at the date of grant over the amount an employee must pay to acquire the stock. Additionally, as a percentage of the share-based awards vested based on achievement of financial performance criteria, compensation costs were recognized over the performance period when it became probable that such performance criteria would be achieved. The pro forma effect of utilizing SFAS No. 123(R) on the financial results for the fiscal years ended December 31, 2005 and January 1, 2005 was as follows (in thousands, except per share data):

	2005	2004
Net income (loss):
As reported	$6,997	$4,732
Add: stock-based employee compensation expense, net of tax, included in reported net income (loss)	2,202	614
Deduct: stock-based employee compensation expense, net of tax, determined under SFAS No. 123(R)	(975)	(192)
Pro forma	$8,224	$5,154
Income (loss) applicable to common shareholders:
As reported	$(21,001)	$(834)
Add: stock-based employee compensation expense, net of tax, included in reported net income (loss)	2,202	614
Deduct: stock-based employee compensation expense, net of tax, determined under SFAS No. 123(R)	(975)	(192)
Pro forma	$(19,774)	$(412)
Loss per common share applicable to common shareholders—basic:
As reported	$(1.60)	$(0.09)
Pro forma	(1.51)	(0.04)
Loss per common share applicable to common shareholders—diluted:
As reported	$(1.60)	$(0.09)
Pro forma	(1.51)	(0.04)
Weighted average exercise price per option granted	$6.00	$6.00
Weighted average fair value per option granted	$17.95	$3.41

The Company has estimated the fair value of each stock option grant by using the Black-Scholes option-pricing model. Assumptions are evaluated and revised, as necessary, to reflect market conditions and experience. The following assumptions were utilized in the aforementioned estimation of grant date fair value pursuant to SFAS No. 123(R): expected dividend yield of 0%; expected volatility of 37%; risk-free interest rate of 3.2%-3.9%; and weighted average expected lives of five years.

Research and development costs

The cost of research and development is charged to expense as incurred and is included in Selling, general and administrative expenses in the Consolidated Statements of Operations. The Company incurred approximately $12.5 million, $11.5 million and $11.2 million of research and development expense during fiscal years 2006, 2005 and 2004, respectively.

Shipping and handling costs

Shipping and handling costs include costs to store goods prior to shipment, prepare goods for shipment and physically move goods from the Company’s sites to the customers’ premises. The cost of shipping and handling is charged to expense as incurred and is included in Selling, general and administrative expenses in the Consolidated Statements of Operations. The Company incurred $25.6 million, $24.7 million and $23.4 million of shipping and handling costs during fiscal years 2006, 2005 and 2004, respectively.

Foreign currency translation

The Company accounts for, and reports, translation of foreign currency transactions and foreign currency financial statements in accordance with SFAS No. 52, “Foreign Currency Translation.” All assets and liabilities in the balance sheets of foreign subsidiaries whose functional currency is other than the U.S. dollar are translated at period-end exchange rates, while income, expenses and cash flows are translated at average exchange rates during the period. Translation gains and losses are not included in determining net income, but are presented as a separate component of accumulated other comprehensive income (loss). In addition, foreign currency transaction gains and losses are included in the determination of net income (loss).

Comprehensive income (loss)

Comprehensive income (loss) is reported in accordance with the SFAS No. 130, “Reporting Comprehensive Income” (“SFAS No. 130”). SFAS No. 130 requires unrealized gains or losses on the Company’s available for sale securities, foreign currency translation adjustments and minimum pension liabilities which, prior to its adoption, were reported separately in shareholders’ equity, to be included in other comprehensive income. Accumulated other comprehensive income of $24.9 million at December 30. 2006 consisted of $31.4 million of currency translation gains, $8.0 million of transition net assets, gains or losses and prior service costs not recognized as components of net periodic benefit costs and $1.5 million in cash flow hedge gains, all net of tax. Accumulated other comprehensive income of $20.5 million at December 31, 2005 consisted of $18.2 million of currency translation gains, $1.6 million of minimum pension liability and $3.9 million in cash flow hedge gains, all net of tax.

Income (loss) per common share

Basic earnings per share exclude any dilutive effects of share-based awards and convertible securities and are computed by dividing income (loss) applicable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution from common shares potentially issuable through share-based awards and convertible securities and is computed by dividing income (loss) applicable to common shareholders, as adjusted for the effects of the conversion to common stock, by the weighted-average number of common and common equivalent shares outstanding for the period. Shares issuable pursuant to stock option plans represent common equivalent shares if the average market price for the reporting period exceeds the strike price of the option. A reconciliation of the amounts included in the computation of income (loss) per share for fiscal years 2006, 2005 and 2004 is presented in the following table (in thousands):

	2006	2005	2004
Income (loss):
Net income (loss)	$(34,532)	$6,997	$4,732
Less: dividends on PIK Preferred Shares	—	27,998	5,566
Loss applicable to common shareholders	(34,532)	(21,001)	(834)
Effect of dilutive securities—convertible securities and share-based awards	—	—	—
Loss applicable to common shareholders with assumed conversions	$(34,532)	$(21,001)	$(834)
Outstanding shares:
Weighted average common shares outstanding	19,295	13,098	9,840
Effect of dilutive securities—convertible securities and share-based awards	—	—	—
Weighted average common shares outstanding—assuming dilution	19,295	13,098	9,840

For fiscal years 2006, 2005 and 2004, the effect of potentially dilutive securities such as convertible securities and share-based awards are not considered in the above table as the effects are anti-dilutive. As of December 30, 2006, the potential dilutive effect related to the exchange of such potentially dilutive securities would amount to 141,739 shares.

Recent accounting standards

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 also provides guidance on other tax-related issues and is effective for fiscal years beginning after December 15, 2006. Additionally, in February 2007, the FASB issued a Proposed Staff Position No. FIN 48-a, “Definition of Settlement in FASB Interpretation No. 48,” which implementation guidance, if approved, may impact the timing of certain liability adjustments. Accordingly, such additional guidance may impact the amounts that the Company would record upon the adoption of FIN 48. The Company continues to evaluate the effects of this standard.

In September 2006, the Securities and Exchange Commission (the “SEC”) released Staff Accounting Bulletin 108 (“SAB 108”), which expresses the SEC Staff’s views regarding the process of quantifying financial statement misstatements. The Company has applied the guidance in SAB 108 for the fourth quarter ended December 30, 2006.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This standard establishes a framework for measuring fair value and also provides guidance for an expanded set of disclosure requirements related to fair value. The Company expects to adopt SFAS No. 157 effective in the first quarter of fiscal 2008 and has not yet assessed the impact of SFAS No. 157 on the Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS No. 158”). SFAS No. 158 required employers to recognize the funded status of defined benefit postretirement plans in the Consolidated Balance Sheets, with changes in the plan’s funded status recognized as a component of other comprehensive income. This standard also requires that the measurement of a plan’s funded status be as of the date of the employers’ balance sheet. SFAS No. 158 also amends certain of the previous disclosure requirements related to these plans and is effective for fiscal years ending after December 15, 2006. In accordance with SFAS No. 158, the Company recognized the funded status of its benefit plans as of December 30, 2006, resulting in an adjustment to Accumulated other comprehensive income in the amount of $2.7 million, net of tax, to initially apply the provisions of SFAS No. 158.

Note 3. Special charges (credits), net

The Company’s operating income includes special charges (credits), net resulting from corporate-level decisions or Board actions, such as to consolidate and relocate its corporate offices, restructure certain operations or pursue certain transaction opportunities. Additionally, the Company evaluates its long-lived assets for impairment whenever events or changes in circumstances, including those aforementioned, indicate that the carrying amounts may not be recoverable. A summary of such charges (credits), net is presented in the following table (in thousands):

	2006	2005	2004
Asset impairment charges	$26,434	$—	$2,253
Restructuring and plant realignment costs	7,135	9	1,867
Abandoned acquisition costs	3,971	—	—
Investigation and executive termination costs	1,143	—	—
Arbitration settlement, net	—	—	(13,112)
	$38,683	$9	$(8,992)

Asset impairment charges

The Company has experienced a continued weakening of earnings and cash flows in certain of its Canadian operations. As a result, the Company, during the second quarter of fiscal 2006, evaluated such assets for impairment, consistent with the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and recorded a non-cash impairment charge associated with the write-down of such assets to estimated fair value in the amount of approximately $5.5 million. Additionally, during the second quarter of fiscal 2006, the Company initiated the restructuring and consolidation strategy for the European operations, which included the closure of the facilities in Sweden. Accordingly, the Company recognized an impairment charge, with respect to such assets in the amount of $2.3 million, resulting in a total asset impairment charge in the second quarter of fiscal 2006 of $7.8 million.

During the fourth quarter of fiscal 2006, the Company recorded an impairment charge in the amount of approximately $18.6 million associated with the write-down of assets located in certain facilities in the United States and Europe to estimated fair values. Of that total, $7.2 million related to a manufacturing line located in The Netherlands, which write-down was attributed to the expected shutdown of the line in fiscal 2007 due to the loss of certain low-margin business platforms which were produced on the asset during fiscal 2006 as the market price for the products moved to a level resulting in unacceptable margins. The remaining $11.4 million related to the write-down of assets in the United States, including facilities for which the Company has announced closure plans, as further discussed in Note 21 to the Consolidated Financial Statements, as well as an impairment charge taken with respect to another facility, for which projected future cash flows have been negatively impacted by the loss of a major automotive platform and the anticipated loss of certain business for which the market prices have recently declined to a level resulting in such unacceptable returns that the Company has elected not to participate in such business going forward.

In fiscal 2004, the Company recorded a non-cash asset impairment charge of $2.3 million, primarily related to the write-down of machinery and equipment to net realizable value, for production assets in Canada removed from service and held for sale, and the write-off of certain foreign investments.

Restructuring and plant realignment costs

Accrued costs for restructuring efforts are included in Accrued liabilities in the Consolidated Balance Sheets. These costs generally arise from restructuring initiatives intended to result in lower working capital levels and improved operating performance and profitability through: (i) reducing headcount at both the plant and corporate levels; (ii) improving manufacturing productivity and reducing corporate costs; and (iii) rationalizing certain assets and businesses. A summary of the business restructuring activity accounted for in accordance with SFAS Statement No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”) during fiscal 2006, 2005 and 2004 is presented in the following table (in thousands):

	2006	2005	2004
Balance accrued at beginning of year	$163	$561	$4,564
Restructuring and plant realignment costs:
First Quarter	1,633	4	584
Second Quarter	2,740	5	657
Third Quarter	692	—	222
Fourth Quarter	2,070	—	404
Total	7,135	9	1,867
Cash payments	(5,284)	(375)	(5,909)
Adjustments	30	(32)	39
Balance accrued at end of year	$2,044	$163	$561

As further described below, the 2006 restructuring and plant realignment costs are principally associated with (a) the Company’s restructuring and consolidation plan for Europe, which included termination benefits provided to an executive officer of the Company, pursuant to Dutch law, in the amount of $2.1 million and costs associated with the closure of the Sweden plant of $1.1 million; (b) costs related to the relocation of the corporate headquarters to Charlotte, North Carolina in the amount of $3.0 million; (c) downsizing certain Canadian operations resulting in severance costs of $0.6 million; and (d) costs in the amount of $0.3 million related to exiting the leased facilities at Gainesville, Georgia.

Corporate headquarters relocation

The Company entered into written relocation agreements with 22 employees who agreed to the relocation and to acceptance of benefits offered by the Company. Such relocation benefits charged to operations of $1.5 million during fiscal 2006 relate primarily to Company obligations for costs associated with the employee’s real estate sales process, which process has been completed by the electing employees. Additionally, the Company has incurred approximately $0.5 million associated with other exit costs.

The Company also incurred approximately $1.0 million in severance costs relating to 23 employees who have not been offered or who have declined the opportunity to relocate. As the employee must remain in the employ of the Company through the date of their designated date for corporate relocation to be eligible for the severance, consistent with the provisions of SFAS No. 146, the Company has accrued the severance cost ratably over the expected service period.

European restructuring

In May 2006, the Company entered into a termination agreement with an executive officer of the Company that provided for an aggregate payment of approximately $2.1 million, which was charged to operating income in the second quarter of fiscal 2006. Additionally, the Company and the executive officer entered into certain other consulting and non-compete agreements, which costs will be charged to operations over future periods.

Also during fiscal 2006, based on the Company’s restructuring and consolidation strategies previously noted, the Company shut down its operation located in Sweden. This included a reduction of 19 production and administrative staff positions. The Company ceased these operations during the fourth quarter of fiscal 2006. As a result of that decision, the Company recorded a $1.1 million operating charge to accrue for the costs of exiting the facility and severance paid to such terminated employees.

Canadian restructuring

During the second quarter of fiscal 2006, the Company communicated a plan to affected employees that it planned to downsize one of its facilities located in Canada. The restructuring plan included the reduction of 26 production and administrative staff positions. As a result of this decision, the Company recorded a $0.6 million charge to operations to cover the costs of severance pay to these employees.

Additionally, during the first quarter of fiscal 2006, as part of its restructuring and related cost reduction measures, the Company negotiated certain changes with the union representing the employees of one of the Company’s Canadian operations, including a partial curtailment of a defined benefit pension plan. No net gain or loss has been incurred as a result of the partial curtailment. However, based on elections made by plan participants during the second quarter of fiscal 2006, and as approved by Canadian regulatory authorities on January 16, 2007, the Company will incur a settlement loss associated with employees who have elected to exit the plan. The loss incurred as a result of the partial settlement of the defined benefit pension plan, in the amount of $4.5 million, will be recognized in the first quarter of fiscal 2007 commensurate with governmental approval of the terms of the settlement and upon fulfillment by the Company of its funding requirements in the amount of $1.9 million associated with the approved settlement, which funding obligations were fulfilled in February 2007.

Restructuring in prior periods

In 2004, the Company continued the restructuring initiatives commenced in 2003 by curtailing production of certain of its European assets and eliminating several production lines in the Canadian operations of its Oriented Polymers Division. The European and Canadian restructuring efforts in 2004 included the reduction of approximately 160 positions, resulting in a charge of approximately $1.9 million for severance and other plant realignment costs.

U.S. restructuring

As further described in Note 21 to the Consolidated Financial Statements, in January 2007, the Company communicated a plan to affected employees that it plans to close two of its plants in the United States. Certain exit costs related to one of the facilities, which is leased, in the amount of $0.3 million, were accrued in fiscal 2006. Other costs related to the plant realignment will be recognized in fiscal 2007.

Abandoned acquisition costs

During the first five months of fiscal 2006, the Company actively pursued a potential acquisition. In conjunction with this effort, the Company incurred approximately $4.0 million of costs, which are primarily comprised of third-party professional fees. During the second quarter of fiscal 2006, the negotiations with respect to the potential acquisition reached an impasse and the Company abandoned its efforts to consummate the acquisition.

Investigation and executive termination costs

During June 2006, the Company and an equipment supplier negotiated the resolution of a dispute and entered into two settlement agreements, which documented the terms of the resolution. During the second and third quarters of fiscal 2006, the Company and the Audit Committee of the Board of Directors of the Company, with assistance from special counsel, conducted an investigation which focused on a review of the settlement agreements and the relationship of these agreements with certain equipment purchase contracts and service agreements, which were negotiated between the Company and the equipment supplier in or about the same time frame. As a result of these actions, the Company concluded that the economic substance of the settlement agreements and the equipment purchase contracts and service agreements were substantially interdependent. On September 21, 2006, the Board of Directors of the Company asked the Chief Executive Officer and the Vice President, Global Purchasing to resign, pending receipt of their resignations, and relieved them of their duties as officers of the Company. Shortly thereafter, the Company entered into termination agreements with both executives. As a result of these events, the Company has incurred costs with respect to the investigation, termination benefits and ancillary costs in the amount of $1.1 million.

Arbitration settlement, net

During 2004, the Company settled an issue with a major customer through arbitration and received approximately $17.0 million as settlement of the arbitration issues. Net settlement proceeds of $13.1 million, after providing for $3.9 million of costs and expenses associated with the arbitration, were included in Special charges (credits), net in the Consolidated Statement of Operations for fiscal 2004.

Note 4. Accounts receivable factoring agreements

The Company has entered into a factoring agreement to sell without recourse, certain U.S. company-based receivables to an unrelated third-party financial institution. Under the current terms of the factoring agreement, the maximum amount of outstanding advances at any one time is $20.0 million, which limitation was subject to change based on the level of eligible receivables, restrictions on concentrations of receivables and the historical performance of the receivables sold. Additionally, the Company has entered into a factoring agreement to sell without recourse, certain non-U.S. company-based receivables to an unrelated third-party financial institution. Under the terms of the factoring agreement, the maximum amount of outstanding advances at any one time is $10.0 million, which limitation is subject to change based on the level of eligible receivables, restrictions on concentrations of receivables and the historical performance of the receivables sold.

Approximately $190.2 million, $130.0 million and $31.0 million of receivables have been sold under the terms of the factoring agreements during fiscal years 2006, 2005 and 2004, respectively. The sale of these receivables accelerated the collection of the Company’s cash, reduced credit exposure and lowered the Company’s net borrowing costs. Sales of accounts receivable are reflected as a reduction of Accounts receivable, net in the Consolidated Balance Sheets and any loss recognized on the sale is reflected in Foreign currency and other (gain) loss, net in the Consolidated Statements of Operations on such sales, as they meet the applicable criteria of SFAS No. 140, ”Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” (“SFAS No. 140”). The amount due from the factoring companies, net of advances received from the factoring companies, was $6.6 million and $6.1 million at December 30, 2006 and December 31, 2005, respectively, and is shown in Other current assets in the Consolidated Balance Sheets. The Company pays factoring fees associated with the sale of receivables based on the dollar value of the receivables sold. Such fees are immaterial and are included in Foreign currency and other (gain) loss, net in the Consolidated Statements of Operations.

In fiscal 2004, the Company’s European operations sold $4.5 million of its trade receivables to a factoring company. Such sale of receivables has been accounted for on a basis consistent with the methodology described in the preceding paragraphs.

Note 5. Inventories

Inventories consist of the following (in thousands):

	December 30, 2006	December 31, 2005
Finished goods	$64,897	$60,545
Work in process	17,462	17,724
Raw materials and supplies	50,171	41,394
	$132,530	$119,663

Inventories are net of reserves, primarily for obsolete and slow-moving inventories, of approximately $9.6 million and $9.7 million at December 30, 2006 and December 31, 2005, respectively. Management believes that the reserves are adequate to provide for losses in the normal course of business.

Note 6. Property, plant and equipment

Property, plant and equipment consists of the following (in thousands):

	December 30, 2006	December 31, 2005
Land	$13,735	$13,409
Buildings and land improvements	119,157	95,817
Machinery, equipment and other	452,383	393,000
Construction in progress	8,286	52,219
	593,561	554,445
Less accumulated depreciation	(182,507)	(132,448)
	$411,054	$421,997

Depreciation charged to expense was $54.9 million, $51.3 million and $45.5 million for fiscal years 2006, 2005 and 2004, respectively.

The significant decrease in construction in progress during fiscal 2006 compared to fiscal 2005 was due to the completion during fiscal 2006 of capital expansion projects under construction at December 31, 2005, including the construction of new spunmelt manufacturing facilities in Suzhou, China and Mooresville, North Carolina as well as the installation of additional capacity in Nanhai, China.

Note 7. Intangibles and loan acquisition costs

Intangibles and loan acquisition costs consist of the following (in thousands):

	December 30, 2006	December 31, 2005
Cost:
Proprietary technology	$1,352	$30,251
Goodwill	—	10,243
Loan acquisition costs	9,191	8,590
Other	1,817	3,455
	12,360	52,539
Less accumulated amortization	(2,154)	(15,210)
	$10,206	$37,329

As further described in Note 10 to the Consolidated Financial Statements the Company, as of the Effective Date, recorded goodwill related to the allocation of the reorganization value to the underlying assets and liabilities based on their estimated fair values on such date and, in periods subsequent to the Effective Date, have reduced such goodwill as a result of the recognition of tax benefits resulting from the utilization of net operating losses for which a valuation allowance was established as of the Effective Date. During fiscal 2006, the Company recognized additional tax benefits from the utilization of preconfirmation net operating loss carryforwards; and completed the Internal Revenue Service (“IRS”) examinations for fiscal years 2003 and 2004, effectively settling certain tax uncertainties with respect to those years and; based on the findings of the IRS examination, the Company modified its basis study, as it related to its investment in subsidiaries. Accordingly, in accordance with SOP 90-7, the Company has recognized the tax benefits with respect to such items in the amount of approximately $27.4 million, first, to eliminate goodwill of $10.2 million and; second, to eliminate all remaining intangibles established as of the Effective Date, including proprietary technology and other intangibles, in the amount of $13.1 million; with the excess of such tax benefits over the amounts allocable to goodwill and other intangible assets, in the amount of approximately $4.1 million, as a credit to Additional Paid-in Capital.

In connection with the refinancing of the Company’s then outstanding Bank Facility in November 2005, a portion of the unamortized loan acquisition costs associated with the April 2004 refinancing were written-off, in the amount of $3.0 million, and expensed in the Consolidated Statement of Operations. Additionally, $1.0 million of third-party costs incurred in connection with the 2005 refinancing were also charged to expense. The Company also incurred $2.7 million of new loan acquisition costs related to the issuance of the Credit Facility, consisting primarily of bank fees, which have been capitalized, and which, together with $5.9 million of remaining unamortized fees incurred as part of the April 2004 refinancing, will be amortized over the term of the remaining debt.

In conjunction with the refinancing in April 2004 of the then-outstanding Restructured Credit Facility, the Company charged the unamortized balance of the loan acquisition costs of $5.0 million related to that debt to the Consolidated Statement of Operations. Concurrently, with the issuance of the Senior Secured Bank Facility, the Company capitalized approximately $12.1 million of related loan acquisition costs, which were primarily bank arrangement and legal fees.

Components of amortization expense are shown in the table below (in thousands):

	2006	2005	2004
Amortization of:
Intangibles with finite lives, included in selling, general and administrative expense	$4,438	$4,252	$5,759
Loan acquisition costs, included in interest expense, net	1,339	1,977	1,970
Total amortization expense	$5,777	$6,229	$7,729

Aggregate amortization expense for each of the next five years is expected to be as follows: 2007, $2.1 million; 2008, $2.1 million; 2009, $2.1 million; 2010, $1.7 million; 2011, $1.5 million; and 2012, $0.7 million. Intangibles are amortized over periods ranging from 5 to 17 years. Loan acquisition costs are amortized over the life of the related debt.

Note 8. Accrued liabilities

Accrued liabilities in the Consolidated Balance Sheets include salaries, wages and other fringe benefits of $15.6 million and $17.0 million as of December 30, 2006 and December 31, 2005, respectively.

Note 9. Debt

Long-term debt consists of the following:

(in thousands)	December 30, 2006	December 31, 2005
Credit Facility, as defined below, interest rates for U.S. borrowings are based on a specified base plus a specified margin and are subject to certain terms and conditions:
First Lien Term Loan—interest at 7.61% and 6.77% as of December 30, 2006 and December 31, 2005, respectively, due in mandatory quarterly payments of approximately $1.0 million and subject to additional payments from annual excess cash flows, as defined, with the balance due November 22, 2012	$405,900	$410,000
Other	686	97
	406,586	410,097
Less: Current maturities	(4,170)	(4,142)
	$402,416	$405,955

Scheduled maturities

The scheduled maturities of long-term debt at December 30, 2006 are as follows (in thousands):

2007	$4,170
2008	4,716
2009	4,100
2010	4,100
2011	4,100
2012	385,400
Total	$406,586

Credit facility

The Company’s Credit Facility (the “Credit Facility”), which was entered into on November 22, 2005 and amended as of December 8, 2006, consists of a $45.0 million secured revolving credit facility and a $410.0 million first-lien term loan. The proceeds therefrom were used to fully repay indebtedness under the Company’s previous bank facility and pay related fees and expenses.

All borrowings under the Credit Facility are U.S. dollar denominated and are guaranteed, on a joint and several basis, by each and all of the direct and indirect domestic subsidiaries of the Company. The Credit Facility and the related guarantees are secured by (i) a lien on substantially all of the assets of the Company, its domestic subsidiaries and certain of its non-domestic subsidiaries, (ii) a pledge of all or a portion of the stock of the domestic subsidiaries of the Company and of certain non-domestic subsidiaries of the Company, and (iii) a pledge of certain secured intercompany notes. Commitment fees under the Credit Facility are equal to 0.50% of the daily unused amount of the revolving credit commitment. The Credit Facility limits restricted payments to $5.0 million, including cash dividends, in the aggregate since the effective date of the Credit Facility. The Credit Facility contains covenants and events of default customary for financings of this type, including leverage and interest expense coverage covenants. The Company was in compliance with the debt covenants under the current Credit Facility at December 30, 2006 and expects to remain in compliance through fiscal 2007.

The first-lien term loan requires mandatory payments of approximately $1.0 million per quarter and requires the Company to apply a percentage of proceeds from excess cash flows, as defined by the Credit Facility and determined based on year-end results, to reduce its then outstanding balances under the Credit Facility. Excess cash flows required to be applied to the repayment of the Credit Facility are generally calculated as 50.0% of the net amount of the Company’s available cash generated from operations adjusted for the cash effects of interest, taxes, capital expenditures, changes in working capital and certain other items. Since the amounts of excess cash flows to be applied to the repayment of debt in future periods are based on year-end results and not currently determinable, only the mandatory payments of approximately $1.0 million per quarter have been classified as a current liability. Additionally, no excess cash flow payment was required to be made with respect to fiscal 2006 due to the magnitude of the major capital expenditure projects. The Company currently estimates that the excess cash flow payment with respect to fiscal 2007, which would be payable in March 2008, is expected to be in the range of $10.0 million to $25.0 million.

The interest rate applicable to borrowings under the Credit Facility is based on three-month London Interbank Offered Rate (“LIBOR”) plus a specified margin. The applicable margin for borrowings under both the first-lien term loan and the revolving credit facility is 225 basis points. The Company may, from time to time, elect to use an alternate base rate for its borrowings under the revolving credit facility based on the bank’s base rate plus a margin of 75 to 125 basis points based on the Company’s total leverage ratio. There were no outstanding borrowings under the revolving credit facility as of December 30, 2006 or December 31, 2005. As of December 30, 2006, capacity under the revolving credit facility had been reserved for outstanding letters of credit in the amount of $12.9 million, as described below. Average daily borrowings under the revolving credit facility, which were largely LIBOR-based borrowings, for the period from January 1, 2006 to December 30, 2006 were $17.6 million at an average rate of 7.85%. Average daily borrowings under the revolving credit facility, which were largely alternate base rate borrowings, for the period from November 22, 2005 to December 31, 2005 were $10.4 million at an average rate of 8.37%. In addition, the Company had average daily borrowings under a revolving credit facility related to previous debt arrangements of $8.7 million for the period from January 2, 2005 to November 21, 2005 at an average rate of 8.23%. The revolving credit portion of the Credit Facility matures on November 22, 2010.

In accordance with the terms of the Credit Facility, the Company maintained its position in a cash flow hedge originally entered into in May 2004. This cash flow hedge agreement effectively converts $212.5 million of notional principal amount of debt from a variable LIBOR rate to a fixed LIBOR rate of 3.383%. The cash flow hedge agreement terminates on May 8, 2007 and is described more fully in Note 14 to the Consolidated Financial Statements. Additionally, in February 2007, the Company entered another cash flow hedge agreement, which is effective May 8, 2007, matures June 29, 2009 and effectively converts $240.0 million of notional principal amount of debt from a variable LIBOR rate to a fixed LIBOR rate of 5.085%.

Subject to certain terms and conditions, a maximum of $25.0 million of the Credit Facility may be used for letters of credit. As of December 30, 2006, the Company had $12.9 million of standby and documentary letters of credit outstanding under the Credit Facility. Letters of credit are in place to provide added assurance for certain raw material vendors and administrative service providers. None of these letters of credit had been drawn on at December 30, 2006.

Subsidiary indebtedness

Nanhai Nanxin Non-woven Co., Ltd. (“Nanhai”) has a short-term credit facility (denominated in U.S. dollars and Chinese renminbi) with a financial institution in China. The amount of outstanding indebtedness under the facility, collateralized through the pledge of the Nanhai assets, was $5.0 million at December 31, 2005 (at an average annual rate of approximately 4.44%). The facility was renewed during 2006, but had no outstanding borrowings as of December 30, 2006. Additionally, in fiscal 2006, the Company’s operations in China have also entered into other short-term credit facilities denominated in Chinese renminbi with financial institutions in China. These short-term credit facilities are intended to finance working capital requirements. These facilities have an outstanding indebtedness of $4.6 million at December 30, 2006 and mature at various dates through June 2007. All of these short-term borrowings in China are included in Short-term borrowings in the Consolidated Balance Sheets.

In March 2006, one of the Company’s wholly-owned Canadian subsidiaries entered into a term loan totaling approximately $0.6 million with an agency of the Canadian government, which agency focuses on generating capital investment in the country. The principal of the term loan is due September 1, 2008. Provided that the term loan is repaid on September 1, 2008, no interest is due. However, if the Company elects not to pay the loan on September 1, 2008, the Company, subsequent to that date, will begin making monthly payments of principal and interest at 6.25% per year.

Note 10. Income taxes

The components of income (loss) before income taxes are as follows (in thousands):

	2006	2005	2004
Domestic	$(31,445)	$(9,002)	$(2,701)
Foreign	4,188	25,795	15,427
	$(27,257)	$16,793	$12,726

The components of income tax expense (benefit) are as follows (in thousands):

	2006	2005	2004
Current:
Federal and state	$1,020	$(783)	$1,319
Foreign	7,983	3,351	4,278
Deferred:
Federal and state	678	359	520
Foreign	(2,406)	6,869	1,877
Income tax expense	$7,275	$9,796	$7,994

Provision has been made for U.S. and additional foreign taxes for the anticipated repatriation of earnings of certain foreign subsidiaries of the Company. The Company considers the undistributed earnings of its foreign subsidiaries above the amount already provided to be indefinitely reinvested. These additional foreign earnings could become subject to additional tax if remitted, or deemed remitted, as a dividend. However the determination of the additional amount of tax that would be incurred is not practicable because of the complexities associated with its hypothetical calculation. At December 30, 2006, the unremitted earnings of its foreign subsidiaries for which U.S. taxes have not been provided amounted to approximately $23.1 million. Also, in the event of additional tax, unrecognized tax credits may be available to reduce some portion of any U.S. income tax liability.

Management judgment is required in determining tax provisions and evaluating tax positions. Although management believes its tax positions and related provisions reflected in the Consolidated Financial Statements are fully supportable, it recognizes that these tax positions and related provisions may be challenged by various tax authorities. These tax positions and related provisions are reviewed on an ongoing basis and are adjusted as additional facts and information become available, including progress on tax audits, changes in interpretations of tax laws, developments in case law and closing of statute of limitations. The Company’s tax provision includes the impact of recording reserves and any changes thereto. As of December 30, 2006, the Company has a number of tax audits in process and open tax years with various taxing jurisdictions that range from 1998 to 2006. Although the results of current tax audits and reviews related to open tax years have not been finalized, management believes that the ultimate outcomes will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Income taxes computed at the Company’s U.S. federal statutory rate differed from the provision for income taxes as follows (in thousands):

	2006	2005	2004
Computed income tax expense (benefit) at statutory rate	$(9,540)	$5,878	$4,454
State income taxes, net of federal tax benefit	1,623	535	858
Utilization of post-emergence net operating loss carryforwards	—	(354)	—
Valuation allowance	7,738	282	3,103
Withholding taxes and tax credits	1,339	1,290	927
Effect of foreign operations, net	777	(381)	(1,489)
Effect of foreign earnings on U.S. taxes and other, net	5,338	2,546	141
Income tax expense	$7,275	$9,796	$7,994

The Company’s financial reorganization, through the Chapter 11 process, caused an ownership change for federal income tax purposes. As a result, future tax deductions related to certain “built-in deductions and losses” will be limited by Section 382 of the Internal Revenue Code, as amended (“Section 382”) during the five-year period following the ownership change (the recognition period). The Company had substantial amounts of such built-in deductions and losses (primarily depreciation deductions) scheduled to be realized during the recognition period. Under Section 382, such built-in losses will be subject to an annual usage limitation of approximately $3.4 million during the recognition period.

At December 30, 2006, the Company had the following significant net operating loss carryforwards for income tax purposes (in thousands):

Country	Amount	Year of expiration
Canada	$9,579	2008-2026
China	1,505	2010-2011
France	1,642	Indefinite
Germany	49,156	Indefinite
Netherlands	23,639	Indefinite
Sweden	1,604	Indefinite
United States (State)	199,000	Various
United States (Federal)	52,133	2023-2026

In addition, the Company had the following credits for income tax purposes as of December 30, 2006 (in thousands):

Country	Type of credit	Amount	Year of expiration
Canada	Investment Tax	$897	2007-2025
Mexico	Asset Tax	6,557	2007-2012
Netherlands	Foreign Tax	156	Indefinite
United States	Foreign Tax	15,169	2009
United States	Alternative Minimum Tax	692	Indefinite

The Company conducts business in foreign jurisdictions which grant holidays from income taxes for a specified period. The Company recognized approximately $0.4 million of tax benefits during fiscal 2006 related to the export activities and capital investments in Cali, Colombia. Such export activities will become subject to a 15% tax beginning in 2007.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as net operating loss and other tax credit carryforwards. Significant components of the Company’s net deferred tax assets and liabilities are as follows (in thousands):

	December 30, 2006	December 31, 2005
Deferred tax assets:
Provision for bad debts	$2,525	$2,684
Inventory capitalization and allowances	2,188	2,734
Net operating loss and capital loss carryforwards	65,595	50,375
Tax credits	8,302	8,416
Foreign tax credits	15,169	15,169
Property, plant and equipment and intangibles, net	32,705	32,475
Other	21,384	18,314
Total deferred tax assets	147,868	130,167
Valuation allowance	(117,427)	(98,536)
Net deferred tax assets	30,441	31,631
Deferred tax liabilities:
Property, plant and equipment and intangibles, net	(21,865)	(31,630)
Stock basis of subsidiaries	(7,709)	(33,780)
Other, net	(32,435)	(26,116)
Total deferred tax liabilities	(62,009)	(91,526)
Net deferred tax liabilities	$(31,568)	$(59,895)

A valuation allowance is recorded when, based on the weight of the evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability of the Company to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. In assessing the realizability of the deferred tax assets, management considers, among other factors, the trend of historical and projected future taxable income with appropriate consideration given to the fact that the Company is less than four years removed from the Chapter 11 process, the scheduled reversal of deferred tax liabilities, the carryforward period for net operating losses and tax credits as well as tax planning strategies available to the Company. After consideration of all the evidence, both positive and negative, the Company has determined that valuation allowances of $117.4 million and $98.5 million are appropriate as of December 30, 2006 and December 31, 2005, respectively.

During fiscal 2006, the Company: (a) recognized additional tax benefits from the utilization of preconfirmation net operating loss carryforwards; (b) completed the Internal Revenue Service (“IRS”) examinations for fiscal years 2003 and 2004, effectively settling certain tax uncertainties with respect to those years; and (c) modified the tax basis of its investment in subsidiaries as a result of completing the IRS examination. In accordance with SOP 90-7, the Company has recognized the tax benefits with respect to such items which were originally estimated as of the Effective Date, in the amount of approximately $27.4 million, first eliminating goodwill of $10.2 million; second, eliminating all remaining intangibles established as of the Effective Date of $13.1 million; with the excess of such tax benefits over the amounts allocable to goodwill and other intangibles as a credit to Additional Paid-in Capital of $4.1 million.

There were no significant income tax refunds receivable at December 30, 2006 and $1.6 million at December 31, 2005. These amounts are included in Other current assets on the Consolidated Balance Sheets.

Note 11. Pension and postretirement benefit plans

In September 2006, the FASB issued SFAS No. 158, which required employers to recognize the funded status of defined benefit plans and other postretirement benefit plans in the Consolidated Balance Sheets, with changes in the plan’s funded status recognized as a component of Accumulated Other Comprehensive Income. SFAS No. 158 has been applied by the Company as of December 30, 2006.

The Company and its subsidiaries sponsor multiple defined benefit plans and other postretirement benefit plans that cover certain employees. Benefits are primarily based on years of service and the employee’s compensation. It is the Company’s policy to fund such plans in accordance with applicable laws and regulations. The benefit obligations and related assets under these plans with respect to the 2006 and 2005 disclosures have been measured as of December 30, 2006 and December 31, 2005, respectively.

	U.S. plans pension benefits		Non-U.S. plans pension benefits
(In thousands)	2006	2005	2006	2005
Change in Projected Benefit Obligation:
Projected benefit obligation at beginning of year	$(12,946)	$(12,504)	$(112,579)	$(94,768)
Additional benefit obligations	—	—	—	(2,852)
Service costs	—	—	(2,452)	(2,633)
Interest costs	(717)	(724)	(5,245)	(5,117)
Participant contributions	—	—	(142)	(498)
Plan amendments	—	—	3,849	(1,232)
Actuarial (loss)/gain	(241)	(714)	1,525	(17,923)
Currency translation adjustment and other	—	—	(8,067)	7,211
Benefit payments	1,024	996	4,924	5,233
Projected benefit obligation at end of year	$(12,880)	$(12,946)	$(118,187)	$(112,579)
Change in Plan Assets:
Fair value of plan assets at beginning of year	$10,259	$9,324	$92,348	$84,225
Actual return on and additional plan assets	1,425	961	6,287	13,450
Employer and plan participant contributions	1,040	970	6,231	6,284
Plan amendments	—	—	—	—
Actuarial (loss)/gain	—	—	—	—
Benefit payments	(1,024)	(996)	(4,924)	(5,233)
Currency translation adjustment and other	—	—	6,986	(6,378)
Fair value of plan assets at end of year	$11,700	$10,259	$106,928	$92,348
Funded status	$(1,180)	$(2,687)	$(11,259)	$(20,231)

The Company has plans whose fair value of plan assets exceeds the benefit obligation. In 2006 and 2005, the total amount netted in the funded status above for such plans approximates $0.9 million and $0.3 million, respectively. The total amount of prepaid benefit cost included in the net prepaid (accrued) benefit cost recognized related to these plans approximates $0.5 million in 2006 and $0.3 million in 2005.

	U.S. postretirement benefit plans		Non-U.S. postretirement benefit plans
(In thousands)	2006	2005	2006	2005
Change in Projected Benefit Obligation:
Projected benefit obligation at beginning of year	$(3,021)	$(3,472)	$(7,201)	$(5,282)
Additional benefit obligations	—	—	—	(1,192)
Service costs	(216)	(132)	(78)	(80)
Interest costs	(212)	(190)	(348)	(376)
Participant contributions	(96)	(71)	—	—
Plan amendments	—	—	591	—
Actuarial (loss)/gain	13	358	702	(498)
Currency translation adjustment and other	—	—	(23)	(226)
Curtailments	(191)	—	—	—
Benefit payments	411	486	489	453
Projected benefit obligation at end of year	$(3,312)	$(3,021)	$(5,868)	$(7,201)
Change in Plan Assets:
Fair value of plan assets at beginning of year	$—	$—	$—	$—
Actual return on plan assets	—	—	—	—
Acquisition	—	—	—	—
Employer and plan participant contributions	315	415	489	453
Plan amendments	96	71	—	—
Benefit payments	(411)	(486)	(489)	(453)
Currency translation adjustment and other	—	—	—	—
Fair value of plan assets at end of year	$—	$—	$—	$—
Funded status	$(3,312)	$(3,021)	$(5,868)	$(7,201)

The following table summarizes the amounts recognized in the Consolidated Balance Sheet as of December 30, 2006 (in thousands):

	U.S. pension plans	Non-U.S. pension plans	U.S. postretirement benefit plans	Non-U.S. postretirement benefit plans
Other assets	$—	$854	$—	$—
Accrued liabilities	—	(47)	(676)	(404)
Other liabilities	(1,180)	(12,066)	(2,637)	(5,464)
Accumulated other comprehensive (income) loss	(394)	12,628	(518)	(1,867)
Net amounts recognized	$(1,574)	$1,369	$(3,831)	$(7,735)

The following table summarizes the amounts recorded to Accumulated Other Comprehensive (Income) Loss, before taxes, as of December 30, 2006 (in thousands):

	U.S. pension plans	Non-U.S. pension plans	U.S. postretirement benefit plans	Non-U.S. postretirement benefit plans
Transition net asset	$—	$107	$—	$—
Net actuarial (gain) loss	(394)	15,070	(401)	(1,331)
Prior service cost	—	(2,549)	(117)	(536)
Net amounts recognized	$(394)	$12,628	$(518)	$(1,867)

The following table summarizes the funded status as of December 31, 2005 (in thousands):

	U.S. pension plans	Non-U.S. pension plans	U.S. postretirement benefit plans	Non-U.S. postretirement benefit plans
Funded status at year-end	$(2,687)	$(20,231)	$(3,021)	$(7,201)
Unrecognized net (gain) loss	(28)	15,827	(400)	(569)
Unrecognized transition net (liability)	—	—	—	11
Unrecognized prior service cost	—	1,232	(149)	—
Currency translation adjustment and other	—	(10)	(173)	(145)
Net amounts recognized	$(2,715)	$(3,182)	$(3,743)	$(7,904)

The following table summarizes the amounts recognized in the Consolidated Balance Sheet as of December 31, 2005 (in thousands):

	U.S. pension plans	Non-U.S. pension plans	U.S. postretirement benefit plans	Non-U.S. postretirement benefit plans
Other assets	$—	$321	$—	$—
Other liabilities	(2,715)	(6,311)	(3,743)	(7,904)
Accumulated other comprehensive (income) loss	—	2,808	—	—
Net amounts recognized	$(2,715)	$(3,182)	$(3,743)	$(7,904)

The following table summarizes the accumulated benefit obligations as of December 31, 2005 (in thousands):

	U.S. pension plans	Non-U.S. pension plans
Accumulated benefit obligation	$12,946	$97,118

	U.S. plans pension benefits			Non-U.S. plans pension benefits
(In thousands, except percent data)	2006	2005	2004	2006	2005	2004
Components of net periodic benefit cost:
Current service costs	$—	$—	$—	$2,452	$2,633	$2,362
Interest costs on projected benefit obligation and other	717	724	783	5,245	5,117	4,231
Return on plan assets	(1,425)	(961)	(881)	(6,287)	(11,917)	(3,705)
Net amortization of transition obligation and other	607	250	299	(306)	6,668	(939)
Periodic benefit cost, net	$(101)	$13	$201	$1,104	$2,501	$1,949
Weighted average assumption rates:
Return on plan assets	8.0%	8.0%	8.0%	2.2-7.5%	6.5-7.5%	6.5-7.5%
Discount rate on projected benefit obligations	5.75	5.75	6.0	4.50-5.00	4.25-5.25	5.25-6.1
Salary and wage escalation rate	N/A	N/A	N/A	2.0-3.0	2.0-3.0	2.0-3.0

	U.S. postretirement benefit plans			Non-U.S. postretirement benefit plans
(In thousands, except percent data)	2006	2005	2004	2006	2005	2004
Components of net periodic benefit cost:
Current service costs	$217	$132	$372	$78	$81	$45
Interest costs on projected benefit obligation and other	212	190	496	348	376	287
Plan amendment	—	—	—	—	—	—
Net amortization of transition obligation, curtailment and other	(26)	(37)	(4,445)	(94)	1,020	(188)
Periodic benefit cost, net	$403	$285	$(3,577)	$332	$1,477	$144
Weighted average assumption rates:
Discount rate on projected benefit obligations	5.75%	5.75%	6.0%	5.00-5.25%	5.25-5.75%	6.0%

As discussed below, in fiscal 2007 the Company will recognize approximately $4.5 million of unamortized losses in its Consolidated Statement of Operations associated with the partial settlement of a Canadian defined benefit pension plan. The assumed annual composite rate of increase in the per capita cost of Company provided health care benefits are reflected in the following table:

Year	Composite rate of increase
2007	9.0%
2008	8.0%
2009	7.5%
2010	7.0%
2011	6.5%
2012	6.0%
2013 and thereafter	5.5%

A one-percentage point increase in the assumed health care cost trend rate would have increased aggregate service and interest cost in 2006 by $0.1 million and the accumulated postretirement benefit obligation as of December 30, 2006 by $0.4 million. A one-percentage point decrease in the assumed health care cost trend rate would have decreased aggregate service and interest cost in 2006 by $0.1 million and the accumulated postretirement benefit obligation as of December 30, 2006 by $0.3 million.

The plan sponsor selects the expected long-term rate-of-return on assets assumption in consultation with their investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience, that may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plans are assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

The plans’ weighted-average asset allocations by asset category are as follows:

	2006	2005
Equity Securities	38%	46%
Debt Securities	45	52
Other	17	2
Total	100%	100%

The trust funds are sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with an overall targeted asset allocation of 40%-55% fixed income debt securities, 40%-55% equity securities and the remainder in cash or cash equivalents. The Investment Managers select investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the Plans’ investment strategy. The Investment Managers will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the Trustee to administer the investments of the Trust within reasonable costs. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the Trust.

The Company’s practice is to fund amounts for its qualified pension plans at least sufficient to meet the minimum requirements set forth in applicable employee benefit laws and local tax laws. Liabilities for amounts in excess of these funding levels are included in the Consolidated Balance Sheet. Employer contributions to its pension plans in 2007 are expected to approximate $6.0 million.

Expected benefit payments

The following table reflects the total benefits projected to be paid from the plans, or from the Company’s general assets, under the current actuarial assumptions used for the calculation of the projected benefit obligations and, therefore, may differ from projected benefit payments.

The expected level of payments to, or on the behalf of, participants is as follows (in thousands):

	Pension	Postretirement
2007	$4,864	$851
2008	5,348	500
2009	5,414	506
2010	5,432	500
2011	5,951	504
2012-2016	36,012	2,538

In December 2004, the Company approved amendments to various postretirement benefit plans which curtailed or eliminated defined benefits previously available under the plans. The amendments as adopted will eliminate, by January 1, 2008, the postretirement benefit plans for all U.S. current retirees of the Company and substantially all U.S. active employees. The three-year phase-out period was granted to provide current retirees and other eligible employees an acceptable period to transition to other alternative medical plans. In accordance with SFAS No. 106, “Employers Accounting for Postretirement Benefits Other Than Pensions” (as amended), the gain on the plan curtailments was recognized upon the adoption of the plan amendments. The gain of $3.6 million was reported as a component of Cost of goods sold and Selling, general and administrative expenses in the Consolidated Statement of Operations for fiscal year 2004 in the amounts of $3.3 million and $0.3 million, respectively.

During the first quarter of fiscal 2006, as part of its restructuring and related cost reduction measures, the Company negotiated certain changes with the union representing the employees of one of the Company’s Canadian operations, including a partial curtailment of a defined benefit pension plan. No net gain or loss has been incurred as a result of the partial curtailment. However, based on elections made by plan participants during the second quarter of fiscal 2006, and as approved by Canadian regulatory authorities on January 16, 2007, the Company will incur a settlement loss associated with employees who have elected to exit the plan. The loss incurred as a result of the partial settlement of the defined benefit pension plan, in the amount of $4.5 million, will be recognized in the first quarter of fiscal 2007 commensurate with governmental approval of the terms of the settlement and upon fulfillment by the Company of its funding requirements in the amount of $1.9 million associated with the approved settlement, which funding obligations were fulfilled in February 2007.

The Company sponsors several defined contribution plans through its domestic subsidiaries covering employees who meet certain service requirements. The Company makes contributions to the plans based upon a percentage of the employees’ contribution in the case of its 401(k) plans or upon a percentage of the employees’ salary or hourly wages in the case of its noncontributory money purchase plans. The cost of the plans was $2.5 million, $2.3 million and $1.9 million for fiscal 2006, 2005 and 2004, respectively.

Note 12. Stock option and restricted stock plans

Stock option plans

The 2003 Stock Option Plan (the “2003 Option Plan”) was approved by the Company’s Board of Directors and shareholders and is administered by the Compensation Committee of the Board of Directors. The stock options, representing 400,000 shares, have a five-year life and vest, based on the achievement of various service and financial performance criteria, over a four-year period, with the initial awards beginning their vesting terms as of January 4, 2004. Vesting of the stock options is accelerated on the occurrence of a change in control. As of December 30, 2006 and December 31, 2005, the Company had awarded non-qualified stock options to purchase 310,500 and 400,000 shares of the Company’s Class A Common Stock, respectively. Accordingly, at December 30, 2006, there remain 89,500 stock options available to be awarded pursuant to the 2003 Option Plan.

Effective January 1, 2006, the Company has elected to account for the 2003 Option Plan in accordance with the methodology defined in SFAS No. 123(R), using the modified prospective transition method. Under the modified prospective transition method, the compensation costs related to all new grants and any unvested portion of prior awards are measured based on the grant-date fair value of the award. Prior to fiscal 2006, the Company elected to account for the 2003 Option Plan in accordance with the intrinsic value method as prescribed by APB No. 25. For fiscal 2006, no compensation costs were recognized for awards under the 2003 Option Plan with performance-based vesting as the performance targets were not achieved, whereas such targets were achieved in fiscal years 2005 and 2004. The compensation costs related to the 2003 Option Plan were $0.2 million, $2.2 million and $0.6 million during fiscal years 2006, 2005 and 2004, respectively, and were included in Selling, general and administrative expenses in the Consolidated Statements of Operations. Had the compensation expense methodology defined in SFAS No. 123(R) been applied for all periods presented, the Company’s net earnings and earnings per common share for fiscal years 2005 and 2004 would have been impacted as summarized in the discussion of the Company’s stock-based compensation accounting policy in Note 2 to the Consolidated Financial Statements.

The following table summarizes the stock option activity related to the 2003 Option Plan for the years ended December 30, 2006, December 31, 2005 and January 1, 2005:

	2006	2005	2004
Unexercised options outstanding—beginning of period	400,000	225,313	240,000
Granted	—	174,687	—
Exercised	—	—	—
Forfeited	89,500	—	14,687
Expired/canceled	—	—	—
Unexercised options outstanding—end of period	310,500	400,000	225,313
Exercisable options:
Vested options as of year-end	174,454	156,328	48,000
Exercisable options as of year-end	—	—	—
Shares available for future grant as of year-end	89,500	—	174,687
Weighted average exercise price per share	$6.00	$6.00	$6.00

The fair value of options granted is estimated using a Black-Scholes option pricing model using the following assumptions:

	2006	2005	2004
Annual dividend yield	0.0%	0.0%	0.0%
Weighted average expected life (years)	3.4	4.4	5.0
Risk-free interest rate	4.3%	3.9%	3.2%
Expected volatility	41.0%	37.0%	37.0%
Weighted average fair value per option granted	$18.87	$17.95	$3.41

Expected volatility is based primarily on historical volatility. Historical volatility was computed using daily price observations for the period subsequent to the Effective Date. The Company believes this method produces an estimate that is representative of our expectations of the volatility over the expected life of its options. The Company has no reason to believe future volatility over the expected life of these options is likely to differ materially from historical volatility. The weighted-average expected life is based on the mandatory exercise provisions contained in the 2003 Option Plan. The risk-free interest rate is based on the U.S. treasury security rate estimated for the expected life of the options at the date of grant.

SFAS No. 123(R) requires the estimation of forfeitures when recognizing compensation expense and that the estimate of forfeiture be adjusted over the requisite service period should actual forfeitures differ from such estimates. Changes in estimated forfeitures are recognized through a cumulative adjustment, which is recognized in the period of change and which impacts the amount of unamortized compensation expense to be recognized in future periods.

Restricted stock plans

The Company’s shareholders approved the 2004 Restricted Stock Plan for Directors (the “2004 Restricted Plan”), which expires in 2014, for the issuance of restricted shares of the Company’s Class A Common Stock to Directors of the Company, as defined in the 2004 Restricted Plan. The 2004 Restricted Plan approved for issuance 200,000 restricted shares and is administered by a committee of the Company’s Board of Directors not eligible to receive restricted shares under the 2004 Restricted Plan. In fiscal 2006 and 2005, the Company awarded 9,313 and 3,240 restricted shares, respectively, to members of the Company’s Board of Directors for their Board service to the Company. In addition, 12,500 restricted shares were approved for issuance by the Company’s Board of Directors in September 2006 to the Company’s Chairman of the Board as a component of his compensation for serving as interim Chief Executive Officer. The cost associated with these restricted stock grants, which vest over periods ranging from immediately to eighteen months, totaled approximately $0.5 million and $0.1 million for fiscal years 2006 and 2005, respectively, and was included in Selling, general and administrative expenses in the Consolidated Statements of Operations. As of December 30, 2006, 132,307 shares of the Company’s Class A Common Stock are available to be awarded under the 2004 Restricted Plan.

The Company’s 2005 Employee Restricted Stock Plan (the “2005 Stock Plan”) was approved by the Company’s Board of Directors and shareholders and is administered by the Compensation Committee of the Company’s Board of Directors. The 2005 Stock Plan, which expires in 2015, approved for issuance 482,000 restricted shares to employees of the Company. The Compensation Committee may, from time to time, award up to 384,000 shares of restricted stock under the 2005 Stock Plan to such employees and in such amounts and with specified restrictions as it determines appropriate in the circumstances. The award of shares of restricted stock by the Compensation Committee in excess of the 384,000 shares will also require the approval of the Board of Directors of the Company. Vesting of the restricted shares is accelerated on the occurrence of a change in control. During fiscal 2006, 291,500 restricted shares were awarded to certain employees of the Company. Approximately 108,500 of these shares vested immediately with the balance vesting 25% on each of the grant’s anniversary dates, beginning with January 20, 2006 and/or annually based on service and the achievement of certain performance targets. In addition, 47,688 shares have been surrendered during fiscal 2006 by employees to satisfy withholding requirements and 25,144 shares have been forfeited. The compensation cost of $4.2 million related to these restricted stock grants for fiscal 2006 was included in Selling, general and administrative expenses in the Consolidated Statements of Operations. As of December 30, 2006, 263,332 shares of the Company’s Class A Common Stock are available to be awarded under the 2005 Stock Plan.

Note 13. Series A convertible pay-in-kind preferred shares

In conjunction with the Company’s refinancing in April 2004 of the Restructured Credit Facility, the Company’s majority shareholder exchanged approximately $42.6 million in aggregate principal amount of 10.0% Convertible Subordinated Notes due 2007 (the “Junior Notes”) it controlled for 42,633 shares of the Company’s PIK Preferred Shares. Also, during the third quarter of fiscal 2004, $10.1 million in aggregate principal amount of the Company’s Junior Notes were exchanged for 10,083 shares of the Company’s PIK Preferred Shares and 6,719 shares of the Company’s Class A Common Stock. Such Junior Notes were subordinated indebtedness of the Company and provided for interest at an annual rate of 10.0%, which interest, at the option of the holder, could be received in additional principal amounts of the Junior Notes or in cash. The Junior Notes could be converted, at the option of the holder, into shares of Class A Common Stock on the same terms as included in the PIK Preferred Shares (a conversion rate of 137.14286 shares of Class A Common Stock per share of the convertible security, which approximates an initial conversion price of approximately $7.29 per share). As the aforementioned exchanges were a component of the recapitalization of the Company, involving the majority shareholder and other common shareholders of the Company and the exchange by the majority shareholder was a requirement of the then new Bank Facility, the exchanges have been accounted for as a capital transaction and, accordingly, no gain or loss was recognized.

Dividends on the PIK Preferred Shares accrued at an annual rate of 16.0% and were payable semi-annually in arrears on each January 1 and July 1, commencing with July 1, 2004. Such dividends were payable at the option of the Company; (i) through the issuance of additional shares of PIK Preferred Stock; (ii) in cash; or (iii) in a combination thereof. Accordingly, the Company accrued dividends at the stated rate of 16.0% until such time as the form of the dividend was declared by the Company’s Board of Directors. If the dividend was paid-in-kind through the issuance of additional shares of PIK Preferred Stock, the Company recognized the dividend at the estimated fair value of the shares issued in excess of the amounts previously accrued. At any time prior to June 30, 2012, the holders of the PIK Preferred Shares could have elected to convert any or all of their PIK Preferred Shares into shares of the Company’s Class A Common Stock at an initial conversion rate of 137.14286 shares of Class A Common Stock per share of PIK Preferred Shares which approximates an initial conversion price equal to $7.29 per share.

On January 14, 2005, the Company’s Board of Directors declared that dividends accrued on the PIK Preferred Shares from the date of issuance through December 31, 2004, in the amount of $5.6 million, would be paid in the form of PIK Preferred Shares. The Company recorded the value of the additional PIK Preferred Shares declared as a dividend on January 14, 2005, the date the Board of Directors declared that the accrued dividends were to be paid in the form of additional PIK Preferred Shares, rather than cash, reduced by the amount of dividends previously recorded at the stated 16.0% rate. Using the estimated market value of the Company’s Class A Common Stock of $18.50 per share, the fair value of the 5,540 additional PIK Preferred Shares issued in lieu of cash payment was approximately $14.1 million, which exceeded the amount previously accrued by the Company of $5.6 million, based on the stated rate of 16.0%, by approximately $8.5 million. On August 3, 2005, the Company’s Board of Directors declared that dividends accrued on the PIK Preferred Shares from January 1, 2005 through June 30, 2005, in the amount of $4.7 million, would be paid in the form of PIK Preferred Shares. The Company recorded the value of the additional PIK Preferred Shares declared as a dividend on August 3, 2005, the date the Board of Directors declared that the accrued dividends were to be paid in the form of additional PIK Preferred Shares, rather than cash, reduced by the amount of dividends previously recorded at the stated 16.0% rate. Using the estimated market value of the Company’s Class A Common Stock of $27.70 per share, the fair value of the 4,660 additional PIK Preferred Shares issued in lieu of cash payment was approximately $17.7 million, which exceeded the amount previously accrued by the Company of $4.7 million, based on the stated rate of 16.0%, by approximately $13.0 million. In addition, the Company accrued a charge for dividends of $1.8 million for the period from July 2, 2005 through the date that the PIK Preferred Shares were redeemed for, or converted to, shares of the Company’s Class A Common Stock, as described below. Accordingly, total accrued and paid-in-kind dividends amounted to $28.0 million and $5.6 million in fiscal years 2005 and 2004, respectively.

Also, on July 28, 2005, the Company’s Board of Directors authorized the redemption of all of the Company’s PIK Preferred Shares on or before September 30, 2005. On August 16, 2005, the Board of Directors set September 15, 2005 as the redemption date (the “Redemption Date”). In accordance with the terms of the PIK Preferred Shares, the Company would redeem all PIK Preferred Shares outstanding at the Redemption Date at a redemption rate of 37.26397 shares of Class A Common Stock per PIK Preferred Share. At any time prior to the Redemption Date, holders of PIK Preferred Shares could exercise their right to convert their PIK Preferred Shares into shares of Class A Common Stock at a conversion rate of 137.14286 shares of Class A Common Stock per PIK Preferred Share.

As of the close of business on the Redemption Date, five PIK Preferred Shares had been redeemed by the Company with the redemption price being paid by the issuance of 187 shares of Class A Common Stock. Additionally, 62,916 PIK Preferred Shares had been converted by holders into 8,628,473 shares of Class A Common Stock. Also, during the first quarter of fiscal 2005, five PIK Preferred Shares were converted into 686 shares of Class A Common Stock. As a result of these transactions, 8,629,346 additional shares of Class A Common Stock are now issued and outstanding and no PIK Preferred Shares are currently issued or outstanding.

Note 14. Derivatives and other financial instruments and hedging activities

The Company uses derivative financial instruments to manage market risks and reduce its exposure to fluctuations in interest rates and foreign currencies. All hedging transactions are authorized and executed under clearly defined policies and procedures, which prohibit the use of financial instruments for trading purposes.

The Company uses interest-rate derivative instruments to manage its exposure related to movements in interest rates with respect to its debt instruments. As indicated in Note 9 to the Consolidated Financial Statements, to mitigate its interest rate exposure as required by the Credit Facility, the Company entered into a pay-fixed, receive-variable interest rate swap, thus effectively converting the variable LIBOR-based interest payments associated with $212.5 million of the debt to fixed amounts at a LIBOR rate of 3.383%. The notional amount of this contract, which expires on May 8, 2007, was $212.5 million. Cash settlements are made quarterly and the floating rate is reset quarterly, coinciding with the reset dates of the current Credit Facility.

In accordance with SFAS No. 133, the Company designated the swap as a cash flow hedge of the variability of interest payments and applied the shortcut method of assessing effectiveness. The agreement’s terms ensure complete effectiveness in offsetting the variability of the interest component associated with $212.5 million of first-lien term loan debt. As such, there is no ineffectiveness and changes in the fair value of the swap are included in Accumulated Other Comprehensive Income in the Consolidated Balance Sheets. The fair value of the interest rate swap, based on current settlement values, was $1.5 million and $3.8 million as of December 30, 2006 and December 31, 2005, respectively. Those amounts were included in Other noncurrent assets in the Consolidated Balance Sheets.

The impact of this swap on Interest expense, net in the Consolidated Statements of Operations was a decrease of $3.7 million for fiscal year 2006 and an increase of $0.2 million and $2.4 million for fiscal years 2005 and 2004, respectively.

Additionally, on February 8, 2007, the Company entered into a similar pay-fixed, receive-variable interest rate swap contract to become effective on May 8, 2007. The notional principal amount of this new contract, which expires on June 29, 2009, is $240.0 million and effectively fixes the LIBOR interest rate on that amount of debt at 5.085%.

During fiscal years 2006 and 2005, the Company used foreign exchange forward contracts to manage its U.S.-dollar exposure on Euro-based obligations for firm commitments. At December 31, 2005, the Company had approximately $30.1 million of notional amount in outstanding contracts with a third party financial institution. There were no outstanding contracts at December 30, 2006.

Note 15. Shareholders’ equity

As of December 30, 2006 and December 31, 2005, the Company’s authorized capital stock consisted of the following classes of stock:

Type	Par value	Authorized shares
Preferred stock	$.01	173,000
Class A common stock	$.01	39,200,000
Class B convertible common stock	$.01	800,000
Class C convertible common stock	$.01	118,453
Class D convertible common stock	$.01	498,688
Class E convertible common stock	$.01	523,557

All classes of the common stock have similar voting rights. In accordance with the Amended and Restated Certificate of Incorporation, all shares of Class B, C, D and E Common Stock may be converted into an equal number of shares of Class A Common Stock. The shares of preferred stock may be issued from time to time with such designation, preferences, participation rights and optional or special rights (including, but not limited to, dividend rates, voting rights, maturity dates and the like) as determined by the Board of Directors.

Note 16. Segment information

The Company’s reportable segments consist of its primary operating divisions—Nonwovens and Oriented Polymers. This reflects how the overall business is managed by the Company’s senior management and reviewed by the Board of Directors. Each of these businesses sells to different end-use markets, such as hygiene, medical, wipes, industrial and specialty markets. Sales to P&G accounted for more than 10% of the Company’s sales in each of the periods presented. Sales to this customer are reported primarily in the Nonwovens segment and the loss of these sales would have a material adverse effect on this segment. The Company recorded charges and/or income in the Consolidated Statements of Operations during the fiscal years 2006, 2005 and 2004 relating to special charges (credits), net that have not been allocated to the segment data.

Financial data by segment is as follows (in thousands):

	2006	2005	2004
Net sales
Nonwovens	$848,281	$763,777	$672,600
Oriented Polymers	173,327	185,071	172,541
Eliminations	—	—	(407)
	$1,021,608	$948,848	$844,734
Operating income (loss)
Nonwovens	$66,586	$66,211	$59,218
Oriented Polymers	4,340	10,586	12,092
Unallocated Corporate	(26,616)	(20,793)	(19,240)
Eliminations	258	259	202
	44,568	56,263	52,272
Special (charges) credits, net	(38,683)	(9)	8,992
	$5,885	$56,254	$61,264
Depreciation and amortization expense included in operating income (loss)
Nonwovens	$48,998	$45,083	$41,923
Oriented Polymers	10,373	10,643	8,217
Unallocated Corporate	211	106	1,120
Eliminations	(258)	(259)	—
Depreciation and amortization expense included in operating income	59,324	55,573	51,260
Amortization of loan acquisition costs	1,339	1,977	1,970
	$60,663	$57,550	$53,230
Capital spending
Nonwovens	$64,952	$77,088	$23,766
Oriented Polymers	2,438	1,814	1,025
Corporate	777	—	—
	$68,167	$78,902	$24,791
Division assets
Nonwovens	$737,561	$715,977	$732,163
Oriented Polymers	116,368	144,477	149,393
Corporate	390	2,096	560
Eliminations	(112,222)	(97,549)	(127,558)
	$742,097	$765,001	$754,558

Geographic Data:

Export sales from the Company’s United States operations to unaffiliated customers approximated $66.7 million, $60.6 million and $60.2 million during fiscal years 2006, 2005 and 2004, respectively. Geographic data for the Company’s operations, based on the geographic region that the sale is made from, are presented in the following table (in thousands):

	2006	2005	2004
Net sales
United States	$466,956	$444,968	$381,421
Canada	108,571	116,158	111,591
Europe	185,231	184,743	190,470
Asia	54,474	44,297	32,384
Latin America	206,376	158,682	128,868
	$1,021,608	$948,848	$844,734
Operating income (loss)
United States	$(8,822)	$3,327	$3,111
Canada	(1,073)	3,114	4,884
Europe	15,422	15,840	17,393
Asia	5,560	5,445	3,250
Latin America	33,481	28,537	23,634
	44,568	56,263	52,272
Special (charges) credits, net	(38,683)	(9)	8,992
	$5,885	$56,254	$61,264
Depreciation and amortization expense included in operating income (loss)
United States	$25,478	$24,891	$24,240
Canada	8,139	8,429	6,015
Europe	9,226	9,286	8,862
Asia	5,025	4,149	4,014
Latin America	11,456	8,818	8,129
Depreciation and amortization expense included in operating income	59,324	55,573	51,260
Amortization of loan acquisition costs	1,339	1,977	1,970
	$60,663	$57,550	$53,230
Identifiable assets (including intangible assets)
United States	$303,728	$323,596	$294,042
Canada	76,170	94,531	99,382
Europe	193,372	202,324	294,811
Asia	91,383	60,267	35,996
Latin America	189,669	181,834	157,900
Eliminations	(112,225)	(97,551)	(127,573)
	$742,097	$765,001	$754,558

Note 17. Foreign currency loss, net

Components of foreign currency (gain) loss are shown in the table below (in thousands):

	2006	2005	2004
Included in operating income	$1,229	$671	$2,027
Included in other expense (income)	68	(280)	1,046
	$1,297	$391	$3,073

For international subsidiaries which have the U.S. dollar as their functional currency, local currency transactions are remeasured into U.S. dollars, using current rates of exchange for monetary assets and liabilities. Gains and losses from the remeasurement of such monetary assets and liabilities are reported in Foreign currency loss, net in the Consolidated Statements of Operations. Likewise, for international subsidiaries which have the local currency as their functional currency, gains and losses from the remeasurement of monetary assets and liabilities not denominated in the local currency are reported in Foreign currency loss, net in the Consolidated Statements of Operations. Additionally, currency gains and losses have been incurred on intercompany loans between subsidiaries, and to the extent that such loans are not deemed to be permanently invested, such currency gains and losses are also reflected in Foreign currency and other (gain) loss, net in the Consolidated Statements of Operations.

The Company includes gains and losses on receivables, payables and other operating transactions as a component of operating income in foreign currency loss, net. Other foreign currency gains and losses, primarily related to intercompany loans and debt, are included in Foreign currency and other (gain) loss, net.

Note 18. Commitments and contingencies

Non-affiliate leases

The Company leases certain manufacturing, warehousing and other facilities and equipment under operating leases. The leases on most of the properties contain renewal provisions. Rent expense (net of sub-lease income), including incidental leases, approximated $3.7 million, $3.3 million and $4.0 million in fiscal years 2006, 2005 and 2004, respectively. Rental income approximated $0.2 million and $0.6 million in fiscal years 2005 and 2004, respectively. There was no rental income in fiscal year 2006. The expenses are recognized on a straight-line basis over the life of the lease. The approximate net minimum rental payments required under non-affiliate operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 30, 2006 are presented in the following table (in thousands):

Gross minimum rental payments
2007	$3,325
2008	2,747
2009	1,919
2010	1,352
2011	723
Thereafter	1,374
$11,440

Purchase commitments

At December 30, 2006, the Company had commitments of approximately $47.9 million related to the purchase of raw materials, maintenance and converting services. Additionally, the Company has several major committed capital projects, including the installment of a new spunmelt line at the joint venture facility near Buenos Aires, Argentina. Remaining payments due related to these planned capital expansions as of December 30, 2006 totaled approximately $39.4 million and are expected to be expended during fiscal year 2007. The Company has obtained committed local financing subsequent to December 30, 2006 to support the capital expansion in Argentina.

In June 2006, one of the Company’s subsidiaries, Fabpro Oriented Polymers, Inc. (“Fabpro”) entered an agreement relating to the sale of certain assets for $2.3 million and a supply and marketing rights agreement (“supply agreement”) with an unrelated third party. Under the terms of the supply agreement, which has an initial term of 10 years, Fabpro has committed to purchase a minimum level of product (as defined in the supply agreement), representing approximately $7.1 million per year, based on current sales prices, through the year 2012. In the event that Fabpro does not purchase such minimum quantities, Fabpro will be obligated to pay a 12.5% penalty on the value of the committed amounts not purchased, based on sales prices in effect at that time.

Collective bargaining agreements

At December 30, 2006, the Company had approximately 3,471 employees worldwide. Approximately 1,314 employees are represented by labor unions or trade councils, which have entered into separate collective bargaining agreements with the Company. Approximately 25% of the Company’s labor force is covered by collective bargaining agreements that will expire within one year.

Environmental

The Company is subject to a broad range of federal, foreign, state and local laws and regulations relating to pollution and protection of the environment. The Company believes that it is currently in substantial compliance with applicable environmental requirements and does not currently anticipate any material adverse effect on its operations, financial or competitive position as a result of its efforts to comply with environmental requirements.

Litigation

The Company is not currently a party to any material pending legal proceedings other than routine litigation incidental to the business of the Company. During fiscal 2005, the Company was served with a lawsuit by a customer alleging breach of contract and other charges. The discovery phase is continuing and there is not currently enough information to formulate an assessment of the ultimate outcome of the claim. Accordingly, management is not able to estimate the amount of the loss, if any, at this time. The Company intends to vigorously defend this action and believes that it has reasonable arguments available in its defense. However, there is a possibility that resolution of this matter, or others that may arise in the normal course of business, could result in a loss in excess of established reserves, if any.

Note 19. Quarterly results of operations (unaudited)

Quarterly financial data for the fiscal year ended December 30, 2006 and the fiscal year ended December 31, 2005 is presented below (amounts in thousands, except for per share data). All 2006 and 2005 fiscal quarters were comprised of 13 weeks.

Quarterly data for fiscal 2006:

	Fourth quarter ended December 30, 2006	Third quarter ended September 30, 2006	Second quarter ended July 1, 2006	First quarter ended April 1, 2006
Operating data:
Net sales	$263,875	$248,586	$248,706	$260,441
Gross profit	41,416	35,130	36,453	43,204
Net loss	(18,860)	(1,515)	(12,552)	(1,605)
Loss applicable to common shareholders	(18,860)	(1,515)	(12,552)	(1,605)
Loss per common share—basic	$(0.98)	$(0.08)	$(0.65)	$(0.08)
Loss per common share—diluted	$(0.98)	$(0.08)	$(0.65)	$(0.08)

During the fourth quarter of fiscal 2006, the Company recorded special charges (credits), net of approximately $21.9 million. See Note 3 to the Consolidated Financial Statements for additional details related to such special charges (credits), net recognized in fiscal 2006. Additionally, the Company recognized an income tax expense of $3.6 million on a pre-tax loss of $15.2 million. The effective tax rate for the fourth quarter was unfavorably impacted by losses in the U.S. and other jurisdictions for which no tax benefit has been recognized, as well as an adjustment to tax accruals recorded through the previous quarters. See Note 10 to the Consolidated Financial Statements for additional details related to the fiscal year 2006 tax provision.

Quarterly data for fiscal 2005:

	Fourth quarter ended December 31, 2005	Third quarter ended October 1, 2005	Second quarter ended July 2, 2005	First quarter ended April 2, 2005
Operating data:
Net sales	$240,414	$228,220	$235,853	$244,361
Gross profit	36,714	38,905	41,943	43,917
Net income (loss)	(2,433)	194	4,070	5,166
Accrued and paid-in-kind dividends on PIK Preferred Shares	—	14,790	2,357	10,851
Income (loss) applicable to common shareholders	(2,433)	(14,596)	1,713	(5,685)
Income (loss) per common share—basic	$(0.13)	$(1.17)	$0.16	$(0.55)
Income (loss) per common share—diluted	$(0.13)	$(1.17)	$0.16	$(0.55)

Note 20. Supplemental cash flow information

Cash payments of interest and taxes consist of the following (in thousands):

	2006	2005	2004
Cash payments of interest, net of amounts capitalized	$27,546	$34,139	$37,764
Cash payments (refunds) of income taxes, net	6,498	(9,705)	6,827

Noncash investing or financing transactions in fiscal 2006 included the surrender of 47,688 shares of the Company’s Class A Common Stock to the Company by participants in the 2005 Stock Plan in the amount of $1.3 million to satisfy employee withholding tax obligations.

Noncash investing or financing transactions in fiscal 2005 included: (i) the conversion or redemption of 62,926 shares of the Company’s PIK Preferred Shares into approximately 8,629,346 shares of the Company’s Class A Common Stock, (ii) the issuance of 10,200 PIK Preferred Shares as payment-in-kind, in lieu of cash payment, of approximately $10.3 million of dividends on the Company’s PIK Preferred Shares, which resulted in an additional non-cash dividend charge of approximately $21.5 million in excess of the amounts accrued at the stated dividend rate of 16.0% on the PIK Preferred Shares and (iii) the accrual of $1.8 million of dividends on the PIK Preferred Shares from the date of the last dividend declaration date to the date the PIK Preferred Stock were redeemed or converted to Class A Common Stock.

Noncash investing or financing transactions in fiscal 2004 included (i) the issuance of 1,327,177 shares of the Company’s Class A Common Stock and 19,359 shares of the Company’s Class C Common Stock in accordance with the ruling of the United States Bankruptcy Court for the District of South Carolina, (ii) the conversion of $2.7 million of the Company’s Junior Notes into approximately 371,382 shares of the Company’s Class A Common Stock, (iii) the exchange of $42.6 million of the Company’s Junior Notes into approximately 42,633 shares of the Company’s

PIK Preferred Shares, (iv) the exchange of $10.1 million of the Company’s Junior Notes into approximately 10,083 shares of the Company’s PIK Preferred Shares and 6,719 shares of the Company’s Class A Common Stock, (v) the payment in kind in lieu of cash payment of $1.8 million of interest expense on the Junior Notes and (vi) the accrual of $5.6 million of dividends on the PIK Preferred Shares.

Note 21. Subsequent events

On January 3, 2007, the Board of Directors of the Company approved a plan to close its Rogers, Arkansas and Gainesville, Georgia plants in the United States and transfer portions of the business to other locations in North America and Asia. The restructuring plan included the reduction of approximately 170 production and administrative staff positions. As a result of this decision, the Company estimates that it will recognize cash restructuring charges of approximately $5.5 million to $6.0 million during fiscal year 2007. The Company anticipates proceeds of approximately $4.0 million to $5.0 million from the sale of idled facilities and equipment. Additionally, with respect to the planned closure of the aforementioned facilities in fiscal 2007, the Company recognized an impairment charge of $1.4 million in fiscal 2006.

Polymer Group, Inc.
Schedule II—valuation and qualifying accounts
(In thousands)

COLUMN A	COLUMN B	COLUMN C ADDITIONS				COLUMN D DEDUCTIONS		COLUMN E
Description	Balance at beginning of period	Charged to costs and expenses		Charged to other accounts (Describe)		(Describe)		Balance at end of period
Fiscal Year ended December 30, 2006
Allowance for doubtful accounts	$9,586	(523	)(1)	35	(2)	1,518	(3)	$7,580
Valuation allowance for deferred tax assets	98,536	8,835		11,754	(2)(8)	1,698	(4)	117,427
Plant realignment	163	7,135		30		5,284	(5)	2,044
Fiscal Year ended December 31, 2005
Allowance for doubtful accounts	$9,725	1,350		48	(2)	1,537	(3)	$9,586
Valuation allowance for deferred tax assets	103,854	2,681		—		7,999	(2)(6)	98,536
Plant realignment	561	9		(32)		375	(5)	163
Fiscal Year ended January 1, 2005
Allowance for doubtful accounts	$13,570	(1,427	)(7)	869	(2)	3,287	(3)	$9,725
Valuation allowance for deferred tax assets	100,751	3,103		—		—		103,854
Plant realignment	4,564	1,867		39		5,909	(5)	561

(1)    Reserve adjustments of $1,232 net of current year provision of $709.

(2)    Foreign currency translation adjustments.

(3)    Uncollectible accounts written-off.

(4)    Net reduction to goodwill.

(5)    Cash payments and adjustments.

(6)    Net reductions due to realizations of deferred tax assets.

(7)    Reserve adjustments of $2,577, net of current year provision of $1,150.

(8)    Recognition of additional deferred tax assets and valuation allowances related to temporary differences not impacting the Consolidated Statement of Operations and the true-up of deferred tax assets.

Item 1.             Financial statements

Polymer Group, Inc.
Consolidated balance sheets (unaudited)
(In thousands, except share data)

	September 29, 2007	December 30, 2006
ASSETS
Current assets:
Cash and cash equivalents	$36,015	$32,104
Accounts receivable, net	133,787	129,287
Inventories	145,669	132,530
Deferred income taxes	2,026	2,787
Other current assets	27,097	19,531
Total current assets	344,594	316,239
Property, plant and equipment, net	419,952	411,054
Intangibles and loan acquisition costs, net	9,121	10,206
Deferred income taxes	537	555
Other assets	5,804	4,043
Total assets	$780,008	$742,097
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	$4,094	$4,570
Accounts payable and accrued liabilities	148,093	144,313
Income taxes payable	3,645	3,445
Deferred income taxes	295	294
Current portion of long-term debt	30,584	4,170
Total current liabilities	186,711	156,792
Long-term debt	400,749	402,416
Deferred income taxes	24,832	34,616
Other noncurrent liabilities	35,735	22,523
Total liabilities	648,027	616,347
Minority interests	19,112	16,654
Shareholders' equity:
Preferred stock—0 shares issued and outstanding	—	—
Class A common stock—19,255,594 and 19,133,728 shares issued and outstanding at September 29, 2007 and December 30, 2006, respectively	193	191
Class B convertible common stock—120,048 and 135,721 shares issued and outstanding at September 29, 2007 and December 30, 2006, respectively	1	2
Class C convertible common stock—24,319 and 24,319 shares issued and outstanding at September 29, 2007 and December 30, 2006, respectively	—	—
Class D convertible common stock—0 shares issued and outstanding	—	—
Class E convertible common stock—0 shares issued and outstanding	—	—
Additional paid-in capital	188,290	173,368
Retained earnings (deficit)	(114,673)	(89,352)
Accumulated other comprehensive income	39,058	24,887
Total shareholders' equity	112,869	109,096
Total liabilities and shareholders' equity	$780,008	$742,097

See Accompanying Notes.

Polymer Group, Inc.
Consolidated statements of operations (unaudited)
(In thousands, except per share data)

	Three Months Ended September 29, 2007	Three Months Ended September 30, 2006
Net sales	$256,186	$248,586
Cost of goods sold	216,515	213,456
Gross profit	39,671	35,130
Selling, general and administrative expenses	26,097	25,311
Special charges, net	20,350	853
Foreign currency (gain) loss, net	464	(1,152)
Operating income (loss)	(7,240)	10,118
Other expense:
Interest expense, net	8,666	7,479
Foreign currency and other (gain) loss, net	(615)	55
Income (loss) before income tax expense and minority interests	(15,291)	2,584
Income tax expense	5,219	3,443
Minority interests, net of tax	400	656
Net loss	$(20,910)	$(1,515)
Loss per common share:
Basic	$(1.08)	$(0.08)
Diluted	$(1.08)	$(0.08)

See Accompanying Notes.

Polymer Group, Inc.
Consolidated statements of operations (unaudited)
(In thousands, except per share data)

	Nine Months Ended September 29, 2007	Nine Months Ended September 30, 2006
Net sales	$794,238	$757,733
Cost of goods sold	664,241	642,946
Gross profit	129,997	114,787
Selling, general and administrative expenses	82,807	83,264
Special charges, net	30,247	16,752
Foreign currency (gain) loss, net	(436)	1,820
Operating income	17,379	12,951
Other expense (income):
Interest expense, net	24,887	21,076
Foreign currency and other (gain) loss, net	(2,014)	1,110
Loss before income tax expense and minority interests	(5,494)	(9,235)
Income tax expense	12,328	4,558
Minority interests, net of tax	1,555	1,879
Net loss	$(19,377)	$(15,672)
Loss per common share:
Basic	$(1.00)	$(0.81)
Diluted	$(1.00)	$(0.81)

See Accompanying Notes.

Polymer Group, Inc.
Consolidated statements of cash flow (unaudited)
(In thousands)

	Nine months ended September 29, 2007	Nine months ended September 30, 2006
Operating activities:
Net loss	$(19,377)	$(15,672)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deferred income taxes	7,784	(219)
Depreciation and amortization	43,785	44,733
Pension settlement loss	3,849	—
Asset impairment charges	12,491	7,856
Noncash compensation	2,655	5,252
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable, net	(144)	(6,425)
Inventories	(7,433)	(8,100)
Other current assets	(7,566)	(3,529)
Accounts payable and accrued liabilities	(2,945)	14,103
Other, net	(6,032)	(1,473)
Net cash provided by operating activities	27,067	36,526
Investing activities:
Purchases of property, plant and equipment	(46,373)	(63,288)
Proceeds from sale of assets	605	2,685
Acquisition of intangibles and other	—	(407)
Net cash used in investing activities	(45,768)	(61,010)
Financing activities:
Proceeds from borrowings	57,743	59,416
Repayment of borrowings	(33,495)	(53,262)
Advances from (repayments to) equipment supplier, net	(2,792)	3,840
Other, net	—	(305)
Net cash provided by financing activities	21,456	9,689
Effect of exchange rate changes on cash	1,156	289
Net increase (decrease) in cash and cash equivalents	3,911	(14,506)
Cash and cash equivalents at beginning of period	32,104	30,963
Cash and cash equivalents at end of period	$36,015	$16,457

See Accompanying Notes.

Polymer Group, Inc.
Notes to consolidated financial statements

Note 1. Principles of consolidation and financial statement information

Principles of consolidation

The Company is a publicly-traded, leading global innovator, manufacturer and marketer of engineered materials, including nonwoven and oriented polyolefin products, focused primarily on production of nonwovens. With one of the largest platforms in the nonwovens industry, the Company is a global supplier to leading consumer and industrial product manufacturers. The Company operates nineteen manufacturing and converting facilities in nine countries throughout the world. The Company's main sources of revenue are the sales of primary and intermediate products to the medical, hygiene, wipes, industrial and specialty markets.

The accompanying unaudited interim Consolidated Financial Statements include the accounts of Polymer Group and all majority-owned subsidiaries after elimination of all significant intercompany accounts and transactions. The accounts of all foreign subsidiaries have been included on the basis of fiscal periods ended on the same dates as the accompanying unaudited interim Consolidated Financial Statements. All amounts are presented in U.S. dollars, unless otherwise noted.

The accompanying unaudited interim Consolidated Financial Statements and related notes should be read in conjunction with the Consolidated Financial Statements of the Company and related notes as contained in the Annual Report on Form 10-K, as amended, for the period ended December 30, 2006. In the judgment of management, these unaudited interim Consolidated Financial Statements include all adjustments of a normal recurring nature and accruals necessary for a fair presentation of such statements. The Consolidated Balance Sheet data included herein as of December 30, 2006 has been derived from the audited financial statements included in the Company's Annual Report on Form 10-K, as amended.

Reclassification

Certain amounts previously presented in the Consolidated Financial Statements for prior periods have been reclassified to conform with current period classification.

Revenue recognition

Revenue from product sales is recognized when title and risks of ownership pass to the customer. This is generally on the date of shipment to the customer, or upon delivery to a place named by the customer, dependent upon contract terms and when collectibility is reasonably assured and pricing is fixed or determinable. Revenue includes amounts billed to customers for shipping and handling. Provision for rebates, promotions, product returns and discounts to customers is recorded as a reduction in determining revenue in the same period that the revenue is recognized.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The accounting estimates that require management's most significant judgments include the valuation of allowances for accounts receivable and inventory, the assessment of recoverability of long-lived assets, the recognition and measurement of current and deferred income tax assets and liabilities and the valuation and recognition of share-based compensation. Actual results could differ from those estimates.

Stock-based compensation

The Company accounts for stock-based compensation related to its employee share-based plans in accordance with the methodology defined in Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), using the modified prospective transition method. The compensation costs recognized subsequent to the adoption of SFAS No. 123(R) related to all new grants and any unvested portion of prior grants are measured based on the grant-date fair value of the award. Consistent with the provisions of SFAS No. 123(R), awards are considered granted when all required approvals are obtained and when the participant begins to benefit from, or be adversely affected by, subsequent changes in the price of the underlying shares and, regarding awards containing performance conditions, when the Company and the participant reach a mutual understanding of the key terms of the performance conditions. Additionally, accruals for compensation costs for share-based awards with performance conditions are based on the probability of the achievement of such performance conditions.

The Company has estimated the fair value of each stock option grant by using the Black-Scholes option-pricing model. Assumptions are evaluated and revised, as necessary, to reflect market conditions and experience.

Prior to fiscal 2006, the Company accounted for stock options granted under the Polymer Group, Inc. 2003 Stock Option Plan ("2003 Option Plan") in accordance with the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25"). Certain options issued under the 2003 Option Plan contain performance conditions which provide that the number of shares that an employee is entitled to receive is dependent upon the Company's achievement of certain performance criteria. Accordingly, the Company accounted for these grants as awards under a variable plan and, consistent with the provisions of APB No. 25, recognized compensation expense each period from the date of grant to the date of measurement based on the quoted market price of the Company's Class A Common Stock at the end of each reporting period, less the amount that the employee was required to pay.

Under SFAS No. 123(R) and the option pricing model, the estimate of fair value is based on the share price and other pertinent factors, such as expected volatility, at the grant date (as defined pursuant to SFAS No. 123(R)). The resulting estimation of the fair value, using the Black-Scholes option pricing model, of the stock options granted under the 2003 Option Plan and the proforma compensation expense for periods prior to the adoption of SFAS No. 123(R) is less than the compensation cost recognized under the variable plan accounting pursuant to APB No. 25, as previously described. Such difference is primarily attributable to the share price of the underlying common stock, less the option exercise price (APB No. 25 measurement), increasing subsequent to the date of grant in an amount in excess of the fair value of the stock option at the date of grant (SFAS No. 123(R) measurement) estimated using the Black-Scholes option pricing model.

Income taxes

On December 31, 2006, the first day of fiscal 2007, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48") and FASB Staff Position No. FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes," by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the financial statement effects of a tax position should initially be recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold should initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority.

As a result of the implementation of FIN 48, the Company increased the liability for unrecognized tax benefits by $5.9 million and reduced retained earnings by $5.9 million for the cumulative effect of applying the standard. Additionally, with respect to pre-emergence tax positions, consistent with the provisions of AICPA Statement of Position 90-7 "Financial Reporting of Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7") the Company increased the liability for unrecognized tax benefits, included in Other noncurrent liabilities in the Consolidated Balance Sheet, by $2.4 million, decreased deferred tax liabilities by $15.4 million, increased deferred tax assets by $0.1 million and increased additional paid-in capital by $13.1 million. With respect to the net $8.3 million liability recorded for unrecognized tax benefits upon the adoption of FIN 48, $5.0 million represents penalties and interest.

Of the total unrecognized tax benefits, $5.9 million represents the amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate in future periods. Additionally, the Company increased its unrecognized tax benefits during fiscal 2007 by $5.1 million, which included $1.5 million of interest and penalties. There have not been any decreases or reductions in the unrecognized tax benefits, since the adoption of FIN 48, relating to settlements with taxing authorities or as a result of a lapse of the applicable statute of limitations.

The major jurisdictions where the Company files income tax returns include the United States, Canada, China, The Netherlands, France, Germany, Mexico, Colombia, and Argentina. The U.S. federal tax returns have been examined through fiscal 2004 and the foreign jurisdictions generally remain open and subject to examination by the relevant tax authorities for the tax years 2001 through 2006.

The Company continues to recognize interest and/or penalties related to income taxes as a component of income tax expense.

Accumulated other comprehensive income

Accumulated other comprehensive income of $39.1 million at September 29, 2007 consisted of $45.4 million of currency translation gains (net of income taxes of $8.0 million), $4.1 million of transition net assets, gains or losses and prior service costs not recognized as components of net periodic benefit costs (net of income taxes of $1.4 million) and $2.2 million of cash flow hedge losses. Accumulated other comprehensive income of $24.9 million at December 30, 2006 consisted of $31.4 million of currency translation gains (net of income taxes of $6.9 million), $8.0 million of transition net assets, gains or losses and prior service costs not recognized as components of net periodic benefit costs (net of income taxes of $2.1 million) and $1.5 million of cash flow hedge gains. Comprehensive loss for the nine months ended September 29, 2007 amounted to $5.2 million and is net of reclassification adjustments pertaining to the cash flow hedge adjustment and to the amortization of actuarial losses under the Company's defined benefit plans of $1.7 million and $3.8 million, respectively. Comprehensive loss for the nine months ended September 30, 2006 amounted to $7.3 million and is net of a reclassification adjustment pertaining to the cash flow hedge adjustment of $2.6 million.

Recent accounting standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This standard establishes a framework for measuring fair value and also provides guidance for an expanded set of disclosure requirements related to fair value. The Company expects to adopt SFAS No. 157 effective the first quarter of fiscal 2008 and is continuing to evaluate the impact of SFAS No. 157 on the Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits companies to choose to measure certain financial instruments and other items at fair value, with unrealized gains and losses on items for which the fair value option has been elected reported in earnings at each subsequent reporting date. The Company is continuing to review the provisions of SFAS No. 159, which is effective the first quarter of fiscal 2008, and currently does not expect this new accounting standard to have a significant impact on the Consolidated Financial Statements.

Note 2. Concentration of credit risks and accounts receivable factoring agreements

Accounts receivable potentially expose the Company to concentration of credit risk, as defined by SFAS No. 105, "Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk." The Company provides credit in the normal course of business and performs ongoing credit evaluations on its customers' financial condition as deemed necessary, but generally does not require collateral to support such receivables. Customer balances are considered past due based on contractual terms and the Company does not accrue interest on the past due balances. The provision for losses on uncollectible accounts is determined principally on the basis of past collection experience applied to ongoing evaluations of receivables and the risk of repayment. The allowance for doubtful accounts was approximately $5.7 million and $7.6 million at September 29, 2007 and December 30, 2006, respectively, which management believes is adequate to provide for credit loss in the normal course of business, as well as losses for customers who have filed for protection under bankruptcy laws. Once management determines that the receivables are not recoverable, the amounts are removed from the financial records along with the corresponding reserve balance. With respect to the $1.9 million decrease in the allowance for doubtful accounts, $1.3 million of such decrease related to the write-off of specifically identified uncollectible accounts receivable and the corresponding reserves. Sales to the Procter & Gamble Company

("P&G") accounted for approximately 12% and 13% of the Company's sales in the first nine months of fiscal 2007 and 2006, respectively.

The Company has entered into a factoring agreement to sell, without recourse or discount, certain U.S. company-based receivables to an unrelated third-party financial institution. Under the current terms of the factoring agreement, the maximum amount of outstanding advances at any one time is $20.0 million, which limitation is subject to change based on the level of eligible receivables, restrictions on concentrations of receivables and the historical performance of the receivables sold. Additionally, the Company has entered into a factoring agreement to sell, without recourse or discount, certain non-U.S. company-based receivables to an unrelated third-party financial institution. Under the terms of the factoring agreement, the maximum amount of outstanding advances at any one time is $10.0 million, which limitation is subject to change based on the level of eligible receivables, restrictions on concentrations of receivables and the historical performance of the receivables sold.

During the first nine months of fiscal 2007, approximately $144.6 million of receivables have been sold under the terms of the factoring agreements, compared to approximately $140.4 million during the first nine months of fiscal 2006. The sale of these receivables accelerated the collection of the Company's cash, reduced credit exposure and lowered the Company's net borrowing costs. Sales of accounts receivable are reflected as a reduction of Accounts receivable, net in the Consolidated Balance Sheets and meet the applicable criteria of SFAS No. 140,"Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS No. 140"). The amount due from the factoring companies, net of advances received from the factoring companies, was $5.7 million and $6.6 million at September 29, 2007 and December 30, 2006, respectively, and is shown in Other current assets in the Consolidated Balance Sheets. The Company pays factoring fees associated with the sale of receivables based on the dollar value of the receivables sold. Such fees, which are considered to be primarily related to the Company's financing activities, are immaterial and are included in Foreign currency and other (gain) loss, net in the Consolidated Statements of Operations.

Note 3. Special charges, net

The Company's operating income includes special charges, net resulting from corporate-level decisions or Board actions, such as to consolidate and relocate its corporate offices, restructure certain operations or pursue certain transaction opportunities. Additionally, the Company evaluates its long-lived assets for impairment whenever events or changes in circumstances, including those aforementioned, indicate that the carrying amounts may not be recoverable. A summary of such special charges, net is presented in the following table (in thousands):

	Three months ended September 29, 2007	Three months ended September 30, 2006	Nine months ended September 29, 2007	Nine months ended September 30, 2006
Asset impairment charges	$12,156	—	$12,491	$7,856
Restructuring and plant realignment costs	8,175	$692	17,450	5,065
Abandoned acquisition costs	—	161	—	3,831
Other costs	19	—	306	—
	$20,350	$853	$30,247	$16,752

Asset impairment charges

Throughout the 2007 fiscal year, certain of the Company's Canadian operations experienced a continued weakening of sales, earnings and cash flows. Additionally, the strengthening of the Canadian dollar to the U.S. dollar has placed increased pressure on such Canadian operations' ability to achieve previously projected levels of profitability. As a result, during the third quarter of fiscal 2007, the Company re-evaluated such assets for impairment, consistent with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144") and recorded a non-cash charge of approximately $9.5 million associated with the write-down of such assets in the Oriented Polymers segment to estimated fair value. Fair value was estimated based on the present value of expected cash flows from the Canadian assets and the third-party appraisals of certain of such assets. During the second quarter of fiscal 2006, based on a weakening of sales, earnings and cash flows experienced during early fiscal 2006, the Company evaluated such Canadian assets for impairment and recorded a non-cash charge of approximately $5.6 million, consistent with the provisions of SFAS No. 144.

During the second quarter of fiscal 2007, the Company announced further plans to reorganize and consolidate certain of its operations in Europe. Such plans called for the closure of the Company's Neunkirchen, Germany plant, and the subsequent transfer of the business and certain equipment to the Company's plant in Cuijk, The Netherlands, with the building and the remainder of the equipment being offered for sale. See Restructuring and plant realignment costs below. As a result, during the third quarter of fiscal 2007, the Company completed its evaluation of the Neunkirchen real property for impairment, consistent with the provisions of SFAS No. 144 and based on the third-party appraisal of such assets, recorded a non-cash charge of approximately $2.7 million associated with the write-down of such assets, included in the nonwovens segment, to estimated fair value less costs to sell. During the second quarter of fiscal 2007, the Company evaluated the Neunkirchen machinery and equipment for impairment and recorded a non-cash charge of approximately $0.3 million.

The Company expects that depreciation expense will be approximately $2.0 million lower in fiscal 2008 and approximately $1.1 million lower in fiscal 2009, as a result of the aforementioned non-cash impairment charges recognized in fiscal 2007.

During the second quarter of fiscal 2006, the Company also recorded a non-cash charge in the amount of approximately $2.3 million associated with the write-down of nonwovens assets located in Sweden to estimated fair value less costs to sell, as such assets have been removed from service as a result of initiating the Company's European restructuring and consolidation strategies.

Restructuring and plant realignment costs

Accrued costs for restructuring efforts are included in Accounts payable and accrued liabilities in the Consolidated Balance Sheets. These costs generally arise from restructuring initiatives intended to result in lower working capital levels and improved operating performance and profitability through: (i) reducing headcount at both the plant and corporate levels; (ii) improving manufacturing productivity and reducing corporate costs; and (iii) rationalizing certain assets, businesses and employee benefit programs. The following table summarizes the components of the accrued liability with respect to the Company's business restructuring activities accounted for in accordance with SFAS Statement No. 146 "Accounting for Costs

Associated with Exit or Disposal Activities" ("SFAS No. 146") and SFAS Statement No. 88 "Employer Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" ("SFAS No. 88") as of and for the nine month period ended September 29, 2007 (in thousands):

Balance accrued at beginning of year	$2,044
2007 restructuring and plant realignment costs	17,450
Cash payments	(8,930)
Pension settlement loss	(3,849)
Adjustments	12
Balance accrued at end of period	$6,727

The restructuring and plant realignment activities in the first nine months of fiscal 2007 primarily relate to: (i) the Company's closure of two of its plants in the United States, which was communicated to affected employees in January 2007, (ii) a settlement loss associated with a partial curtailment of a defined benefit pension plan at one of the Company's Canadian operations, and (iii) the closure, communicated to affected employees in July 2007, of the Neunkirchen, Germany facility.

U.S. restructuring

In January 2007, the Company communicated a plan to affected employees that it planned to close two of its Nonwoven plants in the United States, with the planned transfer of certain of the business and equipment to other Company facilities in North America and Asia. The plant closures included the reduction of approximately 170 production and administrative staff positions. As a result of the restructuring, the Company recognized employee severance, equipment relocation and other associated costs of approximately $2.2 million and $7.0 million during the three and nine months ended September 29, 2007, respectively. Manufacturing activities ceased at the two plants as of July 31, 2007.

The Company has initiated certain restructuring initiatives pertaining to Oriented Polymers operations located in the United States. For the three and nine months ended September 29, 2007, the Company has incurred restructuring costs of approximately $0.2 million and $0.3 million, respectively, primarily comprised of severance and outplacement costs.

Additionally, during fiscal 2007 the Company has incurred approximately $0.7 million of costs related to the corporate headquarters relocation initially undertaken in fiscal 2006 and other U.S. initiatives.

Canadian restructuring

During the first quarter of fiscal 2006, as part of its restructuring and related cost reduction initiatives for Oriented Polymers, the Company negotiated certain changes with the union representing the employees of one of the Company's Canadian operations, including a partial curtailment of a defined benefit pension plan. No net gain or loss was incurred as a result of the partial curtailment. However, based on elections made by plan participants during the second quarter of fiscal 2006, and as approved by Canadian regulatory authorities on January 16, 2007, the Company incurred a settlement loss associated with employees who have exited the plan. The loss incurred as a result of the partial settlement of the defined benefit pension plan, consisting of the recognition of previously unamortized actuarial losses in the amount of approximately $3.8 million, was recognized in the first quarter of fiscal 2007 commensurate with governmental approval of the terms of the settlement and upon fulfillment by the Company of its funding requirements in February 2007.

European restructuring

In June 2007, the Company announced a plan to close its Neunkirchen, Germany plant, a facility in the Nonwovens segment. The plant closure will include the reduction of approximately 72 positions when such consolidation efforts are completed in early fiscal 2008. The Company expects to incur approximately $5.5 million in severance costs related to this restructuring. As the details of the severance packages were communicated to, and agreed to by, the affected employees in July 2007, the Company, consistent with the provisions of SFAS No. 146, recognized the liability for certain of such severance costs in the third quarter of fiscal 2007 relating to this planned closure. During the third quarter of fiscal 2007, approximately $5.0 million of employee severance costs were recognized related to this plant closure, for which production activities ceased as of September 29, 2007. The Company expects to recognize an additional $0.5 million of severance costs primarily during the fourth quarter of fiscal 2007, as such additional severance benefits are generally contingent on the continuation of employment. The Company also expects to incur approximately $2.0 million of equipment removal and relocation costs associated with the transfer of the equipment to the Company's plant in Cuijk, The Netherlands. Approximately $0.6 million of such costs were recognized in the third quarter of fiscal 2007, with the remainder expected to be incurred and recognized during the fourth quarter of fiscal 2007, consistent with the provisions of SFAS No. 146.

Restructuring in prior periods

The restructuring and plant realignment costs for the first nine months of fiscal 2006 were principally associated with (i) the Company's restructuring and consolidation plan for Europe, which included termination benefits provided to an executive officer of the Company, pursuant to Dutch law, in the amount of $2.1 million and costs associated with the planned closure of the Sweden plant of $0.2 million, (ii) costs related to the relocation of the corporate headquarters to Charlotte, North Carolina in the amount of $2.3 million, and (iii) downsizing certain Canadian operations resulting in severance costs of $0.5 million.

Abandoned acquisition costs

During the first nine months of fiscal 2006, the Company incurred $3.8 million of costs, which were primarily comprised of third-party professional fees, in connection with a potential acquisition. When the negotiations with the acquisition target reached an impasse in the second quarter of fiscal 2006, the Company abandoned its efforts to consummate the acquisition and, accordingly, charged all costs with respect to the acquisition to the Consolidated Statement of Operations.

Other costs

During the first nine months of fiscal 2007, the Company incurred approximately $0.3 million of additional third-party costs associated with the investigation by the Board of Directors initiated in fiscal 2006 that led to the departure of the Company's then Chief Executive Officer and its Vice President, Global Purchasing, and the resulting hiring of its current Chief Executive Officer.

Note 4. Inventories

Inventories are stated at the lower of cost or market primarily using the first-in, first-out method of accounting and consist of the following (in thousands):

	September 29, 2007	December 30, 2006
Finished goods	$76,401	$64,897
Work in process	21,440	17,462
Raw materials	47,828	50,171
	$145,669	$132,530

Inventories are net of reserves, primarily for obsolete and slow-moving inventories, of approximately $10.6 million and $9.6 million at September 29, 2007 and December 30, 2006, respectively. Management believes that the reserves are adequate to provide for losses in the normal course of business.

Note 5. Intangibles and loan acquisition costs

Intangibles and loan acquisition costs consist of the following (in thousands):

	September 29, 2007	December 30, 2006
Cost:
Proprietary technology	$1,675	$1,352
Loan acquisition costs	9,206	9,191
Other	1,902	1,817
	12,783	12,360
Less accumulated amortization	(3,662)	(2,154)
	$9,121	$10,206

Components of amortization expense are shown in the table below (in thousands):

	Three months ended September 29, 2007	Three months ended September 30, 2006	Nine months ended September 29, 2007	Nine months ended September 30, 2006
Amortization of:
Intangibles with finite lives, included in selling, general and administrative expenses	$200	$1,117	$469	$3,319
Loan acquisition costs included in interest expense, net	345	333	1,034	1,002
Total amortization expense	$545	$1,450	$1,503	$4,321

Intangibles are amortized over periods primarily ranging from four to five years. Loan acquisition costs are amortized over the life of the related debt.

Note 6. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities in the Consolidated Balance Sheets include salaries, wages, incentive compensation and other fringe benefits of $21.0 million and $15.6 million as of September 29, 2007 and December 30, 2006, respectively.

Note 7. Debt

Long-term debt consists of the following (in thousands):

	September 29, 2007	December 30, 2006
Credit Facility, as defined below, interest rates for U.S. dollar borrowings are based on a specified base plus a specified margin and are subject to certain terms and conditions:
First Lien Term Loan—average interest at 7.42% and 7.61% as of September 29, 2007 and December 30, 2006, respectively; due in mandatory quarterly payments of approximately $1.0 million, subject to additional payments from annual excess cash flows, as defined by the Credit Facility, with the balance due November 22, 2012	$402,825	$405,900
Argentine Facility:
Argentine Peso Loan—interest at 13.04% as of September 29, 2007; denominated in Argentine pesos with quarterly principal payments scheduled to begin in June 2008	5,998	—
United States Dollar Loan—interest at 8.26% as of September 29, 2007; denominated in U.S. dollars with quarterly principal payments scheduled to begin in June 2008	21,659	—
Other	851	686
	431,333	406,586
Less: Current maturities	(30,584)	(4,170)
	$400,749	$402,416

Credit facility

The Company’s Credit Facility (the “Credit Facility”), which was entered into on November 22, 2005 and amended as of December 8, 2006, consists of a $45.0 million secured revolving credit facility and a $410.0 million first-lien term loan.

All borrowings under the Credit Facility are U.S. dollar denominated and are guaranteed, on a joint and several basis, by each and all of the direct and indirect domestic subsidiaries of the Company. The Credit Facility and the related guarantees are secured by (i) a lien on substantially all of the assets of the Company, its domestic subsidiaries and certain of its non-domestic subsidiaries, (ii) a pledge of all or a portion of the stock of the domestic subsidiaries of the Company and of certain non-domestic subsidiaries of the Company, and (iii) a pledge of certain secured intercompany notes. Commitment fees under the Credit Facility are equal to 0.50% of the daily unused amount of the revolving credit commitment. The Credit Facility limits restricted payments to $5.0 million, including cash dividends, in the aggregate since the effective date of the Credit Facility. The Credit Facility contains covenants and events of default customary for financings of this type, including leverage and interest expense coverage covenants. The Company was in compliance with all such financial covenants at September 29, 2007.

The first-lien term loan requires mandatory payments of approximately $1.0 million per quarter and requires the Company to apply a percentage of proceeds from excess cash flows, as defined by the Credit Facility and determined based on year-end results, to reduce its then outstanding balances under the Credit Facility. Excess cash flows required to be applied to the repayment of the Credit Facility are generally calculated as 50.0% of the net amount of the Company's available cash generated from operations adjusted for the cash effects of interest, taxes, capital expenditures, changes in working capital and certain other items. The amounts of excess cash flows for future periods are based on year-end results; however, the Company currently estimates that the excess cash flow payment with respect to fiscal 2007, which would be payable in March 2008, will be approximately $15.0 million and has classified this amount, in addition to the mandatory payments of approximately $1.0 million per quarter and the future repayment of debt with the application of proceeds in the amount of approximately $9.0 million expected to be received from the sale of certain property and equipment, in the Current portion of long-term debt in the Consolidated Balance Sheet as of September 29, 2007. No excess cash flow payment was required to be made with respect to fiscal 2006.

The interest rate applicable to borrowings under the Credit Facility is based on three-month London Interbank Offered Rate (“LIBOR”) plus a specified margin. The applicable margin for borrowings under both the first-lien term loan and the revolving credit facility is 225 basis points. The Company may, from time to time, elect to use an Alternate Base Rate (“ABR”) for its borrowings under the revolving credit facility based on the bank's base rate plus a margin of 75 to 125 basis points based on the Company's total leverage ratio. As of September 29, 2007, the Company elected to use the one-month LIBOR plus a specified margin for $162.8 million of the first-lien term loan. There were no borrowings under the revolving credit facility as of September 29, 2007 or as of December 30, 2006. As of September 29, 2007, capacity under the revolving credit facility had been reserved for outstanding letters of credit in the amount of $11.5 million, as described below. Average daily borrowings under the revolving credit facility, which were largely ABR-based borrowings, for the period from December 31, 2006 to September 29, 2007 were $2.8 million at an average rate of 9.50%. The revolving credit portion of the Credit Facility matures on November 22, 2010.

In accordance with the terms of the Credit Facility, the Company maintained its position in a cash flow hedge agreement originally entered into in May 2004. This cash flow hedge agreement effectively converted $212.5 million of notional principal amount of debt from a variable LIBOR rate to a fixed LIBOR rate of 3.383%. This cash flow hedge agreement terminated on May 8, 2007. Additionally, in February 2007, the Company entered into another cash flow hedge agreement, which was effective May 8, 2007, matures June 29, 2009 and effectively converts $240.0 million of notional principal amount of debt from a variable LIBOR rate to a fixed LIBOR rate of 5.085%. Such cash flow hedge agreements are described more fully in Note 11 to the Consolidated Financial Statements.

The Company capitalized approximately $0.7 million and $1.2 million of interest costs for the three and nine months ended September 29, 2007, respectively. For the three and nine month periods ended September 30, 2006, the Company capitalized interest costs of $0.8 million and $3.3 million, respectively.

Subject to certain terms and conditions, a maximum of $25.0 million of the Credit Facility may be used for revolving letters of credit. As of September 29, 2007, the Company had $11.5 million of standby and documentary letters of credit outstanding under the Credit Facility. Letters of credit are in place to provide added assurance for certain raw material vendors and administrative service providers. None of these letters of credit had been drawn on at September 29, 2007.

Subsidiary indebtedness

In fiscal 2006, the Company's operations in China entered into short-term credit facilities denominated in Chinese renminbi with financial institutions in China. These short-term credit facilities are intended to finance working capital requirements. Outstanding indebtedness under these facilities was $4.1 million and $4.6 million at September 29, 2007 and December 30, 2006, respectively, which facilities mature at various dates through June 2008. Borrowings under these facilities are shown in Short-term borrowings in the Consolidated Balance Sheets.

In January 2007, the Company's subsidiary in Argentina entered into an arrangement with banking institutions in Argentina to finance the installation of a new spunmelt line at the Company's facility near Buenos Aires, Argentina. The maximum borrowings available under the arrangement amount to $38.4 million and are secured by pledges covering (i) the subsidiary's existing equipment lines; (ii) the outstanding stock of the subsidiary; and (iii) the new machinery and equipment being purchased, as well as a trust assignment agreement related to a portion of receivables due from certain major customers of the subsidiary. As of September 29, 2007, the outstanding indebtedness was approximately $27.7 million, consisting of a $6.0 million Argentine peso-denominated loan and a $21.7 million U.S. dollar-denominated loan. Accrued interest on these loans, which is shown in Accounts payable and accrued liabilities in the Consolidated Balance Sheets, will become part of the loan principal balance at the conclusion of the construction period, at which time the principal payment amounts will be finalized. The interest rate applicable to borrowings under these term loans is based on LIBOR plus 290 basis points for the U.S. dollar-denominated loan and Buenos Aires Interbanking Offered Rate ("BAIBOR") plus 475 basis points for the Argentine peso-denominated loan. Principal payments are scheduled to begin in June 2008 with the loans maturing in March 2018. These dates are subject to change based on the date of the last loan advance. Additionally, in March 2007, the subsidiary in Argentina entered into a short-term credit facility denominated in U.S. dollars with a financial institution in Argentina. This short-term credit facility is intended to finance working capital requirements as necessary. There were no amounts outstanding under the short-term credit facility as of September 29, 2007.

In March 2006, one of the Company's wholly-owned Canadian subsidiaries entered into a term loan totaling approximately $0.6 million with an agency of the Canadian government, which agency focuses on generating capital investment in the country. The principal of the term loan is due September 1, 2008. Provided that the term loan is repaid on September 1, 2008, no interest is due. However, if the Company elects not to repay the loan on September 1, 2008, the Company will begin making monthly payments of principal and interest at 6.25% per year. Based on the expectation that the principal will be repaid when it is due, this debt is shown in Current portion of long-term debt in the Consolidated Balance Sheet as of September 29, 2007.

Note 8. Income taxes

During the three and nine months ended September 29, 2007, the Company recognized income tax expense of $5.2 million and $12.3 million, respectively, on consolidated losses before income taxes of $15.3 million and $5.5 million, respectively. This income tax expense was significantly different than such expense determined at the U.S. federal statutory rate primarily due to losses in the U.S. and certain foreign jurisdictions for which no income tax benefits were recognized or where recognition was limited to the extent of existing deferred tax liabilities. Additionally, the income tax expense was impacted by foreign withholding taxes, for which tax credits are not anticipated, U.S. state income taxes and foreign taxes calculated at statutory rates less than the U.S. federal statutory rate.

During the three and nine months ended September 30, 2006, the Company recognized income tax expense of $3.4 million and $4.6 million, respectively, on consolidated pre-tax income of $2.6 million and a consolidated pre-tax loss of $9.2 million, respectively. This income tax expense was significantly different than such taxes determined at the U.S. federal statutory rate primarily due to losses in the U.S. and certain foreign jurisdictions for which no income tax benefits were recognized. Additionally, the income tax benefit and expense was impacted by foreign withholding taxes, for which tax credits are not anticipated, U.S. state income taxes, and foreign taxes calculated at statutory rates less than the U.S. federal statutory rate.

As discussed in Note 1 to the unaudited interim Consolidated Financial Statements, the Company adopted the provisions of FIN 48 on the first day of fiscal 2007. The total amount of unrecognized tax benefits as of December 31, 2006 and September 29, 2007 are $9.7 million and $14.8 million, respectively. These amounts at December 31, 2006 and September 29, 2007, respectively, include accrued interest and penalties of $5.0 million and $6.5 million.

The Company continues to evaluate unrecognized tax benefits as additional legislation and tax rulings are issued by the various tax authorities to which the Company is subject and as additional facts and circumstances develop. During the fourth quarter of 2007, the Company anticipates that it may have discussions with certain tax authorities to clarify ambiguities in the application of administrative practices and precedents related to the appropriate taxation of certain income apportioned to such jurisdiction. Pending the outcome of these discussions, the Company may increase or decrease the total amounts of unrecognized tax benefits by an amount ranging from zero to $1.4 million within the next twelve months related to this position.

Management judgment is required in determining tax provisions and evaluating tax positions. Although management believes its tax positions and related provisions reflected in the Consolidated Financial Statements are fully supportable, it recognizes that these tax positions and related provisions may be challenged by various tax authorities. These tax positions and related provisions are reviewed on an ongoing basis and are adjusted as additional facts and information become available, including progress on tax audits, changes in interpretations of tax laws, developments in case law and closing of statute of limitations.

During 2007, the Company concluded the tax examination by the U.S. Internal Revenue Service for the tax years 2003 and 2004. As of September 29, 2007, the Company has a number of tax audits in process and has open tax years with various taxing jurisdictions that generally range from 2001 to 2006. Although the results of the current tax audits and reviews related to open tax years have not been finalized, management believes that the ultimate outcome will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

On October 1, 2007, Mexico enacted legislation repealing the Asset Tax law and establishing the Flat Rate Business Tax, which legislation will be effective on January 1, 2008. The Company is analyzing the new legislation and its impact, if any, on the Consolidated Financial Statements. The Company expects to complete this analysis, and make any required adjustments, during the fourth quarter of fiscal 2007.

Note 9. Pension and postretirement benefit plans

The Company and its subsidiaries sponsor multiple defined benefit plans and other postretirement benefits that cover certain employees. Benefits are primarily based on years of service and the employee's compensation. It is the Company's policy to fund such plans in accordance with applicable laws and regulations.

Components of net periodic benefit costs for the three and nine months ended September 29, 2007 and September 30, 2006 are as follows (in thousands):

	Pension benefits
	Three months ended		Nine months ended
	September 29, 2007	September 30, 2006	September 29, 2007	September 30, 2006
Current service costs	$603	$938	$1,787	$2,780
Interest costs on projected benefit obligation and other	1,414	1,564	4,187	4,645
Return on plan assets	(1,729)	(1,796)	(5,118)	(5,326)
Amortization of transition obligation and other	(25)	111	(73)	332
Settlement loss	—	—	3,849	—
Periodic benefit cost, net	$263	$817	$4,632	$2,431

	Pension benefits
	Three months ended		Nine months ended
	September 29, 2007	September 30, 2006	September 29, 2007	September 30, 2006
Current service costs	$45	$59	$133	$176
Interest costs on projected benefit obligation and other	118	133	348	398
Amortization of transition obligation and other	(72)	(31)	(211)	(93)
Periodic benefit cost, net	$91	$161	$270	$481

As of September 29, 2007, the Company had contributed $6.0 million to its pension and postretirement benefit plans for the 2007 benefit year. The Company presently anticipates contributing an additional $1.4 million to fund its plans in 2007, for a total of $7.4 million.

During the first quarter of fiscal 2006, as part of its restructuring and related cost reduction initiatives, the Company negotiated certain changes with the union representing the employees of one of the Company’s Canadian operations, including a partial curtailment of a defined benefit pension plan. No net gain or loss was incurred as a result of the partial curtailment.

However, based on elections made by plan participants during the second quarter of fiscal 2006, and as approved by Canadian regulatory authorities on January 16, 2007, the Company incurred a settlement loss associated with employees who have exited the plan. The loss incurred as a result of the partial settlement of the defined benefit pension plan, consisting of the recognition of previously unamortized actuarial losses in the amount of approximately $3.8 million, was recognized in the first quarter of fiscal 2007 commensurate with governmental approval of the terms of the settlement and upon fulfillment by the Company of its funding requirements in February 2007.

Note 10. Stock option and restricted stock plans

Stock option plans

The 2003 Option Plan, which expires December 3, 2013, was approved by the Company’s Board of Directors and shareholders and is administered by the Compensation Committee of the Board of Directors. The 2003 Option Plan approved for issuance up to 400,000 non-qualified stock options to acquire shares of the Company’s Class A Common Stock. The stock options have a five-year life and vest, based on the achievement of various service and financial performance criteria, over a four-year period. Vesting of the stock options may be accelerated on the occurrence of a change in control or other events, as defined. With respect to post-vesting restrictions, the 2003 Option Plan provides that each option must be exercised, if at all, upon the earlier to occur of (i) the date that is five years after the award date of the option or (ii) concurrently upon the consummation of a change in control, as defined. As of September 29, 2007 and December 30, 2006, the Company had awarded grants of non-qualified stock options to purchase 381,475 shares and 310,500 shares of the Company’s Class A Common Stock, respectively. Accordingly, at September 29, 2007, there remain 18,525 stock options available to be awarded pursuant to the 2003 Option Plan.

The Company accounts for the 2003 Option Plan in accordance with the methodology defined in SFAS No. 123(R). As of September 29, 2007, with respect to the 381,475 options to purchase Class A Common Stock awarded under the 2003 Option Plan, 53,865 are subject to future vesting based on the attainment of future performance targets, which targets had not been established as of September 29, 2007. Accordingly, pursuant to the provisions of SFAS No. 123(R), 327,610 options to purchase Class A Common Stock have been considered granted under the 2003 Option Plan as of September 29, 2007. The compensation costs related to the 2003 Option Plan were $0.5 million and $1.4 million for the three and nine months ended September 29, 2007, respectively, and were included in Selling, general and administrative expenses in the Consolidated Statements of Operations. For the three and nine months ended September 30, 2006, such costs were $0.3 million and $0.8 million, respectively.

Information regarding the Company’s stock options granted, as defined by SFAS No. 123(R), and outstanding as of September 29, 2007 is as follows:

	Vested	Expected to vest
For options granted and outstanding:
Number of options	178,506	149,104
Weighted average exercise price	$6.00	$6.00
Aggregate intrinsic value (in $000s)	$3,840	$3,207
For nonvested options:
Compensation cost not yet recognized (in $000s)		$1,665
Weighted average period of recognition (years)		0.9

No options granted under the 2003 Option Plan were exercisable as of September 29, 2007.

Restricted stock plans

2004 Restricted stock plan for directors

The Company’s shareholders and Board of Directors approved the 2004 Polymer Group, Inc. Restricted Stock Plan for Directors (the “2004 Restricted Plan”), which expires in 2014, for the issuance of restricted shares of the Company’s Class A Common Stock to Directors of the Company, as defined in the 2004 Restricted Plan. The 2004 Restricted Plan approved for issuance up to 200,000 restricted shares and is administered by the Restricted Stock Committee, which is a committee of the Company’s Board of Directors not eligible to receive restricted shares under the 2004 Restricted Plan.

In the first nine months of fiscal years 2007 and 2006, the Company awarded 6,842 and 7,853 restricted shares, respectively, to members of the Company’s Board of Directors for their Board service to the Company. In addition, 12,500 restricted shares were approved for issuance by the Company’s Board of Directors in September 2006 to the Company’s Chairman of the Board as a component of his compensation for serving as interim Chief Executive Officer. The cost associated with these restricted stock grants, which vest over periods ranging to eighteen months, totaled approximately $0.1 million and $0.2 million for the three and nine months ended September 29, 2007, respectively, and was included in Selling, general and administrative expenses in the Consolidated Statement of Operations. For the three and nine months ended September 30, 2006, these costs approximated $0.4 million and $0.5 million, respectively.

Additionally, in April 2007, 50,000 restricted shares were issued pursuant to the terms of the Executive Employment Agreement entered into with the Company’s Chief Executive Officer. Such shares vest over a four year service period effective April 23, 2007, and such vesting will be accelerated upon a change in control and the completion of a minimum service period, as defined. The compensation costs associated with such restricted shares issued under the terms of the Executive Employment Agreement totaled $0.1 million and $0.1 million, respectively, for the three and nine months ended September 29, 2007 and were included in Selling, general and administrative expenses in the Consolidated Statement of Operations. Compensation cost not yet recognized for such nonvested restricted shares issued under the terms of the Executive Employment Agreement was approximately $1.2 million as of September 29, 2007, and the weighted average period of recognition for such compensation was 1.8 years as of September 29,

2007. As of September 29, 2007, there remain 75,465 shares of the Company’s Class A Common Stock available to be awarded under the 2004 Restricted Plan.

2005 Employee restricted stock plan

The Polymer Group, Inc. 2005 Employee Restricted Stock Plan (the “2005 Stock Plan”) was approved by the Company’s shareholders and Board of Directors and is administered by the Compensation Committee of the Company’s Board of Directors. The 2005 Stock Plan, which expires in 2015, approved for issuance up to 482,000 restricted shares to employees of the Company. The Compensation Committee may, from time to time, award up to 384,000 shares of restricted stock under the 2005 Stock Plan to such employees and in such amounts and with specified restrictions as it determines appropriate in the circumstances. The award of restricted stock by the Compensation Committee in excess of the 384,000 shares will also require the approval of the Board of Directors of the Company. Other than for certain shares initially awarded and immediately vested on January 20, 2006, shares awarded under the 2005 Stock Plan primarily vest 25% on each of the grant’s anniversary dates based on a combination of service and/or the achievement of certain performance targets. Vesting of the restricted shares, other than those shares issued pursuant to the terms of the Executive Employment Agreement entered into with the Company’s Chief Executive Officer, may be accelerated on the occurrence of a change in control or other events, as defined. Vesting of shares awarded under the Executive Employment Agreement will be accelerated under a change in control and the completion of a minimum service period, as defined.

During fiscal 2006, 291,500 restricted shares were awarded to certain employees of the Company. In addition, 47,688 shares were surrendered during fiscal 2006 by employees to satisfy withholding requirements and 25,144 shares were forfeited during fiscal 2006. As of December 30, 2006, awards for 218,668 shares of the Company's Class A Common Stock were outstanding and 263,332 shares were available for future award under the 2005 Stock Plan. For the three and nine months ended September 30, 2006, compensation costs pertaining to the 2005 Stock Plan were $0.3 million and $4.0 million, respectively.

During the first nine months of fiscal 2007, 65,800 restricted shares were awarded to certain employees of the Company, of which, 50,000 shares were awarded under the terms of the Executive Employment Agreement entered into with the Company's Chief Executive Officer. In addition, during the first nine months of fiscal 2007, 12,439 shares were surrendered by employees to satisfy withholding requirements and 4,010 shares were forfeited.

The compensation costs associated with the 2005 Stock Plan totaled $0.4 million and $1.0 million for the three and nine months ended September 29, 2007, respectively, and were included in Selling, general and administrative expenses in the Consolidated Statement of Operations. As of September 29, 2007, awards for 268,019 shares of the Company's Class A Common Stock were outstanding and 213,981 shares were available for future award under the 2005 Stock Plan.

The Company accounts for the 2005 Stock Plan in accordance with the methodology defined in SFAS No. 123(R). As of September 29, 2007, of the 268,019 shares awarded and outstanding under the 2005 Stock Plan, 48,795 shares are subject to future vesting based on the attainment of future performance targets, which targets had not been established as of September 29, 2007. Accordingly, pursuant to the provisions of SFAS 123(R), 219,224 restricted shares are considered granted under the 2005 Stock Plan as of September 29, 2007. Compensation cost not yet recognized for nonvested restricted shares considered granted under the 2005 Stock Plan was approximately $2.2 million as of September 29, 2007, and the weighted average period of recognition for such compensation was 1.3 years as of September 29, 2007. Additional paid-in capital in the Consolidated Balance Sheet as of September 29, 2007 is reflected net of unearned compensation in the amount of approximately $4.6 million relating to awards of restricted shares to employees.

Note 11. Derivative and other financial instruments and hedging activities

The Company uses derivative financial instruments to manage market risks and reduce its exposure to fluctuations in interest rates and foreign currencies. All hedging transactions are authorized and executed under clearly defined policies and procedures, which prohibit the use of financial instruments for trading purposes.

The Company uses interest-rate derivative instruments to manage its exposure related to movements in interest rates with respect to its debt instruments. As indicated in Note 7 to the Consolidated Financial Statements, to mitigate its interest rate exposure as required by the Credit Facility, the Company has entered into a pay-fixed, receive-variable interest rate swap, effectively converting the variable LIBOR-based interest payments associated with $240.0 million of the debt to fixed amounts at a LIBOR rate of 5.085%. The notional amount of this contract, which became effective on May 8, 2007 and expires on June 29, 2009, was $240.0 million. Cash settlements are made quarterly and the floating rate is reset quarterly, coinciding with the reset dates of the current Credit Facility. Previously, the Company had a similar pay-fixed, receive-variable interest rate swap contract, which effectively converted the variable LIBOR-based interest payments associated with $212.5 million of the debt to fixed amounts at a LIBOR rate of 3.383%. The notional amount of this contract, which expired on May 8, 2007, was $212.5 million. Cash settlements were made quarterly and the floating rate was reset quarterly, coinciding with the reset dates of the current Credit Facility.

In accordance with SFAS No. 133, the Company designated these swaps as cash flow hedges of the variability of interest payments with changes in the fair value of the swap recorded to Accumulated other comprehensive income in the Consolidated Balance Sheets. The fair value of the interest rate swap that expires on June 29, 2009, based on current settlement values, was an obligation of $2.2 million as of September 29, 2007. That amount is included in Other noncurrent liabilities in the Consolidated Balance Sheets.

The impact of these swaps on Interest expense, net in the Consolidated Statements of Operations was a decrease of $0.2 million and $1.7 million for the three and nine months ended September 29, 2007, respectively. For the three and nine months ended September 30, 2006, the impact was a decrease of $1.1 million and $2.6 million, respectively.

Note 12. Earnings per share and shareholders' equity

Calculations have not been presented to reconcile basic earnings per common share to diluted earnings per common share for the three and nine months ended September 29, 2007 or the three and nine months ended September 30, 2006 as the impact of such calculations are anti-dilutive. Average shares outstanding for the three and nine months ended September 29, 2007 were 19,387,680 and 19,345,681, respectively. Average shares outstanding for the three and nine months ended September 30, 2006 were 19,299,589 and 19,291,362, respectively.

As of September 29, 2007, the Company's authorized capital stock consisted of the following classes of stock:

Type	Par value	Authorized shares
Preferred stock	$.01	173,000
Class A common stock	$.01	39,200,000
Class B convertible common stock	$.01	800,000
Class C convertible common stock	$.01	118,453
Class D convertible common stock	$.01	498,688
Class E convertible common stock	$.01	523,557

All classes of the common stock have similar voting rights. In accordance with the Amended and Restated Certificate of Incorporation, all shares of Class B, C, D and E Common Stock may be converted into an equal number of shares of Class A Common Stock. The shares of preferred stock may be issued from time to time with such designation, preferences, participation rights and optional or special rights (including, but not limited to, dividend rates, voting rights, maturity dates and the like) as determined by the Board of Directors.

All authorized shares of the Class D Common Stock and Class E Common Stock are issuable upon the exercise, at $.01 per share, of Series A Warrants and Series B Warrants, respectively ("Warrants"). Such Warrants have (i) customary adjustments for stock splits, stock dividends, and consolidations, (ii) specified anti-dilution protection for sales of securities by the Company at a price below the fair market value of such securities if offered to common stockholders and (iii) specified anti-dilution protection for sales of securities by the Company at a discount that exceeds 25% of the fair market value of such securities. Except as set forth in the preceding sentence, the Warrants do not have anti-dilution provisions. The Warrants (a) are exercisable in the event of a notice provided by the Company of a distribution to shareholders of a minimum amount ($600 million in the case of the Series A Warrants, and $1.15 billion in the case of the Series B Warrants), and (b) terminate upon the earlier to occur of (i) March 4, 2010, or (ii) a change in control of the Company (as defined in the Warrant Certificates). Pursuant to the adjustment provisions of the Warrant Certificates, the Company may be required, immediately prior to exercise of the warrants, to increase the authorized shares of Class D Common Stock and Class E Common Stock presented in the table above by 1,564 shares and 1,642 shares relating to the Series A Warrants and the Series B Warrants, respectively, if the authorized shares are insufficient for the number of warrants to be exercised.

Note 13. Segment information

The Company's reportable segments consist of its two operating divisions—Nonwovens and Oriented Polymers. This reflects how the overall business is managed on a regular basis by the Company's senior management and the Board of Directors. Each of these businesses sells to different end-use markets, such as hygiene, medical, wipes and industrial and specialty markets. Sales to P&G accounted for more than 10% of the Company's sales in each of the periods presented. Sales to this customer are reported primarily in the Nonwovens segment and the loss of these sales would have a material adverse effect on this segment. The Company recorded charges and/or income in the Consolidated Statements of Operations during the three and nine months ended September 29, 2007 and September 30, 2006 relating to special charges, net that have not been allocated to the segment data.

Financial data by segment is as follows (in thousands):

	Three months ended		Nine months ended
	September 29, 2007	September 30, 2006	September 29, 2007	September 30, 2006
Net sales
Nonwovens	$216,447	$210,134	$665,525	$624,405
Oriented Polymers	39,739	38,452	128,713	133,328
	$256,186	$248,586	$794,238	$757,733
Operating income (loss)
Nonwovens	$19,777	$15,317	$61,266	$44,876
Oriented Polymers	(1,415)	821	897	4,019
Unallocated Corporate	(5,252)	(5,167)	(14,537)	(19,192)
	13,110	10,971	47,626	29,703
Special charges, net	(20,350)	(853)	(30,247)	(16,752)
	$(7,240)	$10,118	$17,379	$12,951
Depreciation and amortization expense
Nonwovens	$11,083	$12,426	$34,248	$35,887
Oriented Polymers	2,951	2,331	8,001	7,936
Unallocated Corporate	157	(27)	502	(92)
Depreciation and amortization expense included in operating income	14,191	14,730	42,751	43,731
Amortization of loan acquisition costs	345	333	1,034	1,002
	$14,536	$15,063	$43,785	$44,733
Capital spending
Nonwovens	$25,554	$15,777	$45,131	$60,417
Oriented Polymers	289	785	809	2,284
Corporate	220	288	433	587
	$26,063	$16,850	$46,373	$63,288

	September 29, 2007	December 30, 2006
Division assets
Nonwovens	$772,906	$735,315
Oriented Polymers	107,675	116,839
Corporate	6,894	390
Eliminations	(107,467)	(110,447)
	$780,008	$742,097

Geographic data:

Geographic data for the Company’s operations, based on the geographic region that sales are made from, are presented in the following table (in thousands):

	Three Months Ended		Nine Months Ended
	September 29, 2007	September 30, 2006	September 29, 2007	September 30, 2006
Net sales
United States	$105,405	$113,142	$348,357	$348,411
Canada	26,203	25,147	80,924	84,758
Europe	45,464	44,805	148,367	138,637
Asia	23,419	12,958	61,451	36,041
Latin America	55,695	52,534	155,139	149,886
	$256,186	$248,586	$794,238	$757,733
Operating income (loss)
United States	$1,149	$(2,760)	$6,459	$(6,366)
Canada	(2,080)	(414)	(2,310)	(1,131)
Europe	2,331	2,959	9,644	10,552
Asia	3,561	1,017	8,266	3,780
Latin America	8,149	10,169	25,567	22,868
	13,110	10,971	47,626	29,703
Special charges, net	(20,350)	(853)	(30,247)	(16,752)
	$(7,240)	$10,118	$17,379	$12,951
Depreciation and amortization expense
United States	$4,581	$6,746	$14,492	$18,718
Canada	2,397	1,800	6,357	6,239
Europe	2,049	2,169	6,606	7,035
Asia	2,001	1,115	5,789	3,207
Latin America	3,163	2,900	9,507	8,532
Depreciation and amortization expense included in operating income	14,191	14,730	42,751	43,731
Amortization of loan acquisition costs	345	333	1,034	1,002
	$14,536	$15,063	$43,785	$44,733

	September 29, 2007	December 30, 2006
Identifiable assets (including intangible assets)
United States	$292,945	$303,728
Canada	72,598	76,640
Europe	207,073	193,666
Asia	101,348	91,914
Latin America	213,570	186,596
Eliminations	(107,526)	(110,447)
	$780,008	$742,097

Note 14. Foreign currency and other (gain) loss, net

Components of foreign currency (gain) loss are shown in the table below (in thousands):

	Three Months Ended		Nine Months Ended
	September 29, 2007	September 30, 2006	September 29, 2007	September 30, 2006
Included in operating income	$464	$(1,152)	$(436)	$1,820
Included in foreign currency and other (gain) loss, net	(511)	(181)	(360)	602
	$(47)	$(1,333)	$(796)	$2,422

For international subsidiaries which have the U.S. dollar as their functional currency, local currency transactions are remeasured into U.S. dollars, using current rates of exchange for monetary assets and liabilities. Gains and losses from the remeasurement of such monetary assets and liabilities are reported in Foreign currency (gain) loss, net in the Consolidated Statements of Operations. Likewise, for international subsidiaries which have the local currency as their functional currency, gains and losses from the remeasurement of monetary assets and liabilities not denominated in the local currency are reported in Foreign currency (gain) loss, net in the Consolidated Statements of Operations. Additionally, currency gains and losses have been incurred on intercompany loans between subsidiaries, and to the extent that such loans are not deemed to be permanently invested, such currency gains and losses are also reflected in Foreign currency and other (gain) loss, net in the Consolidated Statement of Operations.

The Company includes gains and losses on receivables, payables and other operating transactions as a component of operating income in Foreign currency (gain) loss, net. Other foreign currency gains and losses, primarily related to intercompany loans and debt, are included in Foreign currency and other (gain) loss, net.

Additionally, included in Foreign currency and other (gain) loss, net for the nine months ended September 29, 2007 is the cash recovery from the minority shareholder of the Company’s Argentine subsidiary of legal and other costs associated with a prior period legal action of approximately $1.8 million and expenses incurred, in the amount of $0.2 million, associated with the a planned sale of shares, through a secondary offering, by the Company’s majority shareholder and certain other shareholders. See Note 17 to the Consolidated Financial Statements for additional information.

Note 15. Legal proceedings, commitments and contingencies

The Company is not currently a party to any material pending legal proceedings. During 2005, the Company was served with a lawsuit by a customer alleging breach of contract and other charges. The Company is in the process of finalizing settlement of this matter with the customer, and such settlement, which estimated amount has been accrued at September 29, 2007, is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

The Company has several major committed capital projects, including the installation of a new spunmelt line at the Company’s facility near Buenos Aires, Argentina, the retrofit of an existing hydroentanglement line at the Benson, North Carolina plant to produce Spinlace® products and the installation of a new spunmelt line in San Luis Potosi, Mexico. Total expected costs of these three capital projects amount to $106.5 million and the remaining payments due related to these planned capital expenditures as of September 29, 2007 totaled approximately $63.0 million, which is expected to be substantially expended over the remainder of fiscal year 2007 and through fiscal 2008.

Note 16. Supplemental cash flow information

Noncash investing or financing activities in the first nine months of fiscal 2007 included the surrender of 12,439 shares of the Company’s Class A Common Stock to the Company by participants in the 2005 Stock Plan in the amount of $0.3 million to satisfy employee withholding tax obligations. Also, the Company recorded $5.0 million of property, plant and equipment additions, for which payment had not been made as of September 29, 2007.

During the first nine months of 2006, noncash investing or financing activities included the surrender of 36,996 shares of the Company’s Class A Common Stock to the Company by participants in the 2005 Stock Plan in the amount of $1.0 million to satisfy employee withholding tax obligations.

Note 17. Other matters

The Company has filed a Registration Statement on Form S-3 with the Securities and Exchange Commission which, when effective, will permit the sale, from time to time, of shares of the Company’s Class A Common Stock held by the Company, the Company’s majority shareholder and certain other shareholders, but neither the Company nor the shareholders are under any obligation to do so. The Company will not receive any proceeds from the sale of the shares by the Company’s majority shareholder and certain other selling shareholders, but will bear certain of the expenses in connection with those sales. During the three months ended September 29, 2007, the Company recorded $0.7 million of costs related to the registration statement. Of the total, $0.5 million was deemed to be associated with the potential sale of shares by the Company and recorded as an adjustment to Additional paid-in capital. The balance of $0.2 million was deemed to be associated with the potential sale of shares by the Company’s majority shareholder and certain other shareholders and is included in Foreign currency and other (gain) loss, net in the Consolidated Statement of Operations.

Prospectus

12,962,963 shares

Class A common stock

This prospectus relates to the offer and potential resale from time to time by us, MatlinPatterson Global Opportunities Partners L.P. and certain of its affiliates and certain other selling stockholders of up to $350 million in aggregate offering amount of our Class A Common Stock. MatlinPatterson Global Opportunities Partners L.P. and its affiliated funds collectively own approximately 71% of our Class A Common Stock and are “affiliates” of ours, as such term is defined in the Securities Act of 1933, as amended. Assuming an offering price of $27.00 per share (the last reported sale price of our Class A Common Stock on October 30, 2007) and that all of the shares are sold by us and the selling stockholders, the sale of $350 million in aggregate offering amount of our Class A Common Stock would result in the sale of approximately 12,962,963 shares or approximately 67% of the total number of shares of our Class A Common Stock issued and outstanding. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Based upon an offering price of $27.00 per share as noted above, which would equate to 12,962,963 shares, we currently anticipate that up to 5,574,074 shares will be sold by us and up to 7,388,899 shares will be sold by the selling stockholders. However these amounts are subject to change. The actual amount of shares to be sold by us and the selling stockholders in any particular offering will be set forth in the applicable prospectus supplement.

The shares may be offered for resale from time to time by us or the selling stockholders in a number of different ways and at market prices prevailing at the time of sale or at privately negotiated prices. Our registration of the shares of Class A Common Stock covered by this prospectus does not mean that we or the selling stockholders will offer or sell any of the shares. The securities may be sold directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. If we or the selling stockholders use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement. More information about how the securities may be sold is included in the section entitled “Plan of Distribution.”

You should read this prospectus and any prospectus supplement carefully before you purchase any of our securities sold by us or the selling stockholders. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Our Class A Common Stock is traded on the Over-the-Counter Bulletin Board under the symbol “POLGA.” On October 30, 2007, the last reported sale price of our Class A Common Stock on the Over-the-Counter Bulletin Board was $27.00 per share.

Investing in our Class A Common Stock involves risks. See “Risk Factors” on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 2, 2007

About this prospectus

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process.  Under the shelf registration process, using this prospectus, together with a prospectus supplement, we or the selling stockholders may sell, from time to time, in one or more offerings, the securities described in this prospectus.  Each time we or a selling stockholder offers securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering.  The prospectus supplement may add, update or change information contained in this prospectus. Each time we or a selling stockholder sells securities using this prospectus, we or such selling stockholder are required to provide the purchaser with this prospectus and, in certain cases, a prospectus supplement containing specific information about us or such selling stockholder and the securities being offered.  That prospectus supplement may also include additional risk factors or other special considerations applicable to the securities. You should read this prospectus, the applicable prospectus supplement and the information incorporated by reference in this prospectus before making an investment in our securities.  See “Where You Can Find More Information” for more information.

You should rely only upon the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplements. We and the selling stockholders have not authorized anyone to provide you with different or additional information. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of securities.  This prospectus is not an offer to sell or solicitation of an offer to buy these shares in any circumstances under which the offer or solicitation is unlawful.  The terms “Polymer Group,” “we,” “us,” and “our” as used in this prospectus refer to Polymer Group, Inc. and its subsidiaries.  The phrase “this prospectus” refers to this prospectus and any applicable prospectus supplement, unless the context otherwise requires.

All trademarks, tradenames and service names referred to in this prospectus or incorporated by reference into this prospectus are property of their respective owners.

Our company

We supply engineered materials to a number of the largest consumer and industrial product manufacturers in the world. We have a global presence with an established customer base in both developed and emerging markets. Our product offerings are sold principally to converters that manufacture a wide range of end-use products. We are one of the largest producers of spunmelt and spunlace products in the world, and employ the most extensive range of nonwovens technologies that allow us to supply products tailored to customers’ needs at competitive prices.

We operate nineteen manufacturing and converting facilities (including our joint venture/partnership-type operations in Argentina and China) located in nine countries. We believe that the quality of our manufacturing operations and the breadth of our nonwovens process technologies give us a competitive advantage in meeting the needs of our customers and in leading the development of an expanded range of applications. We have invested in advanced technologies in order to increase capacity, improve quality and develop new high-value fabric structures. Working as a developmental partner with our major customers, we utilize our technological capabilities and depth of research and development resources to develop and manufacture new products to specifically meet their needs.

We have been built through a series of capital expansions and business acquisitions that have broadened our technology base, increased our product lines and expanded our global presence. Moreover, our worldwide resources have enabled us to better meet the needs of existing customers, to serve emerging geographic markets and to exploit niche market opportunities through customer-driven product development.

Polymer Group, Inc. is a Delaware corporation. Our principal executive offices are located at 9335 Harris Corners Parkway, Suite 300, Charlotte, North Carolina 28269, and our telephone number is (704) 697-5100. Our website address is www.polymergroupinc.com. Information on our website is not a part of this prospectus or any applicable prospectus supplement.

Risk factors

Our business is subject to significant risks. You should carefully consider the risks and uncertainties described in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein, including the risks and uncertainties described under the caption “Risk Factors” included in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 30, 2006, as amended, and subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus. The risks and uncertainties described in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in this prospectus, any applicable prospectus supplement or the documents incorporated by reference herein actually occur, our business, financial condition and results of operations could be adversely affected in a material way. This could cause the trading price of our Class A Common Stock to decline, perhaps significantly, and you may lose part or all of your investment.

Forward-looking statements

From time to time, we may publish forward-looking statements relative to matters such as, including, without limitation, anticipated financial performance, business prospects, technological developments, new product introductions, cost savings, research and development activities and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate” or other words that convey the uncertainty of future events or outcomes.

Various statements contained in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements made in this prospectus, any applicable prospectus supplement or the documents incorporated by reference herein relate only to events as of the date on which the statements were made. Unless required by law, we do not undertake any obligation to update these statements and caution against any undue reliance on them. These forward-looking statements are based on current expectations and assumptions about future events. While management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. See Part I, Item 1A. “Risk Factors” of our Annual Report on Form 10-K for the fiscal year ended December 30, 2006, as amended, and subsequent Quarterly Reports on Form 10-Q, which are incorporated herein by reference. There can be no assurance that these events will occur or that our results will be as estimated. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include:

•       general economic factors including, but not limited to, changes in interest rates, foreign currency translation rates, consumer confidence, trends in disposable income, changes in consumer demand for goods produced, and cyclical or other downturns;

•       substantial debt levels and potential inability to maintain sufficient liquidity to finance the Company’s operations and make necessary capital expenditures;

•       inability to meet existing debt covenants;

•       information and technological advances;

•       changes in environmental laws and regulations;

•       achievement of objectives for strategic acquisitions and dispositions;

•       cost and availability of raw materials, labor and natural and other resources and the inability to pass raw material cost increases along to customers;

•       inability to achieve successful start-up on new production lines;

•       domestic and foreign competition;

•       reliance on major customers and suppliers; and

•       risks related to operations in foreign jurisdictions.

Use of proceeds

We will receive all of the net proceeds from the sale by us of our Class A Common Stock registered under the registration statement of which this prospectus is a part. In accordance with our senior secured credit facility, we are currently required to repay our outstanding debt thereunder in an amount equal to 25% of proceeds received by us in an offering (after payment of related fees and expenses). The senior secured credit facility was entered into on November 22, 2005, amended as of December 8, 2006, and consists of a $45.0 million secured revolving credit facility and a $410.0 million first-lien term loan. The interest rate applicable to borrowings under the senior secured credit facility is based on three-month London Interbank Offered Rate (“LIBOR”) plus a specified margin. The applicable margin for borrowings under both the first-lien term loan and the revolving credit facility is 225 basis points. During fiscal 2007, we entered into a new cash flow hedge agreement, effective May 8, 2007 and maturing on June 29, 2009, which effectively converted $240.0 million of notional principal amount of debt from a variable LIBOR rate to a fixed LIBOR rate of 5.085%. As of June 30, 2007, the interest rate was 7.58% for the first-lien term loan. As of June 30, 2007, we had no borrowings under our revolving credit facility and approximately $403.9 million of principal outstanding on our first-lien term loan.

Subject to the repayment obligation in our senior secured credit facility, we currently intend to use the balance of any net proceeds received by us in an offering of our Class A Common Stock for general corporate purposes, including additional repayment of debt. General corporate purposes may include repayment of debt, repurchase of shares of our common stock, capital expenditures, research and development, possible acquisitions and any other purposes that may be stated in any prospectus supplement. Until we use the proceeds of any such offering for the above purposes, we intend to invest the funds in short-term, investment grade, interest-bearing securities.

We will not receive any proceeds from the sale of shares of our Class A Common Stock by the selling stockholders.

We will bear all costs, fees and expenses incurred in effecting the registration of the shares of Class A Common Stock covered by this prospectus and any applicable prospectus supplement, including all registration and filing fees, and fees and expenses of our counsel and our accountants, other than any underwriting discounts and commissions and brokerage expenses and fees and expenses of counsel incurred by the selling stockholders in connection with their sales of shares.

Description of capital stock

General.

As of August 1, 2007, our authorized and outstanding capital stock consisted of:

•       39,200,000 shares of Class A Common Stock (“Class A Common”), of which 19,239,274 shares were outstanding;

•       800,000 shares of Class B Common Stock (“Class B Common”), of which 121,759 shares were outstanding;

•       118,453 shares of Class C Common Stock (“Class C Common”), of which 24,319 shares were outstanding;

•       498,688 shares of Class D Common Stock (“Class D Common”), none of which were outstanding;

•       523,557 shares of Class E Common Stock (“Class E Common”), none of which were outstanding; and

•       173,000 shares of Preferred Stock (“Preferred Stock”), none of which were outstanding.

Set forth below is a summary description of the material terms of our capital stock. This description is qualified in its entirety by reference to our certificate of incorporation and by-laws, each as amended, a copy of each of which is incorporated as an exhibit to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Warrants.

We also have Series A Warrants and Series B Warrants outstanding to purchase at $0.01 per share 498,688 shares of our Class D Common Stock and 523,557 shares of our Class E Common Stock, respectively. The warrants, which are not currently exercisable, expire on the earlier of (i) March 4, 2010 or (ii) the business day immediately preceding the consummation of a change of control of the company, and are only exercisable upon notice from us that we are making a distribution with respect to our common stock above the thresholds set forth in our amended and restated certificate of incorporation. The warrants have (i) customary adjustments for stock splits, stock dividends and consolidations, (ii) specified anti-dilution protection for sales of securities by us at a price below the fair market value of such securities if offered to all of our stockholders and (iii) specified anti-dilution protection for sales of securities by us at a discount that exceeds 25% of the fair market value of such securities. Pursuant to the adjustment provisions of the warrant certificates, we may be required, immediately prior to exercise of the warrants, to increase the number of authorized shares of our Class D Common Stock and Class E Common Stock presented in the table above by 1,564 shares and 1,642 shares relating to the Series A Warrants and the Series B Warrants, respectively, if the authorized shares are insufficient for the number of warrants to be exercised. Each outstanding share of our Class D Common Stock and our Class E Common Stock is convertible at any time into an equal number of shares of our Class A Common Stock.

Common Stock.

All shares of Class A Common, Class B Common, Class C Common, Class D Common and Class E Common are identical in all respects and entitle the holders to the same rights, preferences and privileges, except as noted below or as otherwise required by applicable law.

Voting Rights.   All classes of our common stock are entitled to one vote per share and vote together as a single class.

Distributions.   Each distribution with respect to our common stock is made in the following amounts and priority:

(1)  the holders of Class A Common, Class B Common and Class C Common, as a group, are entitled to ratably receive all distributions in a cumulative amount up to $600 million;

(2)  once the holders of Class A Common, Class B Common and Class C Common, as a group, ratably receive a cumulative amount equal to $600 million, the holders of Class A Common, Class B Common, Class C Common and Class D Common, as a group, are entitled to ratably receive all further distributions in a cumulative amount up to $1.15 billion; and

(3)  after the holders of Class A Common, Class B Common, Class C Common and Class D Common, as a group, ratably receive distributions in a cumulative amount equal to $1.15 billion, the holders of our common stock are entitled to ratably receive all of such further distributions.

We have not paid any dividends on our common stock since the adoption of our amended and restated certificate of incorporation in 2003, and we do not expect to pay any dividends in the foreseeable future. In addition, our senior secured credit facility limits dividends and certain other restricted payments to $5.0 million in the aggregate during the term of this facility.

Sale Transactions.   In the event another person acquires all or substantially all of our assets or more than 51% of our voting capital stock, other than transactions by MatlinPatterson Global Opportunities Partners L.P. to its affiliates, we have to ensure that the holders of our common stock are treated in accordance with provisions (1), (2) and (3) above, if and only to the extent that a distribution of the proceeds of such transaction is required to be made under our certificate of incorporation, as amended.

Stock Splits and Stock Dividends.   We may not subdivide or combine (by stock split, stock dividend or otherwise) the outstanding common stock of one class unless the outstanding common stock of all the other classes are proportionately subdivided or combined. All such subdivisions and combinations will be payable only in Class A Common to the holders of Class A Common, in Class B Common to the holders of Class B Common, in Class C Common to the holders of Class C Common, in Class D Common to the holders of Class D Common and in Class E Common to the holders of the Class E Common.

Amendments.   No amendment or waiver of any provision of our certificate of incorporation described in this “Description of Capital Stock” section will be effective without the prior written consent of the holders of a majority of the then outstanding shares of common stock voting as a single class; provided that no amendment directly to any terms or provisions of any class of common stock that materially and adversely affects such class of common stock will be effective without the prior consent of the holders of a majority of the then outstanding shares of such class of common stock.

Conversion.   Each outstanding share of Class B Common, Class C Common, Class D Common and Class E Common is convertible at any time into an equal number of shares of Class A Common. Under our certificate of incorporation, we are required to reserve such number of shares of Class A Common that will be sufficient to effect the conversion of all issued and outstanding convertible stock.

Preferred stock.

As of the date of this prospectus, we do not have any shares of preferred stock outstanding. Our Board of Directors, however, may authorize the issuance of preferred stock from time to time in one or more series with such designation, preferences, participation rights, optional or other special rights and qualifications (including, dividend or interest rates, conversion prices, voting rights, redemption or repurchase restrictions, maturity dates and other similar matters), limitations or restrictions on the preferred stock as they determine.

Anti-takeover effects of provisions of our charter and by-laws.

Some provisions of our certificate of incorporation, by-laws, the Shareholders’ Agreement and other agreements may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

These provisions include, but are not limited to:

Authorized but unissued shares.   Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval except as may be required by applicable stock exchange rules or Delaware law. These additional shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise. We will not solicit approval of our stockholders for issuance of common and preferred stock unless our board believes that approval is advisable or is required by applicable stock exchange rules or Delaware law.

Cumulative voting.   Our certificate of incorporation does not authorize our stockholders to cumulate voting in the election of directors. As a result, stockholders may not aggregate their votes for a single director.

Number of directors; removal; filling vacancies.   Our by-laws provide that our Board of Directors consist of nine members. Of the nine members, five directors have been designated by MatlinPatterson Global Opportunities Partners L.P., two directors have been designated by the other stockholders (together with any direct or indirect successors) party to the Shareholders’ Agreement who are not affiliated with MatlinPatterson Global Opportunities Partners L.P., and two directors have been designated by our Board of Directors. In addition, the parties to the Shareholders’ Agreement have agreed to each vote or cause to be voted all of their shares of our common stock and other voting equity owned by them, or over which they have voting control, so as to nominate, include on our slate of directors and elect each of their respective designees that served on the Board of Directors immediately prior to such election and/or each other shareholder nominee; provided that, any such nominee has been properly nominated by a shareholder and such nominee has the support of the affirmative vote of at least 12.5% of the outstanding shares of our common stock. The Shareholders’ Agreement further provides that in no event will the size of the Board of Directors be increased by operation of this provision.

Our amended and restated certificate of incorporation provides that a director may be removed with or without cause by affirmative vote of a majority of the outstanding shares of our common stock. Under our certificate of incorporation and our by-laws, the Board of Directors may not change the number of directors without stockholder approval by resolution adopted by affirmative vote of 50.1% of the outstanding shares of our common stock; provided that, no reduction in the number of directors will result in the removal of any director from the Board of Directors during such director’s term of office. Our by-laws also provide that vacancies and newly created directorships resulting from any increase in the total number of directors established by the stockholders may be filled (i) by affirmative vote of a majority of the directors then serving or (ii) by affirmative vote of 50.1% of the outstanding shares of our common stock. Therefore, unless our by-laws and the Shareholders’ Agreement are amended, a stockholder could be prevented from enlarging the Board of Directors and filling the new directorships with the stockholder’s own nominees.

In addition, whenever holders of any class of our capital stock are entitled to elect one or more directors pursuant to our certificate of incorporation such directors will be elected by a plurality of the votes of such class present in person or represented by proxy at the meeting and entitled to vote in the election of such directors. Whenever holders of any class of our capital stock are entitled by the certificate of incorporation to elect one or more directors, vacancies and newly created directorships of such class may only be filled by the affirmative vote of the majority of the total number of directors elected by such class then in office, or by a sole remaining director so elected. Nominations of persons for election to our Board of Directors may be made at a meeting of stockholders (i) by or at the direction of the Board of Directors or (ii) by any stockholder who was a stockholder of record at the time of giving of notice provided for in our by-laws, who is entitled to vote for the election of directors at the meeting and who has complied with the notice procedures in our by-laws.

Annual meetings.   Our by-laws further provide that any action required or permitted to be taken by our stockholders at an annual meeting of stockholders may only be taken if it is properly brought before such meeting, provided that nominations for the election of directors properly made pursuant to the provisions of our by-laws will also be considered at such annual meeting. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice in writing to the secretary of the Polymer Group, Inc. To be timely, a stockholder’s notice must (i) be delivered to or mailed and received at our principal executive office, at any time prior to the date of the annual meeting, (ii) comply with all applicable requirements of the federal securities laws (iii) and must contain certain information described in the by-laws.

Special meetings.   Our certificate of incorporation and by-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman, president, Board of Directors, written notice of at least two directors then in office or stockholders holding at least 25% of the outstanding shares of our common stock. Our by-laws also provide that special meetings of stockholders may be called for any purpose and may be called at any time by written notice to the secretary of Polymer Group, Inc. The only matters that may be considered at any special meeting of the stockholders are the matters specified in the notice of the meeting.

Amendments   In general, our certificate of incorporation and by-laws generally may be amended by a majority vote of the total number of directors then in office, but some provisions, including some of the provisions described above, can only be amended upon the approval of at least one board member who is not affiliated with MatlinPatterson Global Opportunities Partners L.P. The approval of at least one board member who is not affiliated with MatlinPatterson Global Opportunities Partners L.P. is only required if both (i) at least one board member who is not affiliated with MatlinPatterson Global Opportunities Partners L.P. has the right to a seat on the Board of Directors pursuant to the Shareholders’ Agreement, and (ii) at the time such approval is sought one of the following is true (x) at least one board member who is not affiliated with MatlinPatterson Global Opportunities Partners L.P. is a member of the Board of Directors, (y) if a board member who is not affiliated with MatlinPatterson Global Opportunities Partners L.P. is not a member of the Board of Directors, a board member who is not affiliated with MatlinPatterson Global Opportunities Partners L.P. will have been a member of the Board of Directors within sixty days of such time, or (z) if a board member who is not affiliated with MatlinPatterson Global Opportunities Partners L.P. is not, and, within sixty days of such time, has not been, a member of the Board of Directors, a nomination or designation of a proposed board member who is not affiliated with MatlinPatterson Global Opportunities Partners L.P. shall have been made in good faith pursuant to the terms of the Shareholders’ Agreement and not withdrawn, and such nominee or designee has not refused or declined appointment to the Board of Directors.

Anti-takeover effects of provisions of delaware law.

As a Delaware corporation, by an express provision in our certificate of incorporation, we have elected to “opt out” of the restrictions under Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced, excluding, for purposes of determining the number of shares outstanding, (1) shares owned by persons who are directors and also officers of the corporation and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•  on or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In this context, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status owned, 15% or more of a corporation’s outstanding voting securities.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We elected to “opt out” of Section 203 by an express provision in our amended and restated certificate of incorporation. However, we may elect by an amendment to our certificate of incorporation to be subject to Section 203. Such an amendment would not, however, restrict a business combination between us and an interested stockholder if that stockholder became an interested stockholder prior to the effective date of such amendment.

Transfer agent and registrar.

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Selling stockholders

All of the shares of our Class A Common Stock covered by this prospectus that may be sold by the selling stockholders were originally issued by us to the selling stockholders, including those listed in the table below, in connection with our emergence from bankruptcy in March 2003 either directly, upon conversion of securities that were issued in our bankruptcy or upon the subsequent exchange for securities issued in our bankruptcy.

In connection with our emergence from bankruptcy in March 2003, we issued $50.0 million of our 10% Convertible Subordinated Notes due 2007, or the Notes, pursuant to an indenture among us and certain selling stockholders. In conjunction with our refinancing in April 2004 of our restructured credit facility, MatlinPatterson Global Opportunities Partners L.P. and certain of its affiliates listed in the table below exchanged approximately $42.6 million in aggregate principal amount of the Notes for shares of our PIK preferred stock. On or before September 30, 2005, the holders of substantially all of the PIK preferred stock converted all of their outstanding PIK preferred stock into shares of our Class A Common Stock. Any PIK preferred stock not converted into shares of our Class A Common Stock was redeemed by us with the redemption price paid by the issuance of our Class A Common Stock. As a result of these transactions, no PIK preferred stock is currently issued or outstanding.

Based upon information obtained from the selling stockholders listed below and upon information in our possession regarding the issuance of securities to the selling stockholders listed below, 7,014,034 shares were acquired upon conversion of our PIK preferred stock, 6,397,080 shares were acquired in consideration of the cancellation of certain indebtedness acquired through a series of trades in connection with our emergence from bankruptcy and 185,807 shares were acquired in open market transactions. In addition to the entities named below, the selling stockholders include certain unnamed non-affiliates, which hold in the aggregate less than one percent of our outstanding shares of Class A Common Stock. We are registering these shares to permit each of the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares after the date of this prospectus to resell or otherwise dispose of the shares in the manner contemplated under “Plan of Distribution.”

The table below sets forth the name of each selling stockholder, other than the unnamed stockholders described above, the number of shares of Class A Common Stock beneficially owned by each of them, the percentage of our outstanding Class A Common Stock beneficially owned by each of them before the offering, and an estimate of the percentage of our outstanding Class A Common Stock beneficially owned by each of them after an offering. The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them and, other than the Shareholders’ Agreement described below, we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale or other disposition of any of the shares. The percentages of shares beneficially owned before and after the offering are based on 19,255,594 shares of our Class A Common Stock outstanding as of September 29, 2007, including the shares of Class A Common Stock covered hereby.

	Shares of class A common stock beneficially owned prior to the offering		Shares of class A common stock beneficially owned after the offering(2)
Name	Number	Percentage	Percentage
MatlinPatterson Global Opportunities Partners L.P(1)	9,968,811	51.8	23.6
MatlinPatterson Global Opportunities Partners (Bermuda) L.P(1)	3,473,703	18.0	8.2
MatlinPatterson Global Opportunities Partners B, L.P(1)	154,407	*	*

*      Denotes less than 1%.

(1)    MatlinPatterson Global Opportunities Partners L.P. is a party to a Shareholders’ Agreement, dated as of March 5, 2003 (as amended, the “Shareholders’ Agreement”), providing for certain voting agreements regarding election of directors. MatlinPatterson Global Opportunities Partners L.P. disclaims beneficial ownership of shares of Class A Common Stock owned by the other parties to the Shareholders’ Agreement. MatlinPatterson LLC is the holder of all of the membership interests in MatlinPatterson Asset Management LLC. MatlinPatterson Asset Management LLC is the holder of all of the membership interests in MatlinPatterson Global Partners LLC and MatlinPatterson Global Advisers LLC.

MatlinPatterson Global Partners LLC is the general partner of each of the selling stockholders listed in the table. MatlinPatterson Global Advisers LLC has investment authority over securities held by each of these selling stockholders. Mark R. Patterson and David J. Matlin are each an indirect beneficial owner of the shares of Class A Common Stock held by each of these selling stockholders. Mr. Chan is a Managing Partner and Mr. Betolaza is a Partner of MatlinPatterson Global Advisers LLC. Messrs. Chan and Betolaza are directors of Polymer Group, Inc.

An affiliate of MatlinPatterson Global Opportunities Partners L.P. recently acquired a controlling interest in Broadpoint Securities Group, Inc. (formerly known as First Albany Companies Inc.). Broadpoint Securities Group, Inc. is a holding company that controls two registered broker-dealers: Broadpoint Securities, Inc. and Broadpoint Capital, Inc. Accordingly, each of the selling stockholders listed in the table may be deemed to be an affiliate of the two registered broker-dealers. Each of these selling stockholders acquired our shares for the sole benefit of each fund’s limited partners, and with no pre-existing or current intent to distribute the shares through Broadpoint Securities Group, Inc. or its affiliated broker-dealers. Each of these selling stockholders acquired the securities in the ordinary course of business and, at the time of acquisition, had no agreements, understanding or arrangements with any other persons, directly or indirectly, to distribute the securities.

(2)    As noted on the cover page of this prospectus, assuming an offering price of $27.00 per share (the last reported sale price of our Class A Common Stock on October 30, 2007), we currently anticipate that up to 7,388,899 shares will be sold by the selling stockholders listed in the table. However, this amount is subject to change. The actual amount of shares to be sold by the selling stockholders in any particular offering will be set forth in the applicable prospectus supplement. For purposes of this table, however, we have assumed that the selling stockholders listed in the table will sell 7,388,899 shares covered by this prospectus in approximately the same proportion as shown in the table above. We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares covered by this prospectus. Because the selling stockholders may offer all or some of the shares covered by this prospectus and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we can only provide an estimate of the percentage of ownership of the selling stockholders listed in the table after completion of an offering.

Material relationships.   In connection with our emergence from bankruptcy on March 5, 2003, we entered into a Shareholders’ Agreement with MatlinPatterson Global Opportunities Partners L.P., a Delaware limited partnership, Northeast Investors Trust, a Massachusetts business trust, One Group Income Bond Fund, a Massachusetts mutual fund, One Group High Yield Bond Fund, a Massachusetts mutual fund, Southern Ute Growth Fund, an Indian Tribal Fund, Southern Ute Permanent Fund, an Indian Tribal Fund, Atlantic Global Funding Ltd., a Cayman Islands company, CHYPS 1997-1 Ltd., a Cayman Islands company, CHYPS 1999-1 Ltd., a Cayman Islands company, James G. Boyd, in his individual capacity, and Jerry Zucker, in his individual capacity. The Shareholders’ Agreement was subsequently amended on December 20, 2004. Set forth below is a summary of the material terms of the Shareholders’ Agreement, as amended, which was filed as an exhibit to our Form 10-Q for the fiscal quarter ended March 29, 2003, and Amendment No. 1 to Shareholder’s Agreement, which was filed as an exhibit to our Form 10-K for the fiscal year ended January 1, 2005, and are incorporated herein by reference.

Contractual preemptive rights.   The Shareholders’ Agreement grants contractual preemptive rights to each holder of the common stock issued: (a) pursuant to our plan of reorganization from our emergence from bankruptcy in 2003; (b) upon the conversion of our formerly outstanding convertible notes or exercise of our warrants, (c) upon antidilution adjustments, or (d) upon stock splits, stock dividends or otherwise, in each case, in respect of the securities set forth in clauses (a), (b) and (c) above, which we collectively refer to as the Initial Common Stock. Such contractual preemptive rights give each holder of Initial Common Stock the right to purchase up to its pro rata share of any shares of capital stock or options, warrants, conversion rights or other rights to acquire shares of capital stock proposed to be issued by us, subject to certain excluded issuances set forth in the Shareholders’ Agreement which include issuances of up to 4 million shares of common stock (and related options) pursuant to compensatory plans and an unlimited number of shares of common stock issued in acquisitions. The contractual preemptive rights may be waived with the prior consent of both (i) our Board of Directors, including at least one board member that was not designated by MatlinPatterson Global Opportunities Partners L.P., and (ii) MatlinPatterson Global Opportunities Partners L.P. The contractual preemptive rights terminate if we experience a change of control or with the consent of both (i) our Board of Directors, including at least one board member that was not designated by MatlinPatterson Global Opportunities Partners L.P., and (ii) MatlinPatterson Global Opportunities Partners L.P.

Tag-along rights.   MatlinPatterson Global Opportunities Partners L.P. and its affiliates, have agreed that prior to the sale of any shares of common stock to a third party after giving effect to which MatlinPatterson Global Opportunities Partners L.P. and its affiliates would own less than 54.9% of our common stock, MatlinPatterson Global Opportunities Partners L.P. and its affiliates will mail a written notice of the proposed sale to us. We have agreed that within three business days, we will send a notice to holders of our Initial Common Stock identifying the shares proposed to be sold and the terms upon which they are to be sold informing them of their right to participate in such proposed sale on a pro rata basis along with MatlinPatterson Global

Opportunities Partners L.P. and its affiliates. In order to participate in the sale, the holder must deliver its shares it requests to be sold to MatlinPatterson Global Opportunities Partners L.P. and its affiliates. MatlinPatterson Global Opportunities Partners L.P. and its affiliates may then sell their shares (less the number of shares delivered upon exercise of the tag-along rights) for a period of up to 180 days after the deadline set forth in our notice. The tag-along provisions may be waived with the prior consent of both (i) our Board of Directors, including at least one board member that was not designated by MatlinPatterson Global Opportunities Partners L.P., and (ii) MatlinPatterson Global Opportunities Partners L.P. The tag-along provisions terminate if we experience a change of control or with the consent of both (i) our Board of Directors, including at least one board member that was not designated by MatlinPatterson Global Opportunities Partners L.P., and (ii) MatlinPatterson Global Opportunities Partners L.P.

Provisions regarding our board of directors.   The Shareholders’ Agreement sets forth certain covenants of the parties thereto with respect to the composition of our Board of Directors and the voting of the shares held thereby with respect to the nomination, election and removal of directors. Our Board of Directors is fixed at nine members, each with one year terms, subject to the removal provisions of our Amended and Restated By-Laws. Of the nine members, five directors have been designated by the MatlinPatterson Global Opportunities Partners L.P. and its affiliates, two directors have been designated by the other stockholders (together with any direct or indirect successors ) party to the Shareholders’ Agreement who are not affiliated with MatlinPatterson Global Opportunities Partners L.P., and two directors have been designated by our Board of Directors. The voting and appointing of members of the Board of Directors are subject to certain provisions of the Shareholders’ Agreement. In addition, the parties to the Shareholders’ Agreement have agreed to each vote or cause to be voted all of their shares of our common stock and other voting equity owned by them, or over which they have voting control, so as to nominate, include on our slate of directors and elect each of their respective designees that served on the Board of Directors immediately prior to such election and/or each other shareholder nominee; provided that, any such nominee has been properly nominated by a shareholder and such nominee has the support of the affirmative vote of at least 12.5% of the outstanding shares of our common stock. The Shareholders’ Agreement further provides that in no event will the size of the Board of Directors be increased by operation of this provision.

The Shareholders’ Agreement contains other provisions regarding, among other things, reporting obligations, registration rights, transferring rights granted by the Shareholders’ Agreement, third party beneficiaries and enforcement of certain provisions of the Shareholders’ Agreement, specific performance, amendments, granting of equivalent rights to our additional stockholder, and termination of the requirements for approval of actions by the board members who are not affiliated with MatlinPatterson Global Opportunities Partners L.P. once they are no longer required to have a seat on the board.

Plan of distribution

We are registering up to $350 million in aggregate offering amount of our Class A Common Stock, which would equate to 12,962,963 shares based upon an offering price of $27.00 per share (the last reported sale price of our Class A Common Stock on October 30, 2007), for possible sale by us and the selling stockholders. Unless the context otherwise requires, as used in this prospectus, “selling stockholders” includes the selling stockholders named in the table above, certain unnamed non-affiliates, which hold in the aggregate less than one percent of our outstanding shares of Class A Common Stock, and donees, pledgees, transferees or other successors-in-interest selling shares received from the selling stockholders as a gift, pledge, partnership distribution or other transfer after the date of this prospectus.

We and the selling stockholders may offer and sell all or a portion of the shares covered by this prospectus from time to time, in one or more or any combination of the following transactions:

•  on the OTC Bulletin Board or on any other national securities exchange on which our shares are listed or traded;

•  in privately negotiated transactions;

•  in underwritten transactions;

•  in a block trade in which a broker-dealer will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•  through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

•  in ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•  through the writing of options (including put or call options), whether the options are listed on an options exchange or otherwise.

We and the selling stockholders may sell the shares in one or more transactions at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by us or the selling stockholders and, at the time of the determination, may be higher or lower than the market price of our Class A Common Stock on the OTC Bulletin Board or any other exchange or market. The selling stockholders will act independently of us in making decisions with respect to the pricing, timing, manner and size of each sale.

The shares may be sold directly or through broker dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. We or the selling stockholders may also enter into hedging transactions with broker dealers. In connection with such transactions, broker-dealers of other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with us or the selling stockholders. We or the selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from us or the selling stockholders or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters or broker-dealers engaged by us or the selling stockholders may allow other underwriters or broker-dealers to participate in resales.

We and the selling stockholders may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of the shares of Class A Common Stock, including liabilities arising under the Securities Act of 1933, as amended, or the Securities Act. Under the Shareholders’ Agreement, we have also agreed to pay the costs, expenses and fees of registering the shares of common stock, other than underwriting discounts and commissions. We may agree under certain circumstances that we will not, without the prior written consent of an underwriter, offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable for our common stock. However, an underwriter, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

Upon our entering into, or upon our notification by the selling stockholders that they have entered into, any material arrangement with an underwriter or broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing certain material information, including:

•  the name of the selling stockholders, if appropriate;

•  the number of shares being offered;

•  the terms of the offering;

•  the names of the participating underwriters, broker-dealers or agents;

•  any discounts, commissions or other compensation paid to underwriters or broker-dealers and any discounts, commissions or concessions allowed or reallowed or paid by any underwriters to dealers;

•  the public offering price; and

•  other material terms of the offering.

The selling stockholders are subject to the applicable provisions of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares offered in this prospectus and any applicable prospectus supplement by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities for the shares.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling the shares of Class A Common Stock under this prospectus and any applicable prospectus supplement, shares may be (a) transfered in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer, (b) sold under Rule 144 or Rule 145 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144 or Rule 145, or (c) sold by any other legally available means.

Legal matters

The validity of the shares of Class A Common Stock offered pursuant to this prospectus will be passed upon by Kirkland & Ellis LLP, Chicago, Illinois.

Experts

Our consolidated financial statements as of and for the fiscal periods ended December 30, 2006 and December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 30, 2006, included in our Annual Report on Form 10-K for the fiscal year ended December 30, 2006, as amended, which is incorporated by reference in this registration statement and prospectus, have been audited by Grant Thornton LLP, independent registered public accounting firm, as indicated in their reports with respect thereto (which reports express unqualified opinions and contain an explanatory paragraph relating to the 2006 adoption of Financial Accounting Standards Board (FASB) Statements No. 123(R) and No. 158) and are incorporated by reference in this registration statement and prospectus in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

The consolidated financial statements for the fiscal year ended January 1, 2005 included in our Annual Report on Form 10-K for the fiscal year ended December 30, 2006, as amended, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

Where you can find more information

Filings.   We are currently subject to the information requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC. You may read and copy (at prescribed rates) any such reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. For further information concerning the SEC’s Public Reference Room, you may call the SEC at 1-800-SEC-0330. Some of this information may also be accessed on the World Wide Web through the SEC’s Internet address at http://www.sec.gov.

Registration statement.   We have filed with the SEC a registration statement on Form S-3 with respect to the shares of Class A Common Stock offered hereby.  This prospectus does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC.  For further information with respect to us and the Class A Common Stock offered hereby, reference is made to the registration statement.

Documents incorporated by reference

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents and reports listed below (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Registration S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K):

•  our Annual Report on Form 10-K for the fiscal year ended December 30, 2006 filed with the SEC on March 14, 2007 and amended on March 29, 2007 and April 5, 2007;

•  our Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 filed with the SEC on November 1, 2007;

•  our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed with the SEC on August 9, 2007;

•  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the SEC on May 10, 2007;

•  our definitive Proxy Statement on Schedule 14A filed with the SEC on April 20, 2007;

•  our Current Reports on Form 8-K filed with the SEC on January 8, 2007, February 9, 2007, April 4, 2007, June 5, 2007 (as amended by Form 8-K/A filed on June 20, 2007), June 15, 2007, July 16, 2007, July 26, 2007, August 14, 2007, September 18, 2007 and October 9, 2007; and

•  the description of the Company’s Class A Common Stock, par value $0.01 per share, included in Item 1 of the Company’s Registration Statement on Form 8-A, filed pursuant to Section 12 of the Securities Exchange Act on March 6, 2003.

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Registration S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, unless otherwise indicated therein) after the date of this prospectus.  The information contained in any such document will be considered part of this prospectus from the date the document is filed with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We undertake to provide without charge to any person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon oral or written request of such person, a copy of any or all of the documents that have been incorporated by reference in this prospectus, other than exhibits to such other documents (unless such exhibits are specifically incorporated by reference therein). We will furnish any exhibit upon the payment of a specified reasonable fee, which fee will be limited to our reasonable expenses in furnishing such exhibit. Requests for such copies should be directed to Secretary, Polymer Group, Inc., 9335 Harris Corners Parkway, Suite 300, Charlotte, North Carolina  28269, (704) 697-5100.

Polymer Group, Inc.®

Polymer Group global presence

● Manufacturing facility ■ Capacity expansions ▲ Corporate headquarters

North Bay, Ontario
Guntown, MI
Waynesboro, VA
Kingman, KS
Magog, Quebec
Clearfield, UT
Landisville, NJ
Portland, OR
Benson, NC
Mooresville, NC
North Little Rock, AR
Charlotte, NC
Cali, Colombia
San Luis Potosi, Mexico
Buenos Aires, Argentina
Bailleul, France
Cuijk, The Netherlands
Neunkirchen, Germany
Suzhou, China
Nanhai, China

North Bay, Ontario

North Little Rock, AR

Mooresville, NC

Benson, NC

San Luis Potosi, Mexico

Cali, Colombia

Cuijk, The Netherlands

Suzhou, China

Neunkirchen, Germany